Form 20-F
period 2005-07-31
SPROUT DEVELOPMENT INC.
filed 2005-10-31
CIK 1302401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number 000-50339

SPROUT DEVELOPMENT INC.

 (Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

#21 Country Hills Gardens NW

Calgary, Alberta, T3K 5G1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class A Common Stock	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report.

18,000,000 Class A common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X]Yes  [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [X ] Item 18

_________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

1

Item 1.

Identity of Directors, Senior Management and Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Company

7

Item 5.

Operating and Financial Review and Prospects

11

Item 6.

Directors, Senior Management and Employees

13

Item 7.

Major Shareholders and Related Party Transactions

16

Item 8.

Financial Information

17

Item 9.

The Offering and Listing

17

Item 10.

Additional Information

17

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

21

Item 12.

Description of Securities Other than Equity Securities

21

PART II

21

Item 13.

Defaults, Dividend Arrearages and Delinquencies

21

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

22

Item 15.

Controls and Procedures

22

Item 16A. Audit Committee Financial Expert

22

Item 16B. Code of Ethics

22

Item 16C.  Principal Accountant Fees and Services

22

Item 16D. Exemptions from the Listing Standards for Audit Committees

23

PART III

23

Item 17.

Financial Statements

23

Item 18.

Financial Statements

24

Item 19.

Exhibits

24

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

Exchange Rates

All dollar amounts in this document are in U.S. Dollars unless otherwise indicted.

This Annual Report contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the month or of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the two years ended July 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	July
	2004 $	2005 $
At end of period	.7521	.8159
Average for period	.7561	.8177
High for period	.7489	.7489
Low for period	.7644	.8492

Following is a table of the Noon Buying Rates on the last day of each month for the last two months ended September, 2005:

	August	September
At end of period	.8408	.8615
Average for period	.8303	.8491
High for period	.8211	.8418
Low for period	.8435	.8615

The Noon Buying Rate as of   October 24, 2005 was .8413

	July
	2004	2005
Operating Revenues	-0-	-0-
Income (loss) from Operations	$(542)	$(13,151)
Net Income (loss)	$(542)	$(12,966)
Net Income (loss) from operations per share	0.00	0.00
Total Assets	$79,768	$67,394
Total Stockholders Equity	$79,768	$66,502
Capital Stock	$80,000	$80,010
Number of Shares	18,000,000	18,000,000

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

Risks Related to Business Issues

(1) Our operations to date have been limited to establishing the Company, its business plan, and conducting an informal market survey that was primarily based on Internet searches. We have generated no revenues to date.

Sprout Development is very small and only recently has it begun exploring its business opportunities in the divorce-related software industry. Since we are just starting our proposed operations, any investment in our company is at risk that our proposed new business may never be able to derive any revenues, make a profit or, if we do, it may take a very long time to do so.

(2) Our proposed business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this prospectus, Sprout Development has received no revenues from its proposed business and none are expected in the next 12 months. Without additional capital, either from profits generated through our business, or from new equity invested in Sprout Development, the survival of Sprout Development may be at risk. The balance sheet for the period ended July 31, 2005, indicates that we have stockholder's equity of $66,502 and working capital of approximately $57,400. Since incorporation on July 19, 2004, our shareholder, Puroil, has been our only source of capital. We estimate that we have sufficient funds for supporting more than twelve months of current operations. If we are not able to generate profits from the operations of our business, we may need to raise additional capital. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or any of our financial objectives, for that matter.

(3) The potential market for our services may not develop as we expect and/or we may not be able to achieve the level of revenues we require in order reach, and/or sustain, profitability or to even continue to operate.

We have only informally researched the market to get an indication of the potential of our targeted market and management believes that the possible results of how we may be able to participate are unpredictable at this time. As a result of this unpredictability, our estimation of the potential market could be entirely wrong and, as a result, our proposed business may never achieve any sales or profits and may fail entirely.

(4) Our informal market study may prove incorrect about the market for our software and/or our ability to participate in this market, as we currently expect.

The evaluation of the market for the software has been done solely by our officers and directors. No independent analysis or study of either the market for the software or our ability to compete in such market has been done by any independent experts engaged by Sprout Development. The investor and/or shareholder is at risk if our studies have overestimated the market, underestimated the difficulty of our being able to participate in this market and to generate a profit, or both.

(5) We are attempting to create a commercially viable product based on a yet undeveloped software concept which could fail commercially and cause our company to fail.

The software concept which is licensed by our company is not accompanied by any developed software and all software related to this concept will need to be developed by the company prior to offering a commercial product.

Since the software is not yet developed, and does not yet even exist in any pre-developed form, it could be that the software is never developed and that the company fails to create a commercially viable product, or any product at all. If this occurs, the company would likely fail and you would lose your entire investment.

(6) We have not conducted any marketing tests or studies on our software concept and thus the concept could be a commercial failure.

There have been no market studies performed that could assist in determination of the desirability of the software concept and the whole concept could prove undesirable, unmarketable, and not capable of supporting a profitable business.

Because the concept is not developed or tested, and no conclusive market studies have been performed, the company could find that even in the case of developed software, there is insufficient demand, or no demand at all, for its software, in which case the company would likely fail and you would lose your entire investment.

(7) The license that we have acquired related to our software concept is non-exclusive and has not been patented and thus we might be susceptible to competition from any other licensees or the grantor of our license.

The license that has been granted to our company by our president, Mr. Cozac, is non-exclusive and not patented and Mr. Cozac could offer other licenses to other parties.

Our company has no right to exclude others from engaging in competitive activities. We have no patents upon which to rely and no non-competition agreement with Mr. Cozac. Therefore, Mr. Cozac could become involved with other companies that could compete with our company with our company, which competition could result in the failure of our company and the loss of your entire investment.

(8) It is possible that disputes could arise between users and Sprout Development that could result in Sprout Development being named in litigation, and we have no insurance to cover this potential liability.

Sprout Development presently has no liability insurance coverage for such contingencies and we do not anticipate acquiring any in the future. If we are involved in any litigation resulting from our software licensing or acquisition activities, it is possible that we could be forced to expend substantial sums on legal fees even if there is no basis for naming Sprout Development as a defendant and even if we ultimately win in any such litigation. Any adverse decision in any litigation may result a financial judgment against us and, therefore, adversely affect our company, its business and operations, and our investors and shareholders.

(9) Our company has no history of earnings and uncertain future earnings.

To date, the Company has not engaged in any business or operations and has generated no revenues. There is no assurance it will generate any revenues from its proposed operations, or if it does, that such revenues, if any, will be sufficient to sustain operations.

 (10) The uncertainty of additional capital places us at risk for continued operations and may result in shareholder dilution.

Sprout Development may not be able to raise as and when it may require them or that Sprout Development will be able to raise funds on suitable terms. Failure to obtain such financing as and when needed could delay or prevent our proposed business operations, which could adversely affect our financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders is likely to occur.

(11) Our cash flow could be lower than anticipated due to slower than expected customer acceptance.

The Company has generated no cash flow and there is no assurance its proposed products or services will be accepted by anticipated customers, or that any such customers will accept the products and/or services at a time and in a manner that will produce revenues for the Company as and when required for operations.

(12) Protection of our intellectual property is limited.

We have not applied for protection of our business name as a service mark and are relying solely on common law intellectual property rights for protection. There is no assurance that we will be able to successfully defend our common law service mark if contested or infringed upon

(13) Our competitors are more well funded and more organized and further developed than we are and these competitive advantages may result in our inability to compete in our proposed market.

Our potential competitors may have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, and significantly larger installed customer bases. As a result, some of our potential competitors may be able to raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our potential competitors' greater brand name recognition may require us to price our services at lower levels in order to win business. Our potential competitors' financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose and this may have the effect of causing our business to fail.

Risks Related to Management Issues

(1) We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate to ensure our future success, and may result in failure of the business.

Because our management has limited direct experience in Web-based software within which we are planning to operate, investor funds may be at high risk of loss due to the inexperience of the officers and directors who will be making business decisions. This lack of experience may result in their inability to run a successful business.

(2) Sprout Development is completely dependent on its management for the product development and marketing and acquisition activities, if any.

Our current management comprise the only personnel available to develop and implement our proposed business and it is probable that we would not have sufficient capital to hire personnel to continue this work should management for any reason cease or be unable to continue to work. Without personnel to supplement our officer and director management, we will not be able to continue to operate.

(3) New Investors and shareholders have little say in the management of our business, which could make it difficult for them to make changes in operations or management.

Our current officers, directors and major shareholders will directly and indirectly own 77.78% of our common stock and will be in a position to continue to control Sprout Development. Such close control may be risky to the investor because our operation is dependent on a very few people who could lack ability, pursuing our operations.

 (4) Our Management's potential conflict of interest could have a negative effect on our company's operations or business opportunities.

Members of our management team are not employed on a full-time or exclusive basis and may pursue additional business opportunities.  Management is currently not in any conflicting situations however, situations could arise in which members of management enter into other businesses that draw time and attention away from our business and this may have a negative effect on us, possibly resulting in a failure of our business.

Risk Factors Related to Financial Issues

(1) No cash dividends are anticipated in the foreseeable future.

Sprout Development has not yet commenced operations, has not realized any income and has not, since incorporation, paid dividends. Furthermore, Sprout Development does not anticipate that it will pay dividends in the foreseeable future and thus the investor or shareholder will only profit by the increase in value of his shares. Our profits, if any, during the next several years are expected to be used to fund its ongoing operations and future business and market development.

(2) There is no market for our common stock and an investment in our stock would be illiquid.

Our stock currently is not listed on any stock exchange or quotation medium. This means that an investment in our stock must be regarded by an investor as being illiquid for an infinite amount of time.

 (3) The Company's Stock Price May Be Volatile.

In recent years and months, the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly stocks like ours. It is also possible that the Company's operating results will not meet the expectations of its public market analysts, if any, which could have an adverse effect on the trading price of its common shares, assuming the stock ever trades, of which there is no assurance. Accordingly, the market price, if any, for the Company's Common Stock may fluctuate substantially.

(4) Our stock, if ever traded on a public market, will be low priced and the "penny stock" rules could make it difficult for your shares to be traded.

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security other than a security excluded from such definition by Rule 3a51-1. For the purposes relevant to Sprout Development, it is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

It is anticipated that Sprout’s common stock will be regarded as a “penny stock”, since its shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States. Sprout intends to have an application filed on its behalf to have its common stock quoted on the Over-The-Counter/Bulletin Board.  If such approval is provided, Sprout's shares will be regarded as "penny stock" to the extent the market price for its shares is less than $5.00 per share. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

(5) Potential Future Sales Of Sprout's Common Stock Pursuant To Rule 144 Could Depress The Market Value Of Your Shares.

Of the 18,000,000 shares of Sprout Development's Common Stock outstanding prior to this Offering, all are "Restricted Securities," as that term is defined under Rule 144 promulgated under the Securities Act of 1933 (the "Act"). In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell, within any three-month period, a number of shares which does not exceed the greater of one percent (1%) of the issuer's then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, without any quantity limitation, by a person who is not an affiliate (and has not been an affiliate during the prior three month period) of the Company and who has beneficially owned the shares a minimum period of two years. Hence, the possible sale of these restricted shares may, in the future, dilute an investor's percentage of free-trading shares and may have a depressive effect on the price of Sprout Development's Common Stock. No shares, other than the Offered Stock which is the subject of this prospectus may be sold free of the volume and manner of sale restriction described above. All of our issued and outstanding shares, other than the Offered Stock, are held by affiliates and subject to the restrictions of Rule 144. (SEE" CERTAIN TRANSACTIONS.")

(6) Potential Anti-Takeover Effect of Authorized Preferred Stock.

Sprout Development is authorized to issue 5,000,000 shares of no par value preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by our Board of Directors. Preferred stock can thus be issued without the vote of the holders of our common stock. Rights could be granted to the holders of preferred stock that could reduce the attractiveness of Sprout Development as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of Common Stock. No preferred stock is currently outstanding, and we have no present plans for the issuance of any shares of preferred stock.

(7) Exercise Of The Warrants Is Uncertain And They May Become Worthless.

Because of the relatively high exercise price of the Warrants, the lack of a market for the Warrants and the uncertainty of the Sprout's business success, the Warrants may never be exercised and they may expire and become worthless to the investor.

The shares of common stock issuable upon exercise of the Warrants are being registered with the Securities and Exchange Commission. The Warrant Agent Agreement, pursuant to which the Warrants will be issued, provides for the extension of the exercise period of the Warrants by Puroil upon fulfillment of certain notice provisions to the Warrant Holders. We will be required, from time to time, to file post-effective amendments to its registration statement in order to maintain a current prospectus covering the issuance of such shares upon exercise of the Warrants. We have undertaken to make such filings and to use our best efforts to cause such post-effective amendments to become effective. If for any reason a required post-effective amendment is not file or does not become effective or is not maintained, the holders of the Warrants may be prevented from exercising their Warrants, and they may become worthless. The Sprout shares underlying these Warrants are being registered pursuant to the registration statement in which this prospectus is included.

(8) State/provincial blue sky registration may be required to exercise warrants, and if we do not register the warrants they may not be exercisable and may become worthless.

Holders of the Warrants have the right to exercise the Warrants only if the underlying shares of common Stock are qualified, registered or exempt from sale under applicable securities laws of the states and provinces in which the various holders of the Warrants reside. Sprout cannot issue shares of common stock to holders of the Warrants in those jurisdictions where such shares are not qualified, registered or exempt.  We may decide not to seek or may not be able to obtain qualification of the issuance of such common stock in all of the jurisdictions in which the ultimate purchasers of the Warrants reside. In such case, the Warrantsheld by those purchasers will expire and have no value if such Warrants cannot be sold. Accordingly, the market for the Warrants may be limited because of these restrictions.

(9) Possible Redemption of the Warrants by Sprout Would Eliminate Potential Increases in Market Value of the Shares Underlying the Warrants.

We have the right to redeem the Warrants at $0.001 per warrant if our common stock publicly trades and closes at a bid price greater than $0.11 per share for any 10 consecutive trading days. This means that any potential profits to be made from an increase in the market price could be lost by the investor.

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Sprout Development was incorporated in the Province of Alberta on July 19, 2004 with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.

The following narrative is the opinion of Sprout Management, which opinion is based solely on internet-based searches and reviews of web sites related to collaboration software, divorce, and child time management.  When a web site is identified, and/or an excerpt from a website is quoted, that website is identified solely to provide the reader with source material location. Sprout has no connection with any of the web sites reviewed or quoted.

What is Collaboration Software?

Collaborative software, also known as groupware, is software that integrates work on a single project by several concurrent users at separated workstations. For example, calendaring becomes more useful when more people are connected to the same electronic calendar and choose to keep their individual calendars up-to-date. An extension of groupware is collaborative development, software that allows several concurrent users to create and manage information in a website.

Groupware is sometimes divided into three categories depending on the level of collaboration. They are communication tools, conferencing tools, and collaborative management tools.

•

Electronic communication tools send messages, files, data, or documents between people and hence facilitate the sharing of information. Examples include:

o

e-mail

o

faxing

o

voice mail

o

Web publishing

•

Electronic conferencing tools also facilitate the sharing of information, but in a more interactive way. Examples include:

o

data conferencing - networked PCs share a common “whiteboard” that each user can modify

o

voice conferencing - telephones allow users to interact

o

video conferencing (and audio conferencing) - networked PCs share video or audio signals

o

discussion forums - a virtual discussion platform to facilitate and manage online text messages

o

chat rooms - a virtual discussion platform to facilitate and manage real-time text messages electronic meeting systems (EMS) - a conferencing system build into a room. The special purpose room will usually contain a large screen projector interlinked with numerous PCs.

•

Collaborative management tools facilitate and manage group activities. Examples include:

o

electronic calendars (also called time management software) - schedule events and automatically notify and remind group members

o

project management systems - schedule, track, and chart the steps in a project as it is being completed

o

workflow systems - collaborative management of tasks and documents within a knowledge-based business process

o

knowledge management systems - collect, organize, manage, and share various forms of information

Collaborative software can be either web based or desktop systems.

Large corporations typically have their own private systems called Intranets and Extranets, but small businesses and individuals can also benefit from similar systems called hosted services. Whatever the tool or the application of it, years of use have shown collaboration software to be extremely effective at streamlining and improving interactions between people.

How is collaboration software relevant to Sprout?

It is management’s belief that collaboration software may help keep children from feeling trapped between the two people they love the most. Management also believes that whether parents are married, separated or divorced, children do not enjoy being in the middle. Thus, one of the most important things parents can do to protect their children is to communicate directly with one another instead of using their children as messengers.  Sprout believes that this is where the real value of collaboration software can be seen. Instead of exposing children to potential arguments where parents say things they don’t mean and later regret, messages can be composed in a non-hostile setting and pondered before the submit button is pressed, all outside the earshot of their children. And by addressing issues as they arise rather than letting them pile up, parents can help circumvent heated discussions caused by having too many topics to discuss during a limited time period.

Like anything, collaboration software can be used as a weapon by divorced parents if they choose not to put their children first. But by using the software to plan events ahead of time and to communicate about parenting responsibilities, the chance for hostile interactions can be reduced, parents can be better organized, and children can be kept out of the middle. While collaboration software is not the magic elixir that guarantees the fighting will stop between parents, it can help to remove many of the potential opportunities for conflict and it can help the parents to have a more businesslike relationship for the sake of their children’s well being

Based on Sprout Management’s opinion, which opinion is based in Internet-based searches, co-parenting can work smoothly if there is a color-coded calendar at each home. Each parent is represented by a particular color. In this way, even young children who cannot yet recognize letters can still associate one color with each parent. Consistency of the color assignments across households facilitates comfort in recognition for a young child.

Based on management’s Internet-based search, Sprout Development believes that there may be a market in North America for a web-based product that provides easy to use web tools that will encourage cooperation, communication and consistency with the following modules;

•

Calendar Module: Allowing the divorced parents to create/view their children’s schedule on the internet.  This module will color code each child and parent for easy recognition of each family member’s activities.  Should any changes be made to the calendar by either parent an email, text message or pager message is delivered to the other parent to indicate that change.

•

Task List: Track who and when tasks are to be completed by each parent.

•

Message Board:  An organized communications tool that can be used to discuss family issues in a thoughtful non-confrontational way.

•

‘Bookshelf’ Module: of resources for the parents on mediation.

•

Statistics:  tracking of time each parent spends with each child.

•

Templates: Choose from a number of typical visitation schedules, modify and existing one or create a custom schedule.

Our current monthly overhead is minimal as the Company has no employees and limited operations.   Our current revenues as at the date of this report are approximately $500 per month, which is derived from a sublease of space which the Company had initially leased from FACT Corporation for its operations which is sub-let to one tenant as at the date of this report. The revenues we currently generate will not be sufficient to allow us to fund any growth plan for the Company and we will still be required to raise funds or issue shares of the Company to acquire new oil and gas assets.  We will not receive any rental revenue from the sublease after October 1, 2005 as the lease will terminate on that date.  We will have no revenues unless we can raise capital for the Company or access a revenue producing acquisition.

BUSINESS OVERVIEW

Since our incorporation, we have concentrated our efforts on formative activities, including organizing the corporation and proposed distribution of the shares of our Common Stock to Puroil shareholders. Management is now seeking to establish relationships with distribution partners. Distributors could be organizations of family mediators that perform direct counseling to potential clients. Management intends to enter into negotiations for, and preparation of appropriate licensing agreements, pricing models, and revenue-sharing agreements with distribution partners. To date, the Company has not contacted any distribution companies

Management is unaware of the rate at which revenues would be shared with channel distribution partners and does not expect to become aware of the sharing rate until successful negotiations have been completed. Such negotiations are not expected to occur until after the registration statement in which this prospectus is included, becomes effective.  Since no arrangements or discussions with any potential distribution have been commenced by Sprout, it is not reasonable to assume at this time that Sprout will be able to successfully reach an agreement with a distribution partner.

Marketing

Through Internet-based searches, we have identified our target customer, readily accessible to the sales channel and should be sufficiently funded to pay for access to the product. These target customers are the parents that are seeking mediated settlements with regard to children and visitation. This approach is based on the belief that those parents have the interests of the children in mind and would commit to using a tool such as ours if the tool was made available in a cost effective price point and easily delivered to the client.

Competition

To our company’s knowledge, there is only one other company that offers direct competition to the web-based service we are proposing. That company also offers calendar, messaging, contact, diary and alert services that we also intend to offer.  We intend to compete with more focused marketing efforts to related channel distribution partners (as discussed earlier in this prospectus), with web searches that have words containing collaborative software, parenting software, mediation or visitation that bring up our web site within the first 10 hits. We also intend to offer a low one time registration fee for the use of our website, Compared to monthly charges that our competition uses.

We believe that other companies compete with a portion of our intended online services. These companies are mainly geared to business organizations or groups; they offer an online calendar program, a discussion board and a task list. The apparent limitations with these companies  is that the information is that the administrator of the calendar is the only person that can edit the events, therefore the information flows one way and there is no way of informing the users of the web calendar of changes to the calendar. We intend to compete with a web service focused on collaboration specifically between divorced parents as described earlier in this prospectus.

Although these companies compete on a portion of Spout’s intended business, the competitors could also provide the same services as Spout, therefore we would have to compete based on marketing efforts and price of the service.

Employees

Sprout Development plans to operate using contract employees rather than salaried employees so that overhead is kept to a minimum during the start-up stage of the Company. Contract employees are paid no pension or dental benefits and no filings, such as employment insurance and tax deductions, must be made to the government on their behalf.

As of the date of this prospectus, Sprout Development operations are carried out by its President and Director Darryl Cozac on a part time basis. Mr. Cozac plans to spend up to 10 hours per week on Sprout business and plans to allocate time to Sprout requirements as he sees fit, in his sole discretion. There are no full-time employees. There has been no salary or compensation paid, earned, or accrued and there are no plans to pay, earn, or accrue any compensation until such time as the Company has sufficient capital and/or revenues to do so, of which there is no assurance. The market studies, channel negotiations, and financing/acquisition activities, technical sales and service are to be provided by Mr. Cozac. The Company plans to hire a part time office manager as cash becomes available to do so, of which there is no assurance.

All other activities are carried out by the officers and directors who currently provide, and will continue to provide, their services for no compensation until such time as Sprout Development can afford to pay for their services, of which there is no assurance. There is no compensation accrual or back pay allowance, and none is contemplated in the future.

REGULATORY MATTERS AFFECTING OUR BUSINESS

We do not believe that there are any regulatory matters that may affect our business.

ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

PROPERTY, PLANT AND EQUIPMENT

Sprout Development owns $2,391 worth of computer equipment as at the date of this filing.  The Company has agreed verbally to lease approximately 200 square feet of office space on a month-to-month basis for $300 per month from an unaffiliated company, commencing after the effective date of the registration statement the Company filed with the Securities and Exchange Commission.  As of July 31, 2005, the lease had not commenced, and no rent expense had been incurred.  The rental amount is considered to be an arms-length fair market rate, considering the small amount of physical space.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We believe Sprout Development has sufficient cash resources to operate at the present level of operations and expenditures for the next twelve months. Our average operating costs are less than $3,000 monthly and are not expected to exceed this level within the next 12 months.

These general operating costs include:

a)

rent -  $300 per month;

b)

web site development – average of $500 per month (includes $5,000 for first three months setup);

c)

marketing, and administration – average $300 per month (includes market studies);

d)

public reporting costs -  average $800 per month;

e)

web advertising – average $1,000 per month.

Total - $2,900 average monthly expenses.

The costs set out below under “Milestones” are included in the average monthly operating costs. Depending upon a variety of factors that may affect our business plan and proposed operations, we may seek additional capital in the future, either through debt, equity or a combination of both. We may also acquire other assets through the issuance of stock. No assurances can be given that such efforts will be successful. We have no specific plans at present for raising additional capital or acquiring other assets.

.

The following is the history and projected future activities of the company in milestone format.

Milestones:

(i)

Development of the concept and preliminary planning for the introduction of the web-based software was completed in July, 2004 by the management of Sprout Development. This included internet-based searches for potential competitors and reviews of their relevant products, and potential distributors.

(ii)

Sprout Development was incorporated on July 19, 2004 and subsequently funded by Puroil for initial operations.

(iii)

A market study is planned for the two-month period that commenced October 1, 2005. Estimated cost $1,000.  This market study is planned to be comprised of telephone interviews with multiple potential distributors which will be located via Internet Searches. The nature of the study is to determine the general level of interest in the product, desired product features, commission rates, and pricing resistance points.  We currently do know what pricing module and channel distribution costs will be accepted for our business and intend for this study to determine this.

(iv)

Establishment of pricing models and potential distribution partners is planned to take one-month and commence immediately following the completion of the marketing study referred to in item (iii) above.  We expect the cost of this study to be negligible.

(v)

Development of the website is planned to commence immediately following completion of the study referred to in (iv) above and is expected to take up to three months. The projected cost of this development is approximately $5,000. The software could be sold on a one-time-fee basis where each user pays in advance for unrestricted access to the software. In the case of a distribution partner’s involvement, the difference is that the distribution partner would take a percentage of whatever fees are generated by the sale of the software.

(vi)

Advertising in Internet search engines during the period following completion of the items described in item (v) above. This milestone should mark the first revenues for Sprout Development. Depending on the success of the marketing efforts, Sprout Development may need to obtain addition capital from loans or sale of additional equity.

Additional capital could be required in the case where Sprout Development fails to generate sufficient revenues from software sales to offset its operational costs. Sprout Development may also need to raise additional capital in the case where the Company desires to acquire another company and the other company’s shareholders demand cash for their shares. While Sprout Development management will always consider merger and acquisition candidates to grow Sprout Development for the benefit of its shareholders, there are currently no merger and acquisition candidates known to Sprout Development management.

For the twelve month period commencing October 1, 2005,  Sprout Development intends to pursue arrangements for the listing of its securities on the OTC/Bulletin Board, the establishment of its stated business operations, and marketing of the web-based software. There can be no assurance we will achieve these objectives, or any one of them.

If these objectives are met, then Sprout Development expects to be able to generate revenues and operate profitably without raising further equity. There can be no assurance we will achieve these objectives, or any one of them.

Results of Operations

There have been no revenues from the date of incorporation on July 19, 2004 to the year ended July 31, 2005.  Sprout realized net losses for the twelve month period ended July 31, 2005 of $12,966 as compared to net losses of $542 for the period from inception on July 19, 2004 to July 31, 2004.

Sprout had total assets of $67,394 at July 31, 2005. These assets were comprised of $58,290 in cash, $6,713  in deferred registration costs and $2,391 in computer equipment net of depreciation of $266.

Sprout had total current liabilities of $892 at July 31, 2005.

At July 31, 2005, Sprout had $57,398 in working capital, compared to $79,468 in working capital at July 31, 2004.

Liquidity and Capital Resources

At July 31, 2005, Sprout Development’s total assets of $67,394 exceeded its current liabilities of $892. We sold 18,000,000 shares of Common Stock for an aggregate of $80,010 total cash and the software license, prior to July 30, 2004.  We concurrently issued 4,000,000 common share purchase warrants exercisable for an additional 2,000,000 shares upon tender of two warrants plus $0.10 for one (1) share of the Company's Common Stock. None of the 4,000,000 share purchase warrants have been exercised as of the date of this filing.  There can be no assurance that financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all. Our President, Darryl Cozac, has committed to providing any funds needed to pay the costs of reporting for the next 18 months if the Company does not have sufficient funds on hand to pay such costs.

We do not expect to expend more than $40,000 over the next 12 months from October 1, 2005 and we expect to keep costs at a minimum until such time as revenues are generated to cover any increased costs. If the Warrants are exercised we could receive up to $200,000 which would be allocated to general working capital.

MATERIAL CAPITAL COMMITMENTS

Sprout does not have any material capital commitments.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Sprout Development has not undertaken any research and development that has resulted in the incurrence of any costs. Sprout Development will not be filing for any patent, trademark and trade name protection. It will be relying on applicable copyright laws for the protection of its proprietary software.

TREND INFORMATION

Sprout is not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Sprout Development does not have any material obligations as of July 31, 2005.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The members of the Board of Directors serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below is acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers is as follows:

The Executive Officers and Directors of the Company and their ages are as follows:

Name	Age	Position	Date Elected
Darryl Cozac #21, Country Hills Gardens NW., Calgary, Alberta, T3K 5G1	38	President, CFO Director	July 19, 2004

Jim Balsara 109 Cranleigh Bay SE Calgary, Alberta T3M 1H5	32	Secretary/Treasurer	July 19, 2004

Mr. Cozac has served as President and Director of Sprout Development Inc. since its incorporation in July 2004. Mr. Cozac is currently serving as Secretary, Director and Technical Sales Manager of LogSearch Inc. since the Company's formation on March 2, 2004. From 1996 -2004 Mr. Cozac has served as President and Director and founding partner of Coachware Systems Inc. a privately held company that designed, developed and is currently marketing software to hockey coaches world wide. Mr. Cozac played an integral role in the design, marketing, sales and support of the software to hockey coaches in 15 countries. Mr. Cozac is a certified engineering technologist (Alberta Society of Engineering Technologists) and has 10 years experience in the petroleum data and software industry. Inc. Mr. Cozac is also the contract technical services manager for Unitech. From May, 1993 to September, 1999, Mr. Cozac was a member of the technical sales group of International Datashare Corporation  ("IDC"), a company previously listed on the Toronto Stock Exchange (now merged into Divestco) specializing in the creation of oil and gas databases and data analysis software. Between 1988 and 1992, was a geological technologist with Esso Resources Ltd.

Mr. Balsara has served as a Director of Sprout Development Inc. since its incorporation in July 2004. Mr. Balsara is currently a Senior Systems Engineer at TELUS Inc. and has been involved with the Client Solutions business unit since 1999.  At TELUS Mr. Balsara has been involved in the marketing aspects and technical sales groups for various software packages and voice/video conferencing services served in a hosted TELUS built Internet Data Center located in Calgary, Alberta. Mr. Balsara earned a Bcomm in Marketing from the University of Calgary in 1994 and an M.B.A. degree specializing in Information Systems from the University of Texas at Dallas in 1996.  He has earned various technical certifications such Microsoft’s MCSE in 1999 and Cisco’s CCNA certification in 2002.

There are no family relationships among our officers, directors, or persons nominated for such positions.

No officer or director and no promoter or significant employee of Sprout Development has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor offenses) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last two fiscal years.  No executive officer Sprout Development Inc. earned a salary and bonus for such fiscal year in excess of CDN$100,000.

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

Darryl Cozac President & Director	2005	-	-	-	-	-

Darryl Cozac President & Director	2004	-	-	-	-	-

The Company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of Sprout Development Inc

BOARD PRACTICES

The directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected. Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors

We do not have any standing audit, nominating, or compensation committees of the Board of Directors.  Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

Other than the officers of the Company, there are no employees who are expected to make a significant contribution to our corporation.

SHARE OWNERSHIP

The following table sets forth information, as of October 24, 2005, with respect to the beneficial ownership of the Company’s  Class A common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Darryl Cozac	13,990,800 Class A common shares held directly	69.95%

Class A Common	Jim Balsara	10,000 Class A common shares held directly	0.05%

	All Officers and Directors as a group	14,000,800 Class A common shares	70.0%

(1) Based on 18,000,000 shares of Class A Common Stock presently outstanding plus 2,000,000 shares which are included pursuant to 4,000,000 warrants that are available for exercise.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

There are a total of 18,000,000 Class A Common shares of the Company issued and outstanding as of the date of this report of which a total of 90 shareholders in Canada hold a total of  17,999,500 Class A Common shares.

The following table sets forth information, as of October 24, 2005, with respect to the beneficial ownership of the Company’s Class A common stock by each person know to be the beneficial owner of more than 5% of the outstanding Class A common stock.   Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Darryl Cozac #21, Country Hills Gardens NW., Calgary, Alberta, T3K 5G1	13,990,800 Class A common shares	70.0%

(1) Based on 18,000,000 shares of Class A Common Stock presently outstanding plus 2,000,000 shares which are included pursuant to 4,000,000 warrants that are available for exercise.

B. RELATED PARTY TRANSACTIONS

Since the date of inception, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Sprout Development had, or is to have a direct or indirect material interest, are as follow:

On July 19, 2004, Sprout Development issued a total of 14,000,000 shares of Sprout Development Common Stock to Darryl Cozac, our President and member of the Board of Directors, and Mr. Jim Balsara, our Secretary and Treasurer and a member of the Board of Directors. Of these shares, 13,990,000 were issued to Mr. Cozac in consideration of cash in the amount of $10.00 and for the establishment of the company and contributing the software concept that was granted by Mr. Cozac under the License Agreement entered into between Mr. Cozac and Sprout Development.  Mr. Cozac’s other 800 shares were received as a result of a dividend by Puroil Technology Inc., of which Mr. Cozac is a shareholder. The remaining 10,000 shares were issued to Mr. Balsara in consideration of $0.01. The shares were offered to Mr. Balsara at this price as an inducement to join the Board of Directors. This sale of securities was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) for sales not involving a public offering.

On July 30, Sprout Development sold 4,000,000 units to Puroil for $0.02 per share, for a total of US$80,000. The units consisted of 4,000,000 shares of common stock and 4,000,000 warrants exercisable into 2,000,000 shares of common stock at a price of $0.10 per share.  This sale was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4 (1 1/2) for sales not involving a public offering, and was between two private parties.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not Applicable

PLAN OF DISTRIBUTION

Not Applicable

MARKETS

Currently, there is no market for any of our classes of stock.  There is no assurance that there will be liquidity in the any of our stock.  We have completed our distribution and we intend to apply to have our Class A Common stock traded on the Over The Counter Bulletin Board.  There cannot be any assurance that our application for listing will be approved.

SELLING SHAREHOLDERS

Not Applicable

DILUTION

Not Applicable

EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

Not Applicable

MATERIAL CONTRACTS

As of the date of this prospectus, Sprout Development has not entered into any material contracts, other than the following agreement:

On July 19, 2004, we entered into a License Agreement with Darryl Cozac, our President, CFO and director, whereby Mr. Cozac granted to Sprout Development an exclusive license to a divorced-parent, child-time-management software concept. Under the terms of this license agreement, Sprout Development issued to Mr. Cozac 13,990,000 shares of its common stock in exchange for the license and $10.00 cash. Sprout Development deemed the license to be without value since the license only gave Sprout Development access to a concept and not a developed product, and because rules of the Securities and Exchange Commission limit the recording of intangible assets acquired in this manner to the basis of the asset in the hands of the issuer.  Mr. Cozac had no basis in the license. No representations or warranties were made regarding the conceptual software.  This agreement provides Sprout with non-terminating license to develop, market, sell and sub-lease software based on Mr. Cozac’s software concept.  Mr. Cozac will remain the owner of the concept and owner of any software developed by Sprout based on Mr. Cozac’s concept.  Since the concept is not protected by patent or copyrights, it is possible that other products underlying the same concept could be developed by other companies.  Moreover, since Mr. Cozac did not have any historical cost basis in the license, no value was recorded for it.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Sprout Development pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Sprout Development or its subsidiaries.  Management of Sprout Development believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in Sprout Development by a person who is not a Canadian resident (a “non-Canadian”).

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry Canada (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

1.

An investment to establish a new Canadian business; and

2.

An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)

For non-World Trade Organization (“WTO”)  investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2004 is $227 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)

The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)

engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)

provides any financial service;

(iii)

provides any transportation services; or

(iv)

is a cultural business.

2.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canada Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not Applicable

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

SUBSIDIARY INFORMATION

The Company does not have any subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of period covered by this report.  Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting identified in connection with the evaluation referred to in the immediately preceding paragraph that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an audit committee.

ITEM 16B.

CODE OF ETHICS

As of the date of this report, the Company has not adopted a code of ethics that applies to is principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Company has targeted the second quarter of fiscal year 2006 to review and finalize the adoption of a code of ethics.   Upon adoption, the Company will file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its annual report for the year ending July 31, 2006 and post it on its website.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for professional services rendered by the Company's principal accountant, for the years ended July 31, 2005 and July 31, 2004:

Services	2005	2004
Audit fees	$4,054	-0-
Audit related fees	$6,560	-0-
Tax fees	-0-	-0-
Total fees	$10,613	-0-

Audit fees consist of fees for the audit of the Company's annual financial statements or the financial statements of the Company’s subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.

Audit-related services include the review of the Company's financial statements and quarterly reports that are not reported as Audit fees.

Tax fees included tax planning and various taxation matters.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 Below.

ITEM 18.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with Sprout Development’ Form F-1 on February 16, 2005.
3.2	Bylaws	Incorporated by reference to the Exhibits filed with Sprout Development’ Form F-1 filed on October 14, 2004
4.1	Warrant Agency Agreement	Incorporated by reference to the Exhibits filed with Sprout Development’ Form F-1 filed on October 14, 2004
10.1	License Agreement dated July 19, 2004 entered into with Daryl Cozac	Incorporated by reference to the Exhibits filed with Sprout Development’ Form F-1 filed on October 14, 2004
10.2	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with Sprout Development’ Form F-1 filed on February 26, 2005.
12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.	Filed herewith
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPROUT DEVELOPMENT INC.

/s/ Darryl Cozac

DARRYL COZAC

Title: President, CFO, Treasurer,

Director, Principal Executive Officer

& Principal Accounting Officer

/s/ Jim Balsara

JIM BALSARA

Title: Secretary & Director

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Index to Financial Statements

Bateman & Co., Inc., P.C.
Certified Public Accountants

5 Briardale Court
Houston, Texas 77027-2904
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Sprout Development, Inc.

We have audited the accompanying balance sheets of Sprout Development, Inc. (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year ended July 31, 2005, and for the period from inception, July 19, 2004 through July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sprout Development, Inc. (a development stage enterprise) as of July 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended July 31, 2005 and for the period from inception, July 19 2004 through July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BATEMAN & CO., INC., P.C.

Houston, Texas
October 7, 2005

Member
INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
Offices in Principal Cities Around The World

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Balance Sheets

July 31,
2005

ASSETS
Current assets:
Cash in bank	$58,290
Total current assets	58,290

Computer equipment, net of accumulated depreciation of $266	2,391

Other assets:
Deferred registration costs	6,713
Total assets	$67,394

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$892
Total current liabilities	892
Total liabilities	892

STOCKHOLDERS' EQUITY
Common stock, Class A voting shares, no par value, unlimited authorized,
18,000,000 shares issued and outstanding	80,010
Deficit accumulated during the development stage	(13,508)
Total stockholders' equity	66,502
Total liabilities and stockholders' equity	$67,394

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Statements of Operations

	Cumulative
	Inception,		Inception,
	July 19, 2004		July 19, 2004
	Through	Year Ended	Through
	July 31, 2005	July 31, 2005	July 31, 2004

Revenues	$-	$-	$-

General and administrative expenses:
Professional fees	13,079	12,779	300
Depreciation	266	266	-
Other general and administrative expenses	348	106	242
Total operating expenses	13,693	13,151	542
Income (loss) from operations	(13,693)	(13,151)	(542)

Other income (expense):
Interest income	185	185	-
Income (loss) before taxes	(13,508)	(12,966)	(542)

Provision (credit) for taxes on income	-	-	-
Net income (loss)	$(13,508)	$(12,966)	$(542)

Basic and diluted earnings (loss) per common share		$(0.00)	$-

Weighted average number of shares outstanding		18,000,000	16,739,583

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Statements of Stockholders' Equity

			Deficit
			Accumulated
	Common Stock		During the
	Class A		Development
	Shares	Amount	Stage	Total

Inception, July 19, 2004	-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010		80,010
Development stage net income (loss)			(542)	(542)
Balances, July 31,2004	18,000,000	$80,010	$(542)	$79,468

Development stage net income (loss)			(12,966)	(12,966)
Balances, July 31, 2005	18,000,000	$80,010	$(13,508)	$66,502

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Statements of Cash Flows

	Cumulative
	Inception,		Inception,
	July 19, 2004		July 19, 2004
	Through	Year Ended	Through
	July 31, 2005	July 31, 2005	July 31, 2004

Cash flows from operating activities:
Net income (loss)	$(13,508)	$(12,966)	$(542)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Depreciation	266	266	-
Changes in current assets and liabilities:
Accounts Payable and Accrued Liabilities	892	592	300
Net cash flows from operating activities	(12,350)	(12,108)	(242)

Cash flows from investing activities:
Acquisition of computer equipment	(2,657)	(2,657)	-
Net cash flows from investing activities	(2,657)	(2,657)	-

Cash flows from financing activities:
Proceeds from sale of common stock	80,010	-	80,010
Less, Stock subscription receivable, collected
after end of period	-	10	(10)
Change in deferred registration costs	(6,713)	(6,713)	-
Net cash flows from financing activities	73,297	(6,703)	80,000
Net cash flows	58,290	(21,468)	79,758

Cash and equivalents, beginning of period	-	79,758	-
Cash and equivalents, end of period	$58,290	$58,290	$79,758

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2005 and 2004

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Sprout Development Inc. (identified in these footnotes as “we” or the Company) is an Alberta, Canada corporation incorporated on July 19, 2004. We are currently based in Calgary, Alberta, Canada. We intend to use a July 31 fiscal year for financial reporting purposes.

Our president owns 78% of our shares and Puroil Technology, Inc. of Calgary, Alberta, Canada, owns 22% of our shares.

We intend to market web based software that provides a non-confrontational method for parents to communicate the schedules of their children in a co-parenting environment.

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan. We have engaged a financial consulting firm to assist us in registering securities for trading by filing with the U.S. Securities and Exchange Commission. In the current development stage, we anticipate incurring operating losses as we implement our business plan.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises. The financial statements have been presented in U.S. dollars, which is our functional currency.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Accounting for long-lived assets – Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management’s opinion.

Property and equipment and depreciation – Property and equipment are stated at cost less accumulated depreciation computed principally accelerated methods over the estimated useful lives of the assets. Estimated lives of depreciable assets are five years.

Deferred registration costs – Legal and other expenses related to the filing of a registration statement with the Securities and Exchange Commission, as described in Note 3 below, will be

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2005 and 2004

deferred until the stock offering is completed, at which time they will be charged against the proceeds of the stock offering.

Intangible assets – We acquired a software license from our majority shareholders in exchange for common stock. SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under generally accepted accounting principles. Since the shareholders had no cost basis in the license, no value was recorded for it.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Canadian income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109 Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income tax expenses and benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net income per share of common stock – We have adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 5, below, as the calculation would have been antidilutive.

Note 2 – Future operations:
At July 31, 2005, we were not currently engaged in an operating business and expect to incur development stage operating losses for the next year to eighteen months. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced. Management believes we have sufficient capital to implement our business plan and to complete a stock offering (see Note 3 below), and thus will continue as a going concern during this period while the plans

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2005 and 2004

are implemented. No value has been recorded in the financial statements for the services contributed by the officers and directors, because the amount is immaterial to the statements.

Note 3 – Commitments:
We have engaged a financial consulting firm to assist us in filing a registration statement with the U.S. Securities and Exchange Commission to allow us to offer stock for sale to the public. We believe that doing this will enable us to raise the capital necessary to implement our business plan. Our financial consultant has agreed to perform the services necessary to file Form F-1 for a fee of $9,000, payable as prescribed milestones are met. Additional compensation of 25,000 shares of common stock will be due if the consultant’s efforts are successful in placing us with a market maker. Through July 31, 2005, $5,000 had been paid to the firm under the agreement.

These costs will be deferred until the stock offering is completed, at which time they will be charged against the proceeds of the stock offering.

Note 4 - Canadian income tax:
We follow Statement of Financial Accounting Standards Number 109 (SFAS 109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for Canadian income tax has been made in the accompanying statement of operations because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for refundable Canadian income tax consists of the following:

		Inception,
		July 19,
		2004
	Year Ended	Through
	July 31,	July 31,
	2005	2004
Refundable Canadian income tax attributable to:
Current operations	$4,400	$200
Less, Change in valuation allowance	(4,400)	(200)
Net refundable amount	$-	$-

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2005 and 2004

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount as of July 31, 2005 is as follows:

	July 31,	July 31,
	2005	2004
Deferred tax asset attributable to:
Net operating loss carryover	$4,600	$200
Less, Valuation allowance	(4,600)	(200)
Net deferred tax asset	$-	$-

At July 31, 2005, we had an unused net operating loss carryover approximating $13,500 that is available to offset future taxable income; it expires beginning in 2024.

Note 5 – Issuance of shares and warrants:

As of July 31, 2005, the Company had issued shares of its Class A, voting, no par value common stock as follows:

			Price Per
Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software license*	13,990,000	$0.000000715	$10
07/19/04	Shares issued for cash and software license*	10,000	$0.000000715	-
07/21/04	Shares issued for cash	1,875,000	$0.02	37,500
07/23/04	Shares issued for cash	1,300,000	$0.02	26,000
07/26/04	Shares issued for cash	625,000	$0.02	12,500
07/28/04	Shares issued for cash	200,000	$0.02	4,000
07/31/05	Cumulative Totals	18,000,000		$80,010

* Restricted shares issued to officers of the Company were subscribed and issued at July 31, 2004, but not paid. The subscriptions were fully paid on September 9, 2004. Pursuant to EITF Abstract 85-1, the issuance of the shares has been recorded at July 31, 2004. In connection with the issuance of these shares, we also received an exclusive software license for a divorced-parent, child-time-management software concept. We have determined that the software license had no fair value at the time of issuance. Moreover, SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under generally accepted accounting principles. Therefore, since the shareholders had no cost basis in the license, capital stock has been credited only in the amount of the cash received.

In connection with the sale of 4,000,000 shares for cash noted above, we also issued 4,000,000 warrants to the same purchaser. The warrants become effective concurrent with the effective date of the Form F-1 that we intend to file with the Securities and Exchange Commission, and expire one year later. They allow the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $0.10 per share. Under certain circumstances, based on the performance of our stock on the open market, we may

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2005 and 2004

redeem the warrants for $0.0001 per share. At the time of issuance, management determined that the warrants did not have any fair market value.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares. None of these other classes of shares had been issued at the date of the financial statements.

Note 6 - New accounting pronouncements: The following recent accounting pronouncements:

•	FASB Statements
	•	Number 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections
	•	Number 146, Accounting for Costs Associated with Exit or Disposal Activities,
	•	Number 147, Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,
	•	Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,
	•	Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
	•	Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
	•	Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4
	•	Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67
	•	Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29

•	and FASB Interpretations
•
Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34

	•	Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51

are not currently expected to have a material effect on our financial Statements.