Form 20-F
period 2006-07-31
SPROUT DEVELOPMENT INC.
filed 2007-01-30
CIK 1302401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number 000-50339

Sprout Development Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

#21 Country Hills Gardens NW

      Calgary, Alberta T3K 5G1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report:

18,000,000 shares of Class A Common stock as at July 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ]Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ]Yes  [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17  [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                       [ X ]Yes  [  ] No

________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

1

Financial Information and Accounting Principles

1

Forward-Looking Statements

1

Exchange Rates

1

Item 1.

Identity of Directors, Senior Management and Advisors

2

Item 2.

Offer Statistics and Expected Timetable

2

Item 3.

Key Information

2

Item 4.

Information on the Company

7

Item 5.

Operating and Financial Review and Prospects

10

Item 6.

Directors, Senior Management and Employees

13

Item 7.

Major Shareholders and Related Party Transactions

15

Item 8.

Financial Information

15

Item 9.

The Offering and Listing

16

Item 10.

Additional Information

16

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

20

Item 12.

Description of Securities Other than Equity Securities

20

PART II

20

Item 13.

Defaults, Dividend Arrearages and Delinquencies

20

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

20

Item 15.

Controls and Procedures

21

Item 16A. Audit Committee Financial Expert

21

Item 16B. Code of Ethics

21

Item 16C.  Principal Accountant Fees and Services

21

Item 16D. Exemptions from the Listing Standards for Audit Committees

21

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

22

PART III

22

Item 17.

Financial Statements

22

Item 18.

Financial Statements

22

Item 19.

Exhibits

22

Signatures

23

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this document are reported in United States dollars ("$") unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of our company have been audited by Bateman & Co., Inc., P.C., registered public accounting firm  for the year ended July 31, 2006.

Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements.  When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include those discussed in the section entitled "Risk Factors".  Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us" and "our" mean Sprout Development Inc., unless otherwise indicated.

Exchange Rates

All of the transactions undertaken by the Company for fiscal 2006 were in USD.  Certain of the transactions for fiscal 2005 were in Canadian dollar.  Therefore, since this annual report contains conversions of certain amounts in Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada. These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The noon buying rate at the end of each of the two years ended July 31, the average of the noon buying rates on the last day of each month during each of such fiscal years and the high and low noon buying rate for each of such fiscal year's were as follows:

	July 31
	2005 $	2006 $
At end of period	0.8157	0.8843
Average for period	0.8178	0.8855
High for period	0.8298	0.9041
Low for period	0.8044	0.8760

Following is a table of the noon buying rates on the last day of each month for the last three months ended December 31, 2007:

	October	November	December
At end of period	0.8907	0.8760	0.8581
Average for period	0.8865	0.8801	0.8673
High for period	0.8966	0.8868	0.8759
Low for period	0.8783	0.8715	0.8581

The noon buying rate as of January 15, 2007 was 1.1681.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2006 and 2005.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

	For the Years Ended July 31 (US dollars, except per share amounts)
	2006	2005
Operating Revenues	Nil	Nil
Income (loss) from Operations	$(24,649)	$(13,151)
Net Income (loss)	$(23,666)	$(12,966)
Net Income (loss) from Operations per share	0.00	0.00

	As at July 31 (US dollars, except number of common shares issued and outstanding)
	2006	2005
Total Assets	$52,836	$67,394
Total Stockholders' Equity	$52,836	$66,502
Capital Stock	$80,010	$80,010
Number of Shares	18,000,000	18,000,000

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

The information included in this annual report includes, or is based upon, estimates, projections or other forward-looking statements.  Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes significantly, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below.  We caution the reader that important factors in some cases have affected and could affect actual results in the future, and cause actual results to differ from the results expressed in any such estimates, projections or other forward looking statements.  Prospective investors should consider carefully the risk factors set out below.

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

(2) Our plan of operations  may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this filing, Sprout Development has received no revenues from its proposed business and none are expected in the next 12 months. Without additional capital, either from profits generated through our business, or from new equity invested in Sprout Development, the survival of Sprout Development may be at risk. As at July 31, 2006 we had stockholder's equity of $52,836 and working capital of $40,826. Since incorporation on July 19, 2004, our shareholder, Puroil, has been our only source of capital. We estimate that we have sufficient funds for supporting twelve months of current operations. If we are not able to generate profits from the operations of our business, we may need to raise additional capital. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or any of our financial objectives, for that matter.

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

There have been no market studies performed that could assist in determination of the desirability of the software concept and the whole concept could prove undesirable, unmarketable, and not capable of supporting a profitable business. Management is aware of other companies offering similar software to the Company’s conceptual software but because those companies are private, the Company has no knowledge of revenues or profitability.

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

Our company has no right to exclude others from engaging in competitive activities. We have no patents upon which to rely and no non-competition agreement with Mr. Cozac. Therefore, Mr. Cozac could become involved with other companies that could compete with our company, which competition could result in the failure of our company and the loss of your entire investment.

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

Sprout Development may not be able to raise funds as and when it may require them or may not be able to raise funds on suitable terms. Failure to obtain such financing as and when needed could delay or prevent our proposed business operations, which could adversely affect our financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders is likely to occur.

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

Risks Related to Management Issues

(1) We are completely dependant on the skills, talents and experience of our management for the development of our business, which may not be adequate to ensure our future success, and may result in the failure of the business.

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

Our current officers, directors and major shareholders directly and indirectly own 77.7% of our common stock and will be in a position to continue to control Sprout Development. Such close control may be risky to the investor because our operation is dependent on a very few people who could lack ability in the pursuit of our operations.

 (4) Our Management's potential conflict of interest could have a negative effect on our company's operations or business opportunities.

Members of our management team are not employed on a full-time or exclusive basis and are active in other businesses. Management is currently not in any conflicting situations.  Situations could arise, however, in which members of management enter into other businesses that draw time and attention away from our business and this may have a negative effect on us, possibly resulting in a failure of our business.

Risk Factors Related to Financial Issues

(1) No cash dividends are anticipated in the foreseeable future.

Sprout Development has not yet commenced operations, has not realized any income and has not, since incorporation, paid dividends. Furthermore, Sprout Development does not anticipate that it will pay dividends in the foreseeable future and thus the investor or shareholder will only profit by the increase in value of his shares. Our profits, if any, during the next several years are expected to be used to fund our ongoing operations and future business and market development.

(2) An investment in our stock may be illiquid.

Our stock is quoted for trading on the OTC Bulletin Board under the symbol SODVF but trading volume is very low.  This means that an investment in our stock should be regarded by an investor as being illiquid.

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

(4) Our stock, will be low priced and the "penny stock" rules could make it difficult for your shares to be traded.

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security other than a security excluded from such definition by Rule 3a51-1.

Sprout’s common stock is regarded as a “penny stock”, since its shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States and its shares are less than $5.00 per share. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

(5) NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the National Association of Securities Dealers (NASD) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

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

•

e-mail

•

faxing

•

voice mail

•

Web publishing

Electronic conferencing tools also facilitate the sharing of information, but in a more interactive way. Examples include:

•

data conferencing - networked PCs share a common “whiteboard” that each user can modify

•

voice conferencing - telephones allow users to interact

•

video conferencing (and audio conferencing) - networked PCs share video or audio signals

•

discussion forums - a virtual discussion platform to facilitate and manage online text messages

•

chat rooms - a virtual discussion platform to facilitate and manage real-time text messages electronic meeting systems (EMS) - a conferencing system build into a room. The special purpose room will usually contain a large screen projector interlinked with numerous PCs.

Collaborative management tools facilitate and manage group activities. Examples include:

•

electronic calendars (also called time management software) - schedule events and automatically notify and remind group members

•

project management systems - schedule, track, and chart the steps in a project as it is being completed

•

workflow systems - collaborative management of tasks and documents within a knowledge-based business process

•

knowledge management systems - collect, organize, manage, and share various forms of information

•

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

‘Bookshelf’ Module: of resources for the parents on mediation.

Statistics:  tracking of time each parent spends with each child.

Templates: Choose from a number of typical visitation schedules, modify an existing one or create a custom schedule.

Our current monthly overhead is minimal as the Company has no employees and limited operations.   We have no revenues as of the date of this report.

BUSINESS OVERVIEW

Since our incorporation, we have concentrated our efforts on formative activities, including organizing the corporation and proposed distribution of the shares of our common stock to our shareholders. Management is now seeking to establish relationships with distribution partners and/or to license existing software rather than developing the software internally.  Distributors could be organizations of family mediators that perform direct counseling to potential clients. Management intends to enter into negotiations for, and preparation of appropriate licensing agreements, pricing models, and revenue-sharing agreements with distribution partners. To date, the Company has not contacted any distribution companies but has contacted  two competitors with a view toward licensing their software. No licensing agreements are in place at this time.

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

Marketing

Through Internet-based searches, we have identified our target customers.  These target customers are the parents that are seeking mediated settlements with regard to children and visitation. This approach is based on the belief that those parents have the interests of the children in mind and would commit to using a tool such as ours if the tool was made available in a cost effective price point and easily delivered to the client.

Competition

To our company’s knowledge, there is only one other company that offers direct competition to the web-based service we are proposing. That company also offers calendar, messaging, contact, diary and alert services that we also intend to offer.  We intend to compete with more focused marketing efforts to related channel distribution partners. We also intend to offer a low one time registration fee for the use of our website, compared to monthly charges that our competition uses.

We believe that other companies compete with a portion of our intended online services. These companies are mainly geared to business organizations or groups; they offer an online calendar program, a discussion board and a task list. The apparent limitations with these companies is that the administrator of the calendar is the only person that can edit the events, therefore the information flows one way and there is no way of informing the users of the web calendar of changes to the calendar. We intend to compete with a web service focused on collaboration specifically between divorced parents as described earlier in this annual report.

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

As of the date of this annual report, Sprout Development operations are carried out by its President and director Darryl Cozac on a part time basis. Mr. Cozac plans to spend up to 10 hours per week on Sprout business and plans to allocate time to Sprout requirements as he sees fit, in his sole discretion. There are no full-time employees. There has been no salary or compensation paid, earned, or accrued and there are no plans to pay, earn, or accrue any compensation until such time as the Company has sufficient capital and/or revenues to do so, of which there is no assurance. The market studies, channel negotiations, and financing/acquisition activities, technical sales and service are to be provided by Mr. Cozac and James Durward, an unaffiliated Sprout shareholder. Mr. Durward provides his services free of charge and devotes time to Sprout as he see fit. The Company plans to hire a part time office manager as cash becomes available to do so, of which there is no assurance. All other activities are carried out by the officers and directors who currently provide, and will continue to provide, their services for no compensation until such time as Sprout Development can afford to pay for their services, of which there is no assurance. There is no compensation accrual or back pay allowance, and none is contemplated in the future.  However, for the fiscal year ended July 31, 2006, $10,000 was recorded as contributed capital for the value of management services contributed by the officers and directors for which no payment was made or shares were issued.  For the fiscal year ended July 31, 2005, nothing was recorded, as the amount was not considered material to the statements.

Regulatory Matters

We do not believe that there are any regulatory matters that may affect our business.

ORGANIZATIONAL STRUCTURE

As of the date of this filing the Company has no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

Sprout owns an immaterial amount of computer equipment. Sprout owns no properties and is provided workspace at no cost by the President of the Company. This arrangement is expected to continue until the Company has sufficient revenues to pay for space.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We believe that Sprout will have sufficient cash resources to operate at the present level of operations and expenditures for the next twelve months. However, we may need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are currently less than $1,200 monthly and are not expected to exceed this level within the next 12 months.

These general operating costs include:

a) web site development – average of $200 per month;

b) market research and administration – average $200 per month (includes market studies); and

c) public reporting costs -  average $800 per month.

Total - $1,200 average monthly expenses.

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

A market study was conducted in 2005-2006.  This market study was comprised of Internet Searches, email exchanges and discussions with competitors. The nature of the study was to determine the general level of interest in the product, desired product features, commission rates, and pricing resistance points.  We previously thought that we had determined pricing structures but we now find that we have not yet determined what pricing module and channel distribution costs will be accepted for our business.

Development of the website was planned to commence immediately following completion of the study referred to above but we are now planning to attempt to license existing software rather than developing the software internally. We have contacted two competitors with a view toward licensing their software but we have not been able to come to terms at this time and we do not know if we will ever come to terms. The negotiation process may be lengthy and the outcome cannot be determined at this time. The Company plans to pursue its distribution channel marketing once such license is in place. This milestone should mark the first revenues for Sprout Development. Depending on the success of the marketing efforts, Sprout Development may need to obtain addition capital from loans or sale of additional equity.

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

For the twelve month period commencing August 1, 2006,  Sprout Development intends to pursue the establishment of its stated business plans. There can be no assurance we will achieve these objectives, or any one of them.

Results of Operations

There have been no revenues from the date of incorporation on July 19, 2004 to the year ended July 31, 2006.  Sprout realized net losses for the twelve month period ended July 31, 2006 of $23,666 as compared to net losses of $12,966 for the twelve month period ended July 31, 2005.  The increase in the losses relates to contributed management fees of $10,000 (2006) as compared to none (2005) and an increase in depreciation to $1,594  (2006)  from $266 (2005).

Sprout had total assets of $52,836 at July 31, 2006 and $67,394 (2005). These assets were comprised of $40,826 in cash (2006)  as compared to $58,290 in cash (2005), $11,213 in deferred registration costs (2006) as compared to $6,713  in deferred registration costs (2005) and $797 in computer equipment net of depreciation of $1,860 (2006) as compared to $2,391 in computer equipment net of depreciation of $266 (2005).  The reduction in assets was due to the net loss incurred.

Sprout had no total current liabilities as at July 31, 2006 as compared to current liabilities of $892 at July 31, 2005.

At July 31, 2006, Sprout had $40,826 in working capital, compared to $57,398 in working capital at July 31, 2005.

Liquidity and Capital Resources

At July 31, 2006, Sprout Development’s  had total assets of $52,836 and no liabilities. We sold 18,000,000 shares of common stock for an aggregate of $80,010 total cash and the software license, prior to July 30, 2004.  We concurrently issued 4,000,000 common share purchase warrants exercisable for an additional 2,000,000 shares upon tender of two warrants plus $0.10 for one (1) share of the Company's common stock. All of the 4,000,000 share purchase warrants expired August 17, 2006 without exercise.  There can be no assurance that financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all. Our President, Darryl Cozac, has committed to providing any funds needed to pay the costs of reporting for the next 12 months if the Company does not have sufficient funds on hand to pay such costs.

We have budgeted to spend $12,000 for operations and we do not expect to expend more than a maximum of $20,000 over the next 12 months from August 1, 2006 and we expect to keep costs at a minimum until such time as revenues are generated to cover any increased costs.

All of our funds have come from the sale of securities and we have not raised any funds since July 30, 2004.   We have no revenues and have not had any revenues for the last two fiscal years.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Sprout Development does not have any material obligations as of July 31, 2006.

SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward-looking statement as that term is defined in the statutory safe harbors, except for historical facts.

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

The executive officers and directors of the Company and their ages are as follows:

Name	Age	Position	Date Elected
Darryl Cozac #21, Country Hills Garden NW Calgary, Alberta T3K 5G1	40	President, CFO, director	July 19, 2004
Jim Balsara 109 Cranleigh Bay SE Calgary, Alberta T3M 1H5	34	Secretary/Treasurer	July 19, 2004

Darryl Cozac

Mr. Cozac has served as President and director of Sprout Development Inc. since its incorporation in July 2004. Mr. Cozac is currently serving as Secretary and director of LogSearch Inc. From February 1, 2006, Mr. Cozac is also employed by NewCast Energy as a geological technician. From 1996 -2004 Mr. Cozac served as President and director and founding partner of Coachware Systems Inc. a privately held company that designed and developed software that is marketed to hockey coaches world-wide. Mr. Cozac is a certified engineering technologist (Alberta Society of Engineering Technologists) and has over 10 years experience in the petroleum data and software industry.

Jim Balsara

Mr. Balsara has served as a director of Sprout Development Inc. since its incorporation in July 2004. Since November 27, 2006, Mr. Balsara has been a consultant with Bell Business Solutions. He was formerly a Senior Systems Engineer at TELUS Inc. and has been involved with the Client Solutions business unit since 1999.  At TELUS Mr. Balsara has been involved in the marketing aspects and technical sales groups for various software packages and voice/video conferencing services served in a hosted TELUS built Internet Data Center located in Calgary, Alberta. Mr. Balsara earned a Bcomm in Marketing from the University of Calgary in 1994 and an M.B.A. degree specializing in Information Systems from the University of Texas at Dallas in 1996.  He has earned various technical certifications such Microsoft’s MCSE in 1999 and Cisco’s CCNA certification in 2002.

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

COMPENSATION

The Company has not paid any compensation to any members of its board of directors or management. The Company has no employees. No executive officer Sprout Development Inc. has earned a salary and bonus for any fiscal year since inception.   We do not have any stock option plans.  However, for the fiscal year ended July 31, 2006, $10,000 was recorded as contributed capital for the value of management services contributed by the officers and directors for which no payment was made or shares were issued.  For the fiscal year ended July 31, 2005, nothing was recorded, as the amount was not considered material to the statements.

COMPENSATION OF DIRECTORS

No director receives any form of compensation in his capacity as a director of Sprout.

BOARD PRACTICES

The directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected. Executive officers serve at the discretion of the board of directors.  Mr. Cozac and Mr. Balsara have served as directors of our company from incorporation.

There are no employment contracts with any officers or directors

We do not have any standing audit, nominating, or compensation committees of the board of directors.  Our executive officers are elected annually by our board of directors and hold such positions until the following year or until his successor is duly elected by our board of directors.

EMPLOYEES

Other than the officers of the Company, there are no employees who are expected to make a significant contribution to the Company.

SHARE OWNERSHIP

The following table sets forth information, as of January 15, 2007, with respect to the beneficial ownership of the Company’s  Class A common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Class A Common Shares	Darryl Cozac	13,990,800 Class A common shares held directly	77.7%
Class A Common Shares	Jim Balsara	10,000 Class A common shares held directly	*
	All Officers and Directors as a group (2 persons)	14,000,800 Class A common shares	77.7%

*  Less than 1%.

(1) Based on 18,000,000 shares of Class A common stock presently outstanding as of the filing date of this annual report.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

There are a total of 18,000,000 Class A common shares of the Company issued and outstanding as of the date of this report of which a total of 90 shareholders in Canada hold a total of 17,999,500 Class A common shares.

The following table sets forth information, as of January 15, 2007, with respect to the beneficial ownership of the Company’s Class A common stock by each person known to be the beneficial owner of more than 5% of the outstanding Class A common stock.   Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Class A Common Shares	Darryl Cozac #21, Country Hills Gardens NW Calgary, Alberta T3K 5G1	13,990,800	77.7%

(1) Based on 18,000,000 shares of Class A common stock presently outstanding as of the filing date of this annual report.

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

On July 30, Sprout Development sold 4,000,000 units to Puroil for $0.02 per share, for a total of $80,000. The units consisted of 4,000,000 shares of common stock and 4,000,000 warrants exercisable into 2,000,000 shares of common stock at a price of $0.10 per share.  This sale was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4 (1 1/2) for sales not involving a public offering, and was between two private parties.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The required audited financial statements for the fiscal year ending July 31, 2006 are provided at the end of this Annual Report starting on Page F-1.

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party and, to our knowledge, no such proceedings are pending.

DIVIDEND DISTRIBUTIONS

As we are a start-up company, we do not anticipate the payment of dividends in the foreseeable future.  Any future payment of dividends will be determined by our board of directors.

SIGNIFICANT CHANGES

Our management is not aware of any significant changes.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable

PLAN OF DISTRIBUTION

Not applicable

MARKETS

Our common shares are quoted on the Over-the-Counter Bulletin Board (OTCBB) under the symbol SODVF.

SELLING SHAREHOLDERS

Not applicable

DILUTION

Not applicable

EXPENSES OF THE ISSUE

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth under the heading “DESCRIPTION OF SECURITIES” located in the Company’s Form F-1, as amended, filed with the Securities and Exchange Commission on August 9, 2005.

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister of Industry Canada (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others: (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Sprout Development Inc.. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

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

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars is deemed to equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

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

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable

DOCUMENTS ON DISPLAY

All documents filed by our company have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

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

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing, our President and our acting Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting that occurred during the year ended July 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company presently does not have an audit committee.  The Board of Directors performs the same functions as an audit committee.  Since there are no independent members of the Board it is not feasible at this time to have an audit committee.

ITEM 16B.

CODE OF ETHICS

As of the date of this report, the Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Company has targeted the fourth quarter of fiscal year 2007 to review and finalize the adoption of a code of ethics. Upon adoption, the Company plans to file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its Annual Report for the year ending July 31, 2007.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for professional services rendered by the Company's principal accountant:

Services	2006	2005
Audit fees	$3,885	$4,053
Audit related fees	$263	$6,560
Tax fees	0	0
Total fees	$4,148	$10,613

Audit fees consist of fees for the audit of the company's annual financial statements or the financial statements of the company’s subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.

Audit-related services include the review and preparation of the company's financial statements and quarterly reports that are not reported as Audit fees.  .

Tax fees included tax planning and various taxation matters.

Our board of directors pre-approves all services, audit and non-audit, to be provided to the Company by our independent auditors.  Our board of directors has pre-approved the provision, by our independent auditors, of specific audit, audit related, tax and other non-audit services as being consistent with auditor independence.  Requests or applications to provide services that require the specific pre-approval of our board of directors must be submitted to our board by the independent auditors, and the independent auditors must advise our board as to whether, in the independent auditor's view, the request or application is consistent with the Securities and Exchange Commission's rules on auditor independence.  Our board may delegate either type of pre-approval authority to one or more of its members.

Our board of directors has considered the nature and amount of the fees billed by Bateman & Co., Inc., P.C. and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Bateman & Co., Inc., P.C.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18.

FINANCIAL STATEMENTS

The audited financial statements for the fiscal year ended July 31, 2006 are provided herein starting on page F-1.

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
President, CFO, Treasurer and Director
January 30, 2007

23

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Index to Financial Statements

Bateman & Co., Inc., P.C.
Certified Public Accountants

5 Briardale Court
Houston, Texas 77027-2904
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston. com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Sprout Development Inc.

We have audited the accompanying balance sheet of Sprout Development Inc., (a Alberta, Canada corporation and a development stage enterprise) as of July 31, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the each of the two years in the period ended July 31, 2006, and for the period from inception, July 19, 2004, through July 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sprout Development Inc. (a development stage enterprise) as of July 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended July 31, 2006, and for the period from inception, July 19, 2004, through July 31, 2006, in conformity with U.S. generally accepted accounting principles.

BATEMAN & CO., INC., P.C.

Houston, Texas
January 24, 2007

Member
INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
Offices in Principal Cities Around The World

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Balance Sheets

July 31,
2006

ASSETS
Current assets:
Cash in bank	$40,826
Total current assets	40,826

Computer equipment, net of accumulated depreciation of $1,860	797

Other assets:
Deferred registration costs	11,213
Total assets	$52,836

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$-
Total current liabilities	-
Total liabilities	-

STOCKHOLDERS' EQUITY
Common stock, Class A voting shares, no par value, unlimited authorized,
18,000,000 shares issued and outstanding	80,010
Contributed capital	10,000
Deficit accumulated during the development stage	(37,174)
Total stockholders' equity	52,836
Total liabilities and stockholders' equity	$52,836

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Statements of Operations

	Cumulative
	Inception,
	July 19, 2004
	Through	Year Ended	Year Ended
	July 31, 2006	July 31, 2006	July 31, 2005

Revenues	$-	$-	$-

General and administrative expenses:
Professional fees	26,044	12,965	12,779
Management fees	10,000	10,000	-
Depreciation	1,860	1,594	266
Other general and administrative expenses	438	90	106
Total operating expenses	38,342	24,649	13,151
Income (loss) from operations	(38,342)	(24,649)	(13,151)

Other income (expense):
Interest income	1,168	983	185
Income (loss) before taxes	(37,174)	(23,666)	(12,966)

Provision (credit) for taxes on income	-	-	-
Net income (loss)	$(37,174)	$(23,666)	$(12,966)

Basic and diluted earnings (loss) per common share		$(0.00)	$(0.00)

Weighted average number of shares outstanding		18,000,000	18,000,000

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Statements of Stockholders' Equity

				Deficit
				Accumulated
	Common Stock			During the
	Class A		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, July 19, 2004	-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010			80,010
Development stage net income (loss)				(542)	(542)
Balances, July 31, 2004	18,000,000	$80,010	$-	$(542)	$79,468

Development stage net income (loss)				(12,966)	(12,966)
Balances, July 31, 2005	18,000,000	$80,010	$-	$(13,508)	$66,502

Contributed services			10,000		10,000
Development stage net income (loss)				(23,666)	(23,666)
Balances, July 31, 2006	18,000,000	$80,010	$10,000	$(37,174)	$52,836

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Statements of Cash Flows

	Cumulative
	Inception,
	July 19, 2004
	Through	Year Ended	Year Ended
	July 31, 2006	July 31, 2006	July 31, 2005

Cash flows from operating activities:
Net income (loss)	$(37,174)	$(23,666)	$(12,966)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Contributed services, management fees	10,000	10,000	-
Depreciation	1,860	1,594	266
Changes in current assets and liabilities:
Accounts Payable and Accrued Liabilities	-	(892)	592
Net cash flows from operating activities	(25,314)	(12,964)	(12,108)

Cash flows from investing activities:
Acquisition of computer equipment	(2,657)	-	(2,657)
Net cash flows from investing activities	(2,657)	-	(2,657)

Cash flows from financing activities:
Proceeds from sale of common stock	80,010	-	-
Less, Stock subscription receivable, collected
after end of period	-	-	10
Change in deferred registration costs	(11,213)	(4,500)	(6,713)
Net cash flows from financing activities	68,797	(4,500)	(6,703)
Net cash flows	40,826	(17,464)	(21,468)

Cash and equivalents, beginning of period	-	58,290	79,758
Cash and equivalents, end of period	$40,826	$40,826	$58,290

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2006 and 2005

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Sprout Development Inc. (identified in these footnotes as “we” or the Company) is an Alberta, Canada corporation incorporated on July 19, 2004. We are currently based in Calgary, Alberta, Canada. We use a July 31 fiscal year for financial reporting purposes.

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

Deferred registration costs – Legal and other expenses related to the filing of a registration statement with the Securities and Exchange Commission, as described in Note 3 below, will be deferred until the stock offering is completed, at which time they will be charged against the proceeds of the stock offering.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2006 and 2005

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

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 5, below, as the calculation would have been antidilutive.

Note 2 – Future operations:

At July 31, 2006, we were not currently engaged in an operating business and expect to incur development stage operating losses until we commence operations and implement our business plan. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced. Management believes we have sufficient capital to implement our business plan and to complete a stock offering (see Note 3 below), and thus will continue as a going concern during this period while the plans are implemented. For the year ended July 31, 2006, $10,000 was recorded as contributed capital for the value of management services contributed by the officers and directors for which no payment was made or shares were issued. For the year ended July 31, 2005, nothing was recorded, as the amount was not considered material to the statements.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2006 and 2005

Note 3 – Commitments:

We have engaged a financial consulting firm to assist us in filing a registration statement with the U.S. Securities and Exchange Commission to allow us to offer stock for sale to the public. We believe that doing this will enable us to raise the capital necessary to implement our business plan. Our financial consultant agreed to perform the services necessary to file a Form F-1 with the SEC, and to file with NASD to obtain an over-the-counter bulletin board listing, for a fixed fee of $9,000, payable as prescribed milestones are met. Additional compensation of $3,000 and 25,000 shares of common stock are due upon the consultant’s successful efforts in placing us with a market maker. Through July 31, 2006, $7,000 had been paid to the firm under the agreement.

These and other related costs are being deferred until the stock offering is completed, at which time they will be charged against the proceeds of the stock offering.

The Form F-1 became effective August 17, 2005, and the OTCBB listing became effective on November 13, 2006. Accordingly, additional payments of $5,000 in cash and 25,000 shares of our common stock will be made after July 31, 2006.

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

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended
	July 31,	July 31,
	2006	2005
Refundable Canadian income tax attributable to:
Current operations	$8,000	$4,400
Nondeductible expenses	(3,400)	-
Less, Change in valuation allowance	(4,600)	(4,400)
Net refundable amount	$-	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount as of July 31, 2006 is as follows:

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2006 and 2005

	July 31,	July 31,
	2006	2005
Deferred tax asset attributable to:
Net operating loss carryover	$9.200	$4,600
Less, Valuation allowance	(9,200)	(4,600)
Net deferred tax asset	$-	$-

At July 31, 2006, we had an unused net operating loss carryover approximating $27,200 that is available to offset future taxable income; it expires beginning in 2024.

Note 5 – Issuance of shares and warrants:

As of July 31, 2006, the Company had issued shares of its Class A, voting, no par value common stock as follows:

			Price Per
Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software	13,990,000	$0.000000715	$10
	license*
07/19/04	Shares issued for cash and software	10,000	$0.000000715	-
	license*
07/21/04	Shares issued for cash	1,875,000	$0.02	37,500
07/23/04	Shares issued for cash	1,300,000	$0.02	26,000
07/26/04	Shares issued for cash	625,000	$0.02	12,500
07/28/04	Shares issued for cash	200,000	$0.02	4,000
07/31/05	Cumulative Totals	18,000,000		$80,010

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

In connection with the sale of 4,000,000 shares for cash noted above, we also issued 4,000,000 warrants to the same purchaser. The warrants became effective on August 17, 2005, concurrent with the effective date of the Form F-1 that we filed, and expired one year later. They allowed the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $0.10 per share. Under certain circumstances, based on the performance of our stock on the open market, we could have redeemed the warrants for $0.0001 per share. At the time of issuance, management determined that the warrants did not have any fair market value. None of the warrants were exercised by August 17, 2006.

SPROUT DEVELOPMENT INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2006 and 2005

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares. None of these other classes of shares had been issued at the date of the financial statements.

Note 6 - New accounting pronouncements: The following recent accounting pronouncements:

•	FASB Statements
	•	Number 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections
	•	Number 146, Accounting for Costs Associated with Exit or Disposal Activities,
	•	Number 147, Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,
	•	Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,
	•	Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
	•	Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
	•	Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4
	•	Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67
	•	Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,
	•	Number 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,

•	and FASB Interpretations
•

Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,

	•	Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,
	•	Number 47, Accounting for Conditional Asset Retirement Obligations,

are not currently expected to have a material effect on our financial Statements.