Form 20-F
period 2007-07-31
VIOSOLAR INC.
filed 2008-02-15
CIK 1302401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number 000-51747

VIOSOLAR, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

8, Alimou Avenue, 3rd Floor
Athens, Greece 17455

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close of the period covered by the annual report:

18,000,000 shares of  Class A common stock as at July 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.

             ☐ Yes     ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                          ☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                             ☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17  ☑  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☑  No

________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

Financial Information and Accounting Principles

1

Forward-Looking Statements

1

Item 1.

Identity of Directors, Senior Management and Advisors

2

Item 2.

Offer Statistics and Expected Timetable

2

Item 3.

Key Information

2

Item 4.

Information on our Company

8

Item 4A.

Unresolved Staff Comments

11

Item 5.

Operating and Financial Review and Prospects

11

Item 6.

Directors, Senior Management and Employees

14

Item 7.

Major Shareholders and Related Party Transactions

17

Item 8.

Financial Information

18

Item 9.

The Offer and Listing

18

Item 10.

Additional Information

19

Item 11.

Quantitative and Qualitative Disclosures about Market Risk

26

Item 12.

Description of Securities other than Equity Securities

26

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

26

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

26

Item 15.

Controls and Procedures

27

Item 16.

[Reserved]…

27

Item 16A. Audit Committee Financial Expert

27

Item 16B. Code of Ethics

27

Item 16C.  Principal Accountant Fees and Services

27

Item 16D. Exemptions from the Listing Standards for Audit Committees

28

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

28

PART III

Item 17.

Financial Statements

28

Item 18.

Financial Statements

28

Item 19.

Exhibits

29

Signatures

29

i

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of our company for the year ended July 31, 2007, have been audited by Bateman & Co., Inc., P.C., registered public accounting firm.

Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include those discussed in the section entitled "Risk Factors".  Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us" and "our" mean VioSolar Inc., unless otherwise indicated.

Exchange Rates

All of the transactions undertaken by the Company for fiscal 2007 and fiscal 2006 were in United States Dollars.  Certain of the transactions for fiscal 2005 were in Canadian dollars.  Therefore, since this annual report contains conversions of certain amounts in Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.  The noon buying rate at the end of each of the three years ended July 31, the average of the noon buying rates on the last day of each month during each of such fiscal years and the high and low noon buying rate for each of such fiscal year's were as follows:

	July 31
	2005 $	2006 $	2007 $
At end of period	0.8157	0.8843	0.9384
Average for period	0.8178	0.8855	0.8883
High for period	0.8298	0.9041	0.9641
Low for period	0.8044	0.8760	0.8437

Following is a table of the noon buying rates on the last day of each month for the last six months ended January 31, 2008:

	August	September	October	November	December	January
At end of period	0.9466	1.0037	1.0527	0.9992	1.0120	0.9978
Average for period	0.9450	0.9753	1.0254	1.0340	0.9970	0.9890
High for period	0.9525	1.0069	1.0527	1.0905	1.0220	1.0096
Low for period	0.9298	0.9466	0.9996	0.9992	0.9788	0.9686

The noon buying rate as of February 4, 2008 was: $1.0069

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2007, 2006 and 2005.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

	For the Years Ended July 31 (US dollars, except per share amounts)
	2007	2006	2005
Operating Revenues	Nil	Nil	Nil
Income (loss) from Operations	$(154,552)	$(24,649)	$(13,151)
Net Income (loss)	$(153,844)	$(23,666)	$(12,966)
Net Income (loss) from Operations per share	$(0.01)	$0.00	$0.00

	As at July 31 (US dollars, except number of common shares issued and outstanding)
	2007	2006	2005
Total Assets	$11,218	$52,836	$67,394
Total Stockholders' Equity (Deficit)	$(112,221)	$52,836	$66,502
Capital Stock	$68,797	$80,010	$80,010
Number of Shares	18,000,000	18,000,000	18,000,000

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

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

Risks Related To Our Financial Condition and Business

Risks Relating to Our Business

We are a start-up company, subject to all the risks of a new business, which may include failure and the loss of your investment.

Our company has a limited operating history.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  We are an international renewable energy source company.  Our company is based in Athens, Greece.  VioSolar’s operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in already secured suitable locations in South and South East European Union Countries.  We have secured potential locations to build photovoltaic parks of up to 20MW, commencing in 2008, total installed capacity, in Greece.  We are in the process of completing a strategic partnership with an engineering, procurement and construction partner for the construction, operation and maintenance of the photovoltaic parks.  We will be concentrating on Greece, Italy, Spain, Portugal, as well as France.  Activities to date have included, the formation of our company, commencement of the application process established by the Regulatory Authority for Energy directive, the negotiations for acquisition of third party licenses that have already been granted, through a secondary market, and discussions with possible joint venture companies holding existing licenses.  Since we have not yet generated any revenue, and may never do so, investors take the risk that our new business may never be able to make a profit or take a very long time to do so.

These risks include, but are not limited to:  (a) the risk that we may have insufficient funds to effectively execute our business plan, in which case our company would likely fail and investors would lose all of their investment; (b) the risk that we cannot secure any third party licenses in which case no revenues would be generated and as a result which our company would likely fail and investors would lose all of their investment; (c) the risk that our company secures an insufficient number of leased properties for our solar energy modules and that insufficient revenues are generated to ever make our company profitable, in which case, our company would likely fail and investors would lose all of their investment; (d) the risk that our management proves ineffective at marketing solar energy, in which case, our company would likely fail and investors would lose all of their investment; and (e) the risk that our management does not effectively manage cash flows and that our company goes out of business as a result, in which case, our company would likely fail and investors would lose all of their investments.

We have no history of operations and are therefore subject to various startup company risks.

We were formed in July 19, 2004, and our business to date has consisted of initial setting up of operations to pursue our business plan.  Our initial operations in the software marketing were unsuccessful and we have ceased those business operations to concentrate on the opportunity presented in Europe in the field of solar energy.  In order to pursue our plan, we will have to continue to establish internal infrastructure, hire additional personnel, adopt company plans and procedures, set up a sales organization, oversee the design and construction of our photovoltaic parks and otherwise establish the functional capabilities of an operating company.  Accomplishing this task may take longer or cost more than expected, and it is likely that problems that we cannot now anticipate will require solution.  We cannot assure you that we will be successful in establishing ourselves as an operating company.

We intend to address an unproven market that may not justify our commitment to it.

We intend to submit license applications and/or purchase existing permits for up to 20MW in 2008 and also commence operations involving large-scale investments in grid-connected photovoltaic Parks with PV arrays  for production of electricity, in already secured suitable locations in South and South East European Union Countries.  We are in the process of completing a strategic partnership with an engineering, procurement and construction partner for the construction, operation and maintenance of the photovoltaic parks.  Our corporate mandate is to have license applications or permits in place for 60MW by 2010.  There can be no assurance that we will be able to successfully commence operations and that we will be able to establish a market for our power or that we will be able to complete any partnerships or raise any funds to undertake our plans.

We have no contracts as a solar energy provider and have recorded no sales activities for the provision of solar energy; we expect that significant contract for the provision of solar energy will not occur for some time.

We have recorded no sales of solar energy and have no contracts for such sales.  Because of the nature of the projects in which such energy may be provided, we expect that the sales cycle will be quite long; therefore, we believe that it will be at least 18 months before we record any solar energy sales, although we expect to record revenue from the performance of research and development contracts in the interim.  As a result, we expect that it will be some time before we can determine whether our expectations relating to the provision of solar energy and their target markets are justified.  Also, as a result, we will be required to invest substantial resources in pursuing these markets in advance of any significant revenue stream that may result from such investments.  An unanticipated or longer than expected delay revenue ramp-up could put a strain on our capital resources and require us to seek additional capital.

Contracts involving government agencies are subject to the government's authority to unilaterally cancel or modify the contracts.

Contracts involving government agencies may be terminated or modified at the convenience of the agency.  Other risks include potential disclosure of our confidential information to third parties and the exercise of "march-in" rights by the government.  March-in rights refer to the right of a government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself.  The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give Greece industry preference.

Failure to Build or operate our solar energy parks successfully would adversely impact our business and financial condition.

We plan to develop solar energy parks and concurrently pursue the acquisition of more cost efficient and energy efficient PV modules, beginning in 2008.  Purchasing and leasing land, construction, management, operations and testing of solar energy parks, which have not yet been built, will require a substantial investment of capital, currently estimated by us to be approximately $112 million Euros (approximately USD$165 million), which we intend to fund with the net proceeds from debt or equity offerings, or other funding avenues that our company may deem acceptable.  The successful completion and operation of solar energy parks will require substantial engineering resources and will be subject to significant risks, including risks of cost overruns and delays and the possibility that the solar energy parks may never be completed or operational.  We may never be able to operate our solar energy parks in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of equipment to build the solar energy parks or hire and train the additional employees and management needed to operate the solar energy parks.  We also may face insurmountable challenges or incur unforeseen expense as when we try to achieve performance results from our planned solar energy parks.  Failure to meet our development objectives could materially and adversely affect our business, results of operations and financial condition.

Our future success depends on retaining our existing management and hiring and assimilating new key employees, and our inability to attract or retain key personnel would materially harm our business and results of operations.

Our success depends on the continuing efforts and abilities of Rick Walchuk, our President and Chief Executive Officer and David Little, Director.  Our success also will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel.  The loss of services of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business.

As a public company, we will be required to disclose detailed aspects of our business on a regular and ongoing basis that our competitors might use against us.

The United States Securities and Exchange Commission requires that all public companies disclose certain detailed financial information including the discussion of known trends, demands, events and uncertainties with specific disclosure about liquidity, capital resources, and critical accounting estimates.  In the course of conducting our business, it may on occasion be necessary to publicly disclose certain financial, market, production, technology, product, or other material information that we would otherwise consider proprietary and competitively sensitive.  As a result, our competitors may use this information in ways that would adversely affect our earnings, growth and revenues and hamper our ability to adequately protect our intellectual property and carry out our strategic plans.

We may be party to confidentiality agreements that the breach of which may lead to termination of important contracts, injunctive relief or damages.

In the course of our business, we enter into nondisclosure and other types of agreements whereby we, and typically the other party to the agreements, agree not to disclose confidential information.  We have instituted internal procedures to ensure that we do not violate nondisclosure covenants, but we cannot assure that these procedures will be effective in protecting sensitive information.  Moreover, our disclosure obligations as a public company may create a conflict between our duty to disclose material information to the public and our obligation to keep certain proprietary information confidential.  Our failure to abide by our confidentiality obligations may lead to termination of our relationship with contracting parties, imposition of injunctive relief against us or damages.  While we intend to take all reasonable measures to protect confidential information of parties with whom we contract, there can be no assurance that our procedures will be effective and that we will not breach our confidentiality agreements.

Lack of management experience in the proposed business of our Company may result in unsatisfactory performance or complete failure of our company, which may result in the loss of your investment.

Because our management lacks direct experience in the development and marketing of solar energy, investor funds may be at high risk of loss due to the inexperience of the officers and directors of our company who will be making business decisions.  This lack of experience may result in their inability to run a successful business.  There is no assurance that our company will ever produce earnings.

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future.  Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this annual report, our company has received no revenues from its proposed business and none are expected in the foreseeable future.  On a going-forward basis and until we either generate revenues or conduct some sort of financing, we expect our expenses to average approximately USD$25,000 per month.  We do not presently have sufficient funds to be able to fund our operating costs.  We have to date relied on loans from related parties to funds operations.  We will be required to raise funds for operations either by way of loans or by equity financings.  We have no certainty of raising any such funds and our company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2007, we have incurred aggregate net losses of approximately $191,018.  Our loss from operations for the fiscal year ended July 31, 2007, was $153,844.  We also incurred a loss from operations for each of the years ended July 31, 2006 and 2005.  There is no assurance that we will operate profitably or will generate positive cash flow in the future.  In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn revenues, we expect to continue to incur development costs and operating costs.  Consequently, we expect to incur operating losses and negative cash flow until our solar energy sales gain market acceptance sufficient to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner.  These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2007, consolidated financial statements.  Our audited consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Other companies are already engaged in our proposed business of solar parks and we expect that more companies may enter this market in the future, which may make it difficult for us to compete or survive.

We intend to develop and construct solar energy parks in the immediate future in Greece.  However, we currently do not have any contracts or distribution agreements with any potential energy distributors in Greece.  It is reasonable to expect that most, if not all, of our competitors may be better capitalized and perhaps better established and connected in the industries we may seek to market in and regulatory circles which may be involved in the ultimate sales process.  As a result, it may be very difficult for our company to compete and make a profit in our proposed business.

We may be liable for the defect in or failure of the energy sources we attempt to sell, resulting in possible legal action and costs or judgments that could put us out of business, for which we have no insurance.

Although we will not be involved in manufacturing products, will not take ownership of a product at any point during its sales cycle, and will not be a party in agreements related to the purchase and sale of any licensed products, it is possible that disputes could arise between buyers and sellers which could result in us being named as a party in litigation.  Presently, we have no liability insurance coverage for such contingencies and we do not anticipate acquiring any in the future.  If we are involved in any litigation resulting from our participation in product sales, it is possible that we could be forced to expend substantial sums on legal fees even if there is no basis for naming us as a defendant and even if we ultimately win in any such litigation.  There can be no assurance that any decision will not result in consequent loss to us and, therefore, to our investors and shareholders.

We do not know how to market the solar energy and this may make it difficult, or impossible, for us to compete and make a profit from solar energy parks.

Since our management has limited knowledge as to how to market solar energy, and it does not know how to acquire such knowledge, it is possible that we may never acquire such knowledge with the result being that no revenues or profits are generated from the sale of solar energy.

Risks Related to Investment in Our Securities

As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expense and expose us to risk of non-compliance.

 As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies.  The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.  Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply.  Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us.  We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

If we seek additional capital in the future, your investment could be diluted.

If we are forced to seek additional capital in pursuit of our business objectives, such additional capital, if available, could substantially dilute our then-existing investors.

Future sales or the potential for future sales of our securities may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities.

We have never paid any cash dividends and none are anticipated in the foreseeable future, so you may never realize any return on your investment unless you sell your shares.

Since we do not anticipate paying dividends (which action is solely within our discretion), investors will only profit by the increase in the value of their shares.  Our profits, if any, during the next several years are expected to be used to develop and possibly expand our business.  There is no assurance that there will be any increase in the value of the shares or that a liquid trading market will develop for the shares or that our investors will be able to sell their shares in our common stock.

There is a limited market for the common stock so you may lack a market for and liquidity in the shares.

Our common stock is quoted on the OTC Bulletin Board under the symbol "VIOSF".  Even though the stock is quoted, there is no assurance a liquid market will develop.  If a market does develop for the common stock, at best, it may offer very minimal liquidity for the shares.  If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common stock that they have purchased and they may lose all of their investment.  Public announcements regarding our Company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common stock to fluctuate substantially.  In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

Our stock is low priced, and therefore, may not be liquid.

Our common stock trades below $5.00 per share, and as a result, we would be subject to the Securities Enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Rules").  The Penny Stock Rules may adversely affect the market liquidity for our common stock by limiting the ability of broker-dealers to sell our common stock and the ability of those receiving shares in this offering to sell their shares in the secondary market, if one should develop.  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the penny stock rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.  The broker-dealer also must disclose the sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly statements must be sent by the broker-dealer disclosing recent price information on the limited market in penny stocks.

The Financial Industry Regulatory Authority (FINRA) has adopted sales practice requirements which may limit an investor’s ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Potential anti-takeover effect of authorized Class “E” preferred stock could adversely impact the rights of holders of common stock because it may discourage investment in our shares by potential investors and make removal of management more difficult.

Our Articles of Incorporation  authorize the issuance of an unlimited number Class “A” voting common stock, Class “B” voting common stock, Class “C” non-voting common stock, Class “D” non-voting common stock and five million (5,000,000) of Class “E” non-voting preferred stock (“Preferred Stock”) with the rights, preferences, privileges and restrictions thereof to be determined by our board of directors.  Preferred Stock can thus be issued without the vote of the holders of our common stock.  Rights could be granted to the holders of Preferred Stock that could reduce the attractiveness of our company as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of our common stock.  No Preferred Stock is currently outstanding, and we have no present plans for the issuance of any shares of Preferred Stock.

ITEM 4.

INFORMATION ON OUR COMPANY

A.

History and Development of our Company

VioSolar, Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar Inc.

We operate pursuant to the laws of the Province of Alberta, Canada. While our principal place of business is in Greece, we have not yet registered our company to undertake business in this jurisdiction.  Our principal place of business is located at 8, Alimou Avenue, Athens, Greece, 17455.  Our telephone contact is +30 210 983 1450.  Our email contact is info@viosolar.com.

Our registered agent in the Province of Alberta, Canada is International Securities Group, Inc. 1530 9th Ave S.E., Calgary, Alberta, Canada T2G0T7.  Our company was incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  We were unsuccessful in marketing our products and management determined to look for other business opportunities.

A review of business opportunities in the European Union determined that there was a potential market for the development of solar parks.  Our plan of business is to become a global marketer of solar energy.  The basic premise of our plan includes the construction, management, and operation of solar energy parks.  Our immediate plans are to pursue the establishment of solar energy parks within Greece.  We plan to take advantage of the numerous incentives in this sector offered by Greece, following the general policy decided by the European Union and the relevant directives forwarded to all Europoean Union members.  VioSolar Inc. will concurrently pursue cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

There have been no capital expenditures undertaken by the Company over the past three fiscal years 2005, 2006, and 2007.  All expenditures made by the Company for these years have been related to professional fees, management fees and travel expenses with respect to our operations related to projects.

Currently our principal capital expenditures are planned to include making application to the Regulatory Authority for Energy in Greece.  By making application we are asking the authority for a permit to build a solar park and sell electricity to the government power company.  The process is to first secure land, then make application as per the mandate and then to wait for approval before the park can be built.  We have entered into negotiations with parties that have already been granted licenses to purchase third party licenses through a “secondary market”, and we are exploring the possibility of joint ventures with existing license holders.  Subsequent to the fiscal years covered by this report, we have entered into various contracts with several different land owners to secure possible sites for construction of solar parks.  Our current capital expenditures are for land lease options in Greece and were undertaken subsequent to the period covered by this report and total $7500.  These funds have been raised by way of related party loans.

We expect to be required to raise a total of $45,000,000 over the next twelve months by way of equity or debt financings, Government grants and/or bank loans to further our business plan.

B.

Business Overview

Nature of Operations and Principal Activities

During fiscal 2005 and 2006, management concentrated its efforts on attempting to establish relationships to license access to software which would deliver a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  The plan was to enter into negotiations for, and preparation of appropriate licensing agreements, pricing models, and revenue-sharing agreements with distribution partners.  Management was unable to effect its plan and in March 2007, there was a change of control in our company and the new management determined not to pursue this business and to pursue the development of solar parks in the European Union and particularly in Greece, initially.

As at the date of this filing, we have executed two Options to Purchase Land Agreements dated December 29, 2007, and December 30, 2007.  We have the option to purchase the lands within 6 months.  Each Option to Purchase Agreement has an allowance for one, 3 month extension to complete the purchase.  In addition, we have executed five Options to Lease Land Agreements, executed October 12, 2007, December 3, 15, 29, and 30, 2007.  Each agreement allows us six months to conduct our research for the feasibility of photovoltaic parks thereon and to exercise our Option to Lease if feasible.

We are in the process of completing a strategic partnership with an engineering procurement and construction partner for the construction, operation and maintenance of the photovoltaic parks.

We have established a strategic cooperation with Innovative Research and Technology Ltd., which is a technology research and transfer, as well as technology management, company based in London, England.

Product Summary

PV devices convert sunlight into the electricity needed to reliably power instruments, communications systems and the like.  Solar cells are the most elementary component of a PV device; they absorb light and convert it into electrical power.  Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.  There are three materials currently considered by the PV industry as candidates for thin-film production: amorphous silicon ("a-Si"), cadmium telluride.  An absorbing layer can be deposited on a substrate that is either rigid or flexible.  A majority of companies currently use rigid glass substrates.  The few companies that incorporate flexible substrates in their devices typically opt for stainless steel (or other metal) foil.  We do not have any proprietary products and intend to use conventional “off the shelf” solar panels for our solar parks.  We intend to develop and operate grid-connected PV parks in South and South East European Union countries.

Principal Markets

We intend to develop solar energy parks with PV arrays for the production of electricity in already secured, suitable, locations in Greece and throughout other South and South Eastern European Union countries.  We will take full advantage, wherever possible, of incentives in the solar energy sector offered by various European Union countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Seasonality of our Business

In Greece the average daily sunlight per year is about 1450 hours.  Because of our close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter.  Seasonality is not considered by management to be issue for our business.

Sources and Availability of Raw Materials

We will be buying conventional panels that are readily available from a number of conventional solar panel manufacturers.  We have not yet determined which products we will be purchasing but we do not see any problems with the source or availability of raw materials for the manufacture of these products or with the supply of products as required for our business.

Marketing Channels

We do not currently have any products which we market.  We intend to market electricity generated by solar power once we have raised sufficient funds to undertake the construction of solar parks as defined in our business plan.  In Greece, where we intend to construct our first solar parks we are mandated by the Government of Greece to sell to the state run power company at a fixed pre-determined price.

Dependency on Patents or Licenses, Industrial, Commercial or Financial Contracts, New Manufacturing

Processes

Our Company must rely on the ability of management to apply and obtain licenses for new parks or the ability to purchase licenses already granted.  This is a difficult and time consuming process and there are no assurances that licenses will be granted for all applications.

Competition

Our company will be competing with governments, domestic and international companies and private individuals that that have more expertise and funds available to them. Although the ‘solar park’ industry is in early stages of development the company has noticed a great interest from other entities that will be a direct competition.

Regulatory Matters

Currently all licenses and subsidies are regulated by the Government of Greece and all power generated must be sold to the Government of Greece.  We must comply with these laws.  Should  the Greek government changes it policy on granting licenses or changes it's mandate on subsidies and grants this will have a large impact on our ability to be profitable.

C.

Organizational Structure

We have no subsidiaries.

D.

Property, Plants and Equipment

We own no properties and are subleasing 1,500 sq feet of office space, which includes office equipment, receptionist services, utilities and telephone, at a monthly rate of USD$6,000 from Bruca Trading Limited.  The term of the sublease is indefinite or until mutual agreement of termination or upon the receipt of 30 days prior written notice by either party.  We have executed option agreements subsequent to the period covered by this report for certain land leases for our planned solar parks, however these options expire over a one year period and will not come into effect unless a formal agreement is signed.  Therefore, we have not included any disclosure on these options at this time.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth below in this Item is presented in accordance with United States generally accepted accounting principals.  The following discussion and analysis should be read in conjunction with Item 3A "Selected Financial Data" and our company’s audited financial statements, the notes thereto and other financial information appearing elsewhere in this annual report.  In addition to historical information, the following discussion and analysis and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Actual results could differ materially from these discussed in the forward-looking statements.  See Item 3D "Risk Factors" for a discussion of some, but not all, factors that could cause or contribute to such differences.

Overview

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations.  Our average operating costs are expected to be approximately $25,000 per month and are not expected to exceed this level within the next 12 months.  Our requirement for funds for twelve months operations based on our budget of $25,000 per month will be $300,000.  This does not take into effect our requirements to pursue any operations of our proposed solar parks.  We believe we will require a minimum of $45,000,000 to pursue those short term opportunities.  To date, we have been funding our company by way of related party loans.  There can be no assurance that we will be able to continue to do so or that we will be able to find other means of financing for operations.

These general operating costs include:

MONTHLY EXPENSES
Office	$8,350
Management Fees	$ 5,000
Management Fees	$ 3,000
Travel & Entertainment	$4,000
Legal	$1,000
Accounting	$1,000
Consulting	$ 1,000
Miscellaneous	$1,650
TOTAL MONTHLY EXPENSES	$25,000

Milestones

We will continue to build a portfolio of land required for the permitting process to establish solar parks in Greece.

We will actively pursue license holders, permit holders and solar park operators with the view of purchasing available licenses, permits and solar parks in Greece.  We will also entertain joint ventures with license holders and solar park operators.  The corporate goal is to have 20mw applied for, granted, in the pipeline and/or purchased in 2008.

Our company will also require additional management and expertise, going forward.  We expect to add qualified individuals to our board and management team in order to best implement our business plan and corporate mandate. We will also setup the necessary subsidiaries in order to best suit the corporate needs.

We anticipate a funding requirement in the $45,000,000 range in order to fund our short and medium term goals.  We will require a minimum of $300,000 just to meet operational overhead for the next twelve months without taking into account any funds available for pursuing our business plan.

Our company will also diligently monitor energy policies in other European countries with a view of expanding our business model into other geographic locations.

The following is the history and projected future activities of our company in regard to its solar energy business milestone format;

1.

Development of the concept and preliminary planning for entering into the solar energy business sector was completed in early 2007.

2.

Development of a target source list founded upon Internet-based searches, telephone calls, and a trip to London was completed in 2007 by the President, Rick Walchuk.

3.

In June 2007, we established a strategic cooperation with Innovative Research & Technology Ltd., a company based out of London, England.  Innovative Research & Technology Ltd. is a research and transfer company, as well as a technology management company.  As of the date of this filing we have not undertaken any activities with Innovative Research & Technology, Ltd.

4.

Our Company will require additional capital in order to remain in business.  At this time there are no contractual obligations with any party to provide such capital.

A.

Operating Results

There have been no revenues from the date of incorporation on July 19, 2004, to the year ended July 31, 2007.  VioSolar realized net losses for the 12-month period ended July 31, 2007, of $153,844 as compared to net losses of $23,666 for the 12-month period ended July 31, 2006 and net losses of $12,966 for the 12-month period ended July 31, 2005.  The increase was due to increased costs of general and administrative expenses related to the development of our solar energy business, acquired during the fiscal year ended July 31, 2007, specifically, increased professional fees, management fees, rent and travel expenditures.

VioSolar had total assets of $11,218 at July 31, 2007.  These assets were comprised of solely of cash.

VioSolar had total current liabilities of $123,439 at July 31, 2007.

At July 31, 2007, VioSolar had $112,221 in negative working capital, compared to $40,826 in working capital at July 31, 2006 and $57,398 in working capital at July 31, 2005.  The change in working capital is due to expenses related to increased operations related to our solar park project.

B.

Liquidity and Capital Resources

At July 31, 2007, VioSolar had a working capital deficit as current liabilities of $123,439 exceeded current assets of $11,218, compared to total current assets of $40,826 as of July 31, 2006, with no current liabilities, and total current assets of $58,290 with current liabilities of $892.  We have relied on the amount of $121,483 as related party loans and payables in 2007 to fund our operations.  There can be no assurance that financing will be available to our company in an amount and on terms acceptable to us, as and when required, or at all.  We do not expect to expend more than $300,000 over the twelve -month period beginning August 1, 2007 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs.

All of our funds have come from the sale of securities totaling $80,010 and $76,604 in related party loans, which loans are non-interest bearing and payable on demand.  We have not raised any other funds to date.  We have no revenues and have not had any revenues since inception.

C.

Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place.  Over the past three fiscal years no funds were expended by our company on research and development activities.

D.

Trend Information

We are not currently aware of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

E.

Off-Balance Sheet Arrangements

We do not currently have any off-balance arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.

Tabular Disclosure of Contractual Obligations

VIOSOLAR, INC. AS AT JULY 31, 2007
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due by period
CONTRACTUAL OBLIGATIONS(1)	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Total	-	-	-	-	-

(1)  The Company has sublet  leased space, however the terms of the lease provide for space on  a month to month basis, with only 30 days notice required to cancel, therefore the Company has not included this transaction in the above table.

G.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
Rick Walchuk Suite 6, 8 Metamorfoseos Street 17466 Alimos, Athens, Greece	51	President, Chief Executive Officer, Director	March 14, 2007
Michael Soursos 13 Theotoki 17455 Alimos, Athens, Greece	43	Secretary, Director	March 14, 2007
Jacqueline Danforth 2102 – 18A Street SW Calgary, Alberta, Canada T2P 4W2	35	Chief, Financial Officer, Director	March 14, 2007
David Little 20 – 5790 Patina Drive SW Calgary, Alberta, Canada T3H 2Y5	57	Director	April 27, 2007

Rick Walchuk

Mr. Walchuk has been President, Chief Executive Officer and a director of our company since March 14, 2007.  Mr. Walchuk has over 24 years of experience as a stockbroker.  He was graduated from the University of Saskatchewan, with a B.A. degree in Commerce.  Since graduation from the University of Saskatchewan, he has devoted most of his professional career to domestic and international business transactions.  In April, 2004, Mr. Walchuk was appointed Chief Executive Officer of a startup biotech company in Athens, Greece, a position he held until July, 2004.  Mr. Walchuk then served as a consultant to various public companies.  Mr. Walchuk will serve as the President and Chief Executive Officer of our company and will be responsible for overseeing our business development.  Mr. Walchuk also serves as a consultant to Bruca Trading Ltd., a private consulting firm in Athens, Greece.

Mr. Michael Soursos

Mr. Soursos has been the Secretary and a director of our company since March 14, 2007.  Mr. Soursos is   a private businessman located in Athens, Greece.  From April 2004 to June 2006, he was President of a private research and development laboratory located in Athens, Greece.  In January 2007, Mr. Soursos is a consultant to Bruca Trading Ltd., a private consulting firm in Athens, Greece.

Jacqueline Danforth

Ms. Danforth has been a director and the Chief Financial Officer of our company since March 14, 2007.

Over the past fourteen years, Ms. Danforth has worked for both private and publicly traded companies providing management services and corporate governance programs.  Ms. Danforth has extensive experience working with start up operations, including direct involvement with public and private corporations listed on both Canadian and US exchanges participating in all aspects of public reporting, corporate governance, corporate finance and shareholder communications.  She has worked in a broad range of industry sectors including natural resources, food services and technology, and manufacturing and has filled such roles as vice president, president, CEO and CFO.

Currently, Ms. Danforth is the President and Chief Executive Officer of FACT Corporation, a publicly traded US corporation which has commercialized their proprietary food technologies in the form of more nutritious bake mixes to manufacturers and wholesale clients in the food industry.  Ms. Danforth is responsible for sales and marketing, complex financial reporting, intellectual property management, and overseeing the business and product development and R&D initiatives.  Ms. Danforth has successfully commercialized the technology and increased sales from $0 to $3.4MM (2007) with a gross revenue rate for the 2008 fiscal year indicating an increase in sales to between $5 and $7MM.

Ms. Danforth continues to provide consulting services on a limited basis to other private and public corporations, and serves as an independent director and/or officer on several private and public boards.  Ms. Danforth is Canadian-born and educated, well traveled and currently resides in Alberta, Canada.

David Little

Mr. Little has been a director of our company since April 27, 2007.  In addition, Mr. Little was appointed Chairman of the Finance Committee on April 27, 2007.  Mr. Little is the founder of Avery Resources Inc.  He serves as Chairman and Chief Executive Officer of Avery Resources Inc.  He holds a MBA from York University and a Bachelor of Science from the University of Western Ontario.  Previously an investment advisor with Yorkton Securities Inc., he has over 20 years of financial experience in the public markets.  Mr. Little services on the Board of Directors of several oil companies such as Trophy Resources Ltd., Resolution Energy Inc. and Energy North Inc.

Advisory Board

James Korovilas

Mr. Korovilas an economist with an MSc from Bristol University, United Kingdom.  He specializes in economic development in the Balkan region and his main academic activities focus on the areas of international economic development and international energy markets, including hydrocarbons and renewables.  Recently, Mr. Korovilas collaborated with the World Bank in Kosovo, co-authoring a review of the domestic energy sector with recommendations on how to meet future energy needs.  He has also worked on three European Union funded projects, examining economic developments in Serbia, Bosnia, Kosovo and Greece.

There are no family relationships among our officers, directors, or persons nominated for such positions.

There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.

No officer or director and no promoter or significant employee of our company has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor infractions) proceedings.  None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

B.

Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.  No executive officer of VioSolar, Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (US$)	All other Compensation (US$)

Rick Walchuk President & Director	2007	25,000(1)	-0-	-0-	-0-	-0-

Jacqueline Danforth Director and Chief Financial Officer	2007	-0-	-0-	-0-	-0-	-0-

David Little Director	2007	-0-	-0-	-0-	-0-	-0-

Michael Soursos Director	2007	15,000(1)	-0-	-0-	-0-	-0-

(1)

These amounts are accrued and remain unpaid as at the date of this report.

We have not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of VioSolar, Inc.

C.

Board Practices

Our directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected.  Our executive officers are elected annually by our board of directors and hold such positions until the following year or until his successor is duly elected by our board of directors, at its discretion.  Mr. Walchuk, Mr. Soursos and Ms. Danforth have each served as a director of our company since March 14, 2007.  Mr. Little has served as a director of our company since April 27, 2007.

There are no service contracts between our company and any of our officers providing for benefits upon termination of employment.

As of the date hereof, we do not have an audit, nominating, or compensation committee of our board of directors.

D.

Employees

Other than the directors and senior management of the Company, we do not have any employees.

E.

Share Ownership

The following table sets forth information, as of February 5, 2008, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group.  Information is provided on a fully diluted basis (i.e. beneficial ownership of common stock is stated as if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued).

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A Common	Rick Walchuk	670,400	3.7%
Class A Common	Michael Soursos	552,500	3.1%
Class A Common	David Little	350,000	1.9%
Class A Common	Jacqueline Danforth	0	Nil
	TOTAL (All Officers and Directors as a group):	1,422,900	8.7%

Note:
(1)  Based on 18,000,000 shares of common stock outstanding.

Stock Option Plans

The Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options during fiscal 2007, filed herein as an exhibit to this Form 20-F.  There have been no options granted under this plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth information, as of February 5, 2008, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	Neranion Holdings Ltd.	5,000,000	27.8%

Note:
(1)  Based on 18,000,000 shares of common stock outstanding.

On March 14, 2007, Mr. Daryl Cozac sold a total of 13,990,000 Class A common shares of the Issuer to Neranion Holdings Ltd.  On September 20, 2007, Neranion Holdings gifted 8,990,000 to 44 individuals.

The Company’s major shareholders do not have any voting rights that differ from any of the other existing shareholders.

We have one class of securities issued and outstanding being Class A common shares.  We have a total of 59 recorded holders, holding a total of 248,550 Class A common shares in the Province of Alberta, Canada.

There are no arrangements known to us that could at a subsequent date result in a change of control of our company.

B.

Related Party Transactions

Since the date of inception, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of VioSolar  had, or is to have a direct or indirect material interest, are as follow:

On March 14, 2007, Mr. Daryl Cozac, a former director and officer of our company, sold a total of 13,990,000 Class A common shares of the Issuer to Neranion Holdings Ltd. for cash consideration of $104,940.00.  The 13,990,000 Class A common shares represents 78% of our total issued and outstanding shares.  The funds were a cash payment from company funds of Neranion Holdings Ltd.  There are no arrangements or understandings among members of either control group and their associates with respect to election of directors or other matters.

On September 20, 2007, Neranion Holdings Ltd. gifted a total of 8,990,000 of our Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 5,000,000 Class A common shares.

During the fiscal year ended July 31, 2007, we accrued management fees totaling $40,000 to two directors of the Company, being Rick Walchuk and Michael Soursos.

During the fiscal year ended July 31, 2007, we accrued rent expenses totaling $36,000 to Bruca Trading Ltd. a company which also employs Mr. Souros and Mr. Walchuk as consultants.

During the fiscal year ended July 31, 2007, we received non-interest bearing loans for operations from Rick Walchuk, a director and officer, totaling $40,319 with no specific terms of repayment.  The advances are not evidenced by a written agreement and are considered due on demand.  The Company received a further loan of $285 from International Securities Group Inc., a company by which Ms. Jacqueline Danforth, a director and officer of the Company, is also employed.

During the fiscal year ended July 31, 2007 the Company was charged $4,879 by International Securities Group Inc. for consulting services.  International Securities Group Inc., is a company by which Ms. Jacqueline Danforth, a director and officer of the Company, is also employed.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements, and Other Financial Information

The required audited financial statements for the fiscal year ended July 31, 2007 are provided at the end of this annual report starting on Page F-1.

B.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2007.

ITEM 9.

THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "VIOSF".  Our Class A common stock was quoted initially on January 3, 2006.  We have no other classes of stock quoted on any markets.

There were no trades of our Class A common stock during fiscal 2006.

Following are the high and low market prices for our common stock presented for each full financial quarter commencing for the quarter ended January 31, 2007, which was the quarter during which the first trade in our Class A common stock took place.

Period	High	Low
November 1 to January 31, 2007	$0.10	$0.10
February 1, 2007 to April 30, 2007	$2.65	$0.55
May 1, 2007 to July 31, 2007	$2.75	$1.90
August 1, 2007 to October 31, 2007	$2.65	$2.10
November 1, 2007 to January 31, 2008	$2.63	$2.00

Following are the high and low market prices for each of the most recent six months

Month	High	Low
August 2007	$2.60	$2.20
September 2007	$2.65	$2.19
October, 2007	$2.65	$2.10
November 2007	$2.63	$2.45
December 2007	$2.50	$2.30
January 2008	$2.57	$2.00

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common stock has been quoted on the OTC Bulletin Board since October 20, 2005.  It currently trades under the symbol "VIOSF".  We also trade on the Frankfurt exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

1.

VioSolar Inc (formerely Sprout Development Inc.) was established pursuant to the issuance of a Certificate of Incorporation on July 19, 2004, by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the Alberta Business Corporation Act (the “ABCA”).  VioSolar Inc.’s Alberta Corporate Access Number is 2011178700.  The Articles of Incorporation (the “Articles”) of VioSolar Inc. provide that there are no restrictions on the nature of the business that may be carried on by VioSolar Inc.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar Inc.

2.

A majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Sprout Development, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Law, refrain from voting on the matter in which the director has conflict of interest.  There is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent of VioSolar Inc. or of an affiliate of VioSolar Inc.

The Board of Directors may, without authorization of the shareholders of Sprout Development:

(a)

borrow money on the credit of VioSolar Inc.;

(b)

issue, reissue, sell or pledge debt obligations of Sprout Development;

(c)

subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of VioSolar Inc. to secure performance of an obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of VioSolar Inc., owned or subsequently acquired, to secure any obligation of VioSolar Inc.

The directors may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts.  There is no provision in VioSolar Inc.’s Articles or By-Law relating to the retirement or non-retirement of directors under an age limit requirement.  There is also no requirement in VioSolar Inc.’s Articles or By-Law for a director to hold shares of VioSolar Inc.

3.

VioSolar Inc. is authorized to issue an unlimited number of shares designated as Common Shares and up to 5,000,000 shares designated as Preferred Shares.  The Common Shares have attached to them the following rights, privileges, restrictions and conditions.

a)

Except for meetings at which only holders of another specified class or series of shares of VioSolar Inc. are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of VioSolar Inc.

b)

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of VioSolar Inc., the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of VioSolar Inc.

c)

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of VioSolar Inc., the holders of the Common Shares are entitled to share equally in the remaining property of VioSolar Inc. upon liquidation, dissolution or winding-up of VioSolar Inc.

The Preferred Shares have attached to them the following rights, privileges, restrictions and conditions.

a)

The Preferred Shares may be issued in one or more series, each being comprised of the number of shares with the designation, rights, privileges, restrictions and conditions attached to that series of Preferred Shares, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, as the board of directors of VioSolar Inc. may fix from time to time.

b)

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of VioSolar Inc., whether voluntary or involuntary, or any other return of capital or distribution of the assets of VioSolar Inc. among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of Sprout Development ranking junior to the Preferred Shares.  The Preferred Shares of any series may also be given other preferences, not inconsistent with the Articles, over the Common Shares and any other shares of VioSolar Inc. ranking junior to the Preferred Shares of a series as may be fixed by the board of directors.

c)

If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

d)

Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the ABCA.

4.

Under the ABCA, any substantive change to the Articles of VioSolar Inc. (including, but not limited to, change of any maximum number of shares that VioSolar Inc. is authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to the capital structure of VioSolar Inc., including a proposed amalgamation or continuance of VioSolar Inc. out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by shareholders voting in person or by proxy at a shareholders’ meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

5.

 VioSolar Inc.’s By-Law provides that the Board of Directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  VioSolar Inc.’s By-Law provides that the Board of Directors, the managing director or the President may at any time call a special meeting of shareholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a)

if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or

(b)

if no record date is fixed, the person transfers ownership of any of the person’s shares after the date on which the list of shareholders is prepared; and

(c)

the transferee of those shares

(a)

produces properly endorsed share certificates; or

(ii)

otherwise establishes ownership of the shares; and

(iii)

demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting;

in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting shares to give notice to the directors requiring them to call and hold a meeting of VioSolar Inc.

The only persons entitled to be present at a meeting of shareholders are:

(a)

the Shareholders entitled to vote at the meeting;

(b)

the Directors;

(c)

the auditor of VioSolar Inc.; and

(d)

any others who, although not entitled to vote, are entitled or required under any provision of the ABCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

6.

There are no restrictions in VioSolar Inc.’s Articles or By-Laws on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).

7.

There are no specific provisions in the Articles or By-Laws of VioSolar Inc. that have the effect of delaying, deferring or preventing a change of control of VioSolar Inc. and that would operate only with respect to a merger, acquisition or corporate restructuring involving VioSolar Inc. (or any of its subsidiaries).  Notwithstanding this, the Board of Directors, under the general powers conferred to it under VioSolar Inc.’s By-Law, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of VioSolar Inc. by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.  VioSolar Inc. has not adopted such a plan.

8.

There are no provisions in VioSolar Inc.’s By-Laws regarding public disclosure of individual shareholdings.

9.

VioSolar Inc. was incorporated as an Alberta corporation on July 19, 2004.  With respect to items 2 through 8 above, the law applicable to VioSolar Inc. in the Province of Alberta in these areas is not significantly different from that in the United States.

10.

Not applicable.

C.

Material Contracts

               None

D.

Exchange Controls

As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common stock.  However, dividends paid to U.S. residents, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (see Item 10E "Taxation" below).

Except as provided in the Investment Canada Act, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Alberta, or in our charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made.  Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians.  Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada.  Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity.  No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

Certain transactions relating to our common stock would be exempt from the Investment Canada Act, including:

(a)

the acquisition of our common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)

the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common stock, remains unchanged.

E.

Taxation

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common stock who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada- United States Tax Convention (1980), as amended (the "Treaty").  This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form.  However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common stock, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common stock is made.  Accordingly, holders and prospective holders of our common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common stock in their particular circumstances.

Dividends

Dividends paid on our common stock to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company.  The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting stock of our company.

The Treaty provides that the Income Tax Act standard 25% withholding tax rate is reduced to 15% on dividends paid on stock of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting stock of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is "taxable Canadian property" (as defined in the Income Tax Act) of the non-resident holder.  Our common stock generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued stock of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the stock.  In the case of a non-resident holder resident in the United States for whom stock of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common stock who holds such stock as capital assets.  This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common stock is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum United States federal rate of 15%.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common stock and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such stock.

Capital Gains

In general, upon a sale, exchange or other disposition of common stock, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such stock.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the stock exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common stock should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC") because we have realized no income, domestic or foreign.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and stock from time to time, there is no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held stock, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of stock would be allocated ratably over the U.S. Holder’s holding period for the stock.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of stock in excess of 125% of the average of the annual distributions on stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

We will establish an office for the Company in the U.S. and engage in a U.S. trade or business for U.S. tax purposes.  Therefore, future foreign source income should not result in the Company being classified as a PFIC.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

Documents and agreements concerning our company may be viewed by appointment during regular business hours at 8, Alimou Avenue, 17455, Athens, Greece.

I.

Subsidiary Information

As of the date of this filing, our company is in the process of incorporating two subsidiaries.  The first subsidiary, VioSolar Parks SA (“VPSA”), which will develop solar energy parks with PV arrays for the production of electricity.  The second subsidiary, Innovative Energy Technologies SA (“IETSA”), will develop a high-tech manufacturing plant, to produce next generation solar sells, intended for use by the construction industry in residential and commercial buildings.  IETSA will have a research and development lab and will continue researching, developing and improving PV and other renewable energy technologies.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being July 31, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our company’s management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee and accordingly, we do not have an audit committee member who qualifies as an "audit committee financial expert" or who is "independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.  Our board of directors performs the same functions as an audit committee.  Since there are no independent members of the board, it is not feasible at this time to have an audit committee.

ITEM 16B.

CODE OF ETHICS

We have not adopted a written code of ethics.  We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations, the prompt internal reporting.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed Bateman & Co., Inc., P.C. as our principal accountant to audit our financial statements for the fiscal year ended July 31, 2007.

Audit Fees

The fees billed by Bateman & Co. for professional services rendered for the audit of our annual financial statements for the fiscal year ended July 31, 2007 was $6,098.75.  There have been no fees billed as at the date of this report for the fiscal year ended July 31, 2007.

Audit Related Fees

The fees billed for assurance and related services by Bateman & Co. relating to the performance of the audit or review of our financial statements for the fiscal year ended July 31, 2007, which are not reported under the heading "Audit Fees" above, were $6,098.75.

Tax Fees

For the fiscal years ended July 31, 2007, 2006 and 2005, the aggregate fees billed for tax compliance, tax advice and tax planning by Bateman & Co. were Nil.

All Other Fees

For the fiscal years ended July 31, 2007, 2006 and 2005, the aggregate fees billed by Bateman & Co., as applicable, for products and services, other than the services set out above, were Nil.

Audit Committee Pre-Approved Procedures

Our board of directors pre-approves all services provided by our principal accountant.  All of the services and fees described under the heading "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" above were reviewed and approved by our board of directors before the respective services were rendered and none of such services were approved by our board of directors pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.

FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2007, 2006 and 2005 are provided herein starting on page F-1.

VIOSOLAR INC.

(a development stage enterprise)

FINANCIAL STATEMENTS

With Report of Independent Registered Public Accounting Firm

FOR THE FISCALS YEAR END JULY 31, 2007, 2006 and 2005

REPORTED IN UNITED STATES DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet	F-3

Statement of Operations	F-4

Statement of Stockholders’ Deficit	F-5

Statement of Cash Flows	F-6

Notes to Financial Statements	F-7 – F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

Of Viosolar Inc. (Formerly Sprout Development Inc.)

We have audited the accompanying balance sheets of Viosolar Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2007, 2006, and 2005, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the each of the three years in the period ended July 31, 2007, and for the period from inception, July 19, 2004, through July 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viosolar Inc. (a development stage enterprise) as of July 31, 2007, 2006, and 2005, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2006, and for the period from inception, July 19, 2004, through July 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $191,000, and has negative stockholders’ equity of approximately $72,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bateman & Co. Inc. P.C.

BATEMAN & CO., INC., P.C.

Houston, Texas

February 15, 2008

VIOSOLAR INC.
(A development stage enterprise)
Balance Sheets

	July 31,	July 31,	July 31,
	2007	2006	2005
ASSETS
Current assets:	$11,218	$40,826	$58,290
Cash in bank	11,218	40,826	58,290
Total current assets

Computer equipment, net of accumulated depreciation of $1,860	-	797	2,391

Other assets:
Deferred registration costs	-	11,213	6,713
Total assets	$11,218	$52,836	$67,394

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$1,956	$-	$892
Due to related parties	121,483	-	-
		-	-
Total current liabilities	123,439	-	892
Total liabilities	123,439	-	892

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, Class A voting shares, no par value, unlimited authorized,
18,000,000 shares issued and outstanding, July 31, 2007, 2006 and 2005	68,797	80,010	80,010
Contributed capital	10,000	10,000	-
Deficit accumulated during the development stage	(191,018)	(37,174)	(13,508)
Total stockholders' equity (deficit)	(112,221)	52,836	66,502
Total liabilities and stockholders' equity	$11,218	$52,836	$67,394

The accompanying notes are an integral part of these statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Operations

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2007	2006	2005	July 31, 2007

Revenues	$-	$-	$-	$-

General and administrative expenses:
Professional fees	49,561	12,965	12,779	75,605
Rent and utilities	39,394	-	-	39,394
Travel	16,068	-	-	16,068
Management fees	40,797	10,000	-	50,797
Depreciation	-	1,594	266	1,860
Other general and administrative expenses	8,732	90	106	9,170
Total operating expenses	154,552	24,649	13,151	192,894
Income (loss) from operations	(154,552)	(24,649)	(13,151)	(192,894)

Other income (expense):
Interest income	708	983	185	1,876
Income (loss) before taxes	(153,844)	(23,666)	(12,966)	(191,018)

Provision (credit) for taxes on income	-	-	-	-
Net income (loss)	$(153,844)	$(23,666)	$(12,966)	$(191,018)

Basic and diluted earnings (loss) per common share	$(0.01)	$(0.00)	$(0.00)

Weighted average number of shares outstanding	18,000,000	18,000,000	18,000,000

The accompanying notes are an integral part of these statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Stockholders' Equity (Deficit)

				Deficit
				Accumulated
	Common Stock			During the
	Class A		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, July 19, 2004	-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	80,010
Development stage net income (loss)	-	-	-	(542)	(542)
Balances, July 31, 2004	18,000,000	$80,010	$-	$(542)	$79,468

Development stage net income (loss)	-	-	-	(12,966)	(12,966)
Balances, July 31, 2005	18,000,000	$80,010	$-	$(13,508)	$66,502

Contributed services	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	(23,666)
Balances, July 31, 2006	18,000,000	$80,010	$10,000	$(37,174)	$52,836

Deferred financing costs charged	-	(11,213)	-	-	-
against proceeds from sale of stock
Development stage net income (loss)	-	-	-	(153,844)	(153,844)
Balances, July 31, 2007	18,000,000	$68,797	$10,000	$(191,018)	$(112,221)

The accompanying notes are an integral part of these statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Cash Flows

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2007	2006	2005	July 31, 2007

Cash flows from operating activities:
Net income (loss)	$(153,844)	$(23,666)	$(12,966)	$(191,018)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Non-cash management fees	-	10,000	-	(10,797)
Depreciation	-	1,594	266	1,860
Changes in current assets and liabilities:
Accounts Payable and Accrued Liabilities	1,956	(892)	592	1,956
Net cash flows from operating activities	(151,091)	(12,964)	(12,108)	(176,405)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	(2,657)	(2,657)
Net cash flows from investing activities	-	-	(2,657)	(2,657)

Cash flows from financing activities:
Proceeds from sale of common stock	-	-	-	80,010
Less, stock subscription receivable, collected after end of period	-	-	10	-
Change in deferred registration costs	-	(4,500)	(6,713)	(11,213)
Increase (decrease) due to related parties	121,483			121,483
Net cash flows from financing activities	121,483	(4,500)	(6,703)	190,280
Net cash flows	(29,608)	(17,464)	(21,468)	11,218

Cash and equivalents, beginning of period	40,826	58,290	79,758	-
Cash and equivalents, end of period	$11,218	$40,826	$58,290	$11,218

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

Non cash transactions :
Deferred registration costs charged against proceeds from sale of stock	$11,213	$-	$-	$11,213

The accompanying notes are an integral part of these statements.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2007, 2006 and 2005

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – VioSolar, Inc. (formerly Sprout Development Inc.) (identified in these footnotes as “we” or the Company) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar Inc.

We operate pursuant to the laws of the Province of Alberta, Canada.  While we plan to establish our principal place of business is in Greece, we have not yet registered our company to undertake business in this jurisdiction.  We use a July 31 fiscal year for financial reporting purposes.

The Company was incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  We were unsuccessful in implementing that business plan, and management determined to look for other business opportunities during the fiscal year ended July 31, 2007.

On March 14, 2007 Mr. Daryl Cozac, the President and a director and Mr. Jim Balsara, the Secretary, Treasurer and a director resigned as both officers and directors.  Three new directors were appointed to fill the available vacancies and appointments to the offices of President and Secretary/Treasurer were also completed.  Currently, Mr. Cozac, the controlling shareholder of our company at March 14, 2007, sold a total of 13,990,000 Class A common shares of the Company to Neranion Holdings Ltd. for cash consideration of $104,940.00.  The 13,990,000 Class A common shares represents 78% of our total issued and outstanding shares.  Subsequent to the year ended July 31, 2007, Neranion Holdings Ltd. gifted a total of 8,990,000 of the Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 5,000,000 Class A common shares.

Concurrent with the change of control noted above, the succeeding board of directors undertook a review of business opportunities in the European Union and determined that there was a potential market for the development of solar parks.  The Company’s current business plan is to become a global marketer of solar energy.  The basic premise of the plan includes the construction, management, and operation of solar energy parks.  Our immediate plans are to pursue the establishment of solar energy parks within Greece.  We plan to take advantage of the numerous incentives in this sector offered by Greece, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.  VioSolar Inc. will concurrently pursue cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2007, 2006 and 2005

Note 1 - Organization and summary of significant accounting policies (cont’d):

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

Deferred registration costs – Legal and other expenses related to the filing of a registration statement with the Securities and Exchange Commission, as described in Note 3 below, have been charged against the proceeds of the stock offering.

Intangible assets – At or near inception, we acquired a software license from our majority shareholders in exchange for common stock.  SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering should be recorded at the transferor’s historical cost basis determined under generally accepted accounting principles.  Since the shareholders had no cost basis in the license, no value was recorded for it.  During the year ended July 31, 2007, we abandoned plans to utilize the software.

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2007, 2006 and 2005

Note 1 - Organization and summary of significant accounting policies (cont’d):

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

Note 2 – Future operations:

At July 31, 2007, we were not currently engaged in an operating business and expect to incur development stage operating losses until we commence operations and implement our business plan.  During the year ended July31, 2007, our current officers performed management services valued at $40,000 for which payment has not yet been made, the liability is included in Due to related parties in the accompanying balance sheet.  During the year ended July 31, 2006, $10,000 was recorded as contributed capital for the value of management services contributed by the officers and directors for which no payment was made or shares were issued.  For the year ended July 31, 2005, nothing was recorded, as the amount was not considered material to the statements.  We do not presently have sufficient capital to implement our business plan which calls for $300,000 in operating expenses during the first twelve (12) months.  This does not take into consideration our plans to pursue operations of our proposed solar parks.  We believe we will require a minimum of $45,000,000 to pursue those short term opportunities.  To date, we have been funding our company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during this period while the plans are implemented.

Note 3 – Commitments:

In 2004, we engaged a financial consulting firm to assist us in filing a registration statement with the U.S. Securities and Exchange Commission to allow us to offer stock for sale to the public in order to assist the Company with financing our originally contemplated business plan.  Our financial consultant agreed to perform the services necessary to file a Form F-1 with the SEC, and to file with NASD to obtain an over-the-counter bulletin board listing, for a fixed fee of $9,000, payable as prescribed milestones are met.  Additional compensation of $3,000 and 25,000 shares of common stock were paid upon the consultant’s successful efforts in placing us with a market maker.  The Form F-1 became effective August 17, 2005, and the OTCBB listing became effective on November 13, 2006.

These and other related costs were deferred until the stock offering was completed, at which time they were charged against the proceeds of the stock offering.  This charge was recorded during the year ended July 31, 2007, and it reflected in the accompanying statements of stockholders equity (deficit).

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2007, 2006 and 2005

Note 4 - Canadian income tax (Cont’d):

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,
	2007	2006	2005
Refundable Canadian income tax attributable to:
Current operations	$ 52,000	$8,000	$4,400
Nondeductible expenses		(3,400)	-
Less, Change in valuation allowance	(52,000)	(4,600)	(4,400)
Net refundable amount	$ -	$-	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount as of July 31, 2007, 2006 and 2005 is as follows:

		July 31,	July 31,	July 31,
		2007	2006	2005
Deferred tax asset attributable to:
Net operating loss carryover	$	$61,000	$9.200	$4,600
Less, Valuation allowance		(61,000)	(9,200)	(4,600)
Net deferred tax asset		$-	$-	$-

At July 31, 2007, we had an unused net operating loss carryover approximating $181,000 that is available to offset future taxable income; it expires beginning in 2024

Note 5 – Issuance of shares and warrants:

As of July 31, 2007, the Company had issued shares of its Class A, voting, no par value common stock as follows:

			Price Per
Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software	13,990,000	$0.000000715	$ 10
	license*
07/19/04	Shares issued for cash and software	10,000	$0.000000715	-
	license*
07/21/04	Shares issued for cash	1,875,000	$0.02	37,500
07/23/04	Shares issued for cash	1,300,000	$0.02	26,000
07/26/04	Shares issued for cash	625,000	$0.02	12,500
07/28/04	Shares issued for cash	200,000	$0.02	4,000
07/31/07	Deferred registration costs charged against proceeds	-	-	(11,213)
07/31/07	Cumulative Totals	18,000,000		$ 68,797

* Restricted shares issued to officers of the Company were subscribed and issued at July 31, 2004, but not paid.  The subscriptions were fully paid on September 9, 2004.  Pursuant to EITF Abstract 85-1, the issuance of the shares has been recorded at July 31, 2004.  In connection with the issuance of these shares, we also received an exclusive software license for a divorced-parent, child-time-management software concept.  We have determined that the software license had no fair value at the time of issuance.  Moreover, SEC rules dictate that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering should be recorded at the transferors' historical cost basis determined under

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2007, 2006 and 2005

Note 5 – Issuance of shares and warrants (Cont’d):

generally accepted accounting principles.  Therefore, since the shareholders had no cost basis in the license, capital stock has been credited only in the amount of the cash received.

In connection with the sale of 4,000,000 shares for cash noted above, we also issued 4,000,000 warrants to the same purchaser.  The warrants became effective on August 17, 2005, concurrent with the effective date of the Form F-1 that we filed, and expired one year later.  They allowed the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $0.10 per share.  Under certain circumstances, based on the performance of our stock on the open market, we could have redeemed the warrants for $0.0001 per share.  At the time of issuance, management determined that the warrants did not have any fair market value.  None of the warrants were exercised by their expiration date, and thus expired unexercised on August 17, 2006.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares had been issued at the date of the financial statements.

Note 6 – Stock options

The Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options during fiscal 2007.  There have been no options granted under this plan.

Note 7 – Related party transactions

During the fiscal year ended July 31, 2007, we accrued management fees totaling $40,000 to two directors of the Company, being Rick Walchuk and Michael Soursos.

During the fiscal year ended July 31, 2007, we accrued rent expenses totaling $36,000 to a company for which two directors serve as consultants.

During the fiscal year ended July 31, 2007, we accrued fees and expenses totaling $4,879 to a company for which a director acts as a consultant.

During the fiscal year ended July 31, 2007, we received advances for operations from a director and officer totaling $40,319 and $285 from a Company for which a director acts as a consultant.  The advances are not evidenced by a written agreement, do not bear interest, and are due on demand.

Note 8 - New accounting pronouncements:

The following recent accounting pronouncements:

•

In February, 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  SFAS No. 155 eliminates the temporary exemption of bifurcation requirements to securitized financial assets, contained in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.  As a result, similar financial instruments are accounted for similarly regardless of the form of the instruments.  In addition, in instances where a derivative would otherwise have to be bifurcated, SFAS No. 155 allows a preparer on an instrument-by-instrument basis to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to remeasurement.  The adoption of SFAS No. 155 has not materially affected the Company’s reported loss, financial condition or cash flows.

•

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2007, 2006 and 2005

Note 8 - New accounting pronouncements (cont’d):

•

In March, 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  The pronouncement establishes standards whereby servicing assets and servicing liabilities are initially measured at fair value, where applicable.  In addition, SFAS No. 156 allows subsequent measurement of servicing assets and liabilities at fair value, and where applicable, derivative instruments used to mitigate risks inherent with servicing assets and liabilities are likewise measured at fair value.  The adoption of SFAS No. 156 has not materially affected the Company’s reported loss, financial condition, or cash flows.

•

In March, 2006, the FASB issued Interpretation No. 48, (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.  FIN 48 prescribes criteria for the recognition and measurement of a tax position taken or expected to be taken in a tax return.  Accordingly, tax positions are analyzed to determine whether it is more likely than not they will be sustained when examined by the appropriate tax authority.  Positions that meet the more-likely-than-not criteria are measured to determine the amount of benefit to be recognized, whereas those positions that do not meet the more-likely-than-not criteria are derecognized in the financial statements.  The adoption of FIN 48 has not materially affected the Company’s reported loss, financial condition, or cash flows.

•

In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  The statement defines fair value, determines appropriate measurement methods, and expands disclosure requirements about those measurements.  The adoption of SFAS No. 157 has not materially affected the Company’s reported loss, financial condition, or cash flows.

•

In September, 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.  This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year of change through comprehensive income.  In addition, SFAS No. 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.  The adoption of SFAS No. 158 has not materially affected the Company’s reported loss, financial condition, or cash flows.

•

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which amends SFAS No. 123, Accounting for Stock-Based Compensation.  This Statement, as revised, requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  The cost will be recognized over the period during which an employee is required to provide service in exchange for the award.  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The effective date for the Company is the first reporting period beginning after December 15, 2005.  The adoption of SFAS 123R has not materially affected the Company’s reported loss, financial condition, or cash flows.

•

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.  This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The adoption of SFAS 159 has not materially affected the Company’s reported loss, financial condition, or cash flows are not currently expected to have a material effect on our financial Statements.

ITEM 19.

EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with VioSolar Inc.’s Form 6-K filed on July 16, 2007
3.3	Bylaws	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on October 14, 2004
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Filed herewith
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Filed herewith
12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.	Filed herewith
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.

Per:  /s/ Rick Walchuk

Rick Walchuk

President, Chief Executive Officer, and Director

(Principal Executive Officer)

Dated: February 15th, 2008

Per: /s/ Jacqueline Danforth

Jacqueline Danforth

Chief Financial Officer and Director

(Principal Financial Officer)

Dated: February 15th, 2008

Per: /s/ Michael Soursos

Michael Soursos

Secretary and Director

Dated: February 15th, 2008

Per: /s/ David Little

David Little

Director

Dated: February 15th, 2008

30