Form 20-F/A
period 2007-07-31
VIOSOLAR INC.
filed 2008-09-23
CIK 1302401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

[  ]Yes  [  ] No

Note to Reader – Reason for Amendment

Following the filing of our Form 20F for the fiscal year ended July 31, 2007, Management noted certain typographical errors contained in the body of the financial statements and therefore is hereby filing Amendment No. 1 to the Form 20F originally submitted on February 15, 2008 in order to correct those typographical errors,   There are no changes to any of the financial figures previously presented.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viosolar Inc. (a development stage enterprise) as of July 31, 2007, 2006, and 2005, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2007, and for the period from inception, July 19, 2004, through July 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $191,000, and has negative stockholders’ equity of approximately $112,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bateman & Co. Inc. P.C.

BATEMAN & CO., INC., P.C.

Houston, Texas

February 15, 2008

VIOSOLAR INC.
(A development stage enterprise)
Balance Sheets

	July 31,	July 31,	July 31,
	2007	2006	2005
ASSETS
Current assets:	$11,218	$40,826	$58,290
Cash in bank	$11,218	$40,826	$58,290
Total current assets

Computer equipment, net of accumulated depreciation of $1,860	-	797	2,391

Other assets:
Deferred registration costs	-	11,213	6,713
Total assets	$11,218	$52,836	$67,394

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$1,956	$-	$892
Due to related parties	121,483	-	-
		-	-
Total current liabilities	123,439	-	892
Total liabilities	123,439	-	892

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, Class A voting shares, no par value, unlimited authorized,
18,000,000 shares issued and outstanding, July 31, 2007, 2006 and 2005	68,797	80,010	80,010
Contributed capital	10,000	10,000	-
Deficit accumulated during the development stage	(191,018)	(37,174)	(13,508)
Total stockholders' equity (deficit)	(112,221)	52,836	66,502
Total liabilities and stockholders' equity	$11,218	$52,836	$67,394

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

VIOSOLAR INC.
(A development stage enterprise)
Statements of Stockholders' Equity (Deficit)

				Deficit
				Accumulated
	Common Stock			During the
	Class A		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, July 19, 2004	-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	80,010
Development stage net income (loss)	-	-	-	(542)	(542)
Balances, July 31, 2004	18,000,000	$80,010	$-	$(542)	$79,468

Development stage net income (loss)	-	-	-	(12,966)	(12,966)
Balances, July 31, 2005	18,000,000	$80,010	$-	$(13,508)	$66,502

Contributed services	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	(23,666)
Balances, July 31, 2006	18,000,000	$80,010	$10,000	$(37,174)	$52,836

Deferred financing costs charged	-	(11,213)	-	-	(11,213)
against proceeds from sale of stock
Development stage net income (loss)	-	-	-	(153,844)	(153,844)
Balances, July 31, 2007	18,000,000	$68,797	$10,000	$(191,018)	$(112,221)

The accompanying notes are an integral part of these statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Cash Flows

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2007	2006	2005	July 31, 2007

Cash flows from operating activities:
Net income (loss)	$(153,844)	$(23,666)	$(12,966)	$(191,018)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Non-cash management fees	-	10,000	-	10,000
Depreciation	797	1,594	266	2,657
Changes in current assets and liabilities:
Accounts Payable and Accrued Liabilities	1,956	(892)	592	1,956
Net cash flows from operating activities	(151,091)	(12,964)	(12,108)	(176,405)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	(2,657)	(2,657)
Net cash flows from investing activities	-	-	(2,657)	(2,657)

Cash flows from financing activities:
Proceeds from sale of common stock	-	-	-	80,010
Less, stock subscription receivable, collected after end of period	-	-	10	-
Change in deferred registration costs	-	(4,500)	(6,713)	(11,213)
Increase (decrease) due to related parties	121,483			121,483
Net cash flows from financing activities	121,483	(4,500)	(6,703)	190,280
Net cash flows	(29,608)	(17,464)	(21,468)	11,218

Cash and equivalents, beginning of period	40,826	58,290	79,758	-
Cash and equivalents, end of period	$11,218	$40,826	$58,290	$11,218

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

Non cash transactions :
Deferred registration costs charged against proceeds from sale of stock	$11,213	$-	$-	$11,213

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

We operate pursuant to the laws of the Province of Alberta, Canada.  While we plan to establish our principal place of business in Greece, we have not yet registered our company to undertake business in this jurisdiction.  We use a July 31 fiscal year for financial reporting purposes.

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

Note 2 – Future operations:

At July 31, 2007, we were not currently engaged in an operating business and expect to incur development stage operating losses until we commence operations and implement our business plan.  During the year ended July31, 2007, our current officers performed management services valued at $40,000 for which payment has not yet been made; the liability is included in Due to related parties in the accompanying balance sheet.  During the year ended July 31, 2006, $10,000 was recorded as contributed capital for the value of management services contributed by the officers and directors for which no payment was made or shares were issued.  For the year ended July 31, 2005, nothing was recorded, as the amount was not considered material to the statements.  We do not presently have sufficient capital to implement our business plan which calls for $300,000 in operating expenses during the first twelve (12) months.  This does not take into consideration our plans to pursue operations of our proposed solar parks.  We believe we will require a minimum of $45,000,000 to pursue those short term opportunities.  To date, we have been funding our company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during this period while the plans are implemented.

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

ITEM 19.

EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with VioSolar Inc.’s Form 6-K filed on July 16, 2007.
3.3	Bylaws	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on October 14, 2004.
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Incorporated by reference to the Exhibits filed with VioSolar Inc’s Form 20-F on Filed on February 15, 2008.
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Incorporated by reference to the Exhibits filed with VioSolar Inc’s Form 20-F on Filed on February 15, 2008.
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Financial Officer	Filed herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer	Filed herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Financial Officer	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.

Per:  /s/ Rick Walchuk

Rick Walchuk

President, Chief Executive Officer, and Director

(Principal Executive Officer)

Dated: September 23, 2008

Per: /s/ Jacqueline Danforth

Jacqueline Danforth

Chief Financial Officer and Director

(Principal Financial Officer)

Dated: September 23, 2008

Per:  /s/ Michael Soursos

Michael Soursos

Secretary and Director

Dated: September 23, 2008

Per:  /s/ David Little

David Little

Director

Dated: September 23, 2008

30