Form 20-F
period 2008-07-31
VIOSOLAR INC.
filed 2009-02-13
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIESEXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from	to

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

18,000,000 shares of Class A common stock as at July 31, 2008

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

                                             ☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other “ has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17   ☐ Item 18

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
☐Yes     ☐ No

TABLE OF CONTENTS

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of VioSolar, Inc. for the fiscal years ended July 31, 2008, 2007 and 2006, have been audited by Bateman & Co., Inc., P.C., registered public accounting firm.

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

As used in this annual report, the terms "we", "us", "our" and the “Company” mean VioSolar, Inc., unless otherwise indicated.

Exchange Rates

Certain of the transactions undertaken by the Company for fiscal 2008, and 2007 were in Euros and certain of the transactions for fiscal 2006, 2005 and fiscal 2004 were in Canadian dollars (“CDN”).  Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank.  These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate.  These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro..

The nominal rate for a Canadian dollar as of February 2, 2009 was US$0.8062, and the nominal rate in Euros as of February 2, 2009 was US$1.2760.

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

	January 2009	December 2008	November 2008	October 2008	September 2008	August 2008
High for period ($CDN)	0.8458	0.8538	0.8696	0.9426	0.9673	0.9753
Low for period ($CDN)	0.7849	0.7711	0.7771	0.7726	0.9263	0.9365
High for period (Euros)	1.3866	1.4616	1.2935	1.4081	1.4731	1.5574
Low for period (Euros)	1.2795	1.2608	1.2525	1.2460	1.3934	1.4598

The average noon nominal rate for each of the five years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	July 31
	$2008	$2007	$2006	$2005	$2004
$CDN Average for period	0.9959	0.9749	0.8707	0.8090	0.7513
Euros Average for period	1.5007	1.3190	1.2227	1.2755	1.2041

ITEM 1.                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2008, 2007, 2006 and 2005.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31 (US dollars)
	2008	2007	2006	2005	2004
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from Operations	$(964,829)	$(154,552)	$(24,649)	$(13,151)	$(542)
Net Income (loss)	$(973,429)	$(153,844)	$(23,666)	$(12,966)	$(542)
Net Income (loss) from Operations per share	$(0.05)	$(0.01)	$0.00	$0.00	$0.00

	As at July 31 (US dollars, except number of common shares issued and outstanding)
	2008	2007	2006	2005	2004
Total Assets	$3,462	$11,218	$52,836	$67,394	$79,768
Total Stockholders' Equity (Deficit)	$(540,552)	$(112,221)	$52,836	$66,502	$79,468
Capital Stock	$68,797	$68,797	$80,010	$80,010	$80,010
Number of Shares	18,000,000	18,000,000	18,000,000	18,000,000	18,000,000

B.	Capitalization and Indebtedness

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

Risks Relating to Our Financial Condition and Business

We are a start-up company, subject to all the risks of a new business, which may include failure and the loss of your investment.

Our Company has a limited operating history.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  We are an international renewable energy source company.  Our Company is based in Athens, Greece. VioSolar’s planned operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in suitable locations in South and South East European Union Countries.  We are in the process of attempting to secure licenses for these solar parks through in-house applications and land leases/acquisitions, purchasing of existing licenses, or joint ventures with existing license holders. Our initial objective is to build and operate photovoltaic parks of up to 20MW total installed capacity, commencing in Greece.  We are in the process of establishing a strategic partnership with an engineering, procurement and construction partner for the construction, operation and maintenance of the photovoltaic parks. In addition to Greece, our target markets are Italy, Spain, Portugal, and France.  Activities to date have included the formation of our Company, commencement of the application process in Greece as required by the Regulatory Authority for Energy directive, negotiations for acquisition of third party licenses that have already been granted, negotiations on long term land use or purchase agreements, and negotiations with companies holding existing licenses for possible joint venture opportunities. Our Company also continues to assess the viability of other alternative energy projects to complement our green energy mandate.

Since we have not yet generated any revenue, and may never do so, investors take the risk that our new business may never be able to make a profit or take a very long time to do so.

These risks include, but are not limited to:  (a) the risk that we may have insufficient funds to effectively execute our business plan, in which case our Company would likely fail and investors would lose all of their investment; (b) the risk that we cannot secure any of our own or third party licenses in which case no revenues would be generated and as a result which our Company would likely fail and investors would lose all of their investment; (c) the risk that our Company secures an insufficient number of leased properties for our solar energy modules and that insufficient revenues are generated to ever make our Company profitable, in which case, our Company would likely fail and investors would lose all of their investment; (d) the risk that our management proves ineffective at marketing solar energy, in which case, our Company would likely fail and investors would lose all of their investment; and (e) the risk that our management does not effectively manage cash flows and that our Company goes out of business as a result, in which case, our Company would likely fail and investors would lose all of their investments.

We have a history of limited operations and are therefore subject to various startup company risks.

We were formed in July 19, 2004, and our business to date has consisted of initial setting up of operations to pursue our business plan.  Our initial operations in software marketing were unsuccessful and we have ceased those business operations to concentrate on the opportunity presented in Europe in the field of solar energy.  In order to pursue our plan, we will have to continue to establish internal infrastructure, hire additional personnel, adopt Company plans and procedures, set up a sales organization, oversee the design and construction of our photovoltaic parks and otherwise establish the functional capabilities of an operating company.  Accomplishing this task may take longer or cost more than expected, and it is likely that problems that we cannot now anticipate will require a solution.  We cannot assure you that we will be successful in establishing ourselves as an operating company.

We intend to address an unproven market that may not justify our commitment to it.

We intend to submit license applications and/or acquire existing permits for up to 20MW in 2009 and to then commence operations involving large-scale investments in grid-connected photovoltaic parks with PV arrays for production of electricity, in suitable locations in South and South East European Union Countries, initially Greece.  We are in the process of seeking to establish a strategic partnership with an engineering, procurement and construction partner for the construction, operation and maintenance of the photovoltaic parks.  Our corporate mandate is to have license applications or permits in place for 60MW by 2011.  There can be no assurance that we will be able to successfully commence operations and that we will be able to establish a market for our power or that we will be able to complete any partnerships or raise any funds to undertake our plans.

We have no contracts as a solar energy provider and have recorded no sales activities for the provision of solar energy; we expect that obtaining significant contracts for the provision of solar energy will not occur for some time.

We have recorded no sales of solar energy and have no contracts for such sales.  Because of the nature of the projects in which such energy may be provided, we expect that the sales cycle will be quite long; therefore, we believe that it will be at least 18 months  from the date of the acquisition our first license before we record any solar energy sales.  As a result, we expect that it will be some time before we can determine whether our expectations relating to the provision of solar energy and their target markets are justified.  Also, as a result, we will be required to invest substantial resources in pursuing these markets in advance of any significant revenue stream that may result from such investments.  An unanticipated or longer than expected delay revenue ramp-up could put a strain on our capital resources and require us to seek additional capital.

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

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or certain non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key potential markets, most notably Greece, Germany, and Spain, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

The state of the political and economic environment, particularly in Greece, significantly affects our performance.

The initial focus of the implementation of our business plan is in Greece. As a result, the state of the Greek economy significantly affects our future financial performance and our ability to raise additional capital. Additionally, our future performance may be affected by the economic conditions and levels of economic activity in other countries in which we plan to operate particularly Portugal and Spain. Consequently, an economic slowdown, a deterioration of conditions in Greece or other adverse changes affecting the Greek economy or the economies of other countries in which we plan to operate, could result in, among other things, higher costs associated with and/or greater difficulty in obtaining financing, which could adversely impact our business, financial condition, cash flows and results of operations. Moreover, the political environment both in Greece and in other countries in which we plan to operate may be adversely affected by events outside our control, such as changes in government policies, EU Directives in the energy sector and other areas, political instability or military action affecting Europe and/or other areas abroad and taxation and other political, economic or social developments in or affecting Greece and the countries in which we may plan to expand. Finally, global economic conditions such as the level and liquidity of the global financial and other assets markets, investor sentiment and the availability and cost of credit may adversely affect our business, results of operations or financial condition.

Failure to build or operate our solar energy parks successfully would adversely impact our business and financial condition.

We plan to develop solar energy parks and concurrently pursue the development of more cost efficient and energy efficient PV modules.  Purchasing and leasing land, acquisition of licenses, construction, management, operations and testing of solar energy parks, which have not yet been built, will require a substantial investment of capital, currently estimated by us to be approximately $100 million Euros (approximately USD$131 million as at January 2009), which we intend to fund with the net proceeds from debt or equity offerings, or other funding avenues that our Company may deem acceptable.  The successful completion and operation of solar energy parks will require substantial engineering resources and will be subject to significant risks, including risks of cost overruns and delays and the possibility that the solar energy parks may never be completed or operational.  We may never be able to operate our solar energy parks in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of equipment to build the solar energy parks or hire and train the additional employees and management needed to operate the solar energy parks.  We also may face insurmountable challenges or incur unforeseen expense as when we try to achieve performance results from our planned solar energy parks.  Failure to meet our development objectives could materially and adversely affect our business, results of operations and financial condition.

Our future success depends on retaining our existing management and hiring and assimilating new key employees and our inability to attract or retain key personnel would materially harm our business and results of operations.

Our success depends on the continuing efforts and abilities of our current officers and directors.  Our success also will depend, in part, on our ability to attract and retain additional highly skilled employees, including management, technical and sales personnel.  The loss of services of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business.

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

As of the date of this annual report, our Company has received no revenues from its proposed business and none are expected in the foreseeable future.  On a going-forward basis and until we either generate revenues or conduct some sort of financing, we expect our operating expenses to average approximately USD$25,000 per month, a reduction from our average of approximately $35,000 during fiscal year ending July 31 2008.  We do not presently have sufficient funds to be able to fund our operating costs.  We have to date relied predominantly on loans from related parties to fund operations.  We will be required to continue to raise funds for operations either by way of loans or by equity financings.  We have no certainty of raising any such funds and our Company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2008, we have incurred aggregate net losses of approximately $1,164,000.  Our loss from operations for the fiscal year ended July 31, 2008, was $973,429. We also incurred a loss from operations for each of the years ended July 31, 2007, 2006, 2005 and 2004.  There is no assurance that we will operate profitably or will generate positive cash flow in the future.  In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn revenues upon the successful implementation of our business plan, we expect to continue to incur development costs and operating costs.  Consequently, we expect to incur operating losses and negative cash flow until our solar energy production is of sufficient quantity to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner.  These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2008, financial statements.  Our audited financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

We may be liable for the defect in or failure of the energy sources we attempt to sell, resulting in possible legal action and costs or judgments that could put us out of business, for which we presently have no insurance.

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

 As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies.  The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.   The current limitation on available funds and timing of receipt of working capital may increase the cost of compliance and may also increase the risk that we will fail to comply.  Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us.  We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

If we seek additional capital in the future, your investment could be diluted.

If we are successful in obtaining additional capital in pursuit of our business objectives, such additional capital, if available, could substantially dilute our then-existing investors.

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

Since we do not anticipate paying dividends in the foreseeable future (which action is solely within our discretion), investors will only profit by the increase in the value of their shares.  Our profits, if any, during the next several years are expected to be used to develop and possibly expand our business.  There is no assurance that there will be any increase in the value of the shares or that a liquid trading market will develop for the shares or that our investors will be able to sell their shares in our common stock.

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

Our Articles of Incorporation authorize the issuance of an unlimited number of shares of Class “A”, voting common stock, Class “B”, voting common stock, Class “C”, non-voting common stock, Class “D”, non-voting common stock and five million (5,000,000) shares of Class “E”, non-voting preferred stock (“Preferred Stock”) with the rights, preferences, privileges and restrictions thereof to be determined by our board of directors.  Preferred Stock can thus be issued without the vote of the holders of our common stock.  Rights could be granted to the holders of Preferred Stock that could reduce the attractiveness of our Company as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of our common stock.  No Preferred Stock is currently outstanding, and we have no present plans for the issuance of any shares of Preferred Stock.

ITEM 4.                      INFORMATION ON THE COMPANY

A.	History and Development of the Company

VioSolar, Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.  Our principal place of business is located at 8, Alimou Avenue, Athens, Greece, 17455.  Our telephone contact is +30 210 983 1450.  Our email contact is info@viosolar.com.  Our website is www.viosolar.com.

Our registered agent in the Province of Alberta, Canada is International Securities Group, Inc., of 1530 9th Ave SE, Calgary, Alberta, Canada T2G 0T7.

Our Company was originally incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  We were unsuccessful in marketing our products and management determined to look for other business opportunities.

As a result, after a review of business opportunities in the European Union it was determined that there was a potential market for the development of solar parks, from which a change in focus of the Company ensued, as well as a change in the name of the Company.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar, Inc.  Our plan of business is to become a global marketer of electricity generated from solar energy.  The basic premise of our plan includes the construction, management, and operation of solar energy parks.  Our immediate plans are to pursue the establishment of solar energy parks within Greece.  We plan to take advantage of the numerous incentives in this sector offered by the Greek government, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members. VioSolar, Inc. also plans to concurrently pursue cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

There have been no major capital expenditures undertaken by the Company over the past three fiscal years ending 2008, 2007 and 2006.  All expenditures made by the Company for these years have been related to professional fees, management fees and travel expenses with respect to our operations related to the development of PV projects.

Currently our planned principal capital expenditures include the costs of making applications to the Regulatory Authority for Energy in Greece.  By making such an application we are asking the authority for a permit to build a solar park and sell electricity to the government power company.  The process is to then secure land, make an application as per the mandate and then to await approval before the park can be built.  We have also entered into negotiations with parties that have already been granted licenses to purchase third party licenses through a “secondary market”, and we are exploring the possibility of joint ventures with existing license holders.  During fiscal 2008 any land/lease options in Greece to which we were a party expired unexercised.

In April 2008 the Company announced that it had signed a Letter of Intent (the “LOI”) with SCAIAP Capital Partners S.a.r.l. Luxembourg (“SCAIAP”) for a proposed funding of up to 110 million Euros (approximately $144 million USD based on January 2009 exchange rates). Under the terms of the LOI, VioSolar, Inc. and SCAIAP will seek to establish the VioSolar Opportunity Fund (Luxembourg) (the “Fund”) which will manage any funds raised for application to solar park development opportunities. The funding is intended to be an “off-balance-sheet” event and under the terms, VioSolar will retain a fifty percent interest in the profits generated by the Fund. To date no capital has been raised under the terms of the LOI and the Fund has not been established.

B.	Business Overview

Nature of Operations and Principal Activities

During fiscal 2004, 2005 and 2006, management concentrated its efforts on attempting to establish relationships to license access to software which would deliver a web enabled collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  The plan was to enter into negotiations for, and preparation of appropriate licensing agreements, pricing models, and revenue-sharing agreements with distribution partners.  Management was unable to effect its plan and in March 2007, there was a change of control in our Company and the new management determined not to pursue this business and to pursue the development of solar parks in the European Union and particularly in Greece.  The new Company structure was established, and a base of operations was established in Greece together with the initial implementation of our business plan.

VioSolar, as an alternative energy company, with activities in the Solar Energy sector has a business plan that includes the construction, management and operation of solar parks in Greece and throughout other South and South Eastern European Union countries. VioSolar, Inc. intends to take advantage of the numerous incentives in this sector offered by various European countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members. VioSolar, Inc. also intends to pursue cutting edge technology in the research and development of new, more cost efficient and energy efficient solar panels.

VioSolar’s vision is aligned with two pressing global needs, those being the reduction of the Greenhouse Gases (GHG) generated by traditional hydrocarbon-based energy sources and the reduction of reliance on energy sources which are either about to be exhausted or located in regions rife with political and economic instabilities. VioSolar’s mission is to make renewable energy, and specifically solar energy, a commercially viable prospect on a large scale. In fiscal year 2008, in support of the further execution of the VioSolar business plan, a number of activities were undertaken.   We executed two Options to Purchase Land Agreements dated December 29, 2007, and December 30, 2007, with the option to purchase the lands within 6 months.  Each Option to Purchase Agreement had an allowance for one, 3 month extension to complete the purchase.  In addition, we executed five Options to Lease Land Agreements, executed October 12, 2007, December 3, 15, 29, and 30, 2007.  Each agreement allowed us six months to conduct our research for the feasibility of photovoltaic parks thereon and to exercise our Option to Lease if feasible.  These agreements expired unexercised during the fiscal year ended July 31, 2008.

Additional opportunities for land purchase or lease are being evaluated, and certain of them are under negotiation.  As of the date of this report, no land has been purchased or leased.

The application process in Greece, as established by the Regulatory Authority for Energy directive, to become a producer of energy via solar generation, but has not been completed by the Company as of the date of this report.

Several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated. For viable opportunities, confidentiality and other preliminary agreements were entered into during and subsequent to the fiscal year.

We are in the process of negotiating to enter into a strategic partnership with an engineering procurement and construction partner for the construction, operation and maintenance of the photovoltaic parks.

Product Summary

Photovoltaic (“PV”) devices convert sunlight into the electricity needed to reliably power instruments, communications systems and the like.  An aggregation of PV devices, or panels, together with the related land, structures, support equipment and electrical gear, form what is called a Solar park, which are generally intended for larger scale electrical generation, as opposed to providing power for a single item.

Solar cells are the most elementary component of a PV device; they absorb light and convert it into electrical power.  Solar cells traditionally consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.  There are three materials currently considered by the PV industry as candidates for thin-film production: amorphous silicon ("a-Si"), cadmium telluride.  An absorbing layer can be deposited on a substrate that is either rigid or flexible.  A majority of companies currently use rigid glass substrates.  The few companies that incorporate flexible substrates in their devices typically opt for stainless steel (or other metal) foil.

We do not presently have any proprietary products and intend to use conventional “off the shelf” solar panels for our solar parks.

Principal Markets

We intend to develop solar energy parks with PV arrays for the production of electricity in suitable, locations in Greece and throughout other South and South Eastern European Union countries, particularly Italy, Spain, Portugal, and France. We will take full advantage, wherever possible, of incentives in the solar energy sector offered by various European Union countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Seasonality of our Business

In Greece the average sunlight per year is about 1450 hours.  Because of the close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter.  Seasonality is not considered by management to be issue for our business, as one key evaluation point for determining the economic viability of a given PV project is the total sunlight hours, and we are only seeking out projects in locations which meet this basic criteria.

Sources and Availability of Raw Materials

We will be buying conventional panels that are readily available from a number of conventional solar panel manufacturers.  We have not yet made a final determination as to which products we will be purchasing but we do not generally foresee any problems with the source or availability of raw materials for the manufacture of these products or with the supply of products as required for our business. At such point in time as we undertake the detailed components of the project planning for the first of our solar parks, we will work with the relevant suppliers to ensure that the necessary materials, particularly the PV panels, are secured according to the requirements of the construction schedule established.  This will address potential supply discrepancies that could occur if the overall quantity of planned developments exceeds the then available supply of components in the global market.

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

Regulatory Matters

Currently all licenses and subsidies are regulated by the Government of Greece and all power generated must be sold to the Government of Greece.  We must comply with these laws.  Should the Greek government change its policy on granting licenses or change its mandate on subsidies and grants this will have a large impact on our ability to be profitable.

C.	Organizational Structure
We have no subsidiaries.

D.	Property, Plants and Equipment

We presently own no properties and are subleasing 1,500 square feet of office space from Bruca Trading Limited, which includes office equipment, receptionist services, utilities and telephone.  During fiscal 2008 rental charges for this office space were USD$72,000. Subsequent to the period covered by the report, on September 15, 2008, the Company renewed the sublease agreement at a monthly rate of approximately $3,500 (€2631.44). The term of the new sublease is indefinite, and may be terminated upon the receipt of 30 days prior written notice by either party or upon mutual agreement of termination.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth below in this Item is presented in accordance with United States generally accepted accounting principles.  The following discussion and analysis should be read in conjunction with Item 3A "Selected Financial Data" and our Company’s audited financial statements, the notes thereto and other financial information appearing elsewhere in this annual report.  In addition to historical information, the following discussion and analysis and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Actual results could differ materially from these discussed in the forward-looking statements.  See Item 3D "Risk Factors" for a discussion of some, but not all, factors that could cause or contribute to such differences.

Overview

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations.  Our average operating costs are expected to be approximately $25,000 per month and are not expected to exceed this level within the next 12 months, unless we enter into an agreement to acquire assets or develop solar parks.  At this time we cannot be assured of any business opportunities being concluded as we do not have sufficient capital to progress our business plan.  To date, we have been funding our Company primarily by way of related party loans.  There can be no assurance that we will be able to continue to do so or that we will be able to find other means of financing for operations.

These general operating costs include:

MONTHLY EXPENSES
Office	$3,500
Management Fees	8,000
Travel & Entertainment	4,200
Legal	1,100
Accounting	1,100
Consulting	1,000
Miscellaneous	6,100
TOTAL MONTHLY EXPENSES	$25,000

Milestones

We intend to build a portfolio of land opportunities and acquisitions required for the permitting process to establish solar parks in Greece.

We will actively pursue license holders, permit holders and solar park operators with the view of purchasing available licenses, permits and solar parks in Greece.  We will also entertain joint ventures with license holders and solar park operators.  The corporate goal is to have 20MW applied for, granted, in the pipeline and/or purchased in the fiscal year ending 2009.

The Company will also continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop. We anticipate a funding requirement in the $45,000,000 range in order to fund our short and medium term goals, that being the initial 20MW production level.  We will require a minimum of $300,000 just to meet operational overhead for the next twelve months without taking into account any funds available for pursuing our business plan.

Our Company will also require additional management and expertise, going forward.  We expect to add qualified individuals to our board and management team in order to best implement our business plan and corporate mandate. We will be required to setup the necessary subsidiaries in order to best suit the corporate needs.

Our Company also intends to diligently monitor energy policies in other European countries with a view of expanding our business model into other geographic locations.

We cannot be assured that we will be able to enter into agreements to meet our milestones or that if we should be able to enter into such agreements that we will be able to continue to raise sufficient capital to fund operations.

A.	Operating Results

There have been no revenues from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2008.  VioSolar realized net losses for the 12-month period ended July 31, 2008, of $973,429 as compared to net losses of $153,844 for the 12-month period ended July 31, 2007 and net losses of $23,666 for the 12-month period ended July 31, 2006.  The increase period over period was due to increased costs of general and administrative expenses related to the development of a business plan for our solar energy business, commencing during the fiscal year ended July 31, 2007, and continuing to the close of fiscal 2008; specifically, increased professional fees, management fees, rent and travel expenditures, and a charge of $544,067 for stock based compensation related to stock options and awards issued.

VioSolar had total assets of $3,462 at July 31, 2008 as compared to assets of $11,218 to July 31, 2007 and $52,836 as at July 31, 2006.  These assets were comprised of cash and prepaid expenses during the period ended July 31, 2008 and solely of cash for the period ended July 31, 2007. At July 31, 2006 the total assets of $52,836 included cash and $11,213 in deferred registration costs.

VioSolar had total current liabilities of $466,108 at July 31, 2008 as compared to $123,439 at July 31, 2007 and $Nil at July 31, 2006.  The increase to current liabilities relates to the receipt of certain related party loans relating to general operating expenses of the Company and to an increase to accounts payable - related parties.

During the fiscal year ended July 31, 2008 the Company received a further loan for operations in the amount of €50,000 (US $77,906). The loan which is classified on the Company’s balance sheets as long-term, is due in full on May 23, 2010, bears interest at 10% per annum, payable at maturity on May 23, 2010, and is unsecured.  There were no similar transactions during the fiscal years ended July 31, 2007 and 2006.

At July 31, 2008, VioSolar had $462,646 in negative working capital, compared to $112,221 in negative working capital at July 31, 2007 and $52,836 in working capital at July 31, 2006.  The change in working capital is due to expenses related to increased operations related to the development of a business plan with respect to our proposed solar park projects.

B.           Liquidity and Capital Resources

At July 31, 2008, VioSolar had a working capital deficit of $462,646, compared to  a working capital deficit of $112,221 as of July 31, 2007 and working capital of $52,836 at July 31, 2006. We have relied on loans from third parties, loans from related parties, and advances and other payables to related parties which totaled $531,923 to fund our operations during fiscal 2008; an amount totaling $121,483 in the form of related party loans to fund operations during fiscal 2007 and proceeds from the sale of common stock in prior periods to fund operations during fiscal 2006.  There can be no assurance that financing will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.  We do not expect to expend more than $300,000 on overhead over the twelve -month period beginning August 1, 2008. We will also require an indeterminate amount of capital should we be successful in concluding acquisition agreements for land or lease agreements for land with respect to our intended solar park operations.

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

Although the Company has executed a Letter of Intent (the “LOI”) with SCAIAP Capital Partners S.a.r.l. Luxembourg (“SCAIAP”) for a proposed funding of up to 110 million Euros (approximately $144 million USD based on January 2009 exchange rates) where under VioSolar, Inc. and SCAIAP would seek to establish the VioSolar Opportunity Fund (Luxembourg) (the “Fund”) to manage any funds raised for application to solar park development opportunities, to date no capital has been raised under the terms of the LOI and the Fund has not been established.  Therefore, we do not currently have any off-balance arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

VIOSOLAR, INC. AS AT JULY 31, 2008
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS(1)	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Total	77,906(2)	Nil	77,906	Nil	Nil
(1)
The Company has sublet leased space, however the terms of the lease provide for space on a month to month basis, with only 30 days notice required to cancel, therefore the Company has not included this transaction in the above table.

(2)	This amount does not include accrued interest at a rate of 10% per annum which is due on maturity.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward-looking statement as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
Rick Walchuk Suite 6, 8 Metamorfoseos Street 17466 Alimos, Athens, Greece	52	President, Chief Executive Officer, Director	March 14, 2007
Michael Soursos 13 Theotoki 17455 Alimos, Athens, Greece	44	Secretary/Treasurer, Director	March 14, 2007
Jacqueline Danforth 79 Heritage Cove Calgary, Alberta, Canada T0L 0X0	36	Chief Financial Officer, Director	March 14, 2007
David Little 208 Whispering Woods Terrace Calgary, Alberta, Canada T3Z 3C8	58	Director	April 27, 2007
Mr. Jonathan Bradley 25 Woodstock Avenue Redland, Bristol, UK 8S6 6EW	56	Director	March 7, 2008

Rick Walchuk
Mr. Walchuk has been President, Chief Executive Officer and a director of our Company since March 14, 2007.  Mr. Walchuk has over 24 years of experience as a stockbroker.  He graduated from the University of Saskatchewan, with a B.A. degree in Commerce.  Since graduation from the University of Saskatchewan, he has devoted most of his professional career to domestic and international business transactions.  In April, 2004, Mr. Walchuk was appointed Chief Executive Officer of a startup biotech company in Athens, Greece, a position he held until July, 2004.  Mr. Walchuk then served as a consultant to various public companies.  Mr. Walchuk is serving as the President and Chief Executive Officer of our Company and is responsible for overseeing our business development.  Mr. Walchuk also serves as a consultant to Bruca Trading Ltd., a private consulting firm in Athens, Greece.

Mr. Michael Soursos
Mr. Soursos has been the Secretary and a director of our Company since March 14, 2007.  Mr. Soursos is   a private businessman located in Athens, Greece.  From April 2004 to June 2006, he was President of a private research and development laboratory located in Athens, Greece.  In January 2007, Mr. Soursos became a consultant to Bruca Trading Ltd., a private consulting firm in Athens, Greece.

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

Currently, Ms. Danforth is also the President and Chief Executive Officer of FACT Corporation, a publicly traded US corporation which has commercialized their proprietary food technologies in the form of more nutritious bake mixes to manufacturers and wholesale clients in the food industry.  Ms. Danforth is responsible for sales and marketing, complex financial reporting, intellectual property management, and overseeing the business and product development and R&D initiatives.

Ms. Danforth continues to provide consulting services to other private and public corporations, and serves as an independent director and/or officer on several private and public boards.  Ms. Danforth is Canadian-born and educated, well traveled and currently resides in Alberta, Canada.

David Little
Mr. Little has been a director of our Company since April 27, 2007.  In addition, Mr. Little was appointed Chairman of the Finance Committee on April 27, 2007.  Mr. Little was the founder of Avery Resources Inc., where he served as Chairman and Chief Executive Officer until February 2008. He holds a MBA from York University and a Bachelor of Science from the University of Western Ontario.  Previously an investment advisor with Yorkton Securities Inc., he has over 20 years of financial experience in the public markets.  Mr. Little serves on the Board of Directors of several oil companies including Trophy Resources Ltd., Resolution Energy Inc. and Energy North Inc.

Mr. Jonathan Bradley
Mr. Bradley is currently Dean of Students, University of the West of England, Bristol. Since 1990, he has been a principal lecturer in International Business Economics Bristol Business School, University of the West of England. Mr. Bradley is also director of several publicly listed companies (AIM of London Stock Exchange, Dublin Stock Exchange, and London Stock Exchange), as well as various private companies.

Mr. Bradley’s areas of expertise include: business, economics and politics of post-Communist states of Central and Eastern Europe and the former Soviet Union, and especially the Balkan States; investment management; corporate governance and international business economics. He is also a speaker and publisher on topics of economics and investments.

James Korovilas (Advisory Board)
Mr. Korovilas is an economist with an MSc from Bristol University, United Kingdom.  He specializes in economic development in the Balkan region and his main academic activities focus on the areas of international economic development and international energy markets, including hydrocarbons and renewables.  Recently, Mr. Korovilas collaborated with the World Bank in Kosovo, co-authoring a review of the domestic energy sector with recommendations on how to meet future energy needs.  He has also worked on three European Union funded projects, examining economic developments in Serbia, Bosnia, Kosovo and Greece.

There are no family relationships among our officers, directors, or persons nominated for such positions.

There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.

No officer or director, and no promoter or significant employee of our Company, has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor infractions) proceedings.  None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

B.	Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.  With the Exception of those noted below, no executive officer of VioSolar, Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

Name	Fees Earned or Paid in Cash ($)		Stock Stock Options ($)		Option Stock Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Rick Walchuk President & Director	60,000	(1)	630,467	(2)	450,000	(3)	-0-	-0-	-0-	1,140,467
Jacqueline Danforth Director and CFO	-0-		63,047	(4)	36,000	(5)	-0-	-0-	-0-	99,047
David Little Director	-0-		378,280	(6)	-0-		-0-	-0-	-0-	378,280
Michael Soursos Director and Secretary	36,000	(7)	630,467	(8)	450,000	(9)	-0-	-0-	-0-	1,152,467
Jonathan Bradley Director	-0-		126,093	(10)	180,000	(11)	-0-	-0-	-0-	306,093

(1) These amounts are accrued and remain unpaid as at the date of this report.

(2) 500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. The Company recognized stock-based expenses of $117,045 in 2008. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $513,422 and is expected to be recognized of $391,707 and $121,715 in 2009 and 2010 respectively.

(3) 250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010. The Company recognized stock-based expenses of $28,125 in 2008. Unrecognized compensation expense was $421,875 and is expected to be recognized of $318,750 and $103,125 in 2009 and 2010 respectively.

(4) 50,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 25,000 vesting May 26, 2009 and 25,000 vesting May 26, 2010. The Company recognized stock-based expenses of $11,704 in 2008. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $51,343 and is expected to be recognized of $39,171 and $12,172 in 2009 and 2010 respectively.

(5) 20,000 shares awarded May 26, 2008, with 10,000 vesting May 26, 2009 and 10,000 vesting May 26, 2010. The Company recognized stock-based expenses of $2,250 in 2008. Unrecognized compensation expense was $33,750 and is expected to be recognized of $25,500 and $8,250 in 2009 and 2010 respectively.

(6) 300,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 150,000 vesting May 26, 2009 and 150,000 vesting May 26, 2010. The Company recognized stock-based expenses of $70,227 in 2008. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $308,053 and is expected to be recognized of $235,024 and $73,029 in 2009 and 2010 respectively.

(7) Of this amount a total of $21,059 remained unpaid as of July 31, 2008.

(8) 500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. The Company recognized stock-based expenses of $117,045 in 2008. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $513,422 and is expected to be recognized of $391,707 and $121,715 in 2009 and 2010 respectively.

(9) 250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010. The Company recognized stock-based expenses of $28,125 in 2008. Unrecognized compensation expense was $421,875 and is expected to be recognized of $318,750 and $103,125 in 2009 and 2010 respectively.

(10) 100,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. The Company recognized stock-based expenses of $23,409 in 2008. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $102,684 and is expected to be recognized of $78,341 and $24,343 in 2009 and 2010 respectively.

(11) 100,000 shares awarded May 26, 2008, with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. The Company recognized stock-based expenses of $11,250 in 2008. Unrecognized compensation expense was $168,750 and is expected to be recognized of $127,500 and $41,250 in 2009 and 2010 respectively.

We have not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of VioSolar, Inc. beyond that identified above in the form of fees, stock awards or stock options.

C.	Board Practices

Our directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected.  Our executive officers are elected annually by our board of directors and hold such positions until the following year or until his successor is duly elected by our board of directors, at its discretion.  Mr. Walchuk, Mr. Soursos and Ms. Danforth have each served as a director of our Company since March 14, 2007.  Mr. Little has served as a director of our Company since April 27, 2007, and Mr. Bradley has served as a director since March 7, 2008.

There are no service contracts between our Company and any of our officers providing for benefits upon termination of employment.

As of the date hereof, we do not have an audit, nominating, or compensation committee of our board of directors, however, we do have a finance committee comprised of Mr. David Little, Mr. Michael Soursos and Mr. Rick Walchuk.  Mr. David Little is the appointed Chairman of the Committee, the purpose of which is to review potential financing opportunities for the Company and make recommendations regarding same to the Board of Directors.

D.	Employees

The Company does not have any employees apart from senior management previously identified.

E.	Share Ownership

The following table sets forth information, as of January 27, 2009, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group.

Title of Class of Stock	Beneficial Owner	Number of Shares Held (1)		Percentage of Class (2)
Class A Common	Rick Walchuk	5,670,400	(3)	31.5%
Class A Common	Jacqueline Danforth	0	(4)	Nil
Class A Common	David Little	350,000	(5)	1.9%
Class A Common	Michael Soursos	552,500	(6)	3.1%
Class A Common	Jonathan Bradley	0	(7)	Nil
TOTAL (All Officers and Directors as a group):		6,572,900		36.5%

Note:

(1)  Information is provided on a non-diluted basis (i.e. beneficial ownership of common stock stated as if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of common stock are issued) as no options or awards for this group vest prior to May 26, 2009.
(2)  Based on 18,000,000 shares of common stock outstanding.
(3) 500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010.  250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010.
(4) 50,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 25,000 vesting May 26, 2009 and 25,000 vesting May 26, 2010.  20,000 shares awarded May 26, 2008, with 10,000 vesting May 26, 2009 and 10,000 vesting May 26, 2010.
(5) 300,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 150,000 vesting May 26, 2009 and 150,000 vesting May 26, 2010.
(6) 500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. 250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010.
(7) 100,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. 100,000 shares awarded May 26, 2008, with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010.

Stock Option Plans

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options. No options or awards were issued in the 2007 fiscal year.

During the year ended July 31, 2008, the Company granted 1,715,000 non-qualified stock options and 685,000 stock awards to directors, management and consultants for a total of 2,400,000 shares of Class A common stock.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information, as of January 27, 2009, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	Rick Walchuk	5,670,400	31.5%

(1)  Based on 18,000,000 shares of common stock outstanding.

On March 14, 2007, Mr. Daryl Cozac sold a total of 13,990,000 Class A common shares of the Issuer to Neranion Holdings Ltd.  On September 20, 2007, Neranion Holdings gifted 8,990,000 to 44 individuals. On November 26, 2008, Neranion Holdings Ltd. sold 5,000,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares to Rick Walchuk, a director and officer of the Company.

The Company’s major shareholders do not have any voting rights that differ from any of the other existing shareholders.

We have one class of securities issued and outstanding being Class A common shares.  We have a total of 59 record holders, holding a total of 248,550 Class A common shares in the Province of Alberta, Canada.

There are no arrangements known to us that could at a subsequent date result in a change of control of our Company.

B.           Related Party Transactions

During the most recently completed fiscal year ended July 31, 2008 and to the date of this report, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of VioSolar had, or is to have a direct or indirect material interest, are as follows:

On September 20, 2007, Neranion Holdings Ltd. gifted a total of 8,990,000 of our Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 5,000,000 Class A common shares.

As at July 31, 2008 the Company owed $299,999 ($40,319 – 2007) including accrued interest, to a director of the Company for funds advanced for operations. On July 31, 2008, the Board of Directors approved a series of promissory notes bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest totaling $6,721 in respect of amounts advanced to the close of the fiscal year.

During the fiscal year ended July 31, 2008, the Company accrued management fees totaling $96,000 ($40,000 – 2007) to two directors of the Company, being Rick Walchuk and Michael Soursos.  During the current year the Company paid a total of $29,941 towards outstanding fees payable to Michael Soursos.

During the fiscal year ended July 31, 2008, the Company received an advance of $499 from a Company for which a director acts as a consultant.  This advance is not evidenced by a written agreement, does not bear interest, and is due on demand.

During fiscal year ended July 31, 2008 the Company accrued invoices for services totaling $18,181(2007 - $4,879) from a Company for which a director acts as a consultant.  This amount is included in accounts payable – related party.

During the years ended July 31, 2008 and 2007 respectively, we incurred $72,000 and $36,000 in rent under a month to month sublease for office space with Bruca Trading, Limited.  At July 31, 2008 and July 31, 2007, $36,000 was unpaid under the agreement, and is included in Loans From Related Parties on the accompanying balance sheets.  Two directors of the Company also act as consultants to Bruca Trading Ltd.

On November 26, 2008, Neranion Holdings Ltd. sold 5,000,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares to Rick Walchuk, a director and officer of the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.	Consolidated Statements, and Other Financial Information
The required audited financial statements for the fiscal year ended July 31, 2008 are provided at the end of this annual report starting on Page F-1.

B.           Significant Changes
Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2008.

ITEM 9.                      THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "VIOSF".  Our Class A common stock was initially quoted on January 3, 2006.  We have no other classes of stock quoted on any markets.

There were no trades of our Class A common stock during fiscal 2006.

Following are the annual high and low market prices for our common stock presented for the two most recent fiscal years.  There was no trading in our Class A common stock in the three prior fiscal years.

Period	High	Low
Fiscal Year 2007 (Aug 06 – Jul 07)	$2.75	$0.10
Fiscal Year 2008 (Aug 07 – Jul 08)	$2.65	$1.25

Following are the high and low market prices for our common stock presented for each full financial quarter for the two most recent fiscal years and subsequent periods, commencing for the quarter ended January 31, 2007, which was the quarter during which the first trade in our Class A common stock took place.

Period	High	Low
November 1 to January 31, 2007	$0.10	$0.10
February 1, 2007 to April 30, 2007	$2.65	$0.55
May 1, 2007 to July 31, 2007	$2.75	$1.90
August 1, 2007 to October 31, 2007	$2.60	$1.95
November 1, 2007 to January 31, 2008	$2.50	$1.70
February 1, 2008 to April 30, 2008r	$2.45	$1.30
May 1, 2008 to July 31, 2008	$1.95	$1.01
August 1, 2008 to October 31, 2008	$1.30	$0.51
November 1, 2008 to January 31, 2008	$0.75	$0.25

Following are the high and low market prices for each of the most recent full six months.

Month	High	Low
August 2008	$1.30	$1.00
September 2008	$1.05	$1.01
October, 2008	$1.05	$0.51
November 2008	$0.51	$0.25
December 2008	$0.75	$0.40
January 2009	$0.75	$0.75

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock has been quoted on the OTC Bulletin Board since November 20, 2006.  It currently trades under the symbol "VIOSF".  We also trade on the Frankfurt exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.                      ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1.           VioSolar, Inc. (formerly Sprout Development Inc.) was established pursuant to the issuance of a Certificate of Incorporation on July 19, 2004, by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the Alberta Business Corporation Act (the “ABCA”).  VioSolar, Inc.’s Alberta Corporate Access Number is 2011178700.  The Articles of Incorporation (the “Articles”) of VioSolar, Inc. provide that there are no restrictions on the nature of the business that may be carried on by VioSolar, Inc.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar, Inc.

2.           A majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with VioSolar, Inc., such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Law, refrain from voting on the matter in which the director has conflict of interest.  There is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent of VioSolar, Inc. or of an affiliate of VioSolar, Inc.

The Board of Directors may, without authorization of the shareholders of VioSolar, Inc.:

(a)           borrow money on the credit of VioSolar, Inc.;
(b)           issue, reissue, sell or pledge debt obligations of VioSolar, Inc.;
(c)	subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of VioSolar, Inc. to secure performance of an obligation of any person; and
(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of VioSolar, Inc., owned or subsequently acquired, to secure any obligation of VioSolar, Inc.

The directors may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts.  There is no provision in VioSolar, Inc.’s Articles or By-Law relating to the retirement or non-retirement of directors under an age limit requirement.  There is also no requirement in VioSolar, Inc.’s Articles or By-Law for a director to hold shares of VioSolar, Inc.

3.           VioSolar, Inc. is authorized to issue an unlimited number of shares designated as Common Shares and up to 5,000,000 shares designated as Preferred Shares.  The Common Shares have attached to them the following rights, privileges, restrictions and conditions.

a)
Except for meetings at which only holders of another specified class or series of shares of VioSolar, Inc. are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of VioSolar, Inc.

b)
Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of VioSolar, Inc., the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of VioSolar, Inc.

c)
Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of VioSolar, Inc., the holders of the Common Shares are entitled to share equally in the remaining property of VioSolar, Inc. upon liquidation, dissolution or winding-up of VioSolar, Inc.

The Preferred Shares have attached to them the following rights, privileges, restrictions and conditions.

a)
The Preferred Shares may be issued in one or more series, each being comprised of the number of shares with the designation, rights, privileges, restrictions and conditions attached to that series of Preferred Shares, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, as the board of directors of VioSolar, Inc. may fix from time to time.

b)
The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of VioSolar, Inc., whether voluntary or involuntary, or any other return of capital or distribution of the assets of VioSolar, Inc. among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of Sprout Development ranking junior to the Preferred Shares.  The Preferred Shares of any series may also be given other preferences, not inconsistent with the Articles, over the Common Shares and any other shares of VioSolar, Inc. ranking junior to the Preferred Shares of a series as may be fixed by the board of directors.

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

4.           Under the ABCA, any substantive change to the Articles of VioSolar, Inc. (including, but not limited to, change of any maximum number of shares that VioSolar, Inc. is authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to the capital structure of VioSolar, Inc., including a proposed amalgamation or continuance of VioSolar, Inc. out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by shareholders voting in person or by proxy at a shareholders’ meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

5.            VioSolar, Inc.’s By-Laws provide that the Board of Directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  VioSolar, Inc.’s By-Laws provide that the Board of Directors, the managing director or the President may at any time call a special meeting of shareholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a)	if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or

(b)	if no record date is fixed, the person transfers ownership of any of the person’s shares after the date on which the list of shareholders is prepared; and

(c)	the transferee of those shares

(i)	produces properly endorsed share certificates; or
(ii)	otherwise establishes ownership of the shares; and
(iii)	demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting;

in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting shares to give notice to the directors requiring them to call and hold a meeting of VioSolar, Inc.

The only persons entitled to be present at a meeting of shareholders are:

(a) the Shareholders entitled to vote at the meeting;
(b) the Directors;
(c) the auditor of VioSolar, Inc.; and
(d) any others who, although not entitled to vote, are entitled or required under any provision of the ABCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

6.           There are no restrictions in VioSolar, Inc.’s Articles or By-Laws on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).

7.           There are no specific provisions in the Articles or By-Laws of VioSolar, Inc. that have the effect of delaying, deferring or preventing a change of control of VioSolar, Inc. and that would operate only with respect to a merger, acquisition or corporate restructuring involving VioSolar, Inc. (or any of its subsidiaries).  Notwithstanding this, the Board of Directors, under the general powers conferred to it under VioSolar, Inc.’s By-Law, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of VioSolar, Inc. by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.  VioSolar, Inc. has not adopted such a plan.

8.           There are no provisions in VioSolar, Inc.’s By-Laws regarding public disclosure of individual shareholdings.

9.           VioSolar, Inc. was incorporated as an Alberta corporation on July 19, 2004.  With respect to items 2 through 8 above, the law applicable to VioSolar, Inc. in the Province of Alberta in these areas is not significantly different from that in the United States.

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

Capital Gains

In general, upon a sale, exchange or other disposition of common stock, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such stock.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the stock exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

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

I.           Subsidiary Information

The Company does not have any subsidiaries as of the date of this filing.

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

Not applicable.

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being July 31, 2008, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our Company’s management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2008, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f).  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2008.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of July 31, 2008, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report to the filing of this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.                      [RESERVED]

ITEM 16A.                   AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee and accordingly, we do not have an audit committee member who qualifies as an "audit committee financial expert" or who is "independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.  Our board of directors performs the same functions as an audit committee.  Due to our limited operations, we have determined it is not feasible at this time to have an audit committee.

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

ITEM 16C.                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed Bateman & Co., Inc., P.C. as our principal accountant to audit our financial statements for the fiscal year ended July 31, 2008, 2007 and 2006.

Audit Fees

We incurred audit fees for audits of our financial statements, billed by Bateman & Co., Inc., P.C., of $8,270 during the fiscal year ended July 31, 2008 and $6,099 during the fiscal year ended July 31, 2007.

Audit Related Fees

The fees billed for assurance and related services by Bateman & Co. relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2008 and 2007, were Nil.

Tax Fees

For the fiscal years ended July 31, 2008, and 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Bateman & Co. were Nil.

All Other Fees

For the fiscal years ended July 31, 2008, and 2007, the aggregate fees billed by Bateman & Co., as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.              FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2008, 2007 and 2006 are provided herein starting on page F-1.

VIOSOLAR, INC.
(a development stage enterprise)
FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2008, 2007 and 2006
REPORTED IN UNITED STATES DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Stockholders’ Deficit	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 – F-15

Bateman & Co., Inc., P.C.
Certified Public Accountants

19 Briar Hollow Lane, Suite 115
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of VioSolar, Inc.

We have audited the accompanying balance sheets of VioSolar, Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2008, 2007, and 2006, and the related statements of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for the each of the three years in the period ended July 31, 2008, and for the period from inception, July 19, 2004, through July 31, 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VioSolar, Inc. (a development stage enterprise) as of July 31, 2008, 2007, and 2006, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2008, and for the period from inception, July 19, 2004, through July 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $1,200,000, and has negative stockholders’ equity of approximately $541,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bateman & Co., Inc., P.C.
BATEMAN & CO., INC., P.C.

Houston, Texas
February 12, 2009

VIOSOLAR, INC.
(A development stage enterprise)
Balance Sheets

	July 31,	July 31,	July 31,
	2008	2007	2006
ASSETS
Current assets:
Cash in bank	$172	$11,218	$40,826
Prepaid expenses	3,290	-	-
Total current assets	3,462	11,218	40,826

Computer equipment, net of accumulated depreciation of $1,860	-	-	797

Other assets:
Deferred registration costs	-	-	11,213
Total assets	$3,462	$11,218	$52,836

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$12,091	$1,956	$-
Accounts payable to related parties	18,181	4,879
Management fees payable to related parties	106,059	40,000	-
Loans from related parties	329,777	76,604	-
Total current liabilities	466,108	123,439	-

Note payable, long term	77,906	-	-
Total liabilities	544,014	123,439	-

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, Class A voting shares, no par value, unlimited authorized,
18,000,000 shares issued and outstanding, July 31, 2008, 2007 and 2006	68,797	68,797	80,010
Additional paid in capital	554,067	10,000	10,000
Deficit accumulated during the development stage	(1,164,447)	(191,018)	(37,174)
Other comprehensive income	1,031	-	-
Total stockholders' equity (deficit)	(540,552)	(112,221)	52,836
Total liabilities and stockholders' equity	$3,462	$11,218	$52,836

The accompanying notes are an integral part of these financial statements.

VIOSOLAR, INC.
(A development stage enterprise)
Statements of Operations and Other Comprehensive Income

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2008	2007	2006	July 31, 2008

Revenues	$-	$-	$-	$-

General and administrative expenses:
Stock-based compensation	544,067	-	-	544,067
Professional fees	106,686	49,561	12,965	182,291
Investor relations	56,841	-	-	56,841
Rent and utilities	79,606	39,394	-	119,000
Travel	31,404	16,068	-	47,472
Management fees	96,000	40,797	10,000	146,797
Depreciation	-	-	1,594	1,860
Other general and administrative expenses	50,225	8,732	90	59,395
Total operating expenses	964,829	154,552	24,649	1,157,723
Income (loss) from operations	(964,829)	(154,552)	(24,649)	(1,157,723)

Other income (expense):
Interest income	-	708	983	1,691
Interest expense	(8,028)	-	-	(8,028)
Foreign exchange gain (loss)	(572)	-	-	(572)
Total other income (expense)	(8,600)	708	983	(6,724)

Income (loss) before taxes	(973,429)	(153,844)	(23,666)	(1,164,447)

Provision (credit) for taxes on income	-	-	-	-
Net income (loss)	(973,429)	(153,844)	(23,666)	(1,164,447)

Other comprehensive income:
Foreign currency translation adjustment	1,031	-	-	1,031
Comprehensive income (loss)	$(972,398)	$(153,844)	$(23,666)	$(1,163,416)

Basic and diluted earnings (loss) per common share	$(0.05)	$(0.01)	$(0.00)

Weighted average number of shares outstanding	18,000,000	18,000,000	18,000,000

The accompanying notes are an integral part of these financial statements.

VIOSOLAR, INC.
(A development stage enterprise)
Statements of Stockholders' Equity (Deficit)

	Common Stock			Deficit	Accumulated
				Accumulated	Other
	Class A		Additional Paid	During the	Comprehensive
	Shares	Amount	In Capital	Development Stage	Income	Total

Inception, July 19, 2004
Shares issued for cash and software license	18,000,000	$80,010	-	-	-	80,010
Development stage net income (loss)	-	-	-	(542)	-	(542)
Balances, July 31, 2004	18,000,000	80,010	-	(542)	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)
Balances, July 31, 2005	18,000,000	80,010	-	(13,508)	-	66,502

Contributed services	-	-	10,000	-	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)
Balances, July 31, 2006	18,000,000	80,010	10,000	(37,174)	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213)	-	-	-	-
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)
Balances, July 31, 2007	18,000,000	68,797	10,000	(191,018)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)
Other Comprehensive Income	-	-	-	-	1,031	1,031
Balances, July 31, 2008	18,000,000	$68,797	554,067	(1,164,447)	1,031	(540,552)

The accompanying notes are an integral part of these financial statements.

VIOSOLAR, INC.
(A development stage enterprise)
Statements of Cash Flows

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2008	2007	2006	July 31, 2008

Cash flows from operating activities:
Net income (loss)	$(973,429)	$(153,844)	$(23,666)	$(1,164,447)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Non-cash management fees	-	-	10,000	10,000
Prepaid expenses	(3,290)	-	-	(3,290)
Depreciation	-	797	1594	2,657
Stock-based compensation	544,067	-	-	544,067
Changes in current assets and liabilities:
Accounts payable and accrued expenses	10,135	1,956	(892)	12,091
Net cash flows from operating activities	(422,517)	(151,091)	(12,964)	(598,922)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	-	(2,657)
Net cash flows from investing activities	-	-	-	(2,657)

Cash flows from financing activities:
Proceeds from sale of common stock	-	-	-	80,010
Change in deferred registration costs	-	-	(4,500)	(11,213)
Proceeds from note payable, long term	77,906	-	-	77,906
Increase (decrease) in loans payable, related parties	332,534	121,483	-	454,018
Net cash flows from financing activities	410,440	121,483	(4,500)	600,720

Effect of foreign exchange on cash flows	1,031	-	-	1,031

Net cash flows	(11,046)	(29,608)	(17,464)	172

Cash and equivalents, beginning of period	11,218	40,826	58,290	-
Cash and equivalents, end of period	$172	$11,218	$40,826	$172

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

Non cash transactions :
Deferred registration costs charged against proceeds from sale of stock	$-	$11,213	$-	$11,213

The accompanying notes are an integral part of these financial statements.

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – VioSolar, Inc. (formerly Sprout Development Inc.) (identified in these footnotes as “we” or the Company) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar, Inc.

We operate pursuant to the laws of the Province of Alberta, Canada.  We operate a business and corporate office in Canada.  We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.  We use a July 31 fiscal year for financial reporting purposes.

The Company was incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  We were unsuccessful in implementing that business plan, and management determined to look for other business opportunities during the fiscal year ended July 31, 2007.

On March 14, 2007 Mr. Daryl Cozac, the President and a director and Mr. Jim Balsara, the Secretary, Treasurer and a director resigned as both officers and directors.  Three new directors were appointed to fill the available vacancies and appointments to the offices of President and Secretary/Treasurer were also completed.  Mr. Cozac, the controlling shareholder of our Company at March 14, 2007, sold a total of 13,990,000 Class A common shares of the Company to Neranion Holdings Ltd. for cash consideration of $104,940.00.  The 13,990,000 Class A common shares represented 78% of our then total issued and outstanding shares.  Subsequent to the year ended July 31, 2007, Neranion Holdings Ltd. gifted a total of 8,990,000 of the Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 5,000,000 Class A common shares.  On November 26, 2008, Neranion Holdings Ltd. sold 5,000,000 shares of the Company’s Class A common stock,, representing 28% of the total issued and outstanding shares, to Rick Walchuk, a director and officer of the Company.

Concurrent with the change of control noted above, the succeeding board of directors undertook a review of business opportunities in the European Union and determined that there was a potential market for the development of solar parks.  The Company’s current business plan is to become a global marketer of solar energy.  The basic premise of the plan includes the construction, management, and operation of solar energy parks.  Our immediate plans are to pursue the establishment of solar energy parks within Greece.  We plan to take advantage of the numerous incentives in this sector offered by Greece, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.  VioSolar, Inc. will concurrently pursue cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan.  In the current development stage, we anticipate incurring operating losses as we implement our business plan.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises.  The financial statements have been presented in U.S. dollars, which is our functional currency. Certain items in previous years have been reclassified to conform to the current year presentation.

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

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

Taxes on income - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable Statements of Financial Accounting Standards regarding Accounting for Income Taxes.  These standards require the use of the asset/liability method of accounting for income taxes.  Deferred income tax expenses and benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 1 - Organization and summary of significant accounting policies (cont’d):

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include stock options described in Note 6, below, as the calculation would have been antidilutive.

Note 2 – Future operations:

At July 31, 2008, we were not currently engaged in an operating business and expect to incur development stage operating losses until we commence operations and implement our business plan.  At the year ended July 31, 2008, our current officers performed management services valued at $96,000 ($40,000 – 2007).  To date $29,941 has been paid and $106,059, which remains outstanding, has been included in “Management fees payable to related parties” on the accompanying balance sheet.  During the year ended July 31, 2006, $10,000 was recorded as contributed capital for the value of management services contributed by the officers and directors for which no payment was made or shares were issued.  We do not presently have sufficient capital to implement our business plan which calls for $300,000 in operating expenses during the forthcoming twelve (12) months.  This does not take into consideration our plans to pursue operations of our proposed solar parks.  We believe we will require a minimum of $45,000,000 to pursue those short term opportunities.  To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during this period while the plans are implemented. At July 31, 2008, we had suffered losses from development stage activities to date approximating $1,200,000, and had negative stockholders’ equity of approximately $541,000, all of which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Commitments:

In 2004, we engaged a financial consulting firm to assist us in filing a registration statement with the U.S. Securities and Exchange Commission to allow us to offer stock for sale to the public in order to assist the Company with financing our originally contemplated business plan.  Our financial consultant agreed to perform the services necessary to file a Form F-1 with the SEC, and to file with NASD to obtain an over-the-counter bulletin board listing, for a fixed fee of $9,000, payable as prescribed milestones were met.  Additional compensation of $3,000 and 25,000 shares of common stock were paid upon the consultant’s successful efforts in placing us with a market maker.  The Form F-1 became effective August 17, 2005, and the OTCBB listing became effective on November 13, 2006.

These and other related costs were deferred until the stock offering was completed, at which time they were charged against the proceeds of the stock offering.  This charge was recorded during the year ended July 31, 2007, and is reflected in the accompanying statements of stockholders equity (deficit).

On October 22, 2007, the Company entered into an investor relations agreement with an unrelated party for a period of one year for consideration of €3,000 per month and has granted 100,000 share purchase options exercisable at $2.25 per share until May 25, 2011.  The contract expired subsequent to the year ended July 31, 2008 and was not renewed.  The options remain outstanding. See Note 6 below.

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 4 – Taxes on Income:
We follow applicable Statements of Financial Accounting Standards regarding Accounting for Income Taxes.  Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. The Company is subject to income taxes in Canada and Greece.

No net provision for Canadian or Greek income taxes have been made in the accompanying statement of operations because no recoverable taxes were paid previously.  Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

For the year ended July 31, 2008, the Company is subject to income taxes in Canada and Greece.  For previous years, we were subject to tax only in Canada.

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31, 2008	July 31, 2007	July 31, 2006
Refundable Canadian income tax attributable to:
Current operations	$205,000	$52,000	$8,000
Nondeductible expenses	-	-	(3,400)
Timing differences, Stock based compensation	(185,000)
Less, Change in valuation allowance	(20,000)	(52,000)	(4,600)
Net refundable amount	$-	$-	$-

The provision for refundable Greek income tax consists of the following:

	Year Ended July 31, 2008	Year Ended July 31, 2007	Year Ended July 31, 2006
Refundable Greek income tax attributable to:
Current operations	$92,500	$-	$-
Nondeductible expenses	-	-	-
Less, Change in valuation allowance	(92,500)	-	-
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of July 31, 2008, 2007 and 2006 are as follows:

	July 31, 2008		July 31, 2007		July 31, 2006
	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece	Canada Expected rate 34%	Greece
Deferred tax asset attributable to:
Net operating loss carryover	$81,000	$92,500	$61,000	$-	$9,200	$-
Less, Valuation allowance	(81,000)	(92,500)	(61,000)	-	(9,200)	-
Net deferred tax asset	$-	$-	$-	$-	$(9,200)	$-

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 4 – Taxes on Income (continued):

At July 31, 2008, the Company has the following estimated operating losses by segment:

	July 31, 2008		July 31, 2007		July 31, 2006
	Canada	Greece	Canada	Greece	Canada	Greece
Operating Loss	$603,104	$370,325	$153,844	Nil	$23,666	Nil

At July 31, 2008, we have approximately $240,000 of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, that expire beginning in 2024.

At July 31, 2008, we have approximately $370,000 of future losses for tax purposes in Greece that do not have an expiration date and which are available to reduce taxable income in future periods.

Note 5 – Issuance of shares and warrants:

As of July 31, 2008, the Company had issued shares of its Class A, voting, no par value common stock as follows:

			Price Per
Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software license*	13,990,000	$0.000000715	$10
07/19/04	Shares issued for cash and software license*	10,000	$0.000000715	-
07/21/04	Shares issued for cash	1,875,000	$0.02	37,500
07/23/04	Shares issued for cash	1,300,000	$0.02	26,000
07/26/04	Shares issued for cash	625,000	$0.02	12,500
07/28/04	Shares issued for cash	200,000	$0.02	4,000
07/31/07	Deferred registration costs charged against proceeds	-	-	(11,213)
07/31/08	Cumulative Totals	18,000,000		$68,797

* Restricted shares issued to officers of the Company were subscribed and issued at July 31, 2004, but not paid.  The subscriptions were fully paid on September 9, 2004.  Pursuant to EITF Abstract 85-1, the issuance of the shares has been recorded at July 31, 2004.  In connection with the issuance of these shares, we also received an exclusive software license for a divorced-parent, child-time-management software concept.  We have determined that the software license had no fair value at the time of issuance.  Moreover, SEC rules dictate that transfers of non-monetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the Company's initial public offering should be recorded at the transferors' historical cost basis determined under generally accepted accounting principles.  Therefore, since the shareholders had no cost basis in the license, capital stock has been credited only in the amount of the cash received.

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

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 5 – Issuance of shares and warrants (continued):

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares had been issued at the date of the financial statements.

Note 6 – Stock options and stock awards

Stock Options and Stock Awards

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 2,700,000 options. The 2007 Plan provides for the granting of restricted stock awards and option s to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $2.25 and have a term not to exceed five years. All options and awards are subject to various vesting schedules.

The following table summarizes information concerning stock options outstanding as of July 31, 2008:

For the year ended
	July 31, 2008		July 31, 2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	—	$—	—	$—
Granted	1,715,000	2.25	—	—
Exercised	—	—	—	—
Expired or cancelled	—	—	—	—
Outstanding at end of year	1,715,000	$2.25	—	$—

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$2.25	100,000	1.5	100,000
$2.25	807,500	3.0	807,500
$2.25	807,500	3.5	807,500
Total	1,715,000	3.15	1,715,000

Restricted stock awards are granted subject to certain restrictions, including in some cases service conditions. The grant-date fair value of restricted stock awards, which has been determined based upon the market value of the Company’s shares on the grant date, is expensed over the vesting period.

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 6 – Stock options and stock awards (continued)

Stock Options and Stock Awards (continued):

The following table summarizes information on the Company’s restricted stock:

	Shares	Weighted Average Grant Date Fair Value

Unvested, at July 31, 2007	-	-
Granted	685,000	$1.80
Vested	-
Forfeited	-
Unvested, end of year	685,000	1.80

The Company recognized stock-based expense of $544,067 in 2008. The following table summarizes information related to stock compensation expense recognized in the income statement:

(In thousands)	2008	2007
General and administrative	$455	$-
Investor relations	89	-
Stock-based compensation expense	$544	$-

Unrecognized compensation expense related to outstanding stock options as of July 31, 2008 was $1,658,355 and is expected to be recognized $1,265,209 and $393,146 in 2009 and 2010, respectively. Unrecognized compensation expense related to outstanding restricted stock awards as of July 31, 2008 was $359,625 and is expected to be recognized $256,875 and $102,750 in 2009 and 2010, respectively.

If not previously exercised or canceled, options outstanding at July 31, 2008 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2011	2.25	2.25	100,000	2.25
Year Ending July 31, 2013	2.25	2.25	1,615,000	2.25
			1,715,000

Valuation Assumptions
The Company uses the Black-Scholes option-pricing model (“Black-Scholes model”) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price and expected dividends.

The expense recognized for options granted under the 2007 Plan is equal to the fair value of stock options as of the grant date. The following table presents the range of the weighted average fair value of options granted to directors and employees and the related assumptions used in the Black-Scholes model for stock option grants made during fiscal years 2008 and 2007:

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 6 – Stock options and stock awards (continued)

Stock Options and Stock Awards (continued):

	Options Granted
	2008	2007
Fair value of options granted	$1.80	-
Assumptions used:
Expected life (years) (a)	1.50 – 3.50	-
Risk free interest rate (b)	2.43% - 2.69%	-
Volatility (c)	120.02%	-
Dividend yield (d)	0.00%	-

a)
Expected life: The expected term of options granted is determined using the “shortcut” method allowed by SAB No.107. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term.

b)	Risk-free interest rate: The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options.

c)
Volatility: The expected volatility of the Company’s common stock is calculated by using the historical daily volatility of the Company’s stock price calculated over a period of time representative of the expected life of the options.

d)	Dividend yield: The dividend yield rate is not considered in the model, as the Company has not established a dividend policy for the stock.

Note 7 – Related party transactions

As at July 31, 2008 the Company owed $299,999 ($40,319 – 2007) including accrued interest, to a director of the Company for funds advanced for operations. On July 31, 2008, the Board of Directors approved a series of promissory notes bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest totaling $6,721 in respect of amounts advanced to the close of the fiscal year.

During the fiscal year ended July 31, 2008, the Company accrued management fees totaling $96,000 ($40,000 – 2007) to two directors of the Company, being Rick Walchuk and Michael Soursos.  During the current year the Company paid a total of $29,941 towards outstanding fees payable to Michael Soursos from the prior and current period.

During the fiscal year ended July 31, 2008, the Company received an advance of $499 from a Company for which a director acts as a consultant.  This advance is not evidenced by a written agreement, does not bear interest, and is due on demand.

During fiscal year ended July 31, 2008 the Company accrued invoices for services totaling $18,181(2007 - $4,879) from a Company for which a director acts as a consultant.  This amount is included in accounts payable – related party.

During the years ended July 31, 2008 and 2007 respectively, we incurred $72,000 and $36,000 in rent under a month to month sublease for office space with Bruca Trading, Limited.  At July 31, 2008 and July 31, 2007, $36,000 was unpaid under the agreement, and is included in Loans From Related Parties on the accompanying balance sheets.  Two directors of the Company also act as consultants to Bruca Trading Ltd.

VIOSOLAR, INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2008, 2007 and 2006

Note 8 – Note payable, long term:

On June 23, 2008, we borrowed €50,000 (US $78,793) from Mr. Christos Grigoriou, a resident of Echalia, Trikala, Greece. The loan is due in full on May 23, 2010, bears interest at 10% per annum, payable at maturity on May 23, 2010, and is unsecured.  At July 31, 2008, the outstanding loan balance was €50,000 (US$77,906), and interest accrued was €833 (US$1,307).

Note 9 - New accounting pronouncements:

The following recent accounting pronouncements:

FASB Statements
•	Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,
•	Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
•	Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
•	Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4,
•	Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67,
•	Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,
•	Number 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,
•	Number 155, Accounting for Certain Hybrid Financial Statements – an amendment of FASB Statements No. 133 and 140,
•	Number 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140,

       and FASB Interpretations
•
Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,

•	Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,
•	Number 47, Accounting for Conditional Asset Retirement Obligations,
•	Number 48, Accounting for Uncertainty in Income Taxes,

are not currently expected to have a material effect on our financial Statements.

ITEM 19.                      EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with VioSolar, Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with VioSolar, Inc.’s Form 6-K filed on July 16, 2007
3.3	Bylaws	Incorporated by reference to the Exhibits filed with VioSolar, Inc.’s Form F-1 filed on October 14, 2004
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Filed herewith
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with VioSolar, Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Financial Officer	Filed herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer	Filed herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Financial Officer	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR, INC.

Per:  /s/ Rick Walchuk

Rick Walchuk
President, Chief Executive Officer, and Director
(Principal Executive Officer)

Dated: February 12, 2009