Form 20-F
period 2009-07-31
VIOSOLAR INC.
filed 2010-03-17
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

000-51747
Commission File Number

VIOSOLAR INC.
(Exact name of registrant as specified in its charter)

n/a
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive offices)

Jacqueline Danforth 1530 – 9th Avenue SE, Calgary, AB T2G 0T7 Tel: (403) 693-8004 Fax: (403) 272-3620
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Exchange Act:
Title of each class	Name of each exchange on which registered
n/a	n/a

Securities registered pursuant to Section 12(g) of the Exchange Act:
Title of class
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
Title of class
n/a

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the close of the period covered by the annual report.

22,000,000 common shares outstanding as of July 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	[ ]	No	[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	[ ]	No	[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	Other	[ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board			[ ]

If  “Other”  has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	[ ]	Item 18	[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	[ ]	No	[X]

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST 5 YEARS:

Indicate by check mark whether the issuer has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	[ ]	No	[ ]

i

PART I

Cautionary Notice Regarding Forward-Looking Statements

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

As used in this annual report, the terms "we", "us", "our" and the “Company” mean Viosolar Inc., unless otherwise indicated.

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports.

ITEM 3.      KEY INFORMATION

A. Selected Financial Data

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of Viosolar Inc. for the fiscal years ended July 31, 2009, 2008 and 2007 have been audited by ABBM Group, Ltd LLP.  ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), the auditors of the Company since inception.  The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2009, 2008, 2007, 2006 and 2005.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31, (US$)
	2009	2008	2007	2006	2005
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from Operations	(2,374,694)	(964,829)	(154,552)	(24,649)	(13,151)
Net Income (loss)	(2,394,047)	(973,429)	(153,844)	(23,666)	(12,966)
Net Income (loss) from Operations per share	(0.13)	(0.05)	(0.01)	(0.00)	(0.00)

As at July 31, (US$, except number of common shares issued and outstanding)
	2009	2008	2007	2006	2005
Total Assets	1,770,442	3,462	11,218	52,836	67,394
Total Stockholders' Equity (Deficit)	(375,690)	(540,552)	(112,221)	52,836	66,502
Attributable to Viosolar Shareholders	(445,393)	(540,552)	(112,221)	52,836	66,502
Attributable to Subsidiary Minority Interest	69,703	-	-	-	-
Capital Stock	437,637	68,797	68,797	80,010	80,010
Number of Common Shares	22,000,000	18,000,000	18,000,000	18,000,000	18,000,000

Exchange Rates

Certain of the transactions undertaken by the Company for fiscal years 2009, 2008, and 2007 were in Euros and certain of the transactions for fiscal years 2006 and 2005 were in Canadian dollars (“CDN”).  Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank.  These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate.  These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro.

The nominal rate for a Canadian dollar as of February 26, 2010 was US$0.9500, and the nominal rate in Euros as of February 26, 2010 was US$1.357

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

	February 2010	January 2010	December 2009	November 2009	October 2009	September 2009
High for period ($CDN)	0.9597	0.9755	0.9611	0.9560	0.9716	0. 9422
Low for period ($CDN)	0.9316	0.9384	0.9334	0.9282	0.9221	0. 9038
High for period (Euros)	1.3984	1.4563	1.5120	1.5083	1.5020	1.4783
Low for period (Euros)	1.3489	1.3966	1.4276	1.4658	1.4537	1.4220

The average noon nominal rate for each of the five years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	July 31,
	2009	2008	2007	2006	2005
$CDN Average for period	0.8505	0.9959	0.9749	0.8707	0.8090
Euros Average for period	1.3585	1.5007	1.3190	1.2227	1.2755

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

Risks Relating to Our Financial Condition and Business

We are a development stage company, subject to all the risks of a new business, which may include failure and the loss of your investment.

Our Company has a limited operating history.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  We are an international renewable energy source company.  Our Company is based in Athens, Greece. Viosolar’s planned operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in suitable locations in South and South East European Union Countries.  We are in the process of attempting to secure licenses for these solar parks through in-house applications and land leases/acquisitions, purchasing of existing licenses or companies holding such licenses, or joint ventures with existing license holders. Our initial objective is to build and operate photovoltaic parks of up to 20MW total installed capacity, commencing in Greece.  In addition to Greece, our target markets are Bulgaria, Romania, Kosovo, Cyprus, Italy, Spain, Portugal, and France.   Our Company also continues to assess the viability of other alternative energy projects to complement our green energy mandate. During the fiscal year ended July 31, 2009, we acquired an 85% interest in a Greek company that is involved in the operations of solar parks, holds licenses for further development of solar parks and consults to other potential licensees for solar parks in Greece.    As the interest was acquired during the month of July, 2009 and requires ongoing financing, we have not been in operations for any sufficient period to determine the ongoing viability and value of the project.

Since we have not yet generated any significant revenue, and may never do so, investors take the risk that our new business may never be able to make a profit or take a very long time to do so.

These risks include, but are not limited to:  (a) the risk that we may have insufficient funds to effectively execute our business plan, in which case our Company would likely fail and investors would lose all of their investment; (b) the risk that our Company secures an insufficient number of leased properties for our solar energy modules and that insufficient revenues are generated to ever make our Company profitable, in which case, our Company would likely fail and investors would lose all of their investment; (c) the risk that our management proves ineffective at marketing solar energy, in which case, our Company would likely fail and investors would lose all of their investment; and (d) the risk that our management does not effectively manage cash flows and that our Company goes out of business as a result, in which case, our Company would likely fail and investors would lose all of their investments.

We have limited contracts as a solar energy provider and have recorded minimal sales activities for the provision of solar energy; we expect that obtaining significant contracts for the provision of solar energy will not occur for some time.

On July 23, 2009, we acquired Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, and with such acquisition we have minimal historical sales of solar energy and certain contracts for such sales.  Two other photovoltaic solar parks are under construction, and six are pending government approval.  Because of the nature of the projects in which such energy may be provided, we expect that the sales cycle will be quite long; therefore, we believe that it will be at least 18 months from the date of the acquisition before we record any substantial solar energy sales.  As a result, we expect that it will be some time before we can determine whether our expectations relating to the provision of solar energy and their target markets are justified.  Also, as a result, we will be required to invest substantial resources in pursuing these markets and completing construction of existing and planned parks, in advance of any significant revenue stream that may result from such investments.  An unanticipated or longer than expected delay revenue ramp-up could put a strain on our capital resources and require us to seek additional capital.

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

We plan to operate and further develop solar energy parks.  Purchasing and leasing land, acquisition of licenses, construction, management, operations and testing of solar energy parks, which have not yet been built, will require a substantial investment of capital, currently estimated by us to be approximately $40 million Euros (approximately USD$54 million as at February 2010), which we intend to fund with the net proceeds from debt or equity offerings, or other funding avenues that our Company may deem acceptable.  The successful completion and operation of solar energy parks will require substantial engineering resources and will be subject to significant risks, including risks of cost overruns and delays, and the possibility that the solar energy parks may never be completed or operational.  We may never be able to operate our solar energy parks in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of equipment to build the solar energy parks or hire and train the additional employees and management needed to operate the solar energy parks.  We also may face insurmountable challenges or incur unforeseen expense as when we try to achieve performance results from our planned solar energy parks.  Failure to meet our development objectives could materially and adversely affect our business, results of operations and financial condition.

Our future success depends on retaining our existing management and hiring and assimilating new key employees and our inability to attract or retain key personnel would materially harm our business and results of operations.

Our success depends on the continuing efforts and abilities of our current officers and directors.  Our success also will depend, in part, on our ability to attract and retain additional highly skilled employees, including management, technical and sales personnel, both at our Company and E.P.E. The loss of services of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business.

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

As of the date of this annual report, our Company has received minimal revenues from its proposed business and significant revenues are not expected in the next 12 months or longer.  On a going-forward basis and until we either generate significant revenues or conduct some sort of financing, we expect our operating expenses to average approximately USD$25,000 per month. We do not presently have sufficient funds to be able to fund our operating costs.  We have to date relied predominantly on loans from related parties to fund operations.  We will be required to continue to raise funds for operations either by way of loans or by equity financings.  We have no certainty of raising any such funds and our Company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2009, we have incurred aggregate net losses of $3,560,200.  We also incurred a loss from operations for each of the years ended July 31, 2009 through 2004.  There is no assurance that we will operate profitably or will generate positive cash flow in the future.  In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn significant revenues upon the successful implementation of our business plan, we expect to continue to incur development costs and operating costs.  Consequently, we expect to incur operating losses and negative cash flow until our solar energy production is of sufficient quantity to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner.  These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2009, financial statements.  Our audited financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Other companies are already engaged in our proposed business of solar parks and we expect that more companies may enter this market in the future, which may make it difficult for us to compete or survive.

We intend to further develop and construct solar energy parks in the immediate future in Greece.  It is reasonable to expect that most of our competitors may be better capitalized and perhaps better established and connected in the industries we may seek to market in and regulatory circles which may be involved in the ultimate sales process.  As a result, it may be very difficult for our Company to compete and make a profit in our proposed business.

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

Since our management has limited knowledge as to how to market solar energy, and it does not know how to acquire such knowledge, it is possible that we may never acquire such knowledge with the result being that no profits are generated from the sale of solar energy.

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

ITEM 4.      INFORMATION ON THE COMPANY

A. History and Development of the Company

Viosolar Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.  Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece.  Our telephone contact is +30 210 983 1450.  Our email contact is info@Viosolar.com.  Our website is www.Viosolar.com.

Our registered agent in the Province of Alberta, Canada is International Securities Group, Inc., of 1530 – 9th Ave SE, Calgary, Alberta, Canada T2G 0T7.

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

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares acquired. Upon the acquisition of E.P.E.by Viosolar, the Company reserved an aggregate of 4,000,000 shares of the common stock of Viosolar, which were subsequently issued on August 25, 2009. E.P.E. currently has one photovoltaic solar park of 100kw in operation, and also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1MV. E.P.E. has made applications for various clients representing over 10MW of potential production. As a result of the acquisition, Viosolar is expected to enter into the photovoltaic marketplace in Greece.

The aggregate fair value of the stock consideration in respect of the acquisition was $368,840, based on 85% of the independent appraisal of $433,929 (see Note 3 of the Financial Statements for additional details on the valuation method). This acquisition opens the door for Viosolar into the photovoltaic marketplace in Greece.   As a result, Energeiaki E.P.E is an 85% owned subsidiary of the Company.

Our current principal capital expenditures include the costs completing the construction of the two photovoltaic parks (“PV Park”) presently under construction by EPE, as well costs associated with the furthering of the other six applications pending with the Greek government by EPE.  All these capital expenditures are focused in Greece, and to date have been funded by loans from related parties, together with short-term notes and long-term notes through EPE. Additional funds for future capital expenditures are anticipated to be raised in part through the selling of the stock of the Company or other similar methods of finance.

B.  Business Overview

Nature of Operations and Principal Activities

In March 2007, there was a change of control in our Company and the new management determined not to pursue this business and to pursue the development of solar parks in the European Union and particularly in Greece.  The new company structure was established, and a base of operations was established in Greece together with the initial implementation of our business plan.

Viosolar, as an alternative energy company, with activities in the Solar Energy sector has a business plan that includes the construction, management and operation of solar parks in Greece and throughout other South and South Eastern European Union countries. Viosolar Inc. intends to take advantage of the numerous incentives in this sector offered by various European countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

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

In fiscal year 2008, in support of the further execution of the Viosolar business plan, certain activities were undertaken.   We executed two Options to Purchase Land Agreements with the option to purchase the lands within 6 months, and we executed five Options to Lease Land Agreements.  These agreements expired unexercised during the fiscal year ended July 31, 2008.

Through to the fiscal year ending in July 2009, several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated. For viable opportunities, confidentiality and other preliminary agreements were entered into during and subsequent to the fiscal year.

To that end, on July 23, 2009, the acquisition of 85% of Energeiaki E.P.E., an operating photovoltaic solar company based in Tripoli, Greece, was completed. The company currently has one photovoltaic solar park of 100kw in operation. Energeiaki also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1 MW. Energeiaki has also made applications for various clients representing over 10MW of potential production.

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

Principal Markets

We intend to develop solar energy parks with PV arrays for the production of electricity in suitable, locations in Greece and throughout other South and South Eastern European Union countries, particularly Bulgaria, Kosovo, Romania, Cyprus, Italy, Spain, Portugal, and France. We will take full advantage, wherever possible, of incentives in the solar energy sector offered by various European Union countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Seasonality of our Business

In Greece the average sunlight per year is about 1450 hours.  Because of the close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter.  Seasonality is not considered by management to be issue for our business, as one key evaluation point for determining the economic viability of a given PV project is the total sunlight hours, and we are only seeking out projects in locations which meet these basic criteria.

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

Competitive Position

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

C.  Organizational Structure

On July 23, 2009, we acquired 85% of the total issued and outstanding shares of Energeiaki E.P.E. of Tripoli, Greece, an operating photovoltaic solar company in Greece, by the issuance of 4,000,000 shares of our common stock.

D.  Property, Plants and Equipment

On September 15, 2008, the Company entered into a two (2) year lease for office space in a property located in Athens, Greece. The lease called for monthly rent in the amount of $3,365 (€2,540) plus applicable taxes and was to expire September 14, 2010. During the fiscal year 2009, the company paid total $27,983 (€20,320) plus applicable taxes and utilities. The lease was terminated on April 14, 2009.  On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,383 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. During the fiscal year 2009, the company paid total $4,150 (€3,000) plus applicable taxes and utilities.

EPE, as part of its portfolio of land for solar park development projects, together with equipment acquired for the first operating plant and plants under construction, has land assets valued at $39,648 and equipment and & leasehold improvements valued at a net of $528,738.

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

Overview

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations.  Our average operating costs are expected to be approximately $25,000 per month and are not expected to exceed this level within the next 12 months, subject to additional operating costs that ensue as a result of the EPE acquisition.  At this time we cannot be assured of any business opportunities being concluded as we do not have sufficient capital to progress our business plan.  To date, we have been funding our Company primarily by way of related party loans.  There can be no assurance that we will be able to continue to do so or that we will be able to find other means of financing for operations.

These general operating costs include:

MONTHLY EXPENSES
Office	$3,500
Management Fees	8,000
Travel & Entertainment	4,200
Legal	1,100
Accounting	1,100
Consulting	1,000
Miscellaneous	6,100
TOTAL MONTHLY EXPENSES	$25,000

Milestones

We intend to build a portfolio of land opportunities and acquisitions required for the permitting process to establish solar parks in Greece.

We will actively pursue license holders, permit holders and solar park operators with the view of purchasing available licenses, permits and solar parks in Greece, as part of our EPE acquisition.  We will also entertain additional joint ventures with license holders and solar park operators.  The corporate goal is to have 20MW applied for, granted, in the pipeline and/or purchased in the fiscal year ending 2010.

The Company will also continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop. We anticipate a funding requirement in the US$54,000,000 range in order to fund our medium term goals, that being the initial 20MW production level.  We will require a minimum of $300,000 just to meet operational overhead for the next twelve months without taking into account any funds available for pursuing our business plan.

Aside from operational overhead, the Company will look to construct up to 9 additional parks on existing lands and under the terms of both existing and pending licenses with anticipated total output upon project completion of up to 1.1 MW.   In order to complete these plans the Company will be required to raise approximately $4.8M of which the Company expects to receive credits back from the Greek government totalling $2.2M.

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

There have been revenues totaling $13,041 from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2009.  These revenues occurred in the fiscal year ending July 31, 2009, and were a result of the EDE acquisition, and came from the first operating solar park, selling generated electricity under contact to the Greek government utility company.  Viosolar realized net losses for the 12-month period ended July 31, 2009, of $2,394,694 as compared to net losses of $973,429 for the 12-month period ended July 31, 2008 and net losses of $153,844 for the 12-month period ended July 31, 2007.  In 2009 compared to 2008, the increase in the loss from operations was almost entirely attributable to an increase of stock compensations expenses from $544,067 to $2,105,782.  The loss was offset somewhat due to a decrease in professional fees in 2009 compared to 2008, from $106,686 to $55,134, a decrease in rent and utilities from $79,606 to $44,960, and a decrease in investor relations from $56,841 to $662.  The decreases were a result of management’s efforts to reduce expenses, and the ending of an investor relations contract.

Viosolar had total assets of $1,770,442 at July 31, 2009, as compared $3,462 at July 31, 2008 and $11,218 on July 31, 2007.  The substantial increase in assets was a result of the EDE acquisition, notably in regards to net property and equipment and net intangible assets, which increased from prior periods of $0 to $601,801 and $908,038 respectively.  Prepaid expenses increased year over year from $3,390 to $166,137, and net accounts receivable from $0 to $58,862, again as a result of the integration of EBE’s current assets.  Cash balance was $34,496 on July 31, 2009, compared to $172 in the prior year, and $11,218 in the year ending July 31, 2007.

Viosolar had total current liabilities of $1,310,437 as at July 31, 2009, compared to $466,108 at July 31, 2008 and $123,439 at July 31, 2007.  The increase at the parent company level is due primarily to an increase in the management fees payable to related parties, and loans from related parties, year over year.  Other increases are due to the EDE acquisition, whereby short-term notes of $363,379, customer deposits of $66,284 and current portion of long terms notes of $111,082 did not exist in prior years.  Additional, non-current liabilities increased from $77,906 in 2008, to $835,695 in 2009, primarily due to long term notes payables at the EDE operational level.

B.  Liquidity and Capital Resources

At July 31, 2009, Viosolar had a working capital deficit of $1,049,834, compared to a working capital deficit of $462,646, as of July 31, 2008 and a working capital deficit of $112,221 at July 31, 2007. In the three years prior to the EDE acquisition, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations. With the acquisition, the balance sheet also incorporates certain short and long term bank lending facilities, totaling $1,080,262.  We do not expect to expend more than $300,000 on general overhead over the twelve -month period beginning August 1, 2009. However, additional debt servicing and repayment in the forthcoming fiscal year will increase the amount of funds required, including a loan maturing on May 23, 2010, estimated to be $85,000 and current portions of long term bank debt, totaling $111,082.  There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.

In order to continue developing the solar park licenses in EDE, the Company will look to construct up to 9 additional parks on existing lands and under the terms of both existing and pending licenses with anticipated total output upon project completion of up to 1.1 MW.   In order to complete these plans the Company will be required to raise approximately $4.8M of which the Company expects to receive credits back from the Greek government totalling $2.2M.  The Company will also continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop. We anticipate a funding requirement in the US$54,000,000 range in order to fund our medium term goals, that being the initial 20MW production level.

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

F.  Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	$1,026,453	$111,082	$222,164	$222,164	$471,043
Capital (Finance) Lease Obligations (2)	23,290	6,240	12,480	5,200	-
Operating Lease Obligations (3)	72,607	17,218	39,606	15,783	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet
Total	$1,122,350	$134,540	$274,270	$243,147	$471,043
(1)	Ten-year term, bearing interest at Euribor Rate plus 2%, with quarterly payments on interest and principal.
(2)	On June 02, 2008, E.P.E entered into a sixty (60) month car lease agreement. The lease called for monthly lease fee in the amount of $520 (€370) including tax.
(3)
On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,383 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013.

G.  Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward-looking statement as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date hereof:

Name	Age	Position	Date Elected
Rick Walchuk Suite 6, 8 Metamorfoseos Street 17466 Alimos, Athens, Greece	53	President, Chief Executive Officer, Director	March 14, 2007
Michael Soursos 13 Theotoki 17455 Alimos, Athens, Greece	45	Secretary/Treasurer, Director	March 14, 2007
Jacqueline Danforth 79 Heritage Cove Calgary, Alberta, Canada T0L 0X0	37	Chief Financial Officer, Director	March 14, 2007
David Little 208 Whispering Woods Terrace Calgary, Alberta, Canada T3Z 3C8	59	Director	April 27, 2007
Mr. Jonathan Bradley 25 Woodstock Avenue Redland, Bristol, UK 8S6 6EW	58	Director	March 7, 2008

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

B. Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year.  With the exception of those noted below, no executive officer of Viosolar Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

Name	Fees Earned or Paid in Cash ($)		Stock Options ($)		Option Stock Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Rick Walchuk President & Director	60,000	(1)	510,446	(2)	450,000	(3)	-0-	-0-	-0-	1,020,446
Jacqueline Danforth Director and CFO	-0-		59,707	(4)	52,000	(5)	-0-	-0-	-0-	111,707
David Little Director	-0-		306,268	(6)	-0-		-0-	-0-	-0-	306,268
Michael Soursos Director and Secretary	36,000	(7)	510,446	(8)	450,000	(9)	-0-	-0-	-0-	1,116,467
Jonathan Bradley Director	-0-		102,089	(10)	180,000	(11)	-0-	-0-	-0-	282,089
(1)	These amounts were accrued and remain outstanding in the amount of $120,000 as at the date of this report.

(2)
500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan be re-priced at $0.40 per share.  The Company recognized stock-based expenses of $117,045 and $358,179 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2009 was $35,222 and is expected to be recognized in 2010.

(3)
250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010. The Company recognized stock-based expenses of $28,125 and $318,750 in 2008 and 2009, respectively. Unrecognized compensation expense was $103,125 and is expected to be recognized of in 2010.

(4)
50,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 25,000 vesting May 26, 2009 and 25,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share. The Company recognized stock-based expenses of $11,704 and $35,818 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $3,522 and is expected to be recognized in 2010. International Corporate Support Services Ltd., of which Jacqueline Danforth is an officer and minority shareholder, received 50,000 five year stock options granted May 26, 2009 exercisable at $0.40 with 25,000 vested immediately and 25,000 vesting May 26, 2010. The Company recognized stock-based expenses of $4,966 in 2009. Unrecognized compensation expense related to outstanding stock options of July 31, 2009 was $3,697 and is expected to be recognized in 2010.

(5)
20,000 shares awarded May 26, 2008, with 10,000 vesting May 26, 2009 and 10,000 vesting May 26, 2010. The Company recognized stock-based expenses of $2,250 and $25,500 in 2008 and 2009, respectively. Unrecognized compensation expense was $ 8,250 and is expected to be recognized in 2010. International Corporate Support Services Ltd., of which Jacqueline Danforth is an officer and minority shareholder, received 80,000 shares awarded May 26, 2009, with 40,000 vested immediately and 40,000 vesting May 26, 2010. The Company recognized stock-based expenses of $9,447 in 2009. Unrecognized compensation expense was $6,553 and is expected to be recognized of in 2010.

(6)
300,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 150,000 vesting May 26, 2009 and 150,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share. The Company recognized stock-based expenses of $70,227 and $214,908 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $21,133 and is expected to be recognized in 2010.

(7)	Of this amount a total of $57,059 remained unpaid as of July 31, 2009.
(8)
500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share.  The Company recognized stock-based expenses of $117,045 and $358,179 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $35,222 and is expected to be recognized in 2010.

(9)
250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010. The Company recognized stock-based expenses of $28,125 and $318,750 in 2008 and 2009, respectively. Unrecognized compensation expense was $103,125 and is expected to be recognized of in 2010.

(10)
 100,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share. The Company recognized stock-based expenses of $23,409 and $71,636 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $7,044 and is expected to be recognized in 2010.

(11)
 100,000 shares awarded May 26, 2008, with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. The Company recognized stock-based expenses of $11,250 and $127,500 in 2008 and 2009, respectively. Unrecognized compensation expense was $41,250 and is expected to be recognized of in 2010.

We have not paid any other compensation to any other members of its management, administrative or supervisory bodies.

No directors receive any form of compensation in their capacity as directors of Viosolar Inc. beyond that identified above in the form of fees, stock awards or stock options.

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

E.  Share Ownership

The following table sets forth information, as of February 26, 2010, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group.

Title of Class of Stock	Beneficial Owner	Number of Shares Held		Percentage of Class (1)
Class A Common	Rick Walchuk	5,795,400	(2)	25.95%
Class A Common	Jacqueline Danforth	10,000	(3), (4)	0.04%
Class A Common	David Little	200,000	(5)	0.99%
Class A Common	Michael Soursos	677,500	(6)	3.0%
Class A Common	Jonathan Bradley	50,000	(7)	0.2%
(1)  Based on 22,332,500 shares of common stock outstanding.
(2) Mr. Walchuk has also been granted 500,000 five year stock options on May 26, 2008 originally exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 250,000 vested May 26, 2009 and 250,000 vesting May 26, 2010.  A further 250,000 share stock award was granted  on May 26, 2008, with 125,000 vested May 26, 2009 (included in Mr. Walchuk’s ownership) and 125,000 vesting May 26, 2010.
(3) Ms. Danforth has been granted 50,000 five year stock options on May 26, 2008 originally exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 25,000 vested May 26, 2009 and 25,000 vesting May 26, 2010.  A further 20,000 share stock award was granted on May 26, 2008, with 10,000 vested May 26, 2009 (included in Ms. Danforth’s ownership) and 10,000 vesting May 26, 2010.
(4) International Corporate Support Services Ltd. has been granted 50,000 five year stock options on May 26, 2009 exercisable at $0.40, with 25,000 vested immediately on grant, and 25,000 vesting May 26, 2010.  A further 80,000 share stock award was granted on May 26, 2009, with 40,000 vesting immediately on grant, and 40,000 vesting May 26, 2010. As of the date of this report, the 40,000 stock award that vested on May 26, 2009, had not been issued by the Company, but was expensed in the fiscal year, and is disclosed as part of the ownership. Ms. Danforth is a director, officer and minority shareholder of International Corporate Support Services Ltd.
(5) Mr. Little has also been granted 300,000 five year stock options on May 26, 2008 originally exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 150,000 vested May 26, 2009 and 150,000 vesting May 26, 2010.
(6) Mr. Soursos has also been granted 500,000 five year stock options on May 26, 2008 exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 250,000 vested May 26, 2009 and 250,000 vesting May 26, 2010. A further 250,000 share stock award was granted on May 26, 2008, with 125,000 vested May 26, 2009 (included in Mr. Soursos’s ownership) and 125,000 vesting May 26, 2010.
(7) Mr. Bradley has been granted 100,000 five year stock options on May 26, 2008 exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 50,000 vested May 26, 2009 and 50,000 vesting May 26, 2010. A further 100,000 share stock award was granted on May 26, 2008, with 50,000 vested May 26, 2009 (included in Mr. Bradley’s ownership) and 50,000 vesting May 26, 2010.

Stock Option Plans

In the fiscal year ending July 31, 2007, (the “2007 Plan”) the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options.

Subsequent to the fiscal year ending July 31, 2009, the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options at a price to be determined by the Board of Directors.

During the year ended July 31, 2008, the Company granted 1,715,000 non-qualified stock options and 685,000 stock awards under the Company’s 2007 Stock Option and Stock Award Plan for a total of 2,400,000 shares of Class A common stock.  Of these, 1,450,000 non-qualified stock options and 620,000 stock awards were issued to directors and management, and the remainder to consultants to the Corporation. During the current fiscal year ended July 31, 2009, a total of 150,000 non-qualified stock options and 10,000 non-vested stock awards issued to consultants under the 2007 Stock Option Plan were cancelled pursuant to the respective stock option agreements.

Additionally, the Board of Directors determined that pursuant to the regulations for amendments to pricing, the Board of Directors authorized that all remaining options granted pursuant to the 2007 Stock Option Plan be re-priced at $ 0.40 per share based on the then last trade of the Company at $0.20 per share and the illiquid market for the shares of the Corporation at the time.

The Board of Directors also authorized the grant of 450,000 additional non-qualified stock options at an exercise price of $0.40 per share and 80,000 stock awards to consultants of the Corporation. Together with the cancellations noted above, as at February 26, 2010, a total of 2,700,000 shares of Class A common stock had been granted under the 2007 Stock Option Plan, and 70,000 stock options have been granted under the 2009 Stock Option Plan.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information, as of January 22, 2010, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	Rick Walchuk	5,795,400	25.95%
(1)  Based on 22,332,500 shares of common stock outstanding.

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

We have a total of 3 record holders known to the Company, holding a total of 101,000 Class A common shares in the United States.

There are no arrangements known to us that could at a subsequent date result in a change of control of our Company.

B.  Related Party Transactions

During the most recently completed fiscal year ended July 31, 2009 and to the date of this report where practicable, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Viosolar had, or is to have a direct or indirect material interest, are as follows:

On November 26, 2008, Neranion Holdings Ltd. sold 5,000,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares to Rick Walchuk, a director and officer of the Company.

As at July 31, 2009 the Company owed $487,522 including accrued interest, to a director of the Company for funds advanced for operations. On July 31, 2008, the Board of Directors approved a series of promissory notes bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest totaling $25,352 in respect of amounts advanced to the close of the fiscal year.

During the fiscal year ended July 31, 2009, the Company accrued management fees totaling $96,000 to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company paid a total of $29,941 towards outstanding fees payable to Michael Soursos from the prior period.

During fiscal year ended July 31, 2009 the Company accrued invoices for services totaling $13,554 from a Company for which a director acts as a consultant.  This amount is included in accounts payable – related party.

During the years ended July 31, 2008 and 2007 respectively, we incurred $72,000 and $36,000 in rent under a month to month sublease for office space with Bruca Trading, Limited.  Two directors of the Company also act as consultants to Bruca Trading Ltd. The lease agreement was terminated on September 15, 2008. At July 31, 2009, $36,000 was unpaid under the agreement, and is included in Loans from Related Parties on the accompanying balance sheets.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.  Consolidated Statements, and Other Financial Information

The required audited financial statements for the fiscal year ended July 31, 2008 are provided at the end of this annual report starting on Page F-1.

B.  Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2009.

ITEM 9.      THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "VIOSF", and as at February 18 2010, to the date of the filing of this report, “VIOSE”.  Our Class A common stock was initially quoted on January 3, 2006.  We also trade on the Frankfurt exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.
We have no other classes of stock quoted on any markets.

There were no trades of our Class A common stock during fiscal 2006.

Following are the annual high and low market closing bid prices for our common stock presented for the three most recent fiscal years.  There was no trading in our Class A common stock in the prior fiscal years.

Period	High	Low
Fiscal Year 2007 (Aug 06 – Jul 07)	$2.75	$0.10
Fiscal Year 2008 (Aug 07 – Jul 08)	$2.65	$1.25
Fiscal Year 2009 (Aug 08 – Jul 09)	$1.30	$0.15

Following are the high and low market prices for our common stock presented for each full financial quarter for the two most recent fiscal years and subsequent periods.

Period	High	Low
August 1, 2007 to October 31, 2007	$2.60	$1.95
November 1, 2007 to January 31, 2008	$2.50	$1.70
February 1, 2008 to April 30, 2008	$2.45	$1.30
May 1, 2008 to July 31, 2008	$1.95	$1.01
August 1, 2008 to October 31, 2008	$1.30	$0.51
November 1, 2008 to January 31, 2009	$0.75	$0.25
February 1, 2009 to April 30, 2009	$0.40	$0.10
May 1, 2009 to July 31, 2009	$0.40	$0.16
August 1, 2009 to October 31, 2009	$0.65	$0.35
November 1, 2009 to January 31, 2010	$0.55	$0.15

Following are the high and low closing bid prices for each of the most recent full six months.

Month	High	Low
September 2009	$0.65	$0.35
October, 2009	$0.65	$0.35
November 2009	$0.55	$0.15
December 2009	$0.31	$0.25
January 2010	$0.45	$0.25
February 2010	$0.29	$0.22

ITEM 10.     ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B.  Memorandum and Articles of Association

Incorporated by reference in Form F-1/A filed on August 9, 2005.

C. Material Contracts

EPE has power purchase agreement (“PPA”) with the Hellenic Transmission System Operator (“HTSO”), in regards to the Ksidi solar park, whereby the HTSO will purchase all produced power over a 20 year period, commenced September 1 2008. The PPA has a 10 year duration, with a unilateral option by the Company to extend for a further 10 years.  The feed-in tariff rate commences at 0.45E/KWh ($0.60), with estimated rate increases of 25% of the prior years’ CPI, according to provisions under L.3734/2009 art. 27A.  The Company also has PPAs with the HTSO for their Ampeli – Ksidi and Mpekiraga parks, though these are not expected to commence operations until September 2010, under similar terms to the Ksidi park.

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

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada - United States Tax Convention (1980), as amended (the "Treaty").  This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form.  However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statements by Experts

Not applicable.

H.  Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece.

I.  Subsidiary Information

As disclosed in the notes to our Financial Statements.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being July 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our Company’s management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2009, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2009.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of July 31, 2008, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed ABBM Group, Ltd LLP.   as our principal accountant to audit our financial statements for the fiscal year ended July 31, 2009, 2008 and 2007.  ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), the auditors of the Company since inception.  The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

Audit Fees

We incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $10,596 during the fiscal year ended July 31, 2009 and $8,270 during the fiscal year ended July 31, 2008.

Audit Related Fees

The fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2009 and 2008, were Nil.

Tax Fees

For the fiscal years ended July 31, 2009, and 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP were Nil.

All Other Fees

For the fiscal years ended July 31, 2009, and 2008, the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were Nil.

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

Our accountants since inception have been ABBM Group, Ltd. LLP. ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), the auditors of the Company since inception.  The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.  We do not consider this to be a change in our certifying accountant as it was a successor to our prior audit firm; however, we have included the information here for informational purposes only.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.            FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2009, 2008, and 2007are provided herein starting on page F-1.

VIOSOLAR INC.
(a development stage enterprise)
FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2009, 2008 and 2007
REPORTED IN UNITED STATES DOLLARS

ABBM Group, Ltd LLP
Certified Public Accountants

19 Briar Hollow Lane, Suite 263
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
of Viosolar Inc.

We have audited the accompanying consolidated balance sheets of Viosolar Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2009, 2008, and 2007, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the each of the three years in the period ended July 31, 2009, and for the period from inception, July 19, 2004, through July 31, 2009. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viosolar Inc. (a development stage enterprise) as of July 31, 2009, 2008, and 2007, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended July 31, 2009, and for the period from inception, July 19, 2004, through July 31, 2009, in conformity with U.S. generally accepted accounting principles.

[Missing Graphic Reference]
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is engaged in the development stage of a business and has suffered losses from development stage activities to date approximating $3,600,000, and has negative stockholders’ equity of approximately $400,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ABBM Group, Ltd LLP
(Incorporating the practice formerly conducted by
Bateman & Co., Inc., P.C.)
Houston, Texas
March 15, 2010

International Associate
UK 200 GROUP
Affiliated Offices in Principal Cities Around The World

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Balance Sheets

	July 31,	July 31,	July 31,
	2009	2008	2007
ASSETS
Current assets:
Cash	$34,496	$172	$11,218
Accounts receivable, net of unearned income totaling $78,669	58,862	-	-
Prepaid expenses	166,137	3,290	-
Other current assets	1,108	-	-
Total current assets	260,603	3,462	11,218

Property and equipment, net	601,801	-	-
Intangible assets, net	908,038	-	-
Total assets	$1,770,442	$3,462	$11,218

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term notes	$363,379	$-	$-
Current portion of long term notes	111,082	-	-
Loans from related parties	524,021	329,777	76,604
Accounts payable and accrued expenses	7,186	12,091	1,956
Accounts payable to related parties	31,735	18,181	4,879
Management fees payable to related parties	202,059	106,059	40,000
Customer deposits	66,284	-	-
Payroll tax payable	4,691	-	-
Total current liabilities	1,310,437	466,108	123,439

Noncurrent liabilities:
Note payable, long term , net of $111,082 due within one year	684,308	77,906	-
Long-term deferred tax liabilities	151,387	-	-
Total noncurrent liabilities:	835,695	77,906	-
Total liabilities	2,146,132	544,014	123,439

Stockholders’ equity (deficit)

Common stock, Class A voting shares, no par value, unlimited authorized, 22,000,000, 18,000,000 and 18,000,000 shares issued and outstanding, July 31, 2009, 2008 and 2007, respectively	437,637	68,797	68,797
Additional paid in capital	2,659,848	554,067	10,000
Deficit accumulated during the development stage	(3,560,200)	(1,164,447)	(191,018)
Accumulated other comprehensive income	17,322	1,031	-
Total stockholders' equity (deficit) attributable to shareholders of Viosolar Inc.	(445,393)	(540,552)	(112,221)
Minority interest in subsidiaries	69,703	-	-
Total stockholders’ equity	(375,690)	(540,552)	(112,221)
Total liabilities and stockholders' equity	$1,770,442	$3,462	$11,218

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Operations and Comprehensive Income (Loss)

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2009	2008	2007	July 31, 2009

Revenues	$13,041	$-	$-	$13,041

General and administrative expenses:
Stock-based compensation	2,105,782	544,067	-	2,649,849
Professional fees	55,134	106,686	49,561	237,425
Investor relations	662	56,841	-	57,503
Rent and utilities	44,960	79,606	39,394	163,960
Travel	25,669	31,404	16,068	73,141
Management fees	96,000	96,000	40,797	242,797
Depreciation and amortization	1,941	-	-	3,801
Other general and administrative expenses	57,587	50,225	8,732	116,982
Total operating expenses	2,387,735	964,829	154,552	3,545,458
Income (loss) from operations	(2,374,694)	(964,829)	(154,552)	(3,532,417)

Other income (expense):
Interest income	-	-	708	1,876
Interest expense	(25,610)	(8,028)	-	(33,638)
Foreign exchange gain (loss)	6,257	(572)	-	5,685
Total other income (expense)	(19,353)	(8,600)	708	(26,077)

Income (loss) before taxes	(2,394,047)	(973,429)	(153,844)	(3,558,494)
Provision (credit) for taxes on income	-	-	-	-
Net income (loss)	(2,394,047)	(973,429)	(153,844)	(3,558,494)

Other comprehensive income, net of tax:
Net change in foreign currency exchange adjustments	19,199	1,031	-	20,230
Comprehensive income (loss)	$(2,374,848)	$(972,398)	$(153,844)	$(3,538,264)

Net income (loss) attributable to:
Controlling interest	$(2,395,753)	$(973,429)	$(153,844)	$(3,560,200)
Noncontrolling interest	1,706	-	-	1,706
Net income (loss)	$(2,394,047)	$(973,429)	$(153,844)	$(3,558,494)

Comprehensive income (loss) attributable to:
Controlling interest	$(2,379,462)	$(972,398)	$(153,844)	$(3,542,878)
Noncontrolling interest	4,614	-	-	4,614
Net income (loss)	$(2,374,848)	$(972,398)	$(153,844)	$(3,538,264)

Basic and diluted Earnings (loss) per common share – basic	$(0.13)	$(0.05)	$(0.01)

Weighted-average shares outstanding, basic	18,087,912	18,000,000	18,000,000

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficit)

				Deficit
				Accuated	Accumulated	Subtotal
	Common Stock		Additional	During the	Other	Before
	Class A		Paid	Development	Comprehensive	Noncontrolling	Noncontrolling
	Shares	Amount	In Capital	Stage	Income	Interest	Interest	Total

Inception, July 19, 2004		$-	$-	$-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	-	80,010	-	80,010
Development stage net income (loss)	-	-	-	(542)	-	(542)	-	(542)
Balances, July 31, 2004	18,000,000	80,010	-	(542)	-	79,468	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)	-	(12,966)
Balances, July 31, 2005	18,000,000	80,010	-	(13,508)	-	66,502	-	66,502

Contributed services	-	-	10,000	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)	-	(23,666)
Balances, July 31, 2006	18,000,000	80,010	10,000	(37,174)	-	52,836	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213)	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)	-	(153,844)
Balances, July 31, 2007	18,000,000	68,797	10,000	(191,018)	-	(112,221)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)	-	(973,429)
Other Comprehensive Income	-	-	-	-	1,031	1,031	-	1,031
Balances, July 31, 2008	18,000,000	68,797	554,067	(1,164,447)	1,031	(540,552)	-	(540,552)

Stock-based compensation	-	-	2,105,781	-	-	2,105,781	-	2,105,781
Investment in Energeiaki EPE	4,000,000	368,840	-	-	-	368,840	65,089	433,929
Development stage net income (loss)	-	-		(2,395,753)	-	(2,395,753)	1,706	(2,394,047)
Other Comprehensive Income	-	-	-	-	16,291	16,291	2,908	19,199
Balances, July 31, 2009	22,000,000	$437,637	$2,659,848	$(3,560,200)	17,322	(445,393)	69,703	(375,690)

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Cash Flows

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2009	2008	2007	July 31, 2009

Cash flows from operating activities:
Net income (loss) before noncontrolling interest	$(2,394,047)	$(973,429)	$(153,844)	$(3,588,494)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Income tax timing difference	6,594	-	-	6,594
Non-cash management fees	-	-	-	10,000
Depreciation and amortization	1,941	-	797	4,598
Stock-based compensation	2,105,782	544,067	-	2,649,849
Changes in current assets and liabilities:
Accounts receivable	(46,773)	-	-	(46,773)
Deferred revenue	78,669			78,669
Other receivables	1,321	-	-	1,321
Prepaid expenses	42,102	(3,290)	-	38,812
Other payables	(969)			(969)
Accounts payable and accrued expenses	(48,242)	10,135	1,956	(6,151)
Customer deposits	(46,109)			(46,109)
Net cash flows from operating activities	(299,731)	(422,517)	(151,091)	(898,653)

Cash flows from investing activities:
Cash and cash equivalents acquired from acquisitions of consolidated companies	38,203	-	-	38,203
Acquisition of computer equipment	-	-	-	(2,657)
Net cash flows from investing activities	38,203	-	-	35,546

Cash flows from financing activities:
Proceeds from sale of common stock		-	-	80,010
Change in deferred registration costs		-	-	(11,213)
Proceeds from short-term notes	6,978	77,906	-	84,884
Increase (decrease) in loans payable, related parties	297,076	332,534	121,483	751,093
Net cash flows from financing activities	304,054	410,440	121,483	904,774

Effect of foreign exchange on cash flows	(8,202)	1,031	-	(7,171)

Net cash flows	34,324	(11,046)	(29,608)	34,496

Cash and equivalents, beginning of period	172	11,218	40,826	-
Cash and equivalents, end of period	$34,496	$172	$11,218	$34,496

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-
Non cash transactions :
Deferred registration costs charged against proceeds from sale of stock	$-	$-	$11,213	$11,213

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007
Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Viosolar Inc. (formerly Sprout Development Inc., identified in these footnotes as “we” or the Company) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.  On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to Viosolar Inc.

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

On March 14, 2007 Mr. Daryl Cozac, the President and a director and Mr. Jim Balsara, the Secretary, Treasurer and a director resigned as both officers and directors.  Three new directors were appointed to fill the available vacancies and appointments to the offices of President and Secretary/Treasurer were also completed.  Mr. Cozac, the controlling shareholder of our Company at March 14, 2007, sold a total of 13,990,000 Class A common shares of the Company to Neranion Holdings Ltd. for cash consideration of $104,940.00.  The 13,990,000 Class A common shares represented 78% of our then total issued and outstanding shares.  Subsequent to the year ended July 31, 2007, Neranion Holdings Ltd. gifted a total of 8,990,000 of the Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 5,000,000 Class A common shares.  On November 26, 2008, Neranion Holdings Ltd. sold 5,000,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares, to Rick Walchuk, a director and officer of the Company.

Concurrent with the change of control noted above, the succeeding board of directors undertook a review of business opportunities in the European Union and determined that there was a potential market for the development of solar parks.  The Company’s current business plan is to become a global marketer of solar energy.

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of Energeiaki E.P.E. of Tripoli, Greece (the “E.P.E”). Upon the acquisition of E.P.E by Viosolar, the Company issued an aggregate of 4,000,000 shares of common stock of Viosolar. This acquisition opens the door for Viosolar into the photovoltaic marketplace in Greece.   As a result, Energeiaki E.P.E is the subsidiary of the Company.

Energeiaki E.P.E. is an operating photovoltaic solar company based in Tripoli, Greece. The company currently has one photovoltaic solar park of 100kw in operation. Energeiaki also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1 MW.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 1 - Organization and summary of significant accounting policies (cont’d):

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

Principles of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises.  The financial statements have been presented in U.S. dollars, which is our functional currency. Certain items in previous years have been reclassified to conform to the current year presentation.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Viosolar Inc. and its subsidiary.

Accounting for subsidiaries – A subsidiary is an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiary acquired of during the year are included in the income statement from the effective date of acquisition. Where necessary, adjustments are made to the financial statements of subsidiary to bring its accounting policies into line with those used by the Company. All intra-company transactions, balances, income and expenses are eliminated on consolidation. Minority interest in the net assets of consolidated subsidiary are identified separately from the Company’s equity therein. Minority interests consist of the amount of those interests at the date of original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Company except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations – All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. At July 31, 2009, we had no recorded goodwill. The interest of minority shareholders in the acquisition is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Intangible assets – Identifiable intangible assets are recognized when the Company controls the assets, it is probable that future economic benefits attributed to the asset will flow to the Company and the cost of the asset can be reliably measured. The estimate useful lives of the intangible assets are as follows: Power purchase agreement and licenses are 20 years.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 1 - Organization and summary of significant accounting policies (cont’d):

Foreign currency translation – The consolidated financial statements are presented in US Dollars, which is the parent Company’s functional and presentation currency. Each entity determines its own functional currency and items including in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transactions dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than US Dollars are expressed in US Dollars using exchange rates prevailing on the balance sheet date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognized directly in equity.

Revenue recognition – We follow FASB standards regarding revenue recognition, which generally require that revenue be recognized when the following conditions are met:

a.             Amounts are realized or realizable (that is, they are converted or convertible into cash or claims to cash).

b.             Amounts are earned (that is, the activities prerequisite to obtaining benefits have been completed).

Revenue from the sale of electricity is metered automatically onsite when delivered into the power grid, and is recorded and recognized at the contractual price on a monthly basis.  Payment is made by DESMIE, the Greek utility, directly into an account at our bank, which is dedicated for use in repaying bank loans.

Revenue from consulting services rendered to other entities in connection with solar licensing is recorded at the time of invoicing, but is deferred until the invoice has been finally approved by the governmental agency.  This process can take six months or more.  Invoices are not finally paid until such approval is received.  Under Greek law, invoices, when issued, must include VAT (value added tax), and the VAT must be paid to the government regardless of whether the invoice is ultimately collected.  Therefore, only the portion of the invoice applicable to revenue is reflected in the accompanying balance sheet at Deferred Revenue, while the liability for VAT is reflected as a liability.

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

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents. Cash and cash equivalents are measured at cost.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 1 - Organization and summary of significant accounting policies (cont’d):

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .……20 years
Technical machinery & equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 - 5 years
Furniture & office equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3 - 5 years

Deferred registration costs – Legal and other expenses related to the filing of a registration statement with the Securities and Exchange Commission, as described in Note 3 below, have been charged against the proceeds of the stock offering.

Fair Values – We follow FASB ASC 820-10-20 regarding determination of Fair Values.  Certain assets and liabilities may from time to time be required to be valued using the principles in the FASB pronouncement.  Generally, they establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

(1)	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority;

(2)	Level 2 inputs consist of observable inputs other than the quoted prices included in Level 1;

(3) Level 3 inputs consist of unobservable inputs and have the lowest priority. We use appropriate valuation techniques based on the available inputs to measure the fair value of assets and liabilities when required.

The hierarchy only prioritizes the inputs, not the valuation techniques that are used. The inputs used in a given valuation may fall in different levels of the hierarchy. The level in the hierarchy in which the resulting fair value measurement falls is based on the lowest level input that is significant to the overall valuation, regardless of the valuation technique(s) used. Determining whether an input is significant is a judgmental matter requiring consideration of factors specific to the asset or liability.

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 1 - Organization and summary of significant accounting policies (cont’d):

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include stock options described in Note 6, below, as the calculation would have been anti-dilutive.

Note 2 – Future operations:

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of E.P.E, a company operating in the photovoltaic marketplace in Greece.   At the date of the acquisition, EPE has been in business for a period of approximately three (3) years, with revenue-generating operations from its first photovoltaic park having commenced effective September 2008, so that at the date of acquisition, EPE has not yet completed a full twelve month cycle of revenue. The Company and 85% owned subsidiary EPE expect to continue to operate at a loss until such time as we are able to construct and operate a sufficient number of solar parks to allow for the generation of income adequate to cover all associated operating expenses and overhead.  The Company will look to construct up to 9 additional parks on existing lands and under the terms of both existing and pending licenses with anticipated total output upon project completion of up to 1.1 MW.   In order to complete these plans the Company will be required to raise approximately $4.8M of which the Company expects to receive credits back from the Greek government totalling $2.2M.  We do not presently have sufficient capital to implement our business plan.  To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during this period while the plans are implemented. At July 31, 2009, we had suffered losses from development stage activities to date approximating $3,600,000, and had negative stockholders’ equity of approximately $400,000, all of which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 Note 3 – Acquisition:

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares of E.P.E. being acquired. Upon the acquisition of E.P.E.by Viosolar, the Company issued 4,000,000 shares of its common. E.P.E. currently has one photovoltaic solar park of 100kw in operation, and also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1MV. E.P.E. has made applications for various clients representing over 10MW of potential production. As a result of the acquisition, Viosolar is expected to enter into the photovoltaic marketplace in Greece.

The acquisition transaction has been valued at $444,131, based on an independent appraisal of the underlying assets of E.P.E.  FASB ASC 845-10-30-1 provides that non-monetary transactions be valued based on the fair value of the asset given up, or the fair value of the asset received if it is more clearly evident.  While the Company is aware that SEC accounting policy ordinarily dictates that stock transactions be valued at the quoted market value of the acquirer’s stock, based on recent trades, Management believes that appropriate accounting for this transaction represents an exception to that general policy, and that the fair value of the asset received (in this case 85% of the stock of E.P.E) is more clearly evident..  Viosolar’s stock is thinly traded, and only 453,956 shares were traded in the last year.  Moreover, the shares issued to acquire E.P.E. are not free trading shares.  Had these values been used for the acquisition, it would have been valued at approximately $2,200,000, or $.55 per share.  The value of 85% of the net underlying assets of E.P.E. per the independent appraisal was approximately $514,718. Thus, in Management’s opinion, the trading

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 3 – Acquisition (cont’d):

price of Viosolar shares clearly does notrepresent the value of the E.P.E. transaction and the valuation of the E.P.E. shares should be valued on the basis of the independent appraisal of the net underlying assets, which uses level 2 fair value inputs.  Accordingly, the transaction has been valued based on the independent appraisal.

The allocation of the purchase prices, $368,840, is as follows:

At July 23, 2009	Book value	Fair value adjustments	Fair value
	$	$	$
Net assets acquired
Land	39,648		39,648
Equipment & Leasehold improvements	681,393	(152,119)	529,274
Furniture and fixtures	25,537		25,537
Other intangible assets	14,859		14,859
Power purchase agreement	-	454,528	454,528
Licenses	-	454,528	454,528
Cash and cash equivalents	38,203		38,203
Trade and other receivable	91,082		91,082
Prepaid expense	209,972		209,972
Short-term borrowings	(287,769)		(287,769)
Trade and other payables	(57,737)		(57,737)
Trade deposits	(113,128)		(113,128)
Long-term borrowings	(803,479)		(803,479)
Long-term deferred tax liabilities	-	(151,387)	(151,387)
	(161,419)	605,550	444,131
Other comprehensive gain (loss)			(10,202)
Minority interest			(65,089)
Total consideration			368,840
Satisfied by 4,000,000 common shares of Viosolar Inc.

The following unaudited pro forma summary presents the Viosolar as if E.P.E. had been acquired on August 1, 2008. The impact of other acquisitions on the pro forma amounts disclosed below is not significant. The pro forma amounts include the results of E.P.E, amortization of the acquired intangible assets recognized on acquisition. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

August 1, 2008 to July 31, 2009
($)
Revenue	861,521
(Loss) for the financial year	(2,349,380)
Profit (loss) attributable to equity shareholders	(2,392,942)

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 4 – Uncertainty in Greek economy:

Uncertainty surrounding the current financial instability with respect to the Greek government (the “Government”) raises certain doubts about the Government’s ability to perform under certain licensing arrangements and power purchasing contracts entered into between EPE and the Government.  Presently the Company has submitted to the Government six (6) of nine (9) possible license applications, and received approval for 3 licenses, as it relates to the construction and operation of photovoltaic parks in Greece.  These license approvals contain a provision for retroactive contribution from the Greek government of up to 40% of the construction costs of the park in cash upon meeting certain criteria. Additionally, power purchase agreements for the electricity produced by the currently operating park, and future parks, are with DESMIE, the Greek utility. Under current economic conditions, the ability of the Greek government to effectively perform under these contracts remains unknown.  The Company has not yet determined the impact this uncertainly may have on these financial statements, and as such, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 5 – Greek financial settlement practices:

Financial settlement practices in Greece differ from those in the United States and Canada.  In the U.S. and Canada, accounts are ordinarily settled by check or electronic payment.  Checks are deposited by the recipient, and credit is ordinarily given immediately or within a few days.  Few transactions are settled in cash.

In Greece, many transactions are settled in cash.  Our Greek operations utilize cash funds, and both pay many bills, and receive payment for bills in cash.  In addition, checks are also used, but the clearing time can take many weeks or longer.  It is common for many businesses to require post-dated checks at the time of a sale or agreement.  Such post-dated checks may be deposited at the appointed time by the recipient, or may even be transferred to another party.  Thus, such post-dated checks might be considered a “quasi-currency.”  Often, banks may lend against a portion of the value of the post-dated checks.

All transactions, whether in cash or by check, are subject to extensive approval procedures, which may include approval stamps and/or signatures by both parties to the transaction.

The effects of these practices on our financial statements are as follows:

a.	Post-dated checks received in payment of our receivables are included in accounts receivable, as the receipt of a post-dated check is not deemed to constitute payment.

b.	Post-dated checks given in payment of vendors’ invoices are included in accounts payable, as the issuance of a post-dated check is not deemed to constitute payment.

c.	Transactions settled in cash are recorded at the time of receipt or issuance of the cash.

Note 6 – Accounts receivable:

A summary of accounts receivable included in the accompanying balance sheets at July 31, 2009, 2008 and 2007, is as follows:

	2009	2008	2007
Trades receivable	$137,531	$-	$-
Less, Unearned income	78,669
Net trades receivable	$58,862	$-	$-

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 7 – Prepaid Expense:

A summary of prepaid expense as of July 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Advance to supplies	$164,812	$-	$-
Damage deposit for rent	1,325	3,290	-
	$166,137	3,290	-

Note 8 – Property, plant and equipment

Property, plant and equipment consist of the following:

		July 31, 2009
	Estimated		Accumulated	Net
	Life	Cost	Amortization	Book Value
Land		$39,648	$-	$39,648
Equipment & leasehold improvements	20 years	529,274	536	528,738
Furniture and fixtures	3~5 years	33,717	302	33,415
		$619,892	$32,671	$601,801

Note 9 – Commitments:

On October 22, 2007, the Company entered into an investor relations agreement with an unrelated party for a period of one year for consideration of €3,000 per month and has granted 100,000 share purchase options exercisable at $2.25 per share until May 25, 2011.  The contract expired in the year ended October 31, 2008 and was not renewed.  The option was cancelled on May 26, 2009.

Effective September 15, 2008, the Company entered into a two (2) year lease for office space in a property located in Athens, Greece. The lease called for monthly rent in the amount of $3,365 (€2,540) plus applicable taxes and was to expire September 14, 2010. During the fiscal year 2009, the company paid total $27,983 (€20,320) plus applicable taxes and utilities. The lease was terminated on April 14, 2009.

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,383 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. During the fiscal year 2009, the company paid total $4,150 (€3,000) plus applicable taxes and utilities.

On June 02, 2008, E.P.E entered into a sixty (60) month car lease agreement. A deposit of $1,711 (€1,100) was put up at inception. The lease called for monthly lease fee in the amount of $520 (€370) including tax.  Aggregate annual payments applicable to the car lease agreement for the next four years subsequent to July 31, 2009 are estimated as following:

2010	$6,240
2011	6,240
2012	6,240
2013	5,200
$23,920

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 10 – Short term loan

A summary of short term loan as of July 31, 2009 is as follows:

2009
Christos Grigoriou	$78,507
Line of credit with Alpha Bank (see Note 11)	284,872
$363,379

On June 23, 2008, we borrowed US $71,528 (€50,000) from Mr. Christos Grigoriou, a resident of Trikala, Greece. The loan is due and payable in full on May 23, 2010, bears interest at 10% per annum payable at maturity, and is unsecured.  At July 31, 2009, the outstanding loan balance was US$78,507 (€55,833) including accrued interest amount of US$6,979 (€5,833).

Note 11 – Alpha Bank Agreements

The Company’s subsidiary (E.P.E) entered into various credit agreements with Alpha Bank in Greece in 2007 totaling $281,220 (€200,000) which bear interest at the Euribor Rate plus 2% with quarterly payment. In addition, in August 2008, the E.P.E entered into two loan agreements providing for a term loan totaling of $851,120 (€600,000). The loans have a ten-year term and bears interest at the Euribor Rate plus 2% with quarterly payments on interest and principal. The Company has two lines of credit and two loans available as of July 31, 2009 under these agreements with the maximum amounts available and outstanding balance as follow:

	Maximum amount available		Balance outstanding
	2009	2008	2009	2008
Revolving Credit	$281,220	$-	$284,872	$-
Loan 2008	843,660	-	795,390	-
	$1,124,880	-	$1,080,262	$-

Aggregate annual payments applicable to the Loan 2008 for the next five years subsequent to July 31, 2009 are estimated as following:

2010	$111,082
2011	111,082
2012	111,082
2013	111,082
2014	111,082
Thereafter	471,043
$1,026,453

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 12 –Intangible Assets:

Intangible assets consisted of the following:

US$		July 31, 2009
	Estimated		Accumulated	Net
	Lives (years)	Cost	amortization	Book Value

Power Purchase Agreement	19	454,500	500	454,000
Licenses	20	454,500	500	454,000
		909,000	1,000	908,000

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

As of July 31, 2009, the estimated aggregate amortization of intangible assets for the years 2010 to 2014 is $46,271 yearly.

Note 13– Taxes on Income:

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

No net provision for Canadian or Greek income taxes has been made in the accompanying statement of operations because no recoverable taxes were paid previously.  Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

For the year ended July 31, 2009, the Company is subject to income taxes in Canada and Greece.  The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31, 2009	July 31, 2008	July 31, 2007
Refundable Canadian income tax attributable to:
Current operations	$721,371	$205,000	$52,000
Nondeductible expenses	-	-	-
Timing differences, Stock based compensation	(715,966)	(185,000)
Less, Change in valuation allowance	(5,405)	(20,000)	(52,000)
Net refundable amount	$-	$-	$-

The provision for refundable Greek income tax consists of the following:

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007
Refundable Greek income tax attributable to:
Current operations	$74,200	$92,500	$	Nil
Nondeductible expenses	-	-		Nil
Less, Change in valuation allowance	(74,200)	(92,500)	$	Nil
Net refundable amount	-	-		Nil-

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 13– Taxes on Income: (cont’d)

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of July 31, 2009, 2008 and 2007 are as follows:

	July 31, 2009		July 31, 2008		July 31, 2007
	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%
Deferred tax asset attributable to:
Net operating loss carryover	$86,405	$166,700	$81,000	$92,500	$61,000	$-
Less, Valuation allowance	(86,405)	(166,700)	(81,000)	(92,500)	(61,000)	-
Net deferred tax asset	$-	$-	$-	$-	$-	$-

At July 31, 2009, the Company has the following estimated operating losses by segment:

	July 31, 2009		July 31, 2008		July 31, 2007
	Canada	Greece	Canada	Greece	Canada	Greece
Operating Loss	$15,896	$296,822	$59,036	$370,325	$153,844	Nil

At July 31, 2009, we have approximately $255,950 of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, which expire beginning in 2024.

At July 31, 2009, we have approximately $667,147 of future losses for tax purposes in Greece that do not have an expiration date and which are available to reduce taxable income in future periods.

Note 14 – Issuance of shares and warrants:

As of July 31, 2009, the Company had issued shares of its Class A, voting, no par value common stock as follows:

			Price Per
Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software license*	13,990,000	$0.000000715	$10
07/19/04	Shares issued for cash and software license*	10,000	$0.000000715	-
07/21/04	Shares issued for cash	1,875,000	$0.02	37,500
07/23/04	Shares issued for cash	1,300,000	$0.02	26,000
07/26/04	Shares issued for cash	625,000	$0.02	12,500
07/28/04	Shares issued for cash	200,000	$0.02	4,000
07/31/07	Deferred registration costs charged against proceeds	-	-	(11,213)
07/23/09	Shares issued for acquisition	4,000,000	$0.09221	368,840
07/31/09	Cumulative Totals	22,000,000		$437,637

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 14 – Issuance of shares and warrants (cont’d):

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

Note 15 – Stock options and stock awards

Stock Options and Stock Awards

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 2,700,000 options. The 2007 Plan provides for the granting of restricted stock awards and option s to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $2.25 and have a term not to exceed five years. All options and awards are subject to various vesting schedules. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share which was subsequently approved by shareholders in September 2009.

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 2,700,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan is to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common Stock and by promoting increased ownership the Common Stock by such individuals. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to an administrator and not at the price of $0.40 per shares.  The following table summarizes information concerning stock options outstanding as of July 31, 2009:

	For the year ended
	July 31, 2009		July 31, 2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	1,715,000	$2.25	-	$-
Re-priced at $0.40 per shares	(1,715,000)	2.25	-	-
Re-priced at $0.40 per shares	1,715,000	0.40	-	-
Granted	450,000	0.40	1,715,000	2.25
Exercised	-	-	-	-
Expired or cancelled	150,000	0.40	-	-
Outstanding at end of year	2,015,000	$0.40	1,715,000	$2.25

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 15 – Stock options and stock awards (continued)

Stock Options and Stock Awards (continued):

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$0.40	1,007,500	2.5	1,007,500
$0.40	1,007,500	3.0	1,007,500
Total	2,015,000	2.75	2,015,000

Restricted stock awards are granted subject to certain restrictions, including in some cases service conditions. The grant-date fair value of restricted stock awards, which has been determined based upon the market value of the Company’s shares on the grant date, is expensed over the vesting period.

The following table summarizes information on the Company’s restricted stock:

	Shares	Weighted Average Grant Date Fair Value

Unvested, at July 31, 2008	685,000	$1.80
Granted	80,000	0.20
Vested	382,500
Forfeited	10,000
Unvested, end of year	372,500	$1.63

The Company recognized stock-based expense of $2,105,782 ($544,067-2008). The following table summarizes information related to stock compensation expense recognized in the income statement:

(In thousands)	2008	2008
General and administrative	2,106	455
Investor relations	-	89
Stock-based compensation expense	2,106	544

Unrecognized compensation expense related to outstanding stock options as of July 31, 2009 was $143,516 ($1,658,355-2008) and is expected to be recognized in fiscal year 2010. Unrecognized compensation expense related to outstanding restricted stock awards as of July 31, 2009 was $289,116 ($359,625 – 2008) and is expected to be recognized in 2010.

If not previously exercised or canceled, options outstanding at July 31, 2009 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2013	$0.40	$0.40	1,565,000	$0.40
Year Ending July 31, 2014	$0.40	$0.40	450,000	$0.40

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 15 – Stock options and stock awards (continued)

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

The expense recognized for options granted under the 2007 Plan is equal to the fair value of stock options as of the grant date. The following table presents the range of the weighted average fair value of options granted to directors and employees and the related assumptions used in the Black-Scholes model for stock option grants made during fiscal years 2009, 2008 and 2007:

	Options Granted
	2009	2008	2007
Fair value of options granted	$0.20	$1.80	-
Assumptions used:
Expected life (years) (a)	2.50 – 3.00	1.50 – 3.50	-
Risk free interest rate (b)	2.30%	2.43% - 2.69%	-
Volatility (c)	199.91%	120.02%	-
Dividend yield (d)	0.00%	0.00%	-

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

Note 16 – Related party transactions:

As at July 31, 2009 the Company owed $487,522 ($299,999 – 2008) including accrued interest, to a director of the Company for funds advanced for operations. On July 31, 2008, the Board of Directors approved a series of promissory notes bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest totaling $25,352 in respect of amounts advanced to the close of the fiscal year.

During the fiscal year ended July 31, 2009, the Company accrued management fees totaling $96,000 ($96,000 – 2008) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company paid a total of $29,941 towards outstanding fees payable to Michael Soursos from the prior period.

During fiscal year ended July 31, 2009 the Company accrued invoices for services totaling $13,554 (2008 - $18,181) from a Company for which a director acts as a consultant.  This amount is included in accounts payable – related party.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Note 16 – Related party transactions (cont’d):

During the years ended July 31, 2008 and 2007 respectively, we incurred $72,000 and $36,000 in rent under a month to month sublease for office space with Bruca Trading, Limited.  Two directors of the Company also act as consultants to Bruca Trading Ltd. The lease agreement was terminated on September 15, 2008. At July 31, 2009, $36,000 was unpaid under the agreement, and is included in Loans from Related Parties on the accompanying balance sheets.

Note 17 - New accounting pronouncements:

In June 2009 the FASB established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact our financial statements. The ASC does change the way the guidance is organized and presented.

ASC Topic 855, "Subsequent Events", ASC Topic 810, "Accounting for Transfers of Financial Assets", ASC Topic 105 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles- were recently issued. Above codifications have no current applicability to the Company or their effect on the financial statements would not have been significant.

Accounting Standards Update ("ASU") ASU No. 2009-05 (ASC Topic 820), which amends Fair Value Measurements and Disclosures - Overall, ASU No. 2009-13 (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, ASU No. 2009-14 (ASC Topic 985), Certain Revenue Arrangements that include Software Elements, and various other ASU's No. 2009-2 through ASU No. 2010-03 which contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

Note 18 - Subsequent events:

On August 25, 2009, the Company issued a total of 332,500 shares to employees, consultants and directors as stock based awards.

In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through February 15, 2010 and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

ITEM 19.     EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with Viosolar Inc.’s Form 6-K filed on July 16, 2007
3.3	Bylaws	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form F-1 filed on October 14, 2004
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
4.2	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders September 23, 2009	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form 6-K filed on September 9, 2009.
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
10.3	Purchase and Sale Agreement between the Company and Energeiaki E.P.E., and Amended Articles of Incorporation of Energeiaki E.P.E., dated July 23, 2009.	Filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Financial Officer	Filed herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer	Filed herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Financial Officer	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Registrant:	VIOSOLAR INC.

Date: March 16, 2010	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President, Chief Executive Officer, and Director (Principal Executive Officer)