Form 20-F
period 2010-07-31
VIOSOLAR INC.
filed 2011-03-17
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

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

Jacqueline Danforth 5614E Burbank Road SE, Calgary AB T2H 1Z4 Tel: (403) 693-8004 Fax: (403) 272-3620
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

18,382,500 common shares outstanding as of July 31, 2010

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

Introduction

As used in this annual report, the terms "we", "us" and "our" and “Company” mean Viosolar Inc., unless otherwise indicated.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Measurement & Currency

Certain of the transactions undertaken by the Company for fiscal years 2010, 2009, 2008 and 2007 were in Euros and certain of the transactions for fiscal year 2006 were in Canadian dollars (“CDN”).  Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank.  These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate.  These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro.

The nominal rate for a Canadian dollar as of March 10, 2011 was US$1.011, and the nominal rate in Euros as of March 10, 2011 was US$1.313

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

	February 2011	January 2011	December 2010	November 2010	October 2010	September 2010
High for period ($CDN)	1.0268	1.0140	0.9997	0.9987	0.9970	0.9783
Low for period ($CDN)	1.0045	0.9978	0.9825	0.9743	0.9690	0.9506
High for period (Euros)	1.3834	1.3716	1.3435	1.4244	1.4101	1.3648
Low for period (Euros)	1.3440	1.2903	1.3064	1.2998	1.3705	1.2697

The average noon nominal rate for each of the five years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	July 31,
	2010	2009	2008	2007	2006
$CDN Average for period	0.9533	0.8505	0.9959	0.9749	0.8707
Euros Average for period	1.3811	1.3585	1.5007	1.3190	1.2227

Cautionary Statement Regarding Forward-Looking Information

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

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2010, 2009, 2008, 2007 and 2006.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31, (US$)
	2010	2009	2008	2007	2006
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Operating Income (loss) from Continuing Operations	(665,271)	(2,378,630)	(964,829)	(154,552)	(24,649)
Other Income (expense)	(32,563)	(25,610)	(8,028)	-	-
Net Income (loss) from discontinued operation, net of tax	(3,936)	3,936	-	-	-
Net Income (loss)	(695,038)	(2,394,047)	(973,429)	(153,844)	(23,666)
Net Income (loss) from Operations per share	(0.03)	(0.13)	(0.05)	(0.01)	(0.00)
Net Income (loss) from Discontinued operations per share	(0.00)	(0.00)	-	-	-

As at July 31, (US$, except number of common shares issued and outstanding)
	2010	2009	2008	2007	2006
Total Assets	8,798	1,770,442	3,462	11,218	52,836
Total Stockholders' Equity (Deficit)	(1,106,607)	(375,690)	(540,552)	(112,221)	52,836
Attributable to Viosolar Shareholders	(1,106,607)	(445,393)	(540,552)	(112,221)	52,836
Attributable to Subsidiary Minority Interest	-	69,703	-	-	-
Capital Stock	147,297	437,637	68,797	68,797	80,010
Number of Common Shares	18,382,500	22,000,000	18,000,000	18,000,000	18,000,000

Information on the exchange rate differentials between the US and Canadian dollars are provided in the introductory section of this Form 20-F, under Measurement and Currency, on page 2.

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

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

While our Company has been incorporated since 2004, we are still a development stage company and have not yet commenced significant revenues or any revenues.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  We are an international renewable energy source company.  Our Company is based in Athens, Greece. Viosolar’s planned operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in suitable locations in South and South East European Union Countries.  We are in the process of attempting to secure licenses for these solar parks through in-house applications and land leases/acquisitions, purchasing of existing licenses or companies holding such licenses, or joint ventures with existing license holders. Our initial objective is to build and operate photovoltaic parks of up to 20MW total installed capacity, commencing in Greece.  In addition to Greece, our target markets are Bulgaria, Romania, Kosovo, Cyprus, Italy, Spain, Portugal, and France.   Our Company also continues to assess the viability of other alternative energy projects to complement our green energy mandate. During the fiscal year ended July 31, 2009, we acquired an 85% interest in a Greek company, Energiaki that is involved in the operations of solar parks, holds licenses for further development of solar parks and consults to other potential licensees for solar parks in Greece.  As at the date of the filing of this annual report we agreed with the 15% shareholders of Energiaki to rescind the July 23, 2009 acquisition effective July 31, 2010, having been unable to raise the required funding for the Energiaki project.  We currently have one property which we believe will be suitable for the construction of a solar project, however, unless we can raise funding this project will not progress.

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

We have no contracts as a solar energy provider and have no sales activities for the provision of solar energy; we expect that obtaining significant contracts for the provision of solar energy will not occur for some time.

We were unable to successfully finance the Energiaki project and therefore have no current contracts as an energy provider and no sales to report.  We will be required to raise funding to pursue any sort of development on our current property and there can be no assurance we will be successful in doing so.  Therefore any investors should consider this fact when making an investment in our Company as we cannot currently predict if we will ever be able to enter into any contacts for the provision of solar energy.

Contracts involving government agencies are subject to the government's authority to unilaterally cancel or modify the contracts.

Contracts involving government agencies may be terminated or modified at the convenience of the agency.  Other risks include potential disclosure of our confidential information to third parties and the exercise of "march-in" rights by the government.  March-in rights refer to the right of a government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise it’s march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give Greece industry preference.

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

We plan to operate and further develop solar energy parks.  Purchasing and leasing land, acquisition of licenses, construction, management, operations and testing of solar energy parks, which have not yet been built, will require a substantial investment of capital, currently estimated by us to be approximately $40 million Euros (approximately USD$55.2 million as at March 1 2011), which we intend to fund with the net proceeds from debt or equity offerings, or other funding avenues that our Company may deem acceptable.  The successful completion and operation of solar energy parks will require substantial engineering resources and will be subject to significant risks, including risks of cost overruns and delays, and the possibility that the solar energy parks may never be completed or operational.  We may never be able to operate solar energy parks in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of equipment to build the solar energy parks or hire and train the additional employees and management needed to operate the solar energy parks.  We also may face insurmountable challenges or incur unforeseen expense as when we try to achieve performance results from our planned solar energy parks.  Failure to meet our development objectives could materially and adversely affect our business, results of operations and financial condition.

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

As of the date of this annual report, our Company has no revenues from its proposed business and significant revenues are not expected in the next 12 months or longer.  On a going-forward basis and until we either generate significant revenues or conduct some sort of financing, we expect our operating expenses to average approximately USD$25,000 per month. We do not presently have sufficient funds to be able to fund our operating costs.  We have to date relied predominantly on loans to fund operations.  We will be required to continue to raise funds for operations either by way of loans or by equity financings.  We have no certainty of raising any such funds and our Company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2010, we have incurred aggregate net losses of $4,253,532.  We also incurred a loss from operations for each of the years ended July 31, 2010 through 2004.  There is no assurance that we will operate profitably or will generate positive cash flow in the future.  In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn significant revenues upon the successful implementation of our business plan, we expect to continue to incur development costs and operating costs.  Consequently, we expect to incur operating losses and negative cash flow until our solar energy production is of sufficient quantity to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner.  These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2010, financial statements.  Our audited financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Other companies are already engaged in our proposed business of solar parks and we expect that more companies may enter this market in the future, which may make it difficult for us to compete or survive.

We intend to develop and construct solar energy parks in Greece.  It is reasonable to expect that most of our competitors may be better capitalized and perhaps better established and connected in the industries we may seek to market in and regulatory circles which may be involved in the ultimate sales process.  As a result, it may be very difficult for our Company to compete and make a profit in our proposed business.

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

Our common stock is quoted on the OTC Bulletin Board under the symbol "VIOSFE".  Upon the filing of this annual report, our trading symbol will revert to “VIOSF”.  Even though the stock is quoted, there is no assurance a liquid market will develop.  If a market does develop for the common stock, at best, it may offer very minimal liquidity for the shares.  If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common stock that they have purchased and they may lose all of their investment.  Public announcements regarding our Company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common stock to fluctuate substantially.  In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

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

Our registered agent in the Province of Alberta, Canada is International Securities Group, Inc., of 5614E Burbank Road SE, Calgary, Alberta, Canada T2H 1Z4.

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

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares acquired. Upon the acquisition of E.P.E.by Viosolar, the Company reserved an aggregate of 4,000,000 shares of the common stock of Viosolar, which were subsequently issued on August 25, 2009. We were unable to raise the required capital. Subsequent to the fiscal year end, July 31, 2010, we agreed to rescind the acquisition and the 4,000,000 shares issued for the acquisition were returned to treasury.  We have reported this transaction as discontinued operations on our financial statements for the fiscal year ended July 31, 2010.

On October 1, 2010, we entered into a memorandum of understanding with Mr. Konstantinos Papadias,  a resident of Tyres Greece, whereby we obtained the right to  conduct research to determine the feasibility for the construction of a Photovoltaic Park.

We are currently reviewing a number of other acquisition opportunities, the majority of which will be based in Greece.

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

On  July 23, 2009, the Company acquired 85% of Energeiaki E.P.E., an operating photovoltaic solar company based in Tripoli, Greece, was completed.  However, the Company was unable to provide adequate financing to continue the operations as required and effective July 31, 2010, the Company and Energeiaki agreed to rescind the original agreement and Energeiaki returned the 4,000,000 shares issued pursuant to the acquisition to the Company for cancellation.

Through to the fiscal year ending in July 2010, several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated. Based on our ability to fund such projects, we have entered into only one memorandum of understanding subsequent to the fiscal year end with Mr. Konstantinos Papadias whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park.  The property approximately 150,000 square meters in the region of the Municipality of Tyros of Arkadia County.

We will be required to raise funds to undertake topographic studies, measuring solar capacity, conducting technical studies relative to the installation and connection of the Photovoltaic Park into the electric network, estimating the annual electric energy produced and any other activity necessary for the examination of the feasibility of the Park's implementation.

This agreement will expire on October 1, 2011.   To date, we have not yet commenced any study as we are attempting to raise capital to do so.  Upon completion of the study we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease.  Should we raise the funds required for the required study and determine to proceed with a form agreement then we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property.

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

Seasonality of our Business

In Greece the average sunlight per year is about 1,450 hours.  Because of the close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter.  Seasonality is not considered by management to be issue for our business, as one key evaluation point for determining the economic viability of a given PV project is the total sunlight hours, and we are only seeking out projects in locations which meet these basic criteria.

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

Organizational Structure

We do not currently have any subsidiaries, having divested of our interest in Energiaki.

Property, Plants and Equipment

On September 15, 2008, the Company entered into a two (2) year lease for office space in a property located in Athens, Greece. The lease called for monthly rent in the amount of $3,365 (€2,540) plus applicable taxes and was to expire September 14, 2010. During the fiscal year 2009, the company paid total $27,983 (€20,320) plus applicable taxes and utilities. The lease was terminated on April 14, 2009.  On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,383

(€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. During the fiscal year 2010, the company paid total $16,645 (€12,051) plus applicable taxes and utilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth below in this Item is presented in accordance with United States generally accepted accounting principles.  The following discussion and analysis should be read in conjunction with Item 3 "Selected Financial Data" and our Company’s audited financial statements, the notes thereto and other financial information appearing elsewhere in this annual report.  In addition to historical information, the following discussion and analysis and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Actual results could differ materially from these discussed in the forward-looking statements.  See Item 3 "Risk Factors" for a discussion of some, but not all, factors that could cause or contribute to such differences.

Overview

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations.  Our average operating costs are expected to be approximately $10,000 per month and are not expected to exceed this level within the next 12 months, subject to additional operating costs that ensue as a result of possible acquisitions or other business development activities.  At this time we cannot be assured of any business opportunities being concluded as we do not have sufficient capital to progress our business plan.  To date, we have been funding our Company primarily by way of related party loans.  There can be no assurance that we will be able to continue to do so or that we will be able to find other means of financing for operations.

Operating Results

There have been revenues totaling $160,842 from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2010.  These revenues have been reflected in our financial statements as discontinued operations due to the rescission of the Energiaki acquisition. Viosolar realized net losses for the 12-month period ended July 31, 2010, of $695,038 as compared to net losses of $2,394,694 for the 12-month period ended July 31, 2009 and net losses of $973,429 for the 12-month period ended July 31, 2008.  In 2010 compared to 2009, the decrease in the loss from operations was almost entirely attributable to an decrease of stock compensations expenses from $2,105,782 to $418,280.  The decreased loss was influenced by an increasein professional fees in 2010 compared to 2009, from $55,134 to $80,175.  Rent and utilities however decreased from $44,960 to $18,188, as a result of a change in offices.and a decrease in investor relations from $662 to $0.  The decreases were a result of management’s efforts to reduce expenses, and the ending of an investor relations contract.

Viosolar had total assets of $8,798 at July 31, 2010, as compared $1,770,442 at July 31, 2009 and $3,462 on July 31, 2008, which increase in 2009 and decrease in 2010 was attributable almost entirely from the integration of EPE’s  assets in 2009, then subsequent disposition in 2010.  Cash balance was $2,277 on July 31, 2010, compared to $2,697 in the prior year, and $172 in the year ending July 31, 2008.  Net current assets attributable to the discontinued operation of EPE were $256,281 at July 31, 2009.

Viosolar had total current liabilities of $1,115,405 as at July 31, 2010, compared to $1,310,437 at July 31, 2009 and $466,108 at July 31, 2008.  Notes payable increased to $813,089 (2010) from $70,222 (2009) and nil (2008) primarily due to refinancing loans from related parties with outside third parties.  Loans from related parties decreased to $499 (2010) from $524,021 (2009), and account payable and accrued expenses increased to $30,284 (2010) from $8,924 (2009) and $12,091 (2008). Accounts payable related parties increased to $271,533 (2010) from $233,794 (2009) and $18,181 (2008).  Net current liabilities attributable to the discontinued operations of EPE were $473,476 at July 31, 2009.

Liquidity and Capital Resources

At July 31, 2009, Viosolar had a working capital deficit of $-1,106,607, compared to a working capital deficit of $1,049,834, as of July 31, 2009 and a working capital deficit of $466,108 at July 31, 2008. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations..  We do not presently expect to expend more than $120,000 on general overhead in the 2011 fiscal year, however we do not presently have sufficient funds to meet this requirement.  There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.

The Company will  continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including the MOU we recently entered into for the development of a PV park. We anticipate a funding requirement in the US$2,000,000 range in order to fund our medium term goals, that being the initial launch of the planned PV park to production, with additional funds being required for other projects that we may become a party to.

Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place.  Over the past three fiscal years no funds were expended by our Company on research and development activities.

Trend Information

We are not currently aware of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition.

Off-Balance Sheet Arrangements

We do not currently have any off-balance arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-0-	-0-	-0-	-0-	-0-
Capital (Finance) Lease Obligations	-0-	-0-	-0-	-0-	-0-
Operating Lease Obligations	-0-	-0-	-0-	-0-	-0-
Purchase Obligations	-0-	-0-	-0-	-0-	-0-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	-0-	-0-	-0-	-0-	-0-
Total	-0-	-0-	-0-	-0-	-0-

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward-looking statement as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information in respect of our directors and executive officers, as of the date of filing:

Name	Age	Position	Date Elected
Rick Walchuk Suite 6, 8 Metamorfoseos Street 17466 Alimos, Athens, Greece	54	President, Chief Executive Officer, Director	March 14, 2007
Michael Soursos 13 Theotoki 17455 Alimos, Athens, Greece	46	Secretary/Treasurer, Director	March 14, 2007
Jacqueline Danforth 79 Heritage Cove Calgary, Alberta, Canada T0L 0X0	38	Chief Financial Officer, Director	March 14, 2007
Mr. Jonathan Bradley 25 Woodstock Avenue Redland, Bristol, UK 8S6 6EW	59	Director	March 7, 2008

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

Currently, Mr. Walchuk is also the President and Chief Executive Officer of New America Energy Corp., a publicly traded US corporation producing environmentally-friendly mixed gasoline.

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

Currently, Ms. Danforth is also the President and Chief Executive Officer and a member of the Board of Directors of FACT Corporation, a publicly traded US corporation which has commercialized their proprietary food technologies in the form of more nutritious bake mixes to manufacturers and wholesale clients in the food industry.  Ms. Danforth is responsible for sales and marketing, complex financial reporting, intellectual property management, and overseeing the business and product development and R&D initiatives.

Ms. Danforth continues to provide consulting services to other private and public corporations, and serves as an independent director and/or officer on several private and public boards.  Ms. Danforth is Canadian-born and educated, well traveled and currently resides in Alberta, Canada.  Ms. Danforth is not a director of any other reporting issuers.

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

There are no family relationships among our officers, directors, or persons nominated for such positions.  There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.  No officer or director, and no promoter or significant employee of our Company, has been involved in legal proceedings that would be material to an evaluation of our management. None of our directors has been involved in any bankruptcy or criminal proceedings.  None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the 2010 fiscal year.  With the exception of those noted below, no executive officer of Viosolar Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

Name	Fees Earned or Paid in Cash ($)	Stock Options ($)	Option Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Rick Walchuk President & Director	$96,000(1)	510,446(2)	450,000(3)	-0-	-0-	-0-	1,020,446
Jacqueline Danforth Director and CFO	-0-	59,707(4)	52,000(5)	-0-	-0-	-0-	111,707
David Little Director – resigned subsequent to fiscal year	-0-	306,268(6)	-0-	-0-	-0-	-0-	306,268
Michael Soursos Director and Secretary	36,000(7)	510,446(8)	450,000(9)	-0-	-0-	-0-	1,116,467
Jonathan Bradley Director	-0-	102,089(10)	180,000(11)	-0-	-0-	-0-	282,089
(1)	These amounts were accrued and remain outstanding in the amount of $96,000 as at the date of this report.
(2)
500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan be re-priced at $0.40 per share.  The Company recognized stock-based expenses of $117,045 and $358,179 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2009 was $35,222 and was recognized in 2010.

(3)
250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010. The Company recognized stock-based expenses of $28,125 and $318,750 in 2008 and 2009, respectively. Unrecognized compensation expense was $103,125 and was recognized of in 2010.

(4)
50,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 25,000 vesting May 26, 2009 and 25,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share. The Company recognized stock-based expenses of $11,704 and $35,818 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $3,522 and is expected to be recognized in 2010. International Corporate Support Services Ltd., of which Jacqueline Danforth is an officer and minority shareholder, received 50,000 five year stock options granted May 2009 exercisable at $0.40 with 25,000 vested immediately and 25,000 vesting May 26, 2010. The Company recognized stock-based expenses of $4,966 in 2009. Unrecognized compensation expense related to outstanding stock options of July 31, 2009 was $3,697 and was recognized in 2010.

(5)
20,000 shares awarded May 26, 2008, with 10,000 vesting May 26, 2009 and 10,000 vesting May 26, 2010. The Company recognized stock-based expenses of $2,250 and $25,500 in 2008 and 2009, respectively. Unrecognized compensation expense was $ 8,250 and is expected to be recognized in 2010. International Corporate Support Services Ltd., of which Jacqueline Danforth is an officer and minority shareholder, received 80,000 shares awarded May 26, 2009, with 40,000 vested immediately and 40,000 vesting May 26, 2010. The Company recognized stock-based expenses of $9,447 in 2009. Unrecognized compensation expense was $6,553 and was recognized of in 2010.

(6)
300,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 150,000 vesting May 26, 2009 and 150,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share. The Company recognized stock-based expenses of $70,227 and $214,908 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $21,133 and was recognized in 2010.

(7)	Of this amount a total of $36,000 remained unpaid as of July 31, 2010.
(8)
500,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 250,000 vesting May 26, 2009 and 250,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share.  The Company recognized stock-based expenses of $117,045 and $358,179 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $35,222 and was recognized in 2010.

(9)
250,000 shares awarded May 26, 2008, with 125,000 vesting May 26, 2009 and 125,000 vesting May 26, 2010. The Company recognized stock-based expenses of $28,125 and $318,750 in 2008 and 2009, respectively. Unrecognized compensation expense was $103,125 and is expected to be recognized of in 2010.

(10) 100,000 five year stock options granted May 26, 2008 exercisable at $2.25 with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. On May 26, 2009, the Company’s Board of Directors approved that the stock options as previously granted under the 2007 Plan was re-priced at $0.40 per share. The Company recognized stock-based expenses of $23,409 and $71,636 in 2008 and 2009, respectively. Unrecognized compensation expense related to outstanding stock options of July 31, 2008 was $7,044 and was recognized in 2010.

(11) 100,000 shares awarded May 26, 2008, with 50,000 vesting May 26, 2009 and 50,000 vesting May 26, 2010. The Company recognized stock-based expenses of $11,250 and $127,500 in 2008 and 2009, respectively. Unrecognized compensation expense was $41,250 and was recognized of in 2010.

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

As of the date hereof, we do not have an audit, nominating, or compensation committee of our board of directors, however, we do have a finance committee comprised of Mr. Michael Soursos and Mr. Rick Walchuk.

Employees

The Company does not have any employees apart from senior management previously identified.

Share Ownership

The following table sets forth information, as of March 15, 2011, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A Common	Rick Walchuk	5,795,400(2)	31.52%
Class A Common	Jacqueline Danforth	50,000(3), (4)	0.3%
Class A Common	Michael Soursos	677,500(5)	3.68%
Class A Common	Jonathan Bradley	50,000(6)	0.3%

(1)  Based on 18,382,500 shares of common stock outstanding.
(2) Mr. Walchuk has also been granted 500,000 five year stock options on May 26, 2008 originally exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 250,000 vested May 26, 2009 and 250,000 vested May 26, 2010.  A further 250,000 share stock award was granted on May 26, 2008, with 125,000 vested May 26, 2009 (included in Mr. Walchuk’s ownership) and 125,000 vested May 26, 2010.  The stock award which vested at May 26, 2010 has not yet been issued.
(3) Ms. Danforth has been granted 50,000 five year stock options on May 26, 2008 originally exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 25,000 vested May 26, 2009 and 25,000 vesting May 26, 2010.  A further 20,000 share stock award was granted on May 26, 2008, with 10,000 vested May 26, 2009 (included in Ms. Danforth’s ownership) and 10,000 vested May 26, 2010. .  The stock award which vested at May 26, 2010 has not yet been issued.
(4) International Corporate Support Services Ltd. has been granted 50,000 five year stock options on May 26, 2009 exercisable at $0.40, with 25,000 vested immediately on grant, and 25,000 vested May 26, 2010.  A further 80,000 share stock award was granted on May 26, 2009, with 40,000 vesting immediately on grant, and 40,000 vested May 26, 2010. .  The stock award which vested at May 26, 2010 has not yet been issued.  The shares held by International Corporate Support Services Ltd. are disclosed as part of Ms. Danforth’s ownership. Ms. Danforth is a director, officer and minority shareholder of International Corporate Support Services Ltd.
(5) Mr. Soursos has also been granted 500,000 five year stock options on May 26, 2008 exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 250,000 vested May 26, 2009 and 250,000 vested May 26, 2010. A further 250,000 share stock award was granted on May 26, 2008, with 125,000 vested May 26, 2009 and 125,000 vested May 26, 2010. The stock award which vested at May 26, 2010 has not yet been issued.
(6) Mr. Bradley has been granted 100,000 five year stock options on May 26, 2008 exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 50,000 vested May 26, 2009 and 50,000 vested May 26, 2010. A further 100,000 share stock award was granted on May 26, 2008, with 50,000 vested May 26, 2009 (included in Mr. Bradley’s ownership) and 50,000 vested May 26, 2010.  The stock award which vested  at May 26, 2010 has not yet been issued.

Stock Option Plans

In the fiscal year ending July 31, 2007, (the “2007 Plan”) the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options.

During the fiscal year ending July 31, 2010, the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 2,700,000 options at a price to be determined by the Board of Directors.

During the year ended July 31, 2008, the Company granted 1,715,000 non-qualified stock options and 685,000 stock awards under the Company’s 2007 Stock Option and Stock Award Plan for a total of 2,400,000 shares of Class A common stock.  Of these, 1,450,000 non-qualified stock options and 620,000 stock awards were issued to directors and management, and the remainder to consultants to the Corporation. During the fiscal year ended July 31, 2009, a total of 150,000 non-qualified stock options and 10,000 non-vested stock awards issued to consultants under the 2007 Stock Option Plan were cancelled pursuant to the respective stock option agreements.

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

No options were granted during the fiscal year ending July 31, 2010.

Together with the cancellations noted above, as at March 15, 2011, a total of 2,700,000 shares of Class A common stock had been granted under the 2007 Stock Option Plan, and 70,000 stock options have been granted under the 2009 Stock Option Plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of March 15, 2011, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Common	Rick Walchuk	5,795,400	31.52%

(1)
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities.   All shares of common stock subject to options or warrants exercisable within 60 days of March 15, 2011 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.  Subject to the paragraph above, the percentage ownership of outstanding shares is based on 22,332,500 shares of common stock outstanding as of March 15, 2011.

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

We have a total of two (2) record holders known to the Company, holding a total of 1,000 Class A common shares in the United States.

There are no arrangements known to us that could at a subsequent date result in a change of control of our Company.

Related Party Transactions

During the most recently completed fiscal year ended July 31, 2010 and to the date of this report where practicable, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Viosolar had, or is to have a direct or indirect material interest, are as follows:

On November 26, 2008, Neranion Holdings Ltd. sold 5,000,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares to Rick Walchuk, a director and officer of the Company.

During the fiscal year ended July 31, 2010, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $106,677 for the Company’s operation. As at July 31, 2010 the Company owed Mr. Walchuk an amount totaling $619,863 ($487,522 – 2009) including accrued interest. On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest totaling $25,664 (2009-$25,352) in respect of amounts advanced to the close of the fiscal year. On July 31, 2010, Mr. Walchuk reached Assignment and Assumption Agreements with several third parties whereby Mr. Walchuk assigned the entire amount of $619,863 to these parties.  As a result the debt has been reclassified on the Company’s balance sheet to Notes Payable.

During the fiscal year ended July 31, 2010, the Company accrued management fees totaling $96,000 ($96,000 – 2009) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $205,000 owing to Mr. Walchuk and an amount of $93,059 owing to Mr. Soursos.  On July 31, 2010, Mr. Soursos reached an Assignment and Assumption Agreement with a third-party whereby Mr. Soursos assigned the amount of $93,059 to the third-party. As a result the debt has been reclassified on the Company’s balance sheet to Notes Payable.

During fiscal year ended July 31, 2010 the Company accrued invoices for services totaling $34,798 (2009 - $13,554) from a Company for which a director acts as a consultant.  The Company did not make any cash payments. The totaling amount of $66,533 is included on the Company’s balance sheet as Accounts payable – related party.

During the years ended July 31, 2008 and 2007 respectively, we incurred $72,000 and $36,000 in rent under a month to month sublease for office space with Bruca Trading, Limited.  Two directors of the Company also act as consultants to Bruca Trading Ltd.(the “Bruca”) The lease agreement was terminated on September 15, 2008. At July 31, 2009, $36,000 was unpaid under the agreement.  On July 31, 2010, Bruca reached an Assignment and Assumption Agreement with a third-party whereby Bruca assigned the amount of $36,000 to the third-party and as a result, the amount has been reclassified on the Company’s balance sheet to Notes Payable.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements, and Other Financial Information

The required audited financial statements for the fiscal year ended July 31, 2010 and 2009 are provided at the end of this annual report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2010.

ITEM 9.  THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "VIOSF", and as at January 13, 2011, to the date of the filing of this report, “VIOSE”.  Our Class A common stock was initially quoted on January 3, 2006.  We also trade on the Frankfurt exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.

We have no other classes of stock quoted on any markets.

There were no trades of our Class A common stock during fiscal 2006.

Following are the annual high and low market closing bid prices for our common stock presented for the four most recent fiscal years.  There was no trading in our Class A common stock in the prior fiscal years.

Period	High	Low
Fiscal Year 2007 (Aug 06 – Jul 07)	$2.75	$0.10
Fiscal Year 2008 (Aug 07 – Jul 08)	$2.65	$1.25
Fiscal Year 2009 (Aug 08 – Jul 09)	$1.30	$0.15
Fiscal Year 2010 (Aug 09 – July 10)	$0.98	$0.10

Following are the high and low market prices for our common stock presented for each full financial quarter for the three most recent fiscal years and subsequent periods.

Period	High	Low
August 1, 2007 to October 31, 2007	$2.60	$1.95
November 1, 2007 to January 31, 2008	$2.50	$1.70
February 1, 2008 to April 30, 2008	$2.45	$1.30
May 1, 2008 to July 31, 2008	$1.95	$1.01
August 1, 2008 to October 31, 2008	$1.30	$0.51
November 1, 2008 to January 31, 2009	$0.75	$0.25
February 1, 2009 to April 30, 2009	$0.40	$0.10
May 1, 2009 to July 31, 2009	$0.40	$0.16
August 1, 2009 to October 31, 2009	$0.98	$0.35
November 1, 2009 to January 31, 2010	$0.75	$0.15
February 1, 2010 to April 30, 2010	$0.50	$0.10
May 1, 2010 to July 31, 2010	$0.45	$0.30
August 1, 2010 to October 31, 2010	$0.54	$0.15
November 1, 2010 to January 31, 2011	$0.48	$0.48

Following are the high and low closing bid prices for each of the most recent full six months.

Month	High	Low
September 2010	$0.54	$0.20
October, 2010	$0.51	$0.15
November 2010	$0.48	$0.48
December 2010	$0.48	$0.48
January 2011	$0.48	$0.48
February 2011	$0.48	$0.48

ITEM 10.  ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Incorporated by reference in Form F-1/A filed on August 9, 2005.

Material Contracts

With the divestiture of EPE., there are no material contracts outside of the ordinary course of business in the two years preceding the date of this report.

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

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

ITEM 15T.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being July 31, 2010, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our Company’s management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2010, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2010.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of July 31, 2010, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed ABBM Group, Ltd LLP.as our principal accountant to audit our financial statements for the fiscal years ended July 31, 2010, 2009, and 2008. ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), the auditors of the Company since inception.  The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

Audit Fees

We incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $26,888 during the fiscal year ended July 31, 2010 and $10,596 during the fiscal year ended July 31, 2009.

Audit Related Fees

The fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2010, 2009 and 2008, were Nil.

Tax Fees

For the fiscal years ended July 31, 2010, 2009, and 2008 the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP were Nil.

All Other Fees

For the fiscal years ended July 31, 2010, 2009, and 2008  the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were Nil.

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

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.    FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2010, 2009 and 2008 are provided herein starting on page F-1.

VIOSOLAR INC.
(a development stage enterprise)
FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2010, 2009 and 2008
REPORTED IN UNITED STATES DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss)	F-4

Consolidated Statements of Stockholders’ Deficit	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 to F-21

ABBM Group, Ltd LLP
Certified Public Accountants

19 Briar Hollow Lane, Suite 263
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Viosolar, Inc.

We have audited the accompanying consolidated balance sheets of Viosolar, Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2010, 2009 and 2008, and the related consolidated statement of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the three years in the period ended July 31, 2010, and for the period from inception, July 19, 2004, through July 31, 2010. Viosolar’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viosolar, Inc. (a development stage enterprise) as of July 31, 2010, 2009 and 2008, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended July 31, 2010, and for the period from inception, July 19, 2004, through July 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is engaged in the development stage of a business and has suffered losses from development stage activities to date approximating $4,253,000 and has negative stockholders’ equity of approximately $1,106,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ABBM Group, Ltd LLP

Houston, Texas
March 15, 2011

International Associate, UK 200 GROUP, Affiliated Offices in Principal Cities Around The World

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Balance Sheets

	July 31,	July 31,	July 31,
	2010	2009	2008
ASSETS
Current assets:
Cash	$2,277	$2,697	$172
Prepaid expenses	6,521	1,325	3,290
Current assets attributable to discontinued operation		256,581
Total current assets	8,798	260,603	3,462

Property and equipment attributable to discontinued operation	-	601,801	-
Intangible assets attributable to discontinued operation	-	908,038	-
Total assets	$8,798	$1,770,442	$3,462

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable	$813,089	$70,222	$-
Loans from related parties	499	524,021	329,777
Accounts payable and accrued expenses	30,284	8,924	12,091
Accounts payable - related parties	271,533	233,794	18,181
Current liabilities attributable to discontinued operation		473,476
Total current liabilities	1,115,405	1,310,437	466,108

Noncurrent liabilities attributable to discontinued operation		835,695
Total liabilities	1,115,405	2,146,132	544,014

Stockholders’ equity (deficit)

Common stock, Class A voting shares, no par value, unlimited authorized, 18,382,500, 22,000,000 and 18,000,000 shares issued and outstanding, July 31, 2010, 2009 and 2008, respectively	147,297	437,637	68,797
Additional paid in capital	2,999,628	2,659,848	554,067
Deficit accumulated during the development stage	(4,253,532)	(3,560,200)	(1,164,447)
Accumulated other comprehensive income	-	17,322	1,031
Total stockholders' equity (deficit) attributable to shareholders of Viosolar Inc.	(1,106,607)	(445,393)	(540,552)
Minority interest in subsidiaries	-	69,703	-
Total stockholders’ equity	(1,106,607)	(375,690)	(540,552)
Total liabilities and stockholders' equity	$8,798	$1,770,442	$3,462

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Operations and Comprehensive Income (Loss)

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2010	2009	2008	July 31, 2009

Revenues	$-	$-	$-	$-

General and administrative expenses:
Stock-based compensation	418,280	2,105,782	544,067	3,068,129
Professional fees	80,175	55,134	106,686	317,600
Investor relations	-	662	56,841	57,503
Rent and utilities	18,188	44,960	79,606	182,148
Travel	27,110	25,669	31,404	100,251
Management fees	96,000	96,000	96,000	338,797
Depreciation	-	-	-	1,860
Other general and administrative expenses	25,518	50,423	50,225	135,336
Total operating expenses	665,271	2,378,630	964,829	4,201,625
Operating income (loss) from continuing operations	(665,271)	(2,378,630)	(964,829)	(4,201,624)

Other income (expense):
Interest income	-	-	-	1,876
Interest expense	(32,563)	(25,610)	(8,028)	(66,201)
Foreign exchange gain (loss)	6,732	6,257	(572)	12,417
Total other income (expense)	(25,831)	(19,353)	(8,600)	(51,908)

Income (loss) before taxes from continuing operations	(691,102)	(2,397,983)	(973,429)	(4,253,532)
Provision (credit) for taxes on income	-	--	-	-
Net income (loss) from continuing operations	(691,102)	(2,397,983)	(973,429)	(4,253,532)

(Loss) from discontinued operation, net of tax	(38,144)	3,936		(34,208)
Gain recognized on divestment of subsidiary	34,208	-	-	34,208
Net income (loss) from discontinued operation	(3,936)	3,936	-	-

Net income (loss)	$(695,038)	$(2,394,047)	$(973,429)	$(4,253,532)

Other comprehensive income, net of tax:
Net change in foreign currency exchange adjustments from continuing operations	(846)	(185)	1,031	-
Net change in foreign currency exchange adjustments from discontinued operations	(19,384)	19,384	-	-
Comprehensive income (loss)	$(715,268)	$(2,374,848)	$(972,398)	$(4,253,532)

Basic and diluted Earnings (loss) per common share – basic
Continuing operation	$(0.03)	$(0.13)	$(0.05)
Discontinued operation	$(0.00)	$(0.00)	$-
Weighted-average shares outstanding, basic	22,334,384	18,087,912	18,000,000

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock			Deficit	Accumulated	Subtotal
			Additional	Accumulated	Other	Before
	Class A		Paid	During the	Comprehensive	Noncontrolling	Noncontrolling
	Shares	Amount	In Capital	Development Stage	Income	Interest	Interest	Total

Inception, July 19, 2004		$-	$-	$-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	-	80,010	-	80,010
Development stage net income (loss)	-	-	-	(542)	-	(542)	-	(542)
Balances, July 31, 2004	18,000,000	80,010	-	(542)	-	79,468	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)	-	(12,966)
Balances, July 31, 2005	18,000,000	80,010	-	(13,508)	-	66,502	-	66,502

Contributed services	-	-	10,000	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)	-	(23,666)
Balances, July 31, 2006	18,000,000	80,010	10,000	(37,174)	-	52,836	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213)	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)	-	(153,844)
Balances, July 31, 2007	18,000,000	68,797	10,000	(191,018)	-	(112,221)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)	-	(973,429)
Other comprehensive income	-	-	-	-	1,031	1,031	-	1,031
Balances, July 31, 2008	18,000,000	68,797	554,067	(1,164,447)	1,031	(540,552)	-	(540,552)

Stock-based compensation	-	-	2,105,781	-	-	2,105,781	-	2,105,781
Investment in Energeiaki EPE	4,000,000	368,840	-	-	-	368,840	65,089	433,929
Development stage net income (loss) from continuing operation	-	-		(2,395,753)	-	(2,395,753)	1,706	(2,394,047)
Other comprehensive income	-	-	-	-	16,291	16,291	2,908	19,199
Balances, July 31, 2009	22,000,000	437,637	2,659,848	(3,560,200)	17,322	(445,393)	69,703	(375,690)

Shares issued for services	382,500	78,500	(78,500)			-		-
Stock-based compensation			418,280			418,280		418,280
Disposal (loss) of Energeiaki EPE	(4,000,000)	(368,840)		34,208	(84,791)	(419,423)	(81,659)	(501,082)
Development stage net income (loss)				(727,540)		(727,540)	(99)	(727,639)
Other comprehensive income (loss)					67,469	67,469	12,055	79,524
Balance, July 31, 2010	18,382,500	$147,297	$2,999,628	$(4,253,532)	$-	$(1,106,607)	$-	$(1,106,607)

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Cash Flows

				Cumulative Inception,
	Year Ended	Year Ended	Year Ended	July 19, 2004
	July 31, 2010	July 31, 2009	July 31, 2008	Through July 31, 2009

Cash flows from operating activities:
Net income (loss)	$(695,038)	$(2,394,047)	$(973,429)	$(4,253,532)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Non-cash management fees	-	-	-	10,000
Loss on disposal of subsidiary	-	-	-	-
Depreciation and amortization	-	-	-	2,657
Stock-based compensation	418,280	2,105,782	544,067	3,068,129
Changes in current assets and liabilities:
Prepaid expenses	(5,000)	(1,325)	(3,290)	(9,615)
Accounts payable and accrued expenses	14,265	(134)	10,135	26,222
Net cash flows from continuing operating activities	(267,493)	(289,724)	(422,517)	(1,156,139)
Net cash flows from discontinued operating activities	176,641	(10,007)	-	166,634
	(90,852)	(299,731)	(422,517)	(989,505)

Cash flows from investing activities:
Acquisition of computer equipment		-	-	(2,657)
Net cash flows from investing activities – continuing operation		-	-	(2,657)
Net cash flows from investing activities – discontinued operation	(199,121)	38,203		(160,918)
	(199,121)	38,203		(163,575)

Cash flows from financing activities:
Proceeds from sale of common stock		-	-	80,010
Change in deferred registration costs		-	-	(11,213)
Proceeds from short-term notes	6,899	6,978	77,906	91,783
Increase (decrease) in loans payable, related parties	263,139	297,076	332,534	1,014,232
Net cash flows from financing activities – continuing operation	270,038	304,054	410,440	1,174,812
Net cash flows from financing activities – discontinued operation	(9,317)	-	-	(9,317)
	260,721	304,054	410,440	1,165,495

Effect of foreign exchange on cash flows	(2,967)	(8,202)	1,031	(10,138)

Net cash flows	(32,219)	34,324	(11,046)	2,277

Cash and equivalents, beginning of period	34,496	172	11,218	-
Cash and equivalents, end of period	$2,277	$34,496	$172	$2,277

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-
Non cash transactions :
Refinance of loans payable, related parties	$748,922	$-	$-	$748,922

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

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

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of Energeiaki E.P.E. of Tripoli, Greece (the “E.P.E”). Upon the acquisition of E.P.E by Viosolar, the Company issued an aggregate of 4,000,000 shares of common stock of Viosolar. This acquisition opens the door for Viosolar into the photovoltaic marketplace in Greece.   As a result, Energeiaki E.P.E became a subsidiary of the Company at that point.

Energeiaki E.P.E. operates a photovoltaic solar company based in Tripoli, Greece. The company currently has one photovoltaic solar park of 100kw in operation. Energeiaki also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1 MW.

On July 31, 2010, the Company and the 15% shareholders of E.P.E. agreed to rescind the transaction completed on July 23, 2009 and the Company canceled the 4,000,000 shares of Viosolar issued to E.P.E. and returned its eighty-five percent equity interest to E.P.E.’s shareholders.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 1 - Organization and summary of significant accounting policies (cont’d):

Our plan is to become a global marketer of electricity generated from solar energy. The plan includes the construction, management, and operation of solar energy parks. Our immediate plans are to pursue the establishment of solar energy parks within Greece. We plan to take advantage of the numerous incentives in this sector offered by the Greek government, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members. Viosolar Inc. will concurrently pursue cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

Principles of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises.  The financial statements have been presented in U.S. dollars, which is our functional currency. Certain items in previous years have been reclassified to conform to the current year presentation.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Viosolar Inc. and its subsidiary for the year ended July 31, 2009. The disposal of the subsidiary was effective July 31, 2010.  Accordingly, its operations are included in 2010 operations, but all assets and liabilities have been disposed of as at July 31, 2010.

Accounting for subsidiaries – A subsidiary is an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiary acquired of during the year ended July 31, 2009 are included in the income statement from the effective date of acquisition. Where necessary, adjustments are made to the financial statements of subsidiary to bring its accounting policies into line with those used by the Company. All intra-company transactions, balances, income and expenses are eliminated on consolidation. Minority interest in the net assets of consolidated subsidiary are identified separately from the Company’s equity therein. Minority interests consist of the amount of those interests at the date of original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Company except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.  As stated elsewhere, the subsidiary was disposed of as of July 31, 2010.

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

Intangible assets – There were no intangible assets at July 31, 2010. Identifiable intangible assets are recognized when the Company controls the assets, it is probable that future economic benefits attributed to the asset will flow to the Company and the cost of the asset can be reliably measured. The estimated useful lives of the intangible assets owned at July 31, 2009 are as follows: Power purchase agreement and licenses are 20 years.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

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
July 31, 2010, 2009 and 2008

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

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include stock options described in Note 12, below, as the calculation would have been anti-dilutive.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 2 – Future operations:

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of E.P.E, a company operating in the photovoltaic marketplace in Greece.   At the date of the acquisition, E.P.E. has been in business for a period of approximately three (3) years, with revenue-generating operations from its first photovoltaic park having commenced effective September 2008, so that at the date of acquisition, E.P.E. had not yet completed a full twelve month cycle of revenue. The Company and 85% owned subsidiary E.P.E. were expected to continue to operate at a loss until such time as we are able to construct and operate a sufficient number of solar parks to allow for the generation of income adequate to cover all associated operating expenses and overhead.  During the fiscal year ended July 31, 2010, the Company did not raise any funds to construct up to 9 additional parks on existing lands and under the terms of both existing and pending licenses with anticipated total output upon project completion of up to 1.1 MW.   We do not presently have sufficient capital to implement our business plan.  As a result, at July 31, 2010 the Company and the shareholders of the minority interest in E.P.E. agreed to rescind the acquisition completed on July 23, 2009.   As of July 31, 2010, the Company’s financial statements reflect the discontinuation and disposal of E.P.E.

To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during this period while the plans are implemented.

At July 31, 2010, we had suffered losses from development stage activities to date approximating $4,253,000, and had negative stockholders’ equity of approximately $1,106,000, all of which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Discontinued Operation:

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares of E.P.E. being acquired. Upon the acquisition of E.P.E. by Viosolar, the Company issued 4,000,000 shares of its common. E.P.E. currently has one photovoltaic solar park of 100kw in operation, and also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1MV. E.P.E. has made applications for various clients representing over 10MW of potential production. As a result of the acquisition, Viosolar expected to enter into the photovoltaic marketplace in Greece.

On July 31, 2010, the Company and the 15% shareholders of E.P.E. agreed to rescind the transaction completed on July 23, 2009 and the Company canceled the 4,000,000 shares of Viosolar issued to E.P.E. and returned its eighty-five percent equity interest to E.P.E’s shareholders.

The results of the disposal of E.P.E and the cash flows from discontinued operations are presented under discontinued operations in the financial statements year ended July 31, 2010 and the prior year results have been restated accordingly.

The assets and liabilities connected with the disposal are as follows:

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 3 – Discontinued Operation: (continued)

At July 31, 2010	Book value ($)	Fair value adjustments ($)	Fair value ($)
Net assets
Land	42,797		42,797
Equipment & Leasehold improvements	807,929	(144,204)	663,725
Furniture and fixtures	20,644		20,644
Other intangible assets	5,551		5,551
Power purchase agreement	-	430,879	430,879
Licenses	-	431,932	431,932
Cash and cash equivalents	29,269		29,269
Trade and other receivable	80,157		80,157
Prepaid expense	235,078		235,078
Short-term borrowings	(361,222)		(361,222)
Trade and other payables	(232,679)		(232,679)
Trade deposits	(21,503)		(21,503)
Long-term borrowings	(667,172)		(667,172)
Long-term deferred tax liabilities	-	(151,387)	(151,387)
	(61,151)	567,220	506,069
Other comprehensive gain (loss)			(99,754)
Minority interest			(81,659)
Total consideration			324,656
Satisfied by cancellation of 4,000,000 common shares of Viosolar Inc.

The following table summarized all the assets and liabilities in fiscal year ended July 31, 2009 that have been disposed:
ASSETS
Current assets:
Cash	$31,799
Accounts receivable	58,862
Prepaid expenses	164,812
Other current assets	1,108
Total current assets	256,581

Property and equipment attributable to discontinued operation	601,801
Intangible assets attributable to discontinued operation	908,038
Total assets	$1,766,420

LIABILITIES
Current liabilities:
Short-term notes	$293,157
Current portion of long term notes	111,082
Accounts payable and accrued expenses	2,953
Customer deposit	66,284
Total current liabilities	473,476
Note payable, long term, net of 111,082 due within one year	684,308
Long-term deferred tax liabilities	151,387
Noncurrent liabilities attributable to discontinued operation	835,695
Total liabilities	$1,309,171

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 4 – Uncertainty in Greek economy:

Uncertainty surrounding the continuing financial instability with respect to the Greek government (the “Government”) raises certain doubts about the Government’s ability to perform under certain licensing arrangements and power purchasing contracts entered into between E.P.E. and the Government.  During fiscal 2009 the Company submitted to the Government six (6) of nine (9) possible license applications, and received approval for 3 licenses, as it relates to the construction and operation of photovoltaic parks in Greece.  These license approvals contain a provision for retroactive contribution from the Greek government of up to 40% of the construction costs of the park in cash upon meeting certain criteria. Additionally, power purchase agreements for the electricity produced by the currently operating park, and future parks, are with DESMIE, the Greek utility. Under current economic conditions, the ability of the Greek government to effectively perform under these contracts remains unknown.  The Company has not yet determined the impact this uncertainly may have on these financial statements, and as such, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 5 – Prepaid Expense:

A summary of prepaid expense as of July 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Advance to supplies	$-	$164,812	$-
Lease deposit	1,325	1,325	3,290
Others	5,196	-	-
	$6,521	$166,137	$3,290

Note 6 – Property, plant and equipment

As of July 31, 2010, the Company disposedits 85% equity interest in E.P.E. (Ref Note 3 – Discontinued operation).

Property, plant and equipment consist of the following:

	7/31/2010	7/31/2009
Land	$-	$42,797
Equipment & Leasehold improvements	-	563,218
Furniture and fixtures	-	42,782
Total	-	648,796
Less accumulated depreciation/amortization	-	(46,995)
Property, plant and equipment, net	$-	$601,801

Note 7 – Commitments:

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 7 – Commitments: (continued)

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,383 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. During the fiscal year 2010, the company paid total $16,645 (€12,450) plus applicable taxes and utilities.

Note 8 – Notess payable

A summary of notes payable as of July 31 are as follows:

	2010	2009
Christos Grigoriou	$64,167	$78,507
Various third parties	748,922	-
	$813,089	$78,507

On June 23, 2008, we borrowed US $64,167 (€50,000) from Mr. Christos Grigoriou, a resident of Trikala, Greece. The loan was due and payable in full on May 23, 2010, bore interest at 10% per annum payable at maturity, and was unsecured. Upon maturity, the term of the loan was extended for an additional year on the same terms. At July 31, 2010, the outstanding loan balance was US$64,167 (€50,000). Accrued interest totaling US$15,184 (€10,833) is included on the Company’s balance sheets as accounts payable.

On July 31, 2010 Mr. Rick Walchuk, Mr. Michael Soursos and Bruca Trading Ltd. entered into Assignment and Assumption Agreements with several third parties whereby they assigned the following amounts due and payable to each of them to the third parties (Refer to Note 13 – Related Party Transactions):

Rick Walchuk	$619,863
Michael Soursos	93,059
Bruca Trading Ltd.	36,000
$748,922

As a result these amounts have been reclassified on the Company’s balance sheet from Loans Payable – Related Parties and Accounts Payable – related parties to Notes Payable.  The notes are due on demand, bear interest at 5% per annum and are unsecured.

Note 9 –Intangible Assets:

As indicated above, as of July 31, 2010, the Company  disposed of its 85% equity interest in E.P.E. (Refer to Note 3 – Discontinued operation).  As a result, intangible assets for the year ended July 31, 2010 were Nil.  Intangible assets for the year ended July 31, 2009 consisted of the following:

		July 31, 2009 (US$)
	Estimated		Accumulated	Net
	Lives (years)	Cost	amortization	Book Value
Power Purchase Agreement	19	$454,500	$500	$454,000
Licenses	20	454,500	500	454,000
		$909,000	$1,000	$908,000

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 10– Taxes on Income:

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

For the year ended July 31, 2010, the Company is subject to income taxes in Canada and Greece.  The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31, 2010	July 31, 2009	July 31, 2008
Refundable Canadian income tax attributable to:
Current operations	$181,362	$721,371	$205,000
Nondeductible expenses		-	-
Timing differences, Stock based compensation	(142,215)	(715,966)	(185,000)
Less, Change in valuation allowance	(39,147)	(5,405)	(20,000)
Net refundable amount	$-	$-	$-

The provision for refundable Greek income tax consists of the following:

	Year Ended July 31, 2010	Year Ended July 31, 2009	Year Ended July 31, 2008
Refundable Greek income tax attributable to:
Current operations	$39,300	$74,200	$92,500
Nondeductible expenses	-	-	-
Less, Change in valuation allowance	(39,300)	(74,200)	(92,500)
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of July 31, 2009, 2008 and 2007 are as follows:

	July 31, 2010		July 31, 2009		July 31, 2008
	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%
Deferred tax asset attributable to:
Net operating loss carryover	$125,552	$206,000	$86,405	$166,700	$81,000	$92,500
Less, Valuation allowance	(125,552)	(206,000)	(86,405)	(166,700)	(81,000)	(92,500)
Net deferred tax asset	$-	$-	$-	$-	$-	$-

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 10– Taxes on Income: (continued)

At July 31, 2009, the Company has the following estimated operating losses by segment:

	July 31, 2010		July 31, 2009		July 31, 2008
	Canada	Greece	Canada	Greece	Canada	Greece
Operating Loss	$115,137	$158,531	$15,896	$296,822	$59,036	$370,325

At July 31, 2010, we have approximately $371,087 of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, which expire beginning in 2024.

At July 31, 2010, we have approximately $825,678 of future losses for tax purposes in Greece that do not have an expiration date and which are available to reduce taxable income in future periods.

Note 11 – Issuance of shares and warrants:

As of July 31, 2010, the Company had issued shares of its Class A, voting, no par value common stock as follows:

Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software license*	13,990,000	$0.000000715	$10
07/19/04	Shares issued for cash and software license*	10,000	0.000000715	-
07/21/04	Shares issued for cash	1,875,000	0.02	37,500
07/23/04	Shares issued for cash	1,300,000	0.02	26,000
07/26/04	Shares issued for cash	625,000	0.02	12,500
07/28/04	Shares issued for cash	200,000	0.02	4,000
07/31/07	Deferred registration costs charged against proceeds	-	-	(11,213)
07/23/09	Shares issued for acquisition	4,000,000	0.09221	368,840
08/25/09	Shares issued under stock option/awards plan	332,500	0.20	66,500
02/01/10	Shares issued under stock option/awards plan	50,000	0.24	12,000
07/31/10	Shares cancellation for disposal	(4,000,000)		(368,840)
07/31/10	Cumulative Totals	18,382,500		$147,297

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 11 – Issuance of shares and warrants: (continued)

On July 31, 2010, the Company rescinded its acquisition of E.P.E. and cancelled the 4,000,000 shares of its common issued to E.P.E. previously.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares had been issued at the date of the financial statements.

Note 12 – Stock options and stock awards

Stock Options and Stock Awards

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 2,700,000 options. The 2007 Plan provides for the granting of restricted stock awards and options to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $2.25 and have a term not to exceed five years. All options and awards are subject to various vesting schedules. On May 26, 2009, the Company’s Board of Directors approved, and on in September 2009 the shareholders approved, that the stock options as previously granted under the 2007 Plan were to be re-priced at $0.40 per share, which action was undertaken.

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 2,700,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan is intended to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to an administrator and not at the price of $0.40 per shares.  The following table summarizes information concerning stock options outstanding as of July 31, 2010:

	For the year ended
	July 31, 2010		July 31, 2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	2,015,000	$0.40	1,715,000	$0.40
Granted	-	-	450,000	0.40
Exercised	-	-	-	-
Expired or cancelled	-	-	150,000	0.40
Outstanding at end of year	2,015,000	$0.40	2,015,000	$0.40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$0.40	1,007,500	1.5	1,007,500
$0.40	1,007,500	2.0	1,007,500
Total	2,015,000	1.75	2,015,000

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 12 – Stock options and stock awards (continued)

Stock Options and Stock Awards (continued):

Restricted stock awards are granted subject to certain restrictions, including in some cases service conditions. The grant-date fair value of restricted stock awards, which has been determined based upon the market value of the Company’s shares on the grant date, is expensed over the vesting period.

The following table summarizes information on the Company’s restricted stock:

	Shares	Weighted Average Grant Date Fair Value

Unvested, at July 31, 2009	382,500	$1.63
Granted	-
Vested	382,500
Forfeited	-
Unvested, end of year	-	$-

The Company recognized stock-based expense of $418,280 ($2,105,782-2009). The following table summarizes information related to stock compensation expense recognized in the income statement:

(In thousands)	2010	2009
General and administrative	$418,280	$2,105,782
Investor relations	-	-
Stock-based compensation expense	$418,280	$2,105,782

If not previously exercised or canceled, options outstanding at July 31, 2010 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2013	$0.40	$0.40	1,565,000	$0.40
Year Ending July 31, 2014	$0.40	$0.40	450,000	$0.40

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 12 – Stock options and stock awards: (continued)

Stock Options and Stock Awards (continued):

Valuation Assumptions (continued):

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

Note 13 – Related party transactions:

During the fiscal year ended July 31, 2010, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $106,677 for the Company’s operation. As at July 31, 2010 the Company owed Mr. Walchuk an amount totaling $619,863 ($487,522 – 2009) including accrued interest. On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest totaling $25,664 (2009-$25,352) in respect of amounts advanced to the close of the fiscal year. On July 31, 2010, Mr. Walchuk reached Assignment and Assumption Agreements with several third parties whereby Mr. Walchuk assigned the entire amount of $619,863 to these parties.  As a result the debt has been reclassified on the Company’s balance sheet to Notes Payable (Please see Note 8).

During the fiscal year ended July 31, 2010, the Company accrued management fees totaling $96,000 ($96,000 – 2009) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $205,000 owing to Mr. Walchuk and an amount of $93,059 owing to Mr. Soursos.  On July 31, 2010, Mr. Soursos reached an Assignment and Assumption Agreement with a third-party whereby Mr. Soursos assigned the amount of $93,059 to the third-party. As a result the debt has been reclassified on the Company’s balance sheet to Notes Payable (Please see Note 8).

During fiscal year ended July 31, 2010 the Company accrued invoices for services totaling $34,798 (2009 - $13,554) from a Company for which a director acts as a consultant.  The Company did not make any cash payments. The totaling amount of $66,533 is included on the Company’s balance sheet as Accounts payable – related party.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 13 – Related party transactions: (continued)

During the years ended July 31, 2008 and 2007 respectively, we incurred $72,000 and $36,000 in rent under a month to month sublease for office space with Bruca Trading, Limited.  Two directors of the Company also act as consultants to Bruca Trading Ltd.(the “Bruca”) The lease agreement was terminated on September 15, 2008. At July 31, 2009, $36,000 was unpaid under the agreement.  On July 31, 2010, Bruca reached an Assignment and Assumption Agreement with a third-party whereby Bruca assigned the amount of $36,000 to the third-party and as a result, the amount has been reclassified on the Company’s balance sheet to Notes Payable (Please see Note 8).

Note 14 - New accounting pronouncements:

On September 25, 2008, the FASB proposed FSP FAS 144-d – “Amending the Criteria for Reporting a Discontinued Operation”. The proposed FASB Staff Position (FSP) would converge the definition and disclosure requirements of a discontinued operation with IFRS. The proposed FSP would amend the definition of a discontinued operation that establishes when a component of an entity would be reported in the discontinued operations section of the income statement in accordance with ASC 205-20, Presentation of Financial Statements — Discontinued Operations. Based on subsequent deliberations, the Board decided that a discontinued operation is a component that has either been disposed of or is classified as held for sale and: (1) Represents a separate major line of business or major geographical area of operations; (2) Is part of a single coordinated plan to dispose of a separate major line of business or major geographical area of operations; or (3) Is a business that meets the criteria to be classified as held for sale on acquisition. The proposed FSP would eliminate certain existing requirements for discontinued operations classification; specifically, that (a) the cash flows of the component are eliminated after disposal and (b) significant continuing involvement is prohibited. The proposed FSP requires additional disclosures for all components of an entity that either have been disposed of or are classified as held for sale. In subsequent deliberations, the Boards had agreed on proposed effective dates in 2011. However, in conjunction with their modified convergence strategy announced in June 2010, the Boards decided to align this project’s timetable with their joint project on overall financial statement presentation. As a result, a proposed ASU is not expected until the first quarter of 2011, with a final standard expected by the end of 2011.

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Note 15 - Subsequent events:

On October 1, 2010 the Company entered into a Memorandum of Understanding (the “MOU”) with Mr. Konstantntinos Papadias (“Papadias”), a resident of Tyros, Greece, whereunder Papadias agreed to make available a total of 150,000 square meters of land in the Municipality of Tyros, Greece for the implementation of a Photovoltaic Park. The MOU further provides that:

-
The Company, at its sole expense, conduct research on the feasibility of the Photovoltaic Park (the “Study”) to determine the viability of the project and potential for annual electric output to be reviewed by Papadias no later than 12 months from the date of the MOU ;

-
Papadias allow unobstructed access to the land area for purposes of such feasibility study and provide ownership documentation, land titles and other such documentation as to confirm the land available for development free of any burden or barrier to development;

-
Following the completion of the Study, should the viability of the proposed Photovoltaic Park be confirmed, the parties agree to enter into a Cooperation Contract whereby the land will be subject to a long-term lease, the parties agree to cooperate to obtain any and all necessary licenses,  and any and all such other terms to be negotiated at that time.

In consideration of the above noted terms, the Company agrees to pay to Papadias the sum of 100 Euros upon execution of the MOU; a further 100,000 Euros over a period of ten (10) years commencing twelve months from the original signing of the agreement; and, a royalty of 5% of any net revenues derived from any operations on the leased lands.

In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through March 15, 2011, and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

ITEM 19.  EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with Viosolar Inc.’s Form 6-K filed on July 16, 2007
3.3	Bylaws	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form F-1 filed on October 14, 2004
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
4.2	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders September 23, 2009	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form 6-K filed on September 9, 2009.
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with Viosolar Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
10.3	Purchase and Sale Agreement between the Company and Energeiaki E.P.E., and Amended Articles of Incorporation of Energeiaki E.P.E., dated July 23, 2009.	Incorporated by reference to the Annual Report filed on Form 20-F on March 17, 2010.
10.4	Memorandum of Understanding between the Company and Konstantntinos Papadias dated October 1, 2010	Filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Financial Officer	Filed herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer	Filed herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Financial Officer	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.
By:	/s/Rick Walchuk
Name:	Rick Walchuk
Title:	President, Chief Executive Officer, and Director (Principal Executive Officer)
Date:	March 17, 2011