Form 20-F
period 2011-07-31
VIOSOLAR INC.
filed 2012-01-31
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2011

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

Rick Walchuk Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece Tel: (708) 357-4891 Fax: (403) 272-3620
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

18,382,500 common shares outstanding as of July 31, 2011

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

Yes	[X]	No	[ ]

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

Measurement & Currency

Certain of the transactions undertaken by the Company for fiscal years 2011, 2010, 2009, 2008 and 2007 were in Euros and certain of the transactions for fiscal year 2006 were in Canadian dollars (“CDN”).  Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank.  These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate.  These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro.

The nominal rate for a Canadian dollar as of December 6, 2011 was US$0.9884, and the nominal rate in Euros as of December 6, 2011 was US$1.343

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

	December 2011	November 2011	October 2011	September 2011	August 2011	July 2011
High for period ($CDN)	0.9905	0.9876	1.0065	1.0254	1.0438	1.0583
Low for period ($CDN)	0.9619	0.9536	0.9430	0.9626	1.0091	1.0343
High for period (Euros)	1.3511	1.3809	1.416	1.4285	1.4487	1.45
Low for period (Euros)	1.2889	1.3229	1.3181	1.343	1.4143	1.3975

The average noon nominal rate for each of the five years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	July 31,
	2011	2010	2009	2008	2007
$CDN Average for period	1.0066	0.9533	0.8505	0.9959	0.9749
Euros Average for period	1.3757	1.3811	1.3585	1.5007	1.3190

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

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2011, 2010, 2009, 2008 and 2007.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31, (US$)
	2011	2010	2009	2008	2007
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Operating Income (loss) from Continuing Operations	(215,282)	(665,271)	(2,378,630)	(964,829)	(154,552)
Other Income (expense)	(45,842)	(32,563)	(25,610)	(8,028)	-
Net Income (loss) from discontinued operation, net of tax	-	(3,936)	3,936	-	-
Net Income (loss)	(272,195)	(695,038)	(2,394,047)	(973,429)	(153,844)
Net Income (loss) from Operations per share	(0.01)	(0.03)	(0.13)	(0.05)	(0.01)
Net Income (loss) from Discontinued operations per share	(0.00)	(0.00)	(0.00)	-	-

As at July 31, (US$, except number of common shares issued and outstanding)
	2011	2010	2009	2008	2007
Total Assets	1,423	8,798	1,770,442	3,462	11,218
Total Stockholders' Equity (Deficit)	(1,378,802)	(1,106,607)	(375,690)	(540,552)	(112,221)
Attributable to Viosolar Shareholders	(1,378,802)	(1,106,607)	(445,393)	(540,552)	(112,221)
Attributable to Subsidiary Minority Interest	-	-	69,703	-	-
Capital Stock	147,297	147,297	437,637	68,797	68,797
Number of Common Shares	18,382,500	18,382,500	22,000,000	18,000,000	18,000,000

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

While our Company has been incorporated since 2004, we are still a development stage company and generated only minimal revenue from discontinued operations..  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  We are an international renewable energy source company.  Our Company is based in Athens, Greece. Viosolar’s planned operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in suitable locations in South and South East European Union Countries.  We are in the process of attempting to secure licenses for these solar parks through in-house applications and land leases/acquisitions, purchasing of existing licenses or companies holding such licenses, or joint ventures with existing license holders. Our initial objective is to build and operate photovoltaic parks of up to 20MW total installed capacity, commencing in Greece.  In addition to Greece, our target markets are Bulgaria, Romania, Kosovo, Cyprus, Italy, Spain, Portugal, and France.   Our Company also continues to assess the viability of other alternative energy projects to complement our green energy mandate. During the fiscal year ended July 31, 2009, we acquired an 85% interest in a Greek company, Energiaki that is involved in the operations of solar parks, holds licenses for further development of solar parks and consults to other potential licensees for solar parks in Greece.  As at the date of the filing of this annual report we agreed with the 15% shareholders of Energiaki to rescind the July 23, 2009 acquisition effective July 31, 2010, having been unable to raise the required funding for the Energiaki project.  We currently have one property which we believe will be suitable for the construction of a solar project, however, unless we can raise funding this project will not progress.

Since we have generated minimal revenue from discontinued operations, and may never generate any revenue,  investors take the risk that our new business may never be able to make a profit or take a very long time to do so.

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

We plan to operate and further develop solar energy parks.  Purchasing and leasing land, acquisition of licenses, construction, management, operations and testing of solar energy parks, which have not yet been built, will require a substantial investment of capital, currently estimated by us to be approximately $40 million Euros (approximately USD$53.7 million as at November 30, 2011), which we intend to fund with the net proceeds from debt or equity offerings, or other funding avenues that our Company may deem acceptable.  The successful completion and operation of solar energy parks will require substantial engineering resources and will be subject to significant risks, including risks of cost overruns and delays, and the possibility that the solar energy parks may never be completed or operational.  We may never be able to operate solar energy parks in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of equipment to build the solar energy parks or hire and train the additional employees and management needed to operate the solar energy parks.  We also may face insurmountable challenges or incur unforeseen expense as when we try to achieve performance results from our planned solar energy parks.  Failure to meet our development objectives could materially and adversely affect our business, results of operations and financial condition.

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

As of the date of this annual report, our Company has no revenues from its proposed business, having only generated minimal revenues from discontinued operations, and significant revenues are not expected in the next 12 months or longer.  On a going-forward basis and until we either generate significant revenues or conduct some sort of financing, we expect our operating expenses to average approximately USD$10,000 per month. We do not presently have sufficient funds to be able to fund our operating costs.  We have to date relied predominantly on loans to fund operations.  We will be required to continue to raise funds for operations either by way of loans or by equity financings.  We have no certainty of raising any such funds and our Company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2011, we have incurred aggregate net losses of $4,525,727.  We also incurred a loss from operations for each of the years ended July 31, 2010 through 2004.  There is no assurance that we will operate profitably or will generate positive cash flow in the future.  In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn significant revenues upon the successful implementation of our business plan, we expect to continue to incur development costs and operating costs.  Consequently, we expect to incur operating losses and negative cash flow until our solar energy production is of sufficient quantity to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner.  These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2011, financial statements.  Our audited financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

Our common stock is quoted on the OTC Bulletin Board under the symbol ”VIOSF” and on the Berlin stock exchange under the symbol SDE.  Even though the stock is quoted, there is no assurance a liquid market will develop.  If a market does develop for the common stock, at best, it may offer very minimal liquidity for the shares.  If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common stock that they have purchased and they may lose all of their investment.  Public announcements regarding our Company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common stock to fluctuate substantially.  In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

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

ITEM 4.       INFORMATION ON THE COMPANY

History and Development of the Company

Viosolar Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.  Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece.  Our telephone contact is +30 210 981 4343.

Our registered agent in the Province of Alberta, Canada is  Filer Support Services Inc., of 5614E Burbank Road SE, Calgary, Alberta, Canada T2H 1Z4.

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

On October 1, 2010, we entered into a memorandum of understanding with Mr. Konstantinos Papadias,  a resident of Tyres Greece, whereby we obtained the right to  conduct research to determine the feasibility for the construction of a Photovoltaic Park.  We have not yet undertaken any research on this property as we have not had sufficient funds available to do so.

We are currently reviewing a number of other acquisition opportunities, the majority of which will be based in Greece.

Business Overview

Nature of Operations and Principal Activities

In March 2007, there was a change of control in our Company and the new management determined not to pursue the then current business of the Company and to pursue the development of solar parks in the European Union and particularly in Greece.  The new company structure was established, and a base of operations was established in Greece together with the initial implementation of our business plan.

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

Through to the fiscal year ending in July 2011, several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated. Based on our ability to fund such projects, we have entered into only one memorandum of understanding subsequent to the fiscal year end with Mr. Konstantinos Papadias whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park.  The property approximately 150,000 square meters in the region of the Municipality of Tyros of Arkadia County.

We have as of the date of the filing of this report been unable to raise the funds required for any review of our current project and we will be required to raise funds to undertake topographic studies, measuring solar capacity, conducting technical studies relative to the installation and connection of the Photovoltaic Park into the electric network, estimating the annual electric energy produced and any other activity necessary for the examination of the feasibility of the Park's implementation.

This agreement will expire on October 1, 2012.   To date, we have not yet commenced any study as we are attempting to raise capital to do so.  Upon completion of the study we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease.  Should we raise the funds required for the required study and determine to proceed with a form agreement then we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property.

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

Property, Plants and Equipment

 On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,439(€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. During the fiscal year 2011, the Company paid a total of $2,580(€ 2000) plus applicable taxes and utilities and is in arrears $15,111 (€10,500).

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

Overview

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations.  To maintain minimal operations we will need to raise $120,000, however, this funding will not allow us to undertake the required review of our current project.   The amount of funding expected to be required for that review is an additional $10,000, therefore to just undertake the review and maintain minimal operations we will need to raise $130,000. Our monthly operating costs are expected to be approximately $10,000 per month and are not expected to exceed this level within the next 12 months, subject to additional operating costs that ensue as a result of possible acquisitions or other business development activities.  At this time we cannot be assured of any business opportunities being concluded as we do not have sufficient capital to progress our business plan.  To date, we have been funding our Company primarily by way of related party loans.  There can be no assurance that we will be able to continue to do so or that we will be able to find other means of financing for operations.   Based on the Company’s inability to undertake its business plan due to lack of funding and the loss of certain of our Directors and Officers over the past two years, management has recommended that the Company seek other management with potentially new business prospects.   At this time, it is unknown if this will occur and until such time a change of control or a change of business should occur, the Company intends to maintain its current operations and attempt to raise the funds to further its current business plan.

Operating Results

There have been revenues totaling $160,842 from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2011. These revenues have been reflected in our financial statements as discontinued operations due to the rescission of the Energiaki acquisition. Viosolar realized net losses for the 12-month period ended July 31, 2011, of $272,195 as compared to net losses of $695,038 for the 12-month period ended July 31, 2010 and net losses of $2,394,694 for the 12-month period ended July 31, 2009.  In 2011 compared to 2010, the decrease in the net losses was mainly attributable to a decrease of stock compensations expenses from $2,105,782 (2009) to $418,280 (2010) and nil (2011).

Loss from continuing operations decreased from $2,378,630 (2009) to $665,271 (2010) to $215,282 (2011)   These decreases year over year from 2009 are  due to the  are attributed to a decrease in general and administrative expenses from $2,227,496 (2009) to $489,096 (2010) and $30,507 (2011)  and for fiscal 2010 and 2011 were offset by an increase in professional fees $80,175 (2010) to $88,775 (2011). The decreases in general and administrative expenses was as  a result of management’s efforts to reduce expenses, mainly due to the discontinued operations of Energiaki and the reduction in operational overhead as the Company downsized its operations and offices.

Viosolar had total assets of $1,423 at July 31, 2011, as compared $8,798 at July 31, 2010 and $1,770,442 on July 31, 2009, which increase in 2009 and decrease in 2010 was attributable almost entirely from the integration of EPE’s assets in 2009, then subsequent disposition in 2010.  Cash balance was $98 on July 31, 2011, compared to 2,277 in the year ended July 31, 2010, and $ 2,697 in the year ending July 31, 2009.  Net current assets attributable to the discontinued operation of EPE were $256,281 at July 31, 2009.

Viosolar had total current liabilities of $1,380,225 as at July 31, 2011, compared to $1,115,405 at July 31, 2010 and $1,310,437 at July 31, 2009.  Notes payable increased to $840,824 (2011) from $ 813,089 (2010) and $70,222 (2009) primarily due to the assignment of loans payable from related parties to outside third parties.  Loans from related parties increased to $35,511 (2011) from $499 (2010), and decreased for 2011 from the loans from related parties of $524,021 (2009), this decrease was due to the assignment of related party loans to outside non-related parties and account payable and accrued expenses increased to $124,653 (2011) from $30,284 (2010) and $ 8,924 (2009).  The accounts payable increases year over year is due to a lack of available capital to pay obligations as they come due. Accounts payable related parties increased to $379,237 (2011) from $271,533 (2010) and $ 233,794 (2009).   The increase in accounts payable related parties is due to management fees accruing but remaining unpaid due to a lack of available funds. Net current liabilities attributable to the discontinued operations of EPE were $473,476 at July 31, 2009.

Liquidity and Capital Resources

At July 31, 2011, Viosolar had a working capital deficit of $1,379,802, compared to a working capital deficit of  $1,106,607, as of July 31, 2010 and a working capital deficit of $1,049,834 at July 31, 2009. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations.  We expect to expend $120,000 on general and administrative expenses in the 2012 fiscal year and will require $2,800,000 to undertake the review of our current project and commence execution of our business plan, however we do not presently have sufficient funds to meet this requirement.  There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.

The Company will  continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including the MOU we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range in order to fund our medium term goals, that being the initial launch of the planned PV park to production, with additional funds being required for other projects that we may become a party to.

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

Tabular Disclosure of Contractual Obligations

Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-0-	-0-	-0-	-0-	-0-
Capital (Finance) Lease Obligations	-0-	-0-	-0-	-0-	-0-
Operating Lease Obligations	42,748	20,853	21,895	-0-	-0-
Purchase Obligations	-0-	-0-	-0-	-0-	-0-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	-0-	-0-	-0-	-0-	-0-
Total	42,748	20,853	21,895	-0-	-0-

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward-looking statement as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information in respect of our directors and executive officers, as of the date of filing:

Name	Age	Position	Date Elected
Rick Walchuk Suite 6, 8 Metamorfoseos Street 17466 Alimos, Athens, Greece	54	President, Chief Executive Officer, Director	March 14, 2007
Michael Soursos 13 Theotoki 17455 Alimos, Athens, Greece	46	Secretary/Treasurer, Director	March 14, 2007
Jenifer Walchuk 3416-34 Ave. SW Calgary, Alberta, Canada T3E 0Z5	30	Chief Financial Officer, Director	July 31, 2011

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

Currently, Mr. Walchuk is also an officer and director of New America Energy Corp., a reporting issuer in the United States currently quoted on the OTCBB.

Mr. Michael Soursos
Mr. Soursos has been the Secretary and a director of our Company since March 14, 2007.  Mr. Soursos is   a private businessman located in Athens, Greece.  From April 2004 to June 2006, he was President of a private research and development laboratory located in Athens, Greece.

Mr. Soursos is not an officer or director of any other reporting issuers.

Jenifer Walchuk
Ms. Walchuk has been a director and the Chief Financial Officer of our company since July 31, 2011. Ms. Walchuk is currently employed as Office Administrator with a Calgary based architect firm. She has held that position since December 2010. Prior to that Ms. Walchuk was enrolled in Mount Royal College in Calgary, Alberta taking Business Administration.

Ms. Walchuk is not an officer or director of any other reporting issuers.

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

Jenifer Walchuk our CFO and director is the daughter of Rick Walchuk our President and director.  There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.  No officer or director, and no promoter or significant employee of our Company, has been involved in legal proceedings that would be material to an evaluation of our management. None of our directors has been involved in any bankruptcy or criminal proceedings.  None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the 2011 fiscal year.  With the exception of those noted below, no executive officer of Viosolar Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

Name	Fees Earned or Paid in Cash ($)		Stock Options ($)		Option Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Rick Walchuk President & Director	60,000	(1)	-0-		-0-	-0-	-0-	-0-	60,000
Jacqueline Danforth Director and CFO Resigned June 15 2011	-0-		-	(4) -0-	-0-	-0-	-0-	-0-	-0-
David Little Director Resigned January 31, 2011	-0-		-0-)		-0-	-0-	-0-	-0-	-0-
Michael Soursos Director and Secretary	36,000	(1)	-0-		-0-	-0-	-0-	-0-	36,000
Jonathan Bradley Director Resigned June 15, 2011	-0-		-0-		-0-	-0-	-0-	-0-	-0-
Jenifer Walchuk Director and CFO As of July 31 2011	-0-		-0-		-0-	-0-	-0-	-0-	-0-
Trevor Countryman Director and CFO (June 15 to July 31 2011)	-0-		-0-		-0-	-0-	-0-	-0-	-0-

(1)	These amounts were accrued and remain outstanding in the amount of $96,000 as at the date of this report.

We have not paid any other compensation to any other members of its management, administrative or supervisory bodies.

No directors receive any form of compensation in their capacity as directors of Viosolar Inc. beyond that identified above in the form of fees, stock awards or stock options.

Board Practices

Our directors are elected to serve until the next annual meeting of shareholders or until their successors have been elected.  Our executive officers are elected annually by our board of directors and hold such positions until the following year or until his successor is duly elected by our board of directors, at its discretion.  Mr. Walchuk and Mr. Soursos have each served as a director of our Company since March 14, 2007.  Ms. Walchuk has served since July 31, 2011.

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

Share Ownership

The following table sets forth information, as of December 15, 2011, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A Common	Rick Walchuk	5,795,400(2)	31.52%
Class A Common	Michael Soursos	677,500(5)	3.68%
Class A Common	Jennifer Walchuk	-0-	-0-
(1)	Based on 18,382,500 shares of common stock outstanding.
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

No options were granted during the fiscal year ending July 31, 2011.  As at July 31, 2011 a total of 372,500 stock awards remain unissued from the awards approved for issuance during the fiscal years ended July 31, 2008 and 2009.

Together with the cancellations noted above, as at July 31, 2011, a total of 2,700,000 shares of Class A common stock had been granted under the 2007 Stock Option Plan, and 70,000 stock options have been granted under the 2009 Stock Option Plan.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of January 25, 2012, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A Common	Rick Walchuk	6,420,400(2)	33.78%
Class A Common	Michael Soursos	1,302,500(3)	6.85%

(1)
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities.   All shares of common stock subject to options or warrants exercisable within 60 days of January 25, 2012 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.  Subject to the paragraph above, the percentage ownership of outstanding shares is based on 18,382,500 shares of common stock outstanding as of July 31, 2011, which amount does not include a total of 372,500 shares which are pending issuance in respect of certain stock awards earned in fiscal 2010.

(2)
Shares held by Mr. Walchuk include a total of 500,000 stock options which are fully vested and available for exercise up until May 25, 2013 at a price of $0.40 per share, as well as 125,000 stock awards earned during the fiscal year ended July 31, 2010 which remain unissued as at the date of this report.

(3)
Shares held by Mr. Soursos include a total of 500,000 stock options which are fully vested and available for exercise up until May 25, 2013 at a price of $0.40 per share, as well as 125,000 stock awards earned during the fiscal year ended July 31, 2010 which remain unissued as at the date of this report.

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

Related Party Transactions

During the most recently completed fiscal year ended July 31, 2011 and to the date of this report where practicable, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Viosolar had, or is to have a direct or indirect material interest, are as follows:

During the fiscal year ended July 31, 2011, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $35,129 for the Company’s operations. As at July 31, 2011 the Company owed Mr. Walchuk an amount totaling $35,951,  including accrued interest in respect of these advances.

During the fiscal year ended July 31, 2011, the Company accrued management fees totaling $96,000 to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $265,000 owing to Mr. Walchuk and an amount of $36,000 owing to Mr. Soursos.

During fiscal year ended July 31, 2010 the Company accrued invoices for services totaling $10,882 (2009 - $34,798) from International Securities Group Inc., a company for which a former director acts as a consultant. The Company did not make any cash payments. The total amount of $77,415 is included on the Company’s balance sheet as Accounts payable – related party.

Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

Consolidated Statements, and Other Financial Information

The required audited financial statements for the fiscal year ended July 31,  2011 and  2010 are provided at the end of this annual report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2011.

ITEM 9.      THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "VIOSF”.  Our Class A common stock was initially quoted on January 3, 2006.  We also trade on the Berlin exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.

We have no other classes of stock quoted on any markets.

Following are the annual high and low market closing bid prices for our common stock presented for the four most recent fiscal years.  There was no trading in our Class A common stock in the prior fiscal years.

Period	High	Low
Fiscal Year 2007 (Aug 06 – Jul 07)	$2.75	$0.10
Fiscal Year 2008 (Aug 07 – Jul 08)	$2.65	$1.25
Fiscal Year 2009 (Aug 08 – Jul 09)	$1.30	$0.15
Fiscal Year 2010 (Aug 09 – July 10)	$0.98	$0.10
Fiscal Year 2011 (August 10-July 11)	$0.49	$0.20

Following are the high and low market prices for our common stock presented for each full financial quarter for the three most recent fiscal years and subsequent periods.

Period	High	Low
May 1, 2009 to July 31, 2009	$0.40	$0.16
August 1, 2009 to October 31, 2009	$0.98	$0.35
November 1, 2009 to January 31, 2010	$0.75	$0.15
February 1, 2010 to April 30, 2010	$0.50	$0.10
May 1, 2010 to July 31, 2010	$0.45	$0.30
August 1, 2010 to October 31, 2010	$0.54	$0.15
November 1, 2010 to January 31, 2011	$0.48	$0.48
February 1, 2011 to April 30, 2011	$0.48	$0.48
May 1, 2011 to July 31, 2011	$0.44	$0.20
August 1, 2011 to October 31, 2011	$0.42	$0.15

Following are the high and low closing bid prices for each of the most recent full six months.

Month	High	Low
June 2011	$0.44	$0.20
July 2011	$0.42	$0.15
August 2011	$0.42	$0.15
September 2011	$0.42	$0.15
October 2011	$0.42	$0.15
November 2011	$0.43	$0.15

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
Certain transactions relating to our common stock would be exempt from the Investment Canada Act, including:

(1)	the acquisition of our common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;
(2)
the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(3)
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

ITEM 15T.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rules 13a-15(e) and 15d-15(e).  Based upon this evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of July 31, 2011, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that required information to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that required information to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2011.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of August 31, 2011, our internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of August 31, 2011:

1)
Lack of an independent audit committee or audit committee financial expert, and no independent directors.  We do not have any members of the Board who are independent directors and we do not have an audit committee.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management;

2)
Inadequate staffing and supervision within our bookkeeping operations.  We have one consultant involved in bookkeeping functions, who provides two staff members.  The relatively small number of people who are responsible for bookkeeping functions and the fact that they are from the same firm of consultants prevents us from

3)
segregating duties within our internal control system.  The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews. This may result in a failure to detect errors in spreadsheets, calculations or assumptions used to compile the financial statements and related disclosures as filed with the SEC;

4)
Outsourcing of our accounting operations.  Because there are no employees in our administration, we have outsourced all of our accounting functions to an independent firm.  The employees of this firm are managed by supervisors within the firm and are not answerable to our management.  This is a material weakness because it could result in a disjunction between the accounting policies adopted by our Board of Directors and the accounting practices applied by the independent firm;

5)	Insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements;
6)	Ineffective controls over period end financial disclosure and reporting processes.

Management's Remediation Initiatives

As of July 31, 2011, management assessed the effectiveness of our internal control over financial reporting.  Based on that evaluation, it was concluded that during the period covered by this report, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff.  We will implement further controls as circumstances, cash flow, and working capital permits.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K for the period ended July 31, 2011, fairly presents our financial position, results of operations, and cash flows for the periods covered, as identified, in all material respects.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and intrinsic to our small size.  Management also believes that these weaknesses did not have an effect on our financial results.

We are committed to improving our financial organization.   As part of this commitment, we will, as soon as funds are available to the Company (1) appoint outside directors to our board of directors sufficient to form an audit committee and who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and to increase our personnel resources.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary, and as funds allow.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in Internal Control over Financial Reporting

During the period covered by this report, there were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed ABBM Group, Ltd LLP.as our principal accountant to audit our financial statements for the fiscal years ended July 31, 2011, 2010, 2009, and 2008. ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), the auditors of the Company since inception.  The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

Audit Fees

We incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $15,638 during the fiscal year ended July 31, 2011 and $ 26,888 during the fiscal year ended July 31, 2010.

Audit Related Fees

The fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2011, 2010, and 2009, were Nil.

Tax Fees

For the fiscal years ended July 31, 2011, 2010, and 2009 the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP were Nil.

All Other Fees

For the fiscal years ended July 31, 2011, 2010, and 2009 the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were Nil.

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

PART III

ITEM 17.             FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18.             FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2011, 2010, and 2009 are provided herein starting on page F-1.

VIOSOLAR INC.
(a development stage enterprise)
FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2011, 2010 and 2009
REPORTED IN UNITED STATES DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss)	F-4

Consolidated Statements of Stockholders’ Deficit	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 to F-19

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Viosolar, Inc.

We have audited the accompanying consolidated balance sheets of Viosolar, Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2011, 2010 and 2009, and the related consolidated statement of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the three years in the period ended July 31, 2011, and for the period from inception, July 19, 2004, through July 31, 2011. Viosolar’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viosolar, Inc. (a development stage enterprise) as of July 31, 2011, 2010 and 2009, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended July 31, 2011, and for the period from inception, July 19, 2004, through July 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is engaged in the development stage of a business and has suffered losses from development stage activities to date approximating $4,526,000 and has negative stockholders’ equity of approximately $1,379,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ABBM Group, Ltd LLP

Houston, Texas
January 31, 2012

International Associate
UK 200 GROUP
Affiliated Offices in Principal Cities Around The World

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Balance Sheets

	July 31,	July 31,	July 31,
	2011	2010	2009
ASSETS
Current assets:
Cash	$98	$2,277	$2,697
Prepaid expenses	1,325	6,521	1,325
Current assets attributable to discontinued operation	-	-	256,581
Total current assets	1,423	8,798	260,603

Property and equipment attributable to discontinued operation	-	-	601,801
Intangible assets attributable to discontinued operation	-	-	908,038
Total assets	$1,423	$8,798	$1,770,442

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable	$840,824	$813,089	$70,222
Loans from related parties	35,511	499	524,021
Accounts payable and accrued expenses	124,653	30,284	8,924
Accounts payable and accrued expenses - related parties	379,237	271,533	233,794
Current liabilities attributable to discontinued operation	-	-	473,476
Total current liabilities	1,380,225	1,115,405	1,310,437

Noncurrent liabilities attributable to discontinued operation	-	-	835,695
Total liabilities	1,380,225	1,115,405	2,146,132

Stockholders’ equity (deficit)

Common stock, Class A voting shares, no par value, unlimited authorized, 18,382,500, 18,382,500 and 22,000,000 shares issued and outstanding, July 31, 2011, 2010 and 2009, respectively	147,297	147,297	437,637
Additional paid in capital	2,999,628	2,999,628	2,659,848
Deficit accumulated during the development stage	(4,525,727)	(4,253,532)	(3,560,200)
Accumulated other comprehensive income	-	-	17,322
Total stockholders' equity (deficit) attributable to shareholders of Viosolar Inc.	(1,378,802)	(1,106,607)	(445,393)
Minority interest in subsidiaries	-	-	69,703
Total stockholders’ equity	(1,378,802)	(1,106,607)	(375,690)
Total liabilities and stockholders' equity	$1,423	$8,798	$1,770,442

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Operations and Comprehensive Income (Loss)

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2011	2010	2009	July 31, 2011

Revenues	$-	$-	$-	$-

General and administrative expenses:
Professional fees	88,775	80,175	55,134	406,375
Stock based compensation	-	418,280	2,105,782	3,068,129
Management fees	96,000	96,000	96,000	434,797
Depreciation	-	-	-	1,860
Rent	17,199	18,188	41,135	76,522
General and administrative expenses	13,308	52,628	80,579	429,223
Total operating expenses	215,282	665,271	2,378,630	4,416,906
Operating income (loss) from continuing operations	(215,282)	(665,271)	(2,378,630)	(4,416,906)

Other income (expense):
Interest income	-	-	-	1,876
Interest expense	(45,842)	(32,563)	(25,610)	(112,043)
Foreign exchange gain (loss)	(11,071)	6,732	6,257	1,346
Total other income (expense)	(56,913)	(25,831)	(19,353)	(108,821)

Income (loss) before taxes from continuing operations	(272,195)	(691,102)	(2,397,983)	(4,525,727)
Provision (credit) for taxes on income	-	-	--	-
Net income (loss) from continuing operations	(272,195)	(691,102)	(2,397,983)	(4,525,727)

(Loss) from discontinued operation, net of tax	-	(38,144)	3,936	(34,208)
Gain recognized on divestment of subsidiary	-	34,208	-	34,208
Net income (loss) from discontinued operation	-	(3,936)	3,936	-

Net income (loss)	$(272,195)	$(695,038)	$(2,394,047)	$(4,525,727)

Other comprehensive income, net of tax:
Net change in foreign currency exchange adjustments from continuing operations	-	(846)	(185)	-
Net change in foreign currency exchange adjustments from discontinued operations	-	(19,384)	19,384	-
Comprehensive income (loss)	$(272,195)	$(715,268)	$(2,374,848)	$(4,525,727)

Basic and diluted Earnings (loss) per common share – basic
Continuing operation	$(0.01)	$(0.03)	$(0.13)
Discontinued operation	$(0.00)	$(0.00)	$(0.00)

Weighted-average shares outstanding, basic	18,382,500	22,334,384	18,087,912

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock			Deficit	Accumulated	Subtotal
			Additional	Accumulated	Other	Before
	Class A		Paid	During the	Comprehensive	Non-controlling	Non-controlling
	Shares	Amount	In Capital	Development Stage	Income	Interest	Interest	Total

Inception, July 19, 2004		$-	$-	$-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	-	80,010	-	80,010
Development stage net income (loss)	-	-	-	(542)	-	(542)	-	(542)
Balances, July 31, 2004	18,000,000	80,010	-	(542)	-	79,468	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)	-	(12,966)
Balances, July 31, 2005	18,000,000	80,010	-	(13,508)	-	66,502	-	66,502

Contributed services	-	-	10,000	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)	-	(23,666)
Balances, July 31, 2006	18,000,000	80,010	10,000	(37,174)	-	52,836	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213)	-	-	-	(11,213)	-	(11,213)
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)	-	(153,844)
Balances, July 31, 2007	18,000,000	68,797	10,000	(191,018)	-	(112,221)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)	-	(973,429)
Other comprehensive income	-	-	-	-	1,031	1,031	-	1,031
Balances, July 31, 2008	18,000,000	68,797	554,067	(1,164,447)	1,031	(540,552)	-	(540,552)

Stock-based compensation	-	-	2,105,781	-	-	2,105,781	-	2,105,781
Investment in Energeiaki EPE	4,000,000	368,840	-	-	-	368,840	65,089	433,929
Development stage net income (loss) from continuing operation	-	-		(2,395,753)	-	(2,395,753)	1,706	(2,394,047)
Other comprehensive income	-	-	-	-	16,291	16,291	2,908	19,199
Balances, July 31, 2009	22,000,000	437,637	2,659,848	(3,560,200)	17,322	(445,393)	69,703	(375,690)

Shares issued for services	382,500	78,500	(78,500)			-		-
Stock-based compensation			418,280			418,280		418,280
Disposal (loss) of Energeiaki EPE	(4,000,000)	(368,840)		34,208	(84,791)	(419,423)	(81,659)	(501,082)
Development stage net income (loss)				(727,540)		(727,540)	(99)	(727,639)
Other comprehensive income (loss)					67,469	67,469	12,055	79,524
Balance, July 31, 2010	18,382,500	$147,297	$2,999,628	$(4,253,532)	$-	$(1,106,607)	$-	$(1,106,607)
Development stage net income (loss)				(272,195)		(272,195)		(272,195)
Balance July 31, 2011	18,382,500	$147,297	$2,999,628	$(4,525,727)	$-	$(1,378,802)	$-	$(1,378,802)

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Consolidated Statements of Cash Flows

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31, 2011	July 31, 2010	July 31, 2009	Through July 31, 2011

Cash flows from operating activities:
Net income (loss)	$(272,195)	$(695,038)	$(2,394,047)	$(4,525,727)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Non-cash management fees	-	-	-	10,000
Depreciation and amortization	-	-	-	2,657
Stock-based compensation	-	418,280	2,105,782	3,068,129
Changes in current assets and liabilities:
Prepaid expenses	5,196	(5,000)	(1,325)	(4,419)
Accounts payable and accrued expenses	94,369	14,265	(134)	120,591
Accounts payable and accrued expenses – related parties	107,704	-	-	107,704
Net cash flows from continuing operating activities	(64,926)	(267,493)	(289,724)	(1,221,065)
Net cash flows from discontinued operating activities	-	176,641	(10,007)	166,634
Total net cash flows from operating activities	(64,926)	(90,852)	(299,731)	(1,054,431)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	-	(2,657)
Net cash flows from investing activities – continuing operation	-	-	-	(2,657)
Net cash flows from investing activities – discontinued operation	-	(199,121)	38,203	(160,918)
Total net cash flows from investing activities	-	(199,121)	38,203	(163,575)

Cash flows from financing activities:
Proceeds from sale of common stock	-	-	-	80,010
Change in deferred registration costs	-	-	-	(11,213)
Proceeds from short-term notes	27,735	6,899	6,978	119,518
Increase (decrease) in loans payable, related parties	35,012	263,139	297,076	1,049,244
Net cash flows from financing activities – continuing operation	62,747	270,038	304,054	1,237,559
Net cash flows from financing activities – discontinued operation	-	(9,317)	-	(9,317)
Total net cash flows from financing activities	62,747	260,721	304,054	1,228,242

Effect of foreign exchange on cash flows	-	(2,967)	(8,202)	(10,138)

Net cash flows	(2,179)	(32,219)	34,324	98

Cash and equivalents, beginning of period	2,277	34,496	172	-
Cash and equivalents, end of period	$98	$2,277	$34,496	$98

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-
Non cash transactions :
Refinance of accounts payable, related parties	$-	$93,059	$-	$93,059
Refinance of accrued interest, related parties	-	51,017	-	51,017
Refinance of loans payable, related parties	-	604,846	-	604,846
	$-	$748,922	$-	$748,922

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

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

On July 31, 2010, the Company and the 15% shareholders of E.P.E. agreed to rescind the transaction completed on July 23, 2009 and the Company canceled the 4,000,000 shares of VioSolar issued to E.P.E. and returned its eighty-five percent equity interest to E.P.E.’s shareholders. Subsequent to the rescission E.P.E. is no longer a related party.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

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

Accounting for subsidiaries – A subsidiary is an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiary acquired of during the year ended July 31, 2009 are included in the income statement from the effective date of acquisition. Where necessary, adjustments are made to the financial statements of subsidiary to bring its accounting policies into line with those used by the Company. All intra-company transactions, balances, income and expenses are eliminated on consolidation. Minority interests in the net assets of the consolidated subsidiary are identified separately from the Company’s equity therein. Minority interests consist of the amount of those interests at the date of original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Company except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.  As stated elsewhere, the subsidiary was disposed of as of July 31, 2010.

Business combinations – All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. At July 31, 2011 we had no recorded goodwill. The interest of minority shareholders in the acquisition is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Intangible assets – There were no intangible assets at July 31, 2011. Identifiable intangible assets are recognized when the Company controls the assets, it is probable that future economic benefits attributed to the asset will flow to the Company and the cost of the asset can be reliably measured.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

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

Revenue recognition – We follow FASB standards regarding revenue recognition, which generally require that revenue be recognized when the following conditions are met:

(1)	Amounts are realized or realizable (that is, they are converted or convertible into cash or claims to cash).

(2)	Amounts are earned (that is, the activities prerequisite to obtaining benefits have been completed).

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
July 31, 2011, 2010 and 2009

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

Operating Leases – Operating lease rentals are charged on a straight – line basis over the term of the lease.

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

The Company's financial instruments, including cash, accounts receivable, accounts payable, and loans are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

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

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 1 - Organization and summary of significant accounting policies (cont’d):

Net income per share of common stock (cont'd) -  and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include stock options described in Note 12, below, as the calculation would have been anti-dilutive.

Reclassification - Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. During the fiscal year ended July 31, 2011, the Company determined to consolidate certain line items on its statements of operations to one line item entitled “General and administrative expenses”.

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

(1)
The Company, at its sole expense, conduct research on the feasibility of the Photovoltaic Park (the “Study”) to determine the viability of the project and potential for annual electric output to be reviewed by Papadias no later than 12 months from the date of the MOU ;

(2)
Papadias allow unobstructed access to the land area for purposes of such feasibility study and provide ownership documentation, land titles and other such documentation as to confirm the land available for development free of any burden or barrier to development;

(3)
Following the completion of the Study, should the viability of the proposed Photovoltaic Park be confirmed, the parties agree to enter into a Cooperation Contract whereby the land will be subject to a long-term lease, the parties agree to cooperate to obtain any and all necessary licenses,  and any and all such other terms to be negotiated at that time.

In consideration of the above noted terms, the Company agrees to pay to Papadias the sum of 100 Euros upon execution of the MOU; a further 100,000 Euros over a period of ten (10) years commencing twelve months from the original signing of the agreement; and, a royalty of 5% of any net revenues derived from any operations on the leased lands.  Subsequent to the fiscal year ended July 31, 2011, the Company and Papadias entered amended the MOU to allow for a term of twenty-four (24) months to complete the Study, for payments to commence.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 2 – Future operations (Cont’d):

To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during this period while the plans are implemented.

At July 31, 2011, the Company had suffered losses from development stage activities to date approximating $4,525,000, and had negative stockholders’ equity of approximately $1,378,000, all of which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Uncertainty in Greek economy:

Uncertainty surrounding the continuing financial instability with respect to the Greek government (the “Government”)  and the economy of Greece continues to raise certain doubts about the Government’s ability to perform should the Company develop photovoltaic parks in Greece and look to enter into Power Purchase Agreements with the Government.  Under current economic conditions, the ability of the Greek government to effectively perform under any contracts which could be negotiated in the future remains unknown.  The Company has not yet entered into negotiations with respect to potential, future energy production and therefore we have not yet determined the impact this uncertainly may have on these financial statements, and as such, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 – Prepaid Expense:

A summary of prepaid expense as of July 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Advance to supplies	$-	$-	$164,812
Lease deposit	1,325	1,325	1,325
Others	-	5,196	-
	$1,325	$6,521	$166,137

Note 5 – Property, plant and equipment:

As of July 31, 2010, the Company disposedits 85% equity interest in E.P.E.

Property, plant and equipment consist of the following:

	7/31/2011	7/31/2010	7/31/2009
Land	$-	$-	$42,797
Equipment & Leasehold improvements	-	-	563,218
Furniture and fixtures	-	-	42,782
Total	-	-	648,796
Less: accumulated depreciation/amortization	-	-	(46,995)
Property, plant and equipment, net	$-	$-	$601,801

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 6 – Commitments:

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

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. During the fiscal year 2011, the company paid two months rent in the amount of  $2,580 (2010 - $16,645) plus applicable taxes and utilities, leaving $15,111 in arrears reflected on the Company’s balance sheet as Accounts payable. The lease payments for each of the succeeding fiscal years are as follows:

2012	21,113
2013	22,168
$43,281

As at July 31, 2011 the Company is in default of the terms of the lease.

Note 7 – Notes payable:

A summary of notes payable as of July 31 are as follows:

	2011	2010	2009
Christos Grigoriou	$-	$64,167	$78,507
Sariona Investments Ltd.	91,902
Various third parties	748,922	748,922	-
	$840,824	$813,089	$78,507

On June 23, 2008, we borrowed US $64,167 (€50,000) from Mr. Christos Grigoriou, a resident of Trikala, Greece. The loan was due and payable in full on May 23, 2010, bore interest at 10% per annum payable at maturity, and was unsecured. Upon maturity, the term of the loan was extended for an additional year on the same terms. On March 23, 2011, Mr. Grigoriou assigned his outstanding note receivable for US$71,955 (€50,000) plus accumulated interest to March 23, 2011 in the amount of US$19,947 (€13,861) to Sariona Investments Ltd. As of July 31, 2011, the Company accrued interest expense $3,062 reflected on the Company’s balance sheets as accounts payable and accrued expense in respect to Sariona Loan.

On July 31, 2010 Mr. Rick Walchuk, Mr. Michael Soursos and Bruca Trading Ltd. entered into Assignment and Assumption Agreements with several third parties whereby they assigned the following amounts due and payable to each of them to the third parties (Refer to Note 11 – Related Party Transactions):

Rick Walchuk	$619,863
Michael Soursos	93,059
Bruca Trading Ltd.	36,000
$748,922

As a result these amounts have been reclassified on the Company’s balance sheet from Loans Payable – Related Parties and Accounts Payable – related parties to Notes Payable.  The notes are due on demand, bear interest at 5% per annum and are unsecured. As of July 31, 2011, the Company accrued interest expense $37,446 reflected on the Company’s balance sheets as accounts payable and accrued expense.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 8– Taxes on Income:

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

For the year ended July 31, 2011 the Company is subject to income taxes in Canada and Greece.  The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31, 2011	July 31, 2010	July 31, 2009
Refundable Canadian income tax attributable to:
Current operations	$75,093	$181,362	$721,371
Nondeductible expenses	-	-	-
Timing differences, Stock based compensation	-	(142,215)	(715,966)
Less, Change in valuation allowance	(75,093)	(39,147)	(5,405)
Net refundable amount	$-	$-	$-

The provision for refundable Greek income tax consists of the following:

	Year Ended July 31, 2011	Year Ended July 31, 2010	Year Ended July 31, 2009
Refundable Greek income tax attributable to:
Current operations	$12,800	$39,300	$74,200
Nondeductible expenses	-	-	-
Less, Change in valuation allowance	(12,800)	(39,300)	(74,200)
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of July 31, 2011, 2010 and 2009 are as follows:

	July 31, 2011		July 31, 2009		July 31, 2009
	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%
Deferred tax asset attributable to:
Net operating loss carryover	$200,645	$218,800	$125,552	$206,000	$86,405	$166,700
Less, Valuation allowance	(200,645)	(218,800)	(125,552)	(206,000)	(86,405)	(166,700)
Net deferred tax asset	$-	$-	$-	$-	$-	$-

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 8– Taxes on Income (Cont'd):

At July 31, 2011, the Company has the following estimated operating losses by segment:

	July 31, 2011		July 31, 2010		July 31, 2009
	Canada	Greece	Canada	Greece	Canada	Greece
Operating Loss	$220,862	$51,343	$115,137	$158,531	$15,896	$296,822

At July 31, 2011, we have approximately $591,949 of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, which expire beginning in 2024.

At July 31, 2011, we have approximately $877,021 of future losses for tax purposes in Greece that do not have an expiration date and which are available to reduce taxable income in future periods.

Note 9 – Issuance of shares and warrants:

As of July 31, 2011, the Company had issued shares of its Class A, voting, no par value common stock as follows:

Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software license*	13,990,000	$0.000000715	$10
07/19/04	Shares issued for cash and software license*	10,000	0.000000715	-
07/21/04	Shares issued for cash	1,875,000	0.02	37,500
07/23/04	Shares issued for cash	1,300,000	0.02	26,000
07/26/04	Shares issued for cash	625,000	0.02	12,500
07/28/04	Shares issued for cash	200,000	0.02	4,000
07/31/07	Deferred registration costs charged against proceeds	-	-	(11,213)
07/23/09	Shares issued for acquisition	4,000,000	0.09221	368,840
08/25/09	Shares issued under stock option/awards plan**	332,500	0.20	66,500
02/01/10	Shares issued under stock option/awards plan	50,000	0.24	12,000
07/31/10	Shares canceled upon disposal	(4,000,000)		(368,840)
07/31/11	Cumulative Totals	18,382,500		$147,297

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

**On May 26, 2010 a further 372,500 shares were earned under the Company’s 2008 and 2009 stock awards plan.  As at July 31, 2011, the shares remain un-issued, however, the earned value of the awards totaling $606,500 has been recorded   and expensed as stock based compensation during each of the applicable fiscal years as follows: $24,938 during the fiscal year ended July 31, 2008; $300,696 during the fiscal year ended July 31, 2009 and $280,866 during the fiscal year ended July 31, 2010.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 9 – Issuance of shares and warrants (Cont'd):

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

Note 10 – Stock options and stock awards:

Stock Options and Stock Awards
In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 2,700,000 options. The 2007 Plan provides for the granting of restricted stock awards and options to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $2.25 and have a term not to exceed five years. All options and awards are subject to vesting over a two year period from the date of grant with an 50% of the total number of options granted vesting on each of the one and two year anniversary of the original grant date. On May 26, 2009, the Company’s Board of Directors approved, and on September 2009 the shareholders approved, that the stock options as previously granted under the 2007 Plan were to be re-priced at $0.40 per share, which action was undertaken.  Each of the Company’s named executive officers, Mr. Walchuk and Mr. Soursos, were granted a total of 500,000 five year stock options effective May 26, 2008 vesting as to 250,000 shares on the first anniversary of the grant date and 250,000 shares on the second anniversary of the grant date.  Concurrent with the re-pricing of the options granted under the 2007 Plan, a total of 500,000 stock options granted to each of Mr. Walchuk and Mr. Soursos are available for exercise at $0.40 per share until May 25, 2013.

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 2,700,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan is intended to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to the discretion of the appointed administrator..  The following table summarizes information concerning stock options outstanding as of July 31, 2011:

For the year ended
	July 31, 2011		July 31, 2010
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	2,015,000	$0.40	2,015,000	$0.40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired or cancelled	-	-	-	-
Outstanding at end of year	2,015,000	$0.40	2,015,000	$0.40

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 10 – Stock options and stock awards (Continued):

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$0.40	1,565,000	1.81	1,565,000
$0.40	450,000	2.81	450,000
Total	2,015,000	2.04	2,015,000

If not previously exercised or canceled, options outstanding at July 31, 2011 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2013	$0.40	$0.40	1,565,000	$0.40
Year Ending July 31, 2014	$0.40	$0.40	450,000	$0.40

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

The expense recognized for options granted under the 2007 Plan is equal to the fair value of stock options as of the grant date. The following table presents the range of the weighted average fair value of options granted to directors and employees and the related assumptions used in the Black-Scholes model for stock option grants made during fiscal years 2009, 2008 and 2007:

	Options Granted
	2011	2010	2009	2008
Fair value of options granted	-	-	$0.20	$1.80
Assumptions used:
Expected life (years) (1)	-	-	2.50 – 3.00	1.50 – 3.50
Risk free interest rate (2)	-	-	2.30%	2.43% - 2.69%
Volatility (3)	-	-	199.91%	120.02%
Dividend yield (4)	-	-	0.00%	0.00%

(1)
Expected life: The expected term of options granted is determined using the “shortcut” method allowed by SAB No.107. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term.

(2)	Risk-free interest rate: The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options.
(3)
Volatility: The expected volatility of the Company’s common stock is calculated by using the historical daily volatility of the Company’s stock price calculated over a period of time representative of the expected life of the options.

(4)	Dividend yield: The dividend yield rate is not considered in the model, as the Company has not established a dividend policy for the stock.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Note 11 – Related party transactions:

During the fiscal year ended July 31, 2011, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $35,129 for the Company’s operation. As at July 31, 2011 the Company owed Mr. Walchuk an amount totaling $35,129 (2010 – NIL), which is included on the Company’s balance sheet as loan payable – related party.  On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling in the amount of $822 in respect of amounts advanced to the close of the fiscal year, which amount on the Company’s balance sheet as Accounts payable – related party.

During the fiscal year ended July 31, 2011, the Company accrued management fees totaling $96,000 ($96,000 – 2010) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $265,000 owing to Mr. Walchuk and an amount of $36,000 owing to Mr. Soursos on the Company’s balance sheet as Accounts payable – related party.

During fiscal year ended July 31, 2010 the Company accrued invoices for services totaling $10,882 (2009 - $34,798) from International Securities Group Inc., a company for which a former director acts as a consultant.  The Company did not make any cash payments. The total amount of $77,415 is included on the Company’s balance sheet as Accounts payable – related party.

Note 12 - New accounting pronouncements:

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
July 31, 2011, 2010 and 2009

Note 12 - New accounting pronouncements (cont’d):

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

In May 2011, the Financial Accounting Standards Board (FASB) released ASU 2011-04 “Fair Value Measurement”, which amends ASC 820 “Fair Value Measurements and Disclosures”. This standard will be effective beginning in the first calendar quarter of 2012 and the Company is in the process of assessing the impact of this standard on the Company’s Consolidated Financial Statements.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income: Presentation of Comprehensive Income. The ASU amends FASB Codification Topic 220, Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2011, and early adoption is permitted. The adoption of this standard will not have an impact on the Company’s financial statements as they currently conform.

Note 13 - Other events:

On January 31, 2011, Mr. David Little resigned as a member of the Company’s Board of Directors.

On June 15, 2011, Johnathan Bradley resigned as a member of the Company’s Board of Directors.

On June 15, 2011, Jacqueline Danforth resigned as the Company’s Chief Financial Officer and a member of the Board of Directors.  Concurrent with Ms. Danforth’s resignation, Trevor Countryman was appointed Chief Financial Officer and a member of the Company’s Board of Directors.

On July 31, 2011 Jennifer Walchuk was appointed the Company’s Chief Financial Officer and also the Board of Directors.  Concurrent with her appointment, Trevor Countryman resigned as an officer and as a member of the Board of Directors.

On or about September 12, 2011, the Company and Mr. Papadias renegotiated the terms of the original Memorandum of Understanding (“MOU”) discussed above in Note 2 – Future Operations to extend the time allotted to evaluate and complete the Study to twenty-four (24) months from the date of signing (October 1, 2010), as well as any payments required under the MOU to commence twenty four (24) months from signing.  All other terms and conditions to the MOU remain as originally stated.

In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through October 3, 2011, and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

ITEM 19.             EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with VioSolar Inc.’s Form 6-K filed on July 16, 2007
3.3	Bylaws	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on October 14, 2004
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
4.2	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders September 23, 2009	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form 6-K filed on September 9, 2009.
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
10.3	Purchase and Sale Agreement between the Company and Energeiaki E.P.E., and Amended Articles of Incorporation of Energeiaki E.P.E., dated July 23, 2009.	Incorporated by reference to the Annual Report filed on Form 20-F on March 17, 2010.
10.4	Memorandum of Understanding between the Company and Konstantntinos Papadias dated October 1, 2010	Incorporated by reference to the Annual Report filed on Form 20-F on March 17, 2011
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Financial Officer	Filed herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer	Filed herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Financial Officer	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.

By:	/s/Rick Walchuk
Name:	Rick Walchuk
Title:	President, Chief Executive Officer, and Director (Principal Executive Officer)

Date:   January 31, 2012