Form 20-F
period 2012-07-31
VIOSOLAR INC.
filed 2012-12-17
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2012

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

Rick Walchuk Kolokotroni 2A, 17563 Paleo Faliro, Athen, Greece Tel: (708) 357-4891 Fax: +30 210 996 9940
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

183,825 common shares outstanding as of July 31, 2012

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

Currency

Certain of the transactions undertaken by the Company for fiscal years 2012, 2011, 2010, 2009, 2008  and 2007were in Euros and certain of the transactions for fiscal year 2006 were in Canadian dollars (“CDN”).  Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank.  These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate.  These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro.

The nominal rate for a Canadian dollar as of December 4, 2012 was US$1.0074, and the nominal rate in Euros as of December 4, 2012 was US$1.3092

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

	November 2012	October 2012	September 2012	August 2012	July 2012	June 2012
High for period ($CDN)	1.0074	1.0243	1.0299	1.0139	0.9986	0.9825
Low for period ($CDN)	0.9972	0.9996	1.0099	0.9938	0.9790	0.9599
High for period (Euros)	1.2994	1.312	1.3095	1.2611	1.2593	1.2704
Low for period (Euros)	1.2694	1.2877	1.2568	1.2245	1.2089	1.2322

The average noon nominal rate for each of the five years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	2012	2011	2010	2009	2008
$CDN Average for period	.9917	1.0061	0.9533	0.8505	0.9959
Euros Average for period	1.32268	1.3767	1.3811	1.3585	1.5007

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

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2012, 2011, 2010, 2009 and 2008.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31, (US$)
	2012	2011	2010	2009	2008
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Operating Income (loss) from Continuing	(129,688)	(215,282)	(665,271)	(2,378,630)	(964,829)
Other Income (expense)	(31,797)	(56,913)	(25,831)	(25,610)	(8,028)
Net Income (loss) from discontinued operations, net of tax	-	-	(3,936)	3,936	-
Net Income (loss) from continuing operations	(161,485)	(272,195)	(691,102)	(2,397,983)	(973,429)
Net Income (loss) from Operations per share	(0.88)	(1.48)	(3.09)	(13.26)	(5.41)
Net Income (loss) from Discontinued operations per share	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)

As at July 31, (US$, except number of common shares issued and outstanding)
	2012	2011	2010	2009	2008
Total Assets	5,008	1,423	8,798	1,770,442	3,462
Total Stockholders' Equity (Deficit)	(1,540,287)	(1,378,802)	(1,106,607)	(375,690)	(540,552)
Attributable to Viosolar Shareholders	(1,540,287)	(1,378,802)	(1,106,607)	(445,393)	(540,552)
Attributable to Subsidiary Minority Interest	-	-	-	69,703	-
Capital Stock	147,297	147,297	147,297	437,637	68,797
Number of Common Shares	183,825	183,825	183,825	220,000	180,000

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

While our Company has been incorporated since 2004, we are still a development stage company and generated only minimal revenue from discontinued operations..  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities.  We are an international renewable energy source company.  Our Company is based in Athens, Greece. Viosolar’s planned operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in suitable locations in South and South East European Union Countries.  We are in the process of attempting to secure licenses for these solar parks through in-house applications and land leases/acquisitions, purchasing of existing licenses or companies holding such licenses, or joint ventures with existing license holders. Our initial objective is to build and operate photovoltaic parks of up to 20MW total installed capacity, commencing in Greece.  In addition to Greece, our target markets are Bulgaria, Romania, Kosovo, Cyprus, Italy, Spain, Portugal, and France.   Our Company also continues to assess the viability of other alternative energy projects to complement our green energy mandate. During the fiscal year ended July 31, 2009, we acquired an 85% interest in a Greek company, Energiaki that is involved in the operations of solar parks, holds licenses for further development of solar parks and consults to other potential licensees for solar parks in Greece.  Effective July 31, 2010 we agreed with the 15% shareholders of Energiaki to rescind the July 23, 2009 acquisition having been unable to raise the required funding for the Energiaki project.  We currently have one property which we believe will be suitable for the construction of a solar project, however to date we have been unable to raise the required funding and unless we can raise funding this project will not progress.

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

We were unable to successfully finance the Energiaki project or our current project and therefore have no current contracts as an energy provider and no sales to report.  We will be required to raise funding to pursue any sort of development on our current property and there can be no assurance we will be successful in doing so.  Therefore any investors should consider this fact when making an investment in our Company as we cannot currently predict if we will ever be able to enter into any contacts for the provision of solar energy.

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

We plan to operate and further develop solar energy parks.  Purchasing and leasing land, acquisition of licenses, construction, management, operations and testing of solar energy parks, which have not yet been built, will require a substantial investment of capital, The successful completion and operation of solar energy parks will require substantial engineering resources and will be subject to significant risks, including risks of cost overruns and delays, and the possibility that the solar energy parks may never be completed or operational.  We may never be able to operate solar energy parks in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of equipment to build the solar energy parks or hire and train the additional employees and management needed to operate the solar energy parks.  We also may face insurmountable challenges or incur unforeseen expense as when we try to achieve performance results from our planned solar energy parks.  Failure to meet our development objectives could materially and adversely affect our business, results of operations and financial condition.

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

As of the date of this annual report, our Company has no revenues from its proposed business, having only generated minimal revenues from discontinued operations, and significant revenues are not expected in the next 12 months or longer.  On a going-forward basis and until we either generate significant revenues or conduct some sort of financing, we expect our operating expenses to average approximately USD$5,000 per month, going forward until we can finance our project. We do not presently have sufficient funds to be able to fund our operating costs.  We have to date relied predominantly on loans to fund operations.  We will be required to continue to raise funds for operations either by way of loans or by equity financings.  We have no certainty of raising any such funds and our Company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2012, we have incurred aggregate net losses of $4,687,212. We also incurred a loss from operations for each of the years ended July 31, 2012 through 2004.  There is no assurance that we will operate profitably or will generate positive cash flow in the future.  In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn significant revenues upon the successful implementation of our business plan, we expect to continue to incur development costs and operating costs.  Consequently, we expect to incur operating losses and negative cash flow until our solar energy production is of sufficient quantity to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner.  These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2012, financial statements.  Our audited financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

Viosolar Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.  Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece.  Our telephone contact is (708) 357-4891 .  Our email contact is info@viosolar.com.

Our registered agent in the Province of Alberta, Canada is Filer Support Services Inc. of Suite 145-251 Midpark Blvd S.E., Calgary, Alberta, Canada T2X 1S3.

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

On July 16, 2012 we received approval from FINRA to undertake the restructure of the Company by way of a reverse split of the shares on the basis of 1 share for each 100 shares held in an effort to make it more attractive to investors and to allow us to eliminate debt.   We are currently negotiating debt settlements with a number of creditors and expect to have settled the majority of the outstanding debt in the Company prior to December 31, 2012.

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

Through to the fiscal year ending in July 2012, several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated. Based on our ability to fund such projects, we have entered into only one memorandum of understanding subsequent to the fiscal year end with Mr. Konstantinos Papadias whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park.  The property approximately 150,000 square meters in the region of the Municipality of Tyros of Arkadia County.

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

This agreement will expire on October 1, 2013.   To date, we have not yet commenced any study as we are attempting to raise capital to do so.  Upon completion of the study we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease.  Should we raise the funds required for the required study and determine to proceed with a formal agreement then we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property.

We continue to review other business opportunities in our planned business.    Given the current financial situation in Greece we have broadened our reviews to include possible acquisitions outside of Greece as we have determined they may be more easily

Product Summary

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

Property, Plants and Equipment

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. The lease was terminated on May 1, 2012, by mutual consent between the Company and the landlord.   Currently the Company has offices free of charge in Greece provided by the President of the Company.

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

Overview

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations.  To maintain minimal operations we will need to raise $25,000, however, this funding will not allow us to undertake the required review of our current project.   The amount of funding expected to be required for that review is an additional $10,000, therefore to just undertake the review and maintain minimal operations we will need to raise $35,000.   We expect to have minimal operating costs as we have cut our overhead due to a lack of available funding.   We will require funds to maintain our listing and for minimal operations which we anticipate to be approximately $25,000, subject to additional operating costs that ensue as a result of possible acquisitions or other business development activities.  At this time we cannot be assured of any business opportunities being concluded as we do not have sufficient capital to progress our business plan.  To date, we have been funding our Company primarily by way of related party loans.  There can be no assurance that we will be able to continue to do so or that we will be able to find other means of financing for operations.   Based on the Company’s inability to undertake its business plan due to lack of funding and the loss of certain of our Directors and Officers over the past two years, management has recommended that the Company seek other management with potentially new business prospects.   At this time, it is unknown if this will occur and until such time a change of control or a change of business should occur, the Company intends to maintain its current operations and attempt to raise the funds to further its current business plan.

Operating Results

There have been revenues totaling $160,842 from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2012. These revenues have been included in our financial statements in discontinued operations due to the rescission of the Energiaki acquisition. Viosolar realized net losses for the 12-month period ended July 31, 2012, of $161,485 as compared to net losses of $272,195 for the 12-month period ended July 31, 2011 and $695,038 for the 12-month period ended July 31, 2010.  In 2012 the decrease in the net loss was mainly attributable to a decrease in operating expenses from $665,271 (2010) and $215,282 (2011) to $129,688 (2012) .

The decreases in general and administrative expenses was as a result of management’s efforts to reduce expenses, mainly due to the discontinued operations of Energiaki, the reduction in stock based compensation in 2010, and the reduction in operational overhead as the Company downsized its operations and offices.

Viosolar had total assets, consisting solely of cash, of $5,008 at July 31, 2012, as compared $1,423 at July 31, 2011 and $8,798 on July 31, 2010,

Viosolar had total current liabilities of $1,545,295 as at July 31, 2012, compared to $1,380,225 at July 31, 2011 and $1,115,405 at July 31, 2010.  Notes payable increased to $911,186 (2012) from  $840,824 (2011) and $ 813,089 (2010) primarily due to accrued interest related to the loans.  Loans from related parties  increased to $58,561 (2012) from $35,511  (2011) from $499 (2010) as we were provided with funding by related party loans to pay down accounts payable.   Accounts payable and accrued expenses decreased to $94,771 (2012) from $124,653 (2011) and $30,284 (2010).  The accounts payable decrease during fiscal 2012 is related to funds from related parties to pay down outstanding accounts payable. Accounts payable related parties increased to $480,777 (2012) from $379,237 (2011) and $271,533 (2010), due to to management fees accruing but remaining unpaid due to a lack of available funds.

Liquidity and Capital Resources

At July 31, 2012, Viosolar had a working capital deficit of $1,540,287, compared to a working capital deficit of  $1,379,802, as of July 31, 2011 and a working capital deficit of $1,106.607 at July 31, 2010. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations.  We expect to expend $35,000 on general and administrative expenses in the 2013 fiscal year and will require $2,800,000 to undertake the review of our current project and commence execution of our business plan, however we do not presently have sufficient funds to meet this requirement.  There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.

The Company will  continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including the MOU we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range in order to fund our medium term goals, that being the initial launch of the planned PV park to production, with additional funds being required for other projects that we may become a party to.  However, due to the financial situation in Greece we are not hopeful that we will be able to raise any funds for our project and we expect to seek other opportunities outside of Greece in order to bring value to the Company and its shareholders.

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

Tabular Disclosure of Contractual Obligations

Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-0-	-0-	-0-	-0-	-0-
Capital (Finance) Lease Obligations	-0-	-0-	-0-	-0-	-0-
Operating Lease Obligations	-0-	-0-	-0-	-0-	-0-
Purchase Obligations	10,000	10,000	-0-	-0-	-0-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	-0-	-0-	-0-	-0-	-0-
Total	10,000	10,000	-0-	-0-	-0-

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward-looking statement as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information in respect of our directors and executive officers, as of the date of filing:

Name	Age	Position	Date Elected
Rick Walchuk Suite 6, 8 Metamorfoseos Street 17466 Alimos, Athens, Greece	56	President, Chief Executive Officer, Chief Financial Officer, Director	March 14, 2007
Michael Soursos 13 Theotoki 17455 Alimos, Athens, Greece	47	Secretary/Treasurer, Director	March 14, 2007
Jenifer Walchuk 3416-34 Ave. SW Calgary, Alberta, Canada T3E 0Z5	31	Director	July 31, 2011

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

Currently, Mr. Walchuk is also an officer and director of New America Energy Corp. and American Graphite Technologies Inc. both of which are reporting issuers in the United States currently quoted on the OTCBB.

Mr. Michael Soursos
Mr. Soursos has been the Secretary and a director of our Company since March 14, 2007.  Mr. Soursos is   a private businessman located in Athens, Greece.  From April 2004 to June 2006, he was President of a private research and development laboratory located in Athens, Greece.

Mr. Soursos is not an officer or director of any other reporting issuers.

Jenifer Walchuk
Ms. Walchuk has been a director of our company since July 31, 2011. From July 31, 2011 to  July 28, 2012, Ms. Walchuk was the Chief Financial Officer.  Ms. Walchuk is currently employed as Office Administrator with a Calgary based architect firm. She has held that position since December 2010. Prior to that Ms. Walchuk was enrolled in Mount Royal College in Calgary, Alberta taking Business Administration.

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

Jenifer Walchuk, director is the daughter of Rick Walchuk our President and director.  There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.  No officer or director, and no promoter or significant employee of our Company, has been involved in legal proceedings that would be material to an evaluation of our management. None of our directors has been involved in any bankruptcy or criminal proceedings.  None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the 2012 fiscal year.  With the exception of those noted below, no executive officer of Viosolar Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

Name	Fees Earned or Paid in Cash ($)	Stock Options ($)	Option Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Rick Walchuk President & Director	60,000(1)	-0-	-0-	-0-	-0-	-0-	60,000
Michael Soursos Director and Secretary	36,000(2)	-0-	-0-	-0-	-0-	-0-	36,000

(1)	These amounts were accrued and remain outstanding in the amount of $60,000 as at the date of this report.
(2)	Of this amount a total of $36,000 remained unpaid as of July 31, 2010.

We have not paid any other compensation to any other members of our management, administrative or supervisory bodies.

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

Share Ownership

The following table sets forth information, as of December 4, 2012, with respect to the beneficial ownership (on a fully diluted basis) of our common stock by each of our officers and directors, and by the officers and directors of the Company as a group.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A Common	Rick Walchuk	57,954(2)	31.52%
Class A Common	Michael Soursos	6,775(3)	3.68%
Class A Common	Jennifer Walchuk	-0-	-0-
(1)	Based on 183,825 shares of common stock outstanding.
(2)
Mr. Walchuk has also been granted 5,000 five year stock options on May 26, 2008 originally exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 2,500 vested May 26, 2009 and 2,500 vested May 26, 2010.  A further 2,500 share stock award was granted on May 26, 2008, with 1,250 vested May 26, 2009 (included in Mr. Walchuk’s ownership) and 1,250 vested May 26, 2010.  The stock award which vested at May 26, 2010 has not yet been issued.

(3)
Mr. Soursos has also been granted 5,000 five year stock options on May 26, 2008 exercisable at $2.25, exercisable at $0.40 as at May 26, 2009, with 2,500 vested May 26, 2009 and 2,500 vested May 26, 2010. A further 2,500 share stock award was granted on May 26, 2008, with 1,250 vested May 26, 2009 and 1,250 vested May 26, 2010. The stock award which vested at May 26, 2010 has not yet been issued.

Stock Option Plans

In the fiscal year ending July 31, 2007, (the “2007 Plan”) the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 27,000 options.

During the fiscal year ending July 31, 2010, the Company’s Board of Directors and shareholders approved a Stock Option and Award plan for up to 27,000 options at a price to be determined by the Board of Directors.

During the year ended July 31, 2008, the Company granted 17,150 non-qualified stock options and 6,850 stock awards under the Company’s 2007 Stock Option and Stock Award Plan for a total of 24,000 shares of Class A common stock. Of these, 14,500 non-qualified stock options and 6,200 stock awards were issued to directors and management, and the remainder to consultants to the Corporation. During the fiscal year ended July 31, 2009, a total of 1,500 non-qualified stock options and 10 non-vested stock awards issued to consultants under the 2007 Stock Option Plan were cancelled pursuant to the respective stock option agreements. Additionally, the Board of Directors determined that pursuant to the regulations for amendments to pricing, the Board of Directors authorized that all remaining options granted pursuant to the 2007 Stock Option Plan be re-priced at $ 0.40 per share based on the then last trade of the Company at $0.20 per share and the illiquid market for the shares of the Corporation at the time.

On May 26, 2009, theBoard of Directors also authorized the grant of 4,500 additional non-qualified stock options at an exercise price of $0.40 per share and 800 stock awards to consultants of the Corporation.

No options were granted during the fiscal year ending July 31, 2012. As at July 31, 2012 a total of 3,725 stock awards remain unissued from the awards approved for issuance during the fiscal years ended July 31, 2008 and 2009.

Together with the cancellations noted above, as at July 31, 2012, a total of 27,000 shares of Class A common stock had been granted under the 2007 Stock Option Plan, and 700 stock options have been granted under the 2009 Stock Option Plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of December 4, 2012, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A Common	Rick Walchuk	57,954	31.52%

(1)
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities.   All shares of common stock subject to options or warrants exercisable within 60 days of December 4, 2012 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.  Subject to the paragraph above, the percentage ownership of outstanding shares is based on 183,825 shares of common stock outstanding as of December 4, 2012.

The Company’s major shareholders do not have any voting rights that differ from any of the other existing shareholders.
We have one class of securities issued and outstanding being Class A common shares.

We have a total of two (2) record holders known to the Company, holding a total of 10 Class A common shares in the United States.

There are no arrangements known to us that could at a subsequent date result in a change of control of our Company.

Related Party Transactions

During the most recently completed fiscal year ended July 31, 2012 and to the date of this report where practicable, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Viosolar had, or is to have a direct or indirect material interest, are as follows:

During the fiscal year ended July 31, 2012, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $23,050 for the Company’s operations. As at July 31, 2012 the Company owed Mr. Walchuk an amount totaling $58,179 (2011 – $35,129), which is included on the Company’s balance sheet as loans payable – related party.  On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling in the amount of $3,378 (2011 - $822) in respect of amounts advanced to the close of the fiscal year, which amount on the Company’s balance sheet as Accounts payable – related party.

During the fiscal year ended July 31, 2012, the Company accrued management fees totaling $96,000 ($96,000 – 2011) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $325,000 owing to Mr. Walchuk and an amount of $72,000 owing to Mr. Soursos on the Company’s balance sheet as Accounts payable – related party.

During fiscal year ended July 31, 2010 the Company accrued invoices for services totaling $10,882 (2009 - $34,798) from a Company for which a former director acts as a consultant.  The Company did not make any cash payments. The total amount of $77,415 is included on the Company’s balance sheet as Accounts payable – related party.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Financial Statements, and Other Financial Information

The required audited financial statements for the fiscal years ended July 31 ,2012, 2011  and  2010 are provided at the end of this annual report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2012.

ITEM 9.  THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "VIOSF”.  Our Class A common stock was initially quoted on January 3, 2006.  We also trade on the Berlin exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.

We have no other classes of stock quoted on any markets.

Following are the annual high and low market closing bid prices for our common stock presented for the five most recent fiscal years.  There was no trading in our Class A common stock in the prior fiscal years.

Period	High	Low
Fiscal Year 2008 (Aug 07 – Jul 08)	$2.65	$1.25
Fiscal Year 2009 (Aug 08 – Jul 09)	$1.30	$0.15
Fiscal Year 2010 (Aug 09 – July 10)	$0.98	$0.10
Fiscal Year 2011 (August 10-July 11)	$0.49	$0.20
Fiscal Year 2012 (August 11 – July 12)	$2.00*	$0.02
*After giving effect to the reverse split of 100 to 1

Following are the high and low market prices for our common stock presented for each full financial quarter for the three most recent fiscal years and subsequent periods.

Period	High	Low
August 1, 2009 to October 31, 2009	$0.98	$0.35
November 1, 2009 to January 31, 2010	$0.75	$0.15
February 1, 2010 to April 30, 2010	$0.50	$0.10
May 1, 2010 to July 31, 2010	$0.45	$0.30
August 1, 2010 to October 31, 2010	$0.54	$0.15
November 1, 2010 to January 31, 2011	$0.48	$0.48
February 1, 2011 to April 30, 2011	$0.48	$0.48
May 1, 2011 to July 31, 2011	$0.44	$0.20
August 1, 2011 to October 31, 2011	$0.42	$0.15
November 1, 2011 to January 31, 2012	$0.43	$0.15
February 1, 2012 to April 30, 2012	$0.40	$0.15
May 1, 2012 to July 31, 2012	$2.00*	$0.02
*After giving effect to the reverse split of 100 to 1

Following are the high and low closing bid prices for each of the most recent full six months.

Month	High	Low
June 2012	$0.25	$0.02
July 2012	$2.00*	$0.02
August 2012	$2.00*	$2.00*
September 2012	$2.00*	$2.00*
October 2012	$2.00*	$2.00*
November 2012	$2.00*	$2.00*
*After giving effect to the reverse split of 100 to 1

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporated by reference in Form F-1/A filed on August 9, 2005.

C. Material Contracts

There are no material contracts outside of the ordinary course of business in the two years preceding the date of this report.

D. Exchange Controls

Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Section E – Taxation under Item 10 – Additional Information).

The following discussion summarises the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Common Shares of the Company. The Investment Act regulates the acquisition of control of a Canadian business by a non-Canadian as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Common Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business require notification (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a World Trade Organization (“WTO”) member country investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than $5 million. The $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign Company.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;
b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;
c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and
d)
by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

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

E.  Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States who benefits from the provisions of the Convention and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to November 28, 2012. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividends on Common Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a Company resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a company that beneficially owns at least 10% of the voting shares of the payer company. The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Common Shares

Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a company, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the company owned the shares for at least 365 days prior to sustaining the loss and (together with companies, persons and other entities with whom the company was not dealing at arm’s length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the company from which the dividend was received. These loss limitation rules may also apply where a company is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common shares of the Company will not generally constitute taxable Canadian property. Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used or held the shares in carrying on a business in Canada, or if more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of:

a)	Real or immovable property in Canada
b)	Canadian resource properties
c)	Timber resource properties; and
d)	Options in respect of any property described in a) to c).

Where a United States resident realises a capital gain on a disposition of shares that constitute "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

a)
the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition, the shares were owned by him when he ceased to be resident in Canada and the shares were not property that the shareholders was treated as having alienated by reason of ceasing to be a resident of Canada, or

c)	the shares formed part of the business property of a "permanent establishment" that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of Common Shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Certain United States Federal Income Tax Considerations

The following discussion summarises the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company’s Common Shares. This discussion assumes such holders hold the Common Shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, life insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign companies, shareholders actually or constructively owning Common Shares representing 10% of the vote and value of the Company, a person that holds shares as part of a straddle or hedging or conversion transaction, or a person liable for alternative minimum tax. In addition, this discussion does not address any state, local or foreign tax consequences.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations promulgated thereunder, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Common Shares and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company’s Common Shares should consult their own tax advisors about the federal, state, local foreign tax consequences of purchasing, owning and disposing of shares of Common Shares of the Company.

U.S. Holders

As used in this Report, the term "U.S. Holder" means a beneficial owner of Common Shares that is (i) a citizen or resident individual of the United States, (ii) a corporation or partnership created or organised under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source, or (iv) a trust subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions on Common Shares

Dividends (without reduction for Canadian income tax withheld) paid to a no corporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the non corporate U.S. Holder holds shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder must include the dividend in its taxable income when the holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the payments made, determined at the spot rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. Holder’s basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Canadian tax withheld will be creditable against a U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder United States federal income tax liability.

Disposition of Common Shares

A U.S. Holder will recognize United States source gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

Other Considerations

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Common Shares:

Passive Foreign Investment Company

Special rules are applicable to U.S. Holders owning shares in a passive foreign investment company (a "PFIC"). A foreign company will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign company is a PFIC, if the foreign company owns 25% or more (by value) of the stock of another company, the foreign company is treated as if it (i) held its proportionate share of the assets of such other company, and (ii) received directly its proportionate share of the income of such other company.

Based on the nature of the income, assets and activities of the Company, it is not certain whether the Company could be classified as a PFIC for any taxable year. While the Company believes that it presently not a PFIC there can be no assurance that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is tested each year and depends on our assets and income in such year.

If the Company was treated as a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, such U.S. Holder might be subject to additional tax as well as certain interest charges in respect of the deferral of tax for the period during which such Common Shares were held. Any such additional tax and interest charges would apply to the disposition of the Common Shares or the receipt of certain dividends that are considered "excess distributions" under the Code. Additionally, any gain realized on the disposition of such Common Shares would be treated as ordinary income rather than as capital gain and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death. U.S. Holders and prospective holders of Common Shares should consult their own tax advisors regarding the possible application of the PFIC rules to the Company.

New Reporting Requirements

U.S. federal income tax legislation enacted in 2010 generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-U.S. person (such as our Class “A” Common Shares) if the aggregate value of all such interests exceeds U.S.$50,000. The failure to report the information required under this legislation could result in substantial penalties. U.S Holders should consult their tax advisors with respect to their obligations under this new legislation.

Backup Withholding

Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 28% on taxable distributions with respect to the Common Shares and the proceeds of a disposition of the Common Shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 28% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece.

I.  Subsidiary Information

The Company does not currently have any subsidiaries.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon this evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of July 31, 2012, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2012. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of July 31, 2012, our internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of July 31, 2012:

1)
Lack of an independent audit committee or audit committee financial expert, and no independent directors. We do not have any members of the Board who are independent directors and we do not have an audit committee. These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management;

2)
Inadequate staffing and supervision within our bookkeeping operations. We have one consultant involved in bookkeeping functions, who provides two staff members. The relatively small number of people who are responsible for bookkeeping functions and the fact that they are from the same firm of consultants prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews. This may result in a failure to detect errors in spreadsheets, calculations or assumptions used to compile the financial statements and related disclosures as filed with the SEC;

3)
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

4)	Insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements;
5)	Ineffective controls over period end financial disclosure and reporting processes.

Management's Remediation Initiatives

As of July 31, 2012, management assessed the effectiveness of our internal control over financial reporting. Based on that evaluation, it was concluded that during the period covered by this report, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting. However, management believes these weaknesses did not have an effect on our financial results. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses. We will not be able to do so until, if ever, we acquire sufficient financing and staff. We will implement further controls as circumstances, cash flow, and working capital permits. Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K for the period ended July 31, 2012, fairly presents our financial position, results of operations, and cash flows for the periods covered, as identified, in all material respects.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed ABBM Group, Ltd LLP.as our principal accountant to audit our financial statements for the fiscal years ended July 31, 2012, 2011, 2010, 2009 and 2008. ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), the auditors of the Company since inception.  The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

Audit Fees

We incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $7,000 during the fiscal year ended July 31, 2012, $ 15,638 during the fiscal year ended July 31,  2011 and $26,888 during the fiscal year ended July 31, 2010..

Audit Related Fees

The fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2012, 2011, and 2010, were Nil.

Tax Fees

For the fiscal years ended July 31, 2012, 2011, and 2010 the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP were Nil.

All Other Fees

For the fiscal years ended July 31, 2012, 2011, and 2010 the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2012, 2011, and 2010 are provided herein starting on page F-1.

VIOSOLAR INC.
(A development stage enterprise)
FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2012, 2011 and 2010
REPORTED IN UNITED STATES DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Operations and Comprehensive Income (Loss)	F-4

Statements of Stockholders’ Deficit	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 to F-18

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Viosolar, Inc.

We have audited the accompanying balance sheets of Viosolar, Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2012, 2011 and 2010, and the related statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the three years in the period ended July 31, 2012, and for the period from inception, July 19, 2004, through July 31, 2012. Viosolar’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viosolar, Inc. (a development stage enterprise) as of July 31, 2012, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2012, and for the period from inception, July 19, 2004, through July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 4 to the financial statements, the Company is engaged in the development stage of a business and has suffered losses from development stage activities to date approximating $4,687,000 and has negative stockholders’ equity of approximately $1,540,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 4.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         ABBM Group Ltd, LLP.
Houston, Texas
                      December 17, 2012
International Associate
 UK 200 GROUP,
Affiliated Offices in Principal Cities Around The World

VIOSOLAR INC.
(A development stage enterprise)
Balance Sheets

	July 31,	July 31,	July 31,
	2012	2011	2010
ASSETS
Current assets:
Cash	$5,008	$98	$2,277
Prepaid expenses	-	1,325	6,521
Total current assets	5,008	1,423	8,798

Total assets	$5,008	$1,423	$8,798

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable	$911,186	$840,824	$813,089
Loans from related parties	58,561	35,511	499
Accounts payable and accrued expenses	94,771	124,653	30,284
Accounts payable and accrued expenses - related parties	480,777	379,237	271,533
Total current liabilities	1,545,295	1,380,225	1,115,405
Total liabilities	1,545,295	1,380,225	1,115,405

Stockholders’ equity (deficit)
Common stock, Class A voting shares, no par value, unlimited authorized, 183,825, 183,825 and 220,000 shares issued and outstanding, July 31, 2012, 2011 and 2010, respectively, as restated for reverse stock split	147,297	147,297	147,297
Additional paid in capital	2,999,628	2,999,628	2,999,628
Deficit accumulated during the development stage	(4,687,212)	(4,525,727)	(4,253,532)
Total stockholders’ equity	(1,540,287)	(1,378,802)	(1,106,607)
Total liabilities and stockholders' equity	$5,008	$1,423	$8,798

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Operations and Comprehensive Income (Loss)

			Consolidated	Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2012	2011	2010	July 31, 2012

Revenues	$-	$-	$-	$-

General and administrative expenses:
Professional fees	15,012	88,775	80,175	421,387
Stock based compensation	-	-	418,280	3,068,129
Management fees	96,000	96,000	96,000	530,797
Depreciation	-	-	-	1,860
General and administrative expenses	18,676	30,507	70,816	524,421
Total operating expenses	129,688	215,282	665,271	4,546,594
Operating income (loss) from continuing operations	(129,688)	(215,282)	(665,271)	(4,546,594)

Other income (expense):
Interest income	-	-	-	1,876
Interest expense	(48,852)	(45,842)	(32,563)	(160,895)
Foreign exchange gain (loss)	17,055	(11,071)	6,732	18,401
Total other income (expense)	(31,797)	(56,913)	(25,831)	(149,618)

Income (loss) before taxes from continuing operations	(161,485)	(272,195)	(691,102)	(4,687,212)
Provision (credit) for taxes on income	-	-	-	-
Net income (loss) from continuing operations	(161,485)	(272,195)	(691,102)	(4,687,212)

(Loss) from discontinued operations, net of tax	-	-	(38,144)	(34,208)
Gain recognized on divestment of subsidiary	-	-	34,208	34,208
Net income (loss) from discontinued operation	-	-	(3,936)	-

Net income (loss)	$(161,485)	$(272,195)	$(695,038)	$(4,687,212)

Other comprehensive income, net of tax:
Net change in foreign currency exchange adjustments from continuing operations	$-	$-	$(846)	$-
Net change in foreign currency exchange adjustments from discontinued operations	-	-	(19,384)	-
Comprehensive income (loss)	$(161,485)	$(272,195)	$(715,268)	$(4,687,212)

Basic and diluted Earnings (loss) per common share – basic
Continuing operations	$(0.88)	$(1.48)	$(3.09)
Discontinued operations	$(0.00)	$(0.00)	$(0.02)
Weighted-average shares outstanding, basic	183,825	183,825	223,343

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Stockholders' Equity (Deficit)

	Common Stock			Deficit	Accumulated	Subtotal
			Additional	Accumulated	Other	Before
	Class A		Paid	During the	Comprehensive	Non-controlling	Non-controlling
	Shares	Amount	In Capital	Development Stage	Income	Interest	Interest	Total
Inception, July 19, 2004	-	$-	$-	$-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	-	80,010	-	80,010
Effect of reverse stock split 100:1 on June 27, 2012	(17,820,000)	-	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(542)	-	(542)	-	(542)
Balances, July 31, 2004	180,000	80,010	-	(542)	-	79,468	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)	-	(12,966)
Balances, July 31, 2005	180,000	80,010	-	(13,508)	-	66,502	-	66,502

Contributed services	-	-	10,000	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)	-	(23,666)
Balances, July 31, 2006	180,000	80,010	10,000	(37,174)	-	52,836	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213)	-	(11,213)	-	(11,213)	-	(11,213)
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)	-	(153,844)
Balances, July 31, 2007	180,000	68,797	10,000	(191,018)	-	(112,221)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)	-	(973,429)
Other comprehensive income	-	-	-	-	1,031	1,031	-	1,031
Balances, July 31, 2008	180,000	68,797	554,067	(1,164,447)	1,031	(540,552)	-	(540,552)

Stock-based compensation	-	-	2,105,781	-	-	2,105,781	-	2,105,781
Investment in Energeiaki EPE	4,000,000	368,840	-	-	-	368,840	65,089	433,929
Effect of reverse stock split 100:1 of on June 27, 2012	(3,960,000)	-	-	-	-	-	-	-
Development stage net income (loss) from continuing operation	-	-	-	(2,395,753)	-	(2,395,753)	1,706	(2,394,047)
Other comprehensive income	-	-	-	-	16,291	16,291	2,908	19,199
Balances, July 31, 2009	220,000	437,637	2,659,848	(3,560,200)	17,322	(445,393)	69,703	(375,690)

Shares issued for services	382,500	78,500	(78,500)	-	-	-	-	-
Stock-based compensation	-	-	418,280	-	-	418,280	-	418,280
Disposal (loss) of Energeiaki EPE	(4,000,000)	(368,840)	-	34,208	(84,791)	(419,423)	(81,659)	(501,082)
Effect of reverse stock split 100:1 on June 27, 2012	3,581,325	-	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(727,540)	-	(727,540)	(99)	(727,639)
Other comprehensive income (loss)	-	-	-	-	67,469	67,469	12,055	79,524
Balance, July 31, 2010	183,825	147,297	2,999,628	(4,253,532)	-	(1,106,607)	-	(1,106,607)

Development stage net income (loss)	-	-	-	(272,195)	-	(272,195)	-	(272,195)
Balance July 31, 2011	183,825	147,297	2,999,628	(4,525,727)	-	(1,378,802)	-	(1,378,802)

Development stage net income (loss)	-	-	-	(161,485)	-	(161,485)	-	(161,485)
Balance July 31, 2012	183,825	$147,297	$2,999,628	$(4,687,212)	$-	$(1,540,287)	$-	$(1,540,287)
The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Statements of Cash Flows

				Cumulative
	Year	Year	Year	Inception,
	Ended	Ended	Ended	July 19, 2004
	July 31,	July 31,	July 31,	Through
	2012	2011	2010	July 31, 2012

Cash flows from operating activities:
Net income (loss)	$(161,485)	$(272,195)	$(695,038)	$(4,687,212)
Adjustments to reconcile net income (loss) to cash
provided (used) by development stage activities:
Non-cash management fees	-	-	-	10,000
Depreciation and amortization	-	-	-	2,657
Stock-based compensation	-	-	418,280	3,068,129
Changes in current assets and liabilities:
Prepaid expenses	1,325	5,196	(5,000)	(3,094))
Accounts payable and accrued expenses	46,020	94,369	14,265	166,611
Accounts payable and accrued expenses – related parties	96,000	107,704	-	203,704
Net cash flows from continuing operating activities	(18,140)	(64,926)	(267,493)	(1,239,205)
Net cash flows from discontinued operating activities	-	-	176,641	166,634
Total net cash flows from operating activities	(18,140)	(64,926)	(90,852)	(1,072,571)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	-	(2,657)
Net cash flows from investing activities – continuing operations	-	-	-	(2,657)
Net cash flows from investing activities – discontinued operations	-	-	(199,121)	(160,918)
Total net cash flows from investing activities	-	-	(199,121)	(163,575)

Cash flows from financing activities:
Proceeds from sale of common stock	-	-	-	80,010
Change in deferred registration costs	-	-	-	(11,213)
Proceeds from short-term notes	-	19,695	6,899	111,478
Increase (decrease) in loans payable, related parties	23,050	35,012	263,139	1,072,294
Net cash flows from financing activities – continuing operations	23,050	54,707	270,038	1,252,569
Net cash flows from financing activities – discontinued operations	-	-	(9,317)	(9,317)
Total net cash flows from financing activities	23,050	54,707	260,721	1,243,252

Effect of foreign exchange on cash flows	-	8,040	(2,967)	(2,098)

Net cash flows	4,910	(2,179)	(32,219)	5,008

Cash and equivalents, beginning of period	98	2,277	34,496	-
Cash and equivalents, end of period	$5,008	$98	$2,277	$5,008

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-
Non cash transactions :
Refinance of accounts payable, related parties	$-	$-	$93,059	$93,059
Refinance of accrued interest, related parties	-	-	51,017	51,017
Refinance of loans payable, related parties	-	-	604,846	604,846
	$-	$-	$748,922	$748,922

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

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

We operate pursuant to the laws of the Province of Alberta, Canada.  Our registered agent is in Canada, however, we do not have any offices in Canada having established a place of business in Greece, in July 24, 2008 and registering our Company with the local government to undertake business in this jurisdiction.  We use a July 31 fiscal year for financial reporting purposes.

The Company was incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  We were unsuccessful in implementing that business plan, and management determined to look for other business opportunities during the fiscal year ended July 31, 2007.

On March 14, 2007 Mr. Daryl Cozac, the President and a director and Mr. Jim Balsara, the Secretary, Treasurer and a director resigned as both officers and directors.  Three new directors were appointed to fill the available vacancies and appointments to the offices of President and Secretary/Treasurer were also completed.  Mr. Cozac, the controlling shareholder of our Company at March 14, 2007, sold a total of 139,900 Class A common shares of the Company to Neranion Holdings Ltd. for cash consideration of $104,940.  The 139,900 Class A common shares represented 78% of our then total issued and outstanding shares.  Subsequent to the year ended July 31, 2007, Neranion Holdings Ltd. gifted a total of 89,900 of the Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 50,000 Class A common shares.  On November 26, 2008, Neranion Holdings Ltd. sold 50,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares, to Rick Walchuk, a director and officer of the Company.

Concurrent with the change of control noted above, the succeeding board of directors undertook a review of business opportunities in the European Union and determined that there was a potential market for the development of solar parks.  The Company’s current business plan is to become a global marketer of solar energy.

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of Energeiaki E.P.E. of Tripoli, Greece (the “E.P.E”). Upon the acquisition of E.P.E by VioSolar, the Company issued an aggregate of 40,000 shares of common stock of VioSolar.  As a result, Energeiaki E.P.E became a subsidiary of the Company at that point.

Energeiaki E.P.E. operated a photovoltaic solar company based in Tripoli, Greece with one photovoltaic solar park of 100kw in operation. Energeiaki had two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1 MW.

On July 31, 2010, the Company and the 15% shareholders of E.P.E. agreed to rescind the transaction completed on July 23, 2009 and the Company canceled the 40,000 shares of VioSolar issued to E.P.E. and returned its eighty-five percent equity interest to E.P.E.’s shareholders. Subsequent to the rescission E.P.E. was  no longer a related party.

On October 1, 2010 the Company entered into a Memorandum of Understanding (the “MOU”) with Mr. Konstantntinos Papadias (“Papadias”), a resident of Tyros, Greece, whereunder Papadias agreed to make available a total of 150,000 square meters of land in the Municipality of Tyros, Greece for the implementation of a Photovoltaic Park.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 1 - Organization and summary of significant accounting policies (cont’d):

Our plan is to become a global marketer of electricity generated from solar energy. The plan includes the construction, management, and operation of solar energy parks. Our plans are to pursue the establishment of solar energy parks within Greece, however while we have acquired land for development we have been unable to fund such development due to the state of the Greek economy. VioSolar Inc. is pursuing cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

On February 27, 2012, the Board of Directors authorized the Company to implement a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding shares of Common Stock at a ratio of 1:100 and to file all required documents to the requisite regulatory authorities to implement the Reverse Split. The action was amended to amend the record date on March 23, 2012 and again June 12, 2012 which the record date was set as June 25, 2012 and the effective date as June 27, 2012, subject to FINRA approval. The effect of this reverse split has been retroactively applied to the common stock balances at July 31, 2004, and reflected in all common stock activity presented in these financial statements since that time.

Principles of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises.  The financial statements have been presented in U.S. dollars, which is our functional currency. Certain items in previous years have been reclassified to conform to the current year presentation.

Basis of consolidation – The Financial Statements include the consolidated accounts of VioSolar Inc. and its subsidiary for the year ended July 31, 2009. The disposal of the subsidiary was effective July 31, 2010.  Accordingly, its operations are included in 2010 operations, but all assets and liabilities have been disposed of as at July 31, 2010.

Accounting for subsidiaries – A subsidiary is an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of the subsidiary acquired during the year ended July 31, 2009 are included in the income statement from the effective date of acquisition. Where necessary, adjustments are made to the financial statements of subsidiary to bring its accounting policies into line with those used by the Company. All intra-company transactions, balances, income and expenses are eliminated on consolidation. Minority interests in the net assets of the consolidated subsidiary are identified separately from the Company’s equity therein. Minority interests consist of the amount of those interests at the date of original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Company except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.  As stated elsewhere, the subsidiary was disposed of as of July 31, 2010.

Business combinations – All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. At July 31, 2012 we had no recorded goodwill. The interest of minority shareholders in the acquisition is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 1 - Organization and summary of significant accounting policies (cont’d):

Intangible assets – There were no intangible assets at July 31, 2012. Identifiable intangible assets are recognized when the Company controls the assets, it is probable that future economic benefits attributed to the asset will flow to the Company and the cost of the asset can be reliably measured.

Foreign currency translation – The financial statements are presented in US Dollars, which is the parent Company’s functional and presentation currency. Each entity determines its own functional currency and items including in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transactions dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than US Dollars are expressed in US Dollars using exchange rates prevailing on the balance sheet date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognized directly in equity.

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
Notes to Financial Statements
July 31, 2012, 2011 and 2010

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

Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .…… 20 years
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
July 31, 2012, 2011 and 2010

Note 1 - Organization and summary of significant accounting policies (cont’d):

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include stock options described in Note 11, below, as the calculation would have been anti-dilutive.

Reclassification - Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. During the fiscal year ended July 31, 2011, the Company determined to consolidate certain line items on its statements of operations to one line item entitled “General and administrative expenses”.

Note 2 – Discontinued Operations:

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of E.P.E, a company operating in the photovoltaic marketplace in Greece.   At the date of the acquisition, E.P.E. has been in business for a period of approximately three (3) years, with revenue-generating operations from its first photovoltaic park having commenced effective September 2008, so that at the date of acquisition, E.P.E. had not yet completed a full twelve month cycle of revenue. The Company and 85% owned subsidiary E.P.E. were expected to continue to operate at a loss until such time as we are able to construct and operate a sufficient number of solar parks to allow for the generation of income adequate to cover all associated operating expenses and overhead.  During the fiscal year ended July 31, 2010, the Company did not raise any funds as required  to construct additional parks on existing lands and we were unable to meet the goals of increased output and revenues.   As a result, at July 31, 2010 the Company and the shareholders of the minority interest in E.P.E. agreed to rescind the acquisition completed on July 23, 2009.   As of July 31, 2010, the Company’s financial statements reflect the discontinuation and disposal of E.P.E.

Note 3 – Future operations:

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 3 – Future operations (Cont’d):

In consideration of the above noted terms, the Company agrees to pay to Papadias the sum of 100 Euros upon execution of the MOU; a further 100,000 Euros over a period of ten (10) years commencing twelve months from the original signing of the agreement; and, a royalty of 5% of any net revenues derived from any operations on the leased lands.  Subsequent to the fiscal year ended July 31, 2011, the Company and Papadias amended the MOU to allow for a term of twenty-four (24) months to complete the Study and for payments to commence.  The Company has as yet been unable to raise the required funding.

Note 4 – Going Concern:

To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during the period of implementation of our current business plan.

At July 31, 2012, we had suffered losses from development stage activities to date approximating $4,687,000, and had negative stockholders’ equity of approximately $1,540,000, all of which raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 5 – Uncertainty in Greek economy:

Uncertainty surrounding the continuing financial instability with respect to the Greek government (the “Government”) and the economy of Greece continues to raise certain doubts about the Government’s ability to perform should the Company develop photovoltaic parks in Greece and look to enter into Power Purchase Agreements with the Government.  Under current economic conditions, the ability of the Greek government to effectively perform under any contracts which could be negotiated in the future remains unknown.  The Company has not yet entered into negotiations with respect to potential, future energy production and therefore we have not yet determined the impact this uncertainly may have on these financial statements, and as such, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has been unable, due to the current state of the economy in Greece to raise any funds to develop its project.

Note 6 – Prepaid Expense:
A summary of prepaid expense as of July 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Lease deposit	$-	$1,325	$1,325
Others	-	-	5,196
	$-	$1,325	$6,521

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 7 – Commitments:

Effective September 15, 2008, the Company entered into a two (2) year lease for office space in a property located in Athens, Greece. The lease called for monthly rent in the amount of $3,365 (€2,540) plus applicable taxes and was to expire September 14, 2010. During the fiscal year 2009, the Company paid a total of $27,983 (€20,320) plus applicable taxes and utilities. The lease was terminated on April 14, 2009.

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece.  The lease calls for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. The lease was terminated on May 1, 2012.

During the fiscal year ended July 31 the Company recorded rent expenses in the amount of $10,550 (2012), $17199 (2011) and $18,188 (2010)..

Note 8 – Notes payable:

A summary of notes payable as of July 31 are as follows:

	2012	2011	2010
Christos Grigoriou	$-	$-	$64,167
Sariona Investments Ltd.	-	91,902	-
Various third parties	911,186	748,922	748,922
	$911,186	$840,824	$813,089

On June 23, 2008, we borrowed US $64,167 (€50,000) from Mr. Christos Grigoriou, a resident of Trikala, Greece. The loan was due and payable in full on May 23, 2010, bore interest at 10% per annum payable at maturity, and was unsecured. Upon maturity, the term of the loan was extended for an additional year on the same terms. On March 23, 2011, Mr. Grigoriou assigned his outstanding note receivable for US$71,955 (€50,000) plus accumulated interest to March 23, 2011 in the amount of US$19,947 (€13,861) to Sariona Investments Ltd. On April 25, 2012, Sariona Investments Ltd assigned the outstanding note receivable for US$82,427 (€63,861) plus accumulated interest to April 27, 2012 in the amount of US$8,974 to a third party. The note is due on demand, bears interest at 5% per annum and is unsecured.

On July 31, 2010 Mr. Rick Walchuk, Mr. Michael Soursos and Bruca Trading Ltd. entered into Assignment and Assumption Agreements with several third parties whereby they assigned the following amounts due and payable to each of them to the third parties (Refer to Note 11 – Related Party Transactions):

Rick Walchuk	$619,863
Michael Soursos	93,059
Bruca Trading Ltd.	36,000
$748,922

As a result these amounts were reclassified on the Company’s balance sheet from Loans Payable – Related Parties and Accounts Payable – related parties to Notes Payable. The notes are due on demand, bear interest at 5% per annum and are unsecured. As of July 31, 2011, the Company accrued interest expense $37,446 reflected on the Company’s balance sheets as accounts payable and accrued expense.

On April 27, 2012, the Company assigned Assignments and Assumption Agreements between the vendors and a third party. Under those agreements, accumulated amount of US$70,863 (€54,871) was assigned. The note is due on demand, bears interest at 5% per annum and is unsecured.

As of July 31, 2012, the Company accrued interest expense $45,470 ($40,508 – 2011) ($15,184 – 2010) reflected on the Company’s balance sheets as accounts payable and accrued expense.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 9– Taxes on Income:

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

For the year ended July 31, 2012 the Company is subject to income taxes in Canada and Greece.

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31, 2012	July 31, 2011	July 31, 2010
Refundable Canadian income tax attributable to:
Current operations	$48,215	$75,093	$181,362
Timing differences, Stock based compensation	-	-	(142,215)
Less, Change in valuation allowance	(48,215)	(75,093)	(39,147)
Net refundable amount	$-	$-	$-

The provision for refundable Greek income tax consists of the following:

	Year Ended July 31, 2012	Year Ended July 31, 2011	Year Ended July 31, 2010
Refundable Greek income tax attributable to:
Current operations	$4,300	$12,800	$39,300
Nondeductible expenses	-	-	-
Less, Change in valuation allowance	(4,300)	(12,800)	(39,300)
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of July 31, 2012, 2011 and 2010 are as follows:

	July 31, 2012		July 31, 2011		July 31, 2010
	Canada Expected rate 34%	Greece Expected rate 20%	Canada Expected rate 34%	Greece Expected rate 25%	Canada Expected rate 34%	Greece Expected rate 25%
Deferred tax asset attributable to:
Net operating loss carryover	$248,860	$223,554	$200,645	$218,800	$125,552	$206,000
Less, Valuation allowance	(248,860)	(223,554)	(200,645)	(218,800)	(125,552)	(206,000)
Net deferred tax asset	$-	$-	$-	$-	$-	$-

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 9– Taxes on Income (continued):

At July 31, 2012, the Company has the following estimated operating losses by segment:

	July 31, 2012		July 31, 2011		July 31, 2010
	Canada	Greece	Canada	Greece	Canada	Greece
Operating Loss	$139,991	$21,494	$220,862	$51,343	$115,137	$158,531

At July 31, 2012, we have approximately $731,940 of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, which expire beginning in 2024.

At July 31, 2012, we have approximately $898,515 of future losses for tax purposes in Greece which are available to reduce taxable income in future periods.  In general, operating losses may be carried forward for five years in Greece.

Tax years that remain subject to examination are years ended July 31, 2010, 2011, and 2012 for Canada and 2010, 2011 and 2012 for Greece.

Note 10 – Issuance of shares and warrants:

As of July 31, 2012, the Company had issued shares of its Class A, voting, no par value common stock, as adjusted for the 2012 reverse split, as follows:

Date	Description	Shares	Price Per Share	Amount
07/19/04	Shares issued for cash and software license*	139,900	$0. 0000715	$10
07/19/04	Shares issued for cash and software license*	100	0. 0000715	-
07/21/04	Shares issued for cash	18,750	2	37,500
07/23/04	Shares issued for cash	13,000	2	26,000
07/26/04	Shares issued for cash	6,250	2	12,500
07/28/04	Shares issued for cash	2,000	2	4,000
07/31/07	Deferred registration costs charged against proceeds	-	-	(11,213)
07/23/09	Shares issued for acquisition	40,000	9.221	368,840
08/25/09	Shares issued under stock option/awards plan**	3,325	20	66,500
02/01/10	Shares issued under stock option/awards plan	500	24	12,000
07/31/10	Shares canceled upon disposal	(40,000)		(368,840)
07/31/12	Cumulative Totals	183,825		$147,297

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

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 10 – Issuance of shares and warrants (cont’d):

In connection with the sale of 40,000 shares for cash noted above, we also issued 40,000 warrants to the same purchaser.  The warrants became effective on August 17, 2005, concurrent with the effective date of the Form F-1 that we filed, and expired one year later.  They allowed the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $10 per share.  Under certain circumstances, based on the performance of our stock on the open market, we could have redeemed the warrants for $0.01 per share.  At the time of issuance, management determined that the warrants did not have any fair market value.  None of the warrants were exercised by their expiration date, and thus expired unexercised on August 17, 2006.

On July 31, 2010, the Company rescinded its acquisition of E.P.E. and cancelled the 40,000 shares of its common issued to E.P.E. previously.

On February 27, 2012, the Board of Directors authorized the Company to implement a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding shares of Common Stock at a ratio of 1:100 and to file all required documents to the requisite regulatory authorities to implement the Reverse Split. The action was amended to amend the record date on March 23, 2012 and again June 12, 2012 which the record date was set as June 25, 2012 and the effective date as June 27, 2012, subject to FINRA approval. The effect of this reverse split has been retroactively applied to the common stock balances at July 31, 2004, and reflected in all common stock activity presented in these financial statements since that time.

As of July 31, 2012, the Company had a total of 183,825 shares of its Class A, voting, no par value common stock issued and outstanding.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares had been issued at the date of the financial statements.

Note 11 – Stock options and stock awards:

Stock Options and Stock Awards

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 27,000 options. The 2007 Plan provides for the granting of restricted stock awards and options to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $225 and have a term not to exceed five years. All options and awards are subject to vesting over a two year period from the date of grant with an 50% of the total number of options granted vesting on each of the one and two year anniversary of the original grant date. On May 26, 2009, the Company’s Board of Directors approved, and on September 2009 the shareholders approved, that the stock options as previously granted under the 2007 Plan were to be re-priced at $40 per share, which action was undertaken.  Each of the Company’s named executive officers, Mr. Walchuk and Mr. Soursos, were granted a total of 5,000 five year stock options effective May 26, 2008 vesting as to 2,500 shares on the first anniversary of the grant date and 2,500 shares on the second anniversary of the grant date.  Concurrent with the re-pricing of the options granted under the 2007 Plan, a total of 5,000 stock options granted to each of Mr. Walchuk and Mr. Soursos are available for exercise at $40 share until May 25, 2013.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Financial Statements
July 31, 2012, 2011 and 2010

Note 11 – Stock options and stock awards (cont’d):

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 27,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan is intended to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to the discretion of the appointed administrator..  The following table summarizes information concerning stock options outstanding as of July 31, 2012:

For the years ended
	July 31, 2012		July 31, 2011		July 31, 2010
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Outstanding at beginning of the year	20,150	40	20,150	40	20,150	40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired or cancelled	-	-	-	-
Outstanding at end of year	20,150	40	20,150	40	20,150	40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	15,650	0.81	15,650
$40	4,500	1.81	4,500
Total	20,150	1.04	20,150

If not previously exercised or canceled, options outstanding at July 31, 2012 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2013	$40	$40	15,650	$40
Year Ending July 31, 2014	$40	$40	4,500	$40

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
July 31, 2012, 2011 and 2010

Note 11 – Stock options and stock awards (cont’d):

The expense recognized for options granted under the 2007 Plan is equal to the fair value of stock options as of the grant date. The following table presents the range of the weighted average fair value of options granted to directors and employees and the related assumptions used in the Black-Scholes model for stock option grants made during fiscal years 2009, 2008 and 2007:
	Options Granted
	2012	2011	2009	2008
Fair value of options granted	-	-	$20	$180
Assumptions used:
Expected life (years) (1)	-	-	2.50 – 3.00	1.50 – 3.50
Risk free interest rate (2)	-	-	2.30%	2.43% - 2.69%
Volatility (3)	-	-	199.91%	120.02%
Dividend yield (4)	-	-	0.00%	0.00%

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

Note 12 – Related party transactions:

During the fiscal year ended July 31, 2012, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $23,050 for the Company’s operations. As at July 31, 2011 the Company owed Mr. Walchuk an amount totaling $58,179 (2011 – $35,129), which is included on the Company’s balance sheet as loans payable – related party.  On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling in the amount of $3,378 (2011 - $822) in respect of amounts advanced to the close of the fiscal year, which amount on the Company’s balance sheet as Accounts payable – related party.

During the fiscal year ended July 31, 2012, the Company accrued management fees totaling $96,000 ($96,000 – 2011) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $325,000 owing to Mr. Walchuk and an amount of $72,000 owing to Mr. Soursos on the Company’s balance sheet as Accounts payable – related party.

During fiscal year ended July 31, 2010 the Company accrued invoices for services totaling $10,882 (2009 - $34,798) from a Company for which a former director acts as a consultant.  The Company did not make any cash payments. The total amount of $77,415 is included on the Company’s balance sheet as Accounts payable – related party.

VIOSOLAR INC.
(A development stage enterprise)
Notes to Consolidated Financial Statements
July 31, 2012, 2011 and 2010

Note 13 - New accounting pronouncements:

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” intended to simplify how an entity tests goodwill for impairment. The guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment will determine whether a quantitative impairment test must be performed. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. This ASU will be effective for the Company beginning on September 29, 2012. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Offsetting, otherwise known as netting, is the presentation of assets and liabilities as a single net amount in the statement of financial position (balance sheet). An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This ASU will be effective for the Company beginning on September 28, 2013. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 amends the guidance in Accounting Standards Codification (“ASC”) 350-302 on testing indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. In addition, ASU 2012-02 does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. This ASU will be effective for the Company beginning on September 29, 2012. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

Note 14 - Other events:

Subsequent to the period covered by this report, the Company has further extended the agreement with Papadias for a further year.   The Company will be required to perform under the contract by October 31, 2013.

On December 14, 2012, the Company received notice from the Alberta Securities Commission that the Alberta Securities Commission had determined that the Company had met the requirements in Multi-Lateral Instrument 51-105 and was therefore designated by the Alberta Securities Commission as an “OTC Reporting Issuer in Alberta”.   Concurrent with the notice the Alberta Securities Commission issued a cease trade order whereby no trading of securities of the Company may take place in the Province of Alberta.  The Company intends to review the policies and to make all required filings.

 In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through December 17, 2012, and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

ITEM 19.  EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 on February 16, 2005.
3.2	Articles of Amendment, amending the name of the Corporation and the restrictions on share transfers	Incorporated by reference to the Exhibit filed with VioSolar Inc.’s Form 6-K filed on July 16, 2007
3.3	Bylaws	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on October 14, 2004
4.1	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
4.2	Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders September 23, 2009	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form 6-K filed on September 9, 2009.
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004	Incorporated by reference to the Exhibits filed with VioSolar Inc.’s Form F-1 filed on February 26, 2005.
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company	Incorporated by reference to the Annual Report filed on Form 20-F on February 15, 2008.
10.3	Purchase and Sale Agreement between the Company and Energeiaki E.P.E., and Amended Articles of Incorporation of Energeiaki E.P.E., dated July 23, 2009.	Incorporated by reference to the Annual Report filed on Form 20-F on March 17, 2010.
10.4	Memorandum of Understanding between the Company and Konstantntinos Papadias dated October 1, 2010	Incorporated by reference to the Annual Report filed on Form 20-F on March 17, 2011.
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Financial Officer	Filed herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer	Filed herewith
101.INS	XBRL Instance Document	**
101.SCH	XBRL Taxonomy Extension Schema	**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	**
101.DEF	XBRL Taxonomy Extension Definition Linkbase	**
101.LAB	XBRL Taxonomy Extension Label Linkbase	**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	**
**To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.
By:	/s/Rick Walchuk
Name:	Rick Walchuk
Title:	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)

Date:   December  17, 2012