Form 20-F/A
period 2012-07-31
VIOSOLAR INC.
filed 2013-05-08
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendmet No. 1

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

183,825 common shares outstanding as of July 31, 2012 and as May 7, 2013

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment”) of Viosolar Inc., amends our annual report on Form 20-F for the fiscal year ended July 31, 2012 as filed with the Securities and Exchange Commission on December 17, 2012, and is being filed at the request of the Alberta Securities Commission in order to satisfy certain requirements under Multi-Lateral Instrument 51-105, including the requirement that the Company provide financial statements audited by a firm registered with the Canadian Public Accountancy Board (“CPAB”). As such the Company engaged the firm of BF Borgers CPA PC, a firm registered with CPAB, to replace its prior auditor, ABBM Group, Ltd. LLP, and re-audit the Company’s financial statements for the fiscal year ended July 31, 2012. During the course of this audit there were no changes made to the financial statements as previously filed save the representation in Note 14 – Other Events, that subsequent events have been evaluated as of the current date, May 7, 2013.

In addition, the Company has updated the cover page of the Form 20F/A to include the current issued and outstanding share capital as of May 7, 2013 and as at the date of the audited report, July 31, 2012. We have also included under the heading “Currency” on page 5, the updated nominal rates of conversion as of May 1, 2013 for the Canadian Dollar and the Euro.

Finally we have included updated Certifications as of the date of filing.

Other than as set out above, no other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date(s), and does not modify or update in any way disclosures made in the original Form 20-F.

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

Currency

Certain of the transactions undertaken by the Company for fiscal years 2012, 2011, 2010, 2009, 2008 and 2007 were in Euros and certain of the transactions for fiscal year 2006 were in Canadian dollars (“CDN”). Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank. These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate. These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro.

The nominal rate for a Canadian dollar as of May 1, 2013 was $0.9942, and the nominal rate in Euros as of May 1, 2013 was $1.3072

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Viosolar Inc. (formerly Sprout Development, Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

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
Our registered agent is in the Province of Alberta, Canada; Filer Support Services Inc. of Suite 145-251 Midpark Blvd S.E., Calgary, Alberta, Canada T2X 1S3.
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

On July 16, 2012 we received approval from FINRA to undertake the restructure of the Company by way of a reverse split of the shares on the basis of 1 share for each 100 shares held in an effort to make it more attractive to investors and to allow us to eliminate debt. We are currently negotiating debt settlements with a number of creditors and expect to have settled the majority of the outstanding debt in the Company prior to July 31, 2013.

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

Property, Plants and Equipment

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece. The lease calls for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. The lease was terminated on May 1, 2012, by mutual consent between the Company and the landlord, with no further obligation. Currently the Company has offices free of charge in Greece provided by the President of the Company.

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

Viosolar had total assets, consisting solely of cash, of $5,008 at July 31, 2012, as compared $1,423 at July 31, 2011 and $8,798 on July 31, 2010,

Viosolar had total current liabilities of $1,545,295 as at July 31, 2012, compared to $1,380,225 at July 31, 2011 and $1,115,405 at July 31, 2010. Notes payable increased to $911,186 (2012) from $840,824 (2011) and $ 813,089 (2010) primarily due to accrued interest related to the loans. Loans from related parties increased to $58,561 (2012) from $35,511 (2011) from $499 (2010) as we were provided with funding by related party loans to pay down accounts payable. Accounts payable and accrued expenses decreased to $94,771 (2012) from $124,653 (2011) and $30,284 (2010). The accounts payable decrease during fiscal 2012 is related to funds from related parties to pay down outstanding accounts payable. Accounts payable to related parties increased to $480,777 (2012) from $379,237 (2011) and $271,533 (2010), due to to management fees accruing but remaining unpaid due to a lack of available funds.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our board of directors appointed BF Borgers CPA PC as our principal accountant to re-audit our financial statements for the fiscal year ended July 31, 2012 on March 27, 2013. BF Borgers CPA PC is a registered public accounting firm that is registered with PCAOB and CPAB. The Company is required to file financial statements with the Alberta Securities Commission audited by a public accounting firm registered with the Canadian Public Accountability Board, (“CPAB”). Prior to the appointment of BF Borgers CPA PC, the firm of ABBM Group, Ltd LLP was our principal accountant to audit our financial statements for the fiscal years ended July 31, 2012, 2011, 2010, 2009 and 2008. ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), and were the auditors of the Company since inception to March 27, 2013. The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

Audit Fees

We incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $7,000 during the fiscal year ended July 31, 2012, $ 15,638 during the fiscal year ended July 31, 2011 and $26,888 during the fiscal year ended July 31, 2010. A fee of $5,000 was incurred for the re-audit of our financial statements for the period ended July 31, 2012 by BF Borgers CPA PC.

Audit Related Fees

The fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2012, 2011, and 2010, were Nil. The fees billed for assurance and related services by BF Borgers CPA PC relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal year ended July 31, 2012 were Nil.

Tax Fees

For the fiscal years ended July 31, 2012, 2011, and 2010 the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP were Nil. For the fiscal year ended July 31, 2012 the aggregate fees billed for tax compliance, tax advice and tax planning by BF Borgers CPA PC were Nil.

All Other Fees

For the fiscal years ended July 31, 2012, 2011, and 2010 the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were Nil. For the fiscal year ended July 31, 2012 the aggregate fees billed by BF Borgers CPA PC, as applicable, for products and services, other than the services set out above, were Nil.

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
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2012, 2011 and 2010
REPORTED IN UNITED STATES DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Viosolar, Inc.:

We have audited the accompanying balance sheet of Viosolar, Inc. (“the Company”) as of July 31, 2012 and the related statement of operations, stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Viosolar, Inc., as of July 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ B F Borgers CPA PC
B F Borgers CPA PC

Denver, CO
April 15, 2013

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Viosolar, Inc.

We have audited the accompanying consolidated balance sheets of Viosolar, Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2011 and 2010, and the related consolidated statement of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the two years in the period ended July 31, 2011, and for the period from inception, July 19, 2004, through July 31, 2011. Viosolar’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viosolar, Inc. (a development stage enterprise) as of July 31, 2011 and 2010, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two year period ended July 31, 2011, and for the period from inception, July 19, 2004, through July 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

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

ABBM Group Ltd, LLP. Houston, Texas January 31, 2012
International Associate UK 200 GROUP, Affiliated Offices in Principal Cities Around The World
*

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

VIOSOLAR INC.
(A development stage enterprise)
Statements of Stockholders' Equity (Deficit)

				Deficit
	Common Stock			Accumulated	Accumulated	Subtotal
			Additional	During the	Other	Before
	Class A Shares	Amount	Paid In Capital	Development Stage	Comprehensive Income	Non-controlling Interest	Non-controlling Interest	Total
Inception, July 19, 2004	-	$-	$-	$-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	-	80,010	-	80,010
Effect of reverse stock split 100:1 on June 27, 2012	(17,820,000)	-	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(542)	-	(542)	-	(542)
Balances, July 31, 2004	180,000	80,010	-	(542)	-	79,468	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)	-	(12,966)
Balances, July 31, 2005	180,000	80,010	-	(13,508)	-	66,502	-	66,502

Contributed services	-	-	10,000	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)	-	(23,666)
Balances, July 31, 2006	180,000	80,010	10,000	(37,174)	-	52,836	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213	-	(11,213)	-	(11,213)	-	(11,213)
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)	-	(153,844)
Balances, July 31, 2007	180,000	68,797	10,000	(191,018)	-	(112,221)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)	-	(973,429)
Other comprehensive income	-	-	-	-	1,031	1,031	-	1,031
Balances, July 31, 2008	180,000	68,797	554,067	(1,164,447)	1,031	(540,552)	-	(540,552)

Stock-based compensation	-	-	2,105,781	-	-	2,105,781	-	2,105,781
Investment in Energeiaki EPE	4,000,000	368,840	-	-	-	368,840	65,089	433,929
Effect of reverse stock split 100:1 of on June 27, 2012	(3,960,000)	-	-	-	-	-	-	-
Development stage net income (loss) from continuing operation	-	-	-	(2,395,753)	-	(2,395,753)	1,706	(2,394,047)
Other comprehensive income	-	-	-	-	16,291	16,291	2,908	19,199
Balances, July 31, 2009	220,000	437,637	2,659,848	(3,560,200)	17,322	(445,393)	69,703	(375,690)

Shares issued for services	382,500	78,500	(78,500	-	-	-	-	-
Stock-based compensation	-	-	418,280	-	-	418,280	-	418,280
Disposal (loss) of Energeiaki EPE	(4,000,000)	(368,840	-	34,208	(84,791	(419,423)	(81,659)	(501,082)
Effect of reverse stock split 100:1 on June 27, 2012	3,581,325	-	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(727,540)	-	(727,540)	(99)	(727,639)
Other comprehensive income (loss)	-	-	-	-	67,469	67,469	12,055	79,524
Balance, July 31, 2010	183,825	147,297	2,999,628	(4,253,532)	-	(1,106,607)	-	(1,106,607)

Development stage net income (loss)	-	-	-	(272,195)	-	(272,195)	-	(272,195)
Balance July 31, 2011	183,825	147,297	2,999,628	(4,525,727)	-	(1,378,802)	-	(1,378,802)

Development stage net income (loss)	-	-	-	(161,485)	-	(161,485)	-	(161,485)
Balance July 31, 2012	183,825	$147,297	$2,999,628	$(4,687,212)	$-	$(1,540,287)	$-	$(1,540,287)
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

On July 23, 2009, the Company completed the purchase of 85 percent of the outstanding shares of Energeiaki E.P.E. of Tripoli, Greece (the “E.P.E”). Upon the acquisition of E.P.E by VioSolar, the Company issued an aggregate of 40,000 shares of common stock of VioSolar. As a result, Energeiaki E.P.E became a subsidiary of the Company at that point.

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

Note 2 – Discontinued Operations:

On July 23, 2009, the Company completed the purchase of 85 percent of the outstanding shares of E.P.E, a company operating in the photovoltaic marketplace in Greece. At the date of the acquisition, E.P.E. has been in business for a period of approximately three (3) years, with revenue-generating operations from its first photovoltaic park having commenced effective September 2008, so that at the date of acquisition, E.P.E. had not yet completed a full twelve month cycle of revenue. The Company and 85% owned subsidiary E.P.E. were expected to continue to operate at a loss until such time as we are able to construct and operate a sufficient number of solar parks to allow for the generation of income adequate to cover all associated operating expenses and overhead. During the fiscal year ended July 31, 2010, the Company did not raise any funds as required to construct additional parks on existing lands and we were unable to meet the goals of increased output and revenues. As a result, at July 31, 2010 the Company and the shareholders of the minority interest in E.P.E. agreed to rescind the acquisition completed on July 23, 2009. As of July 31, 2010, the Company’s financial statements reflect the discontinuation and disposal of E.P.E.

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

In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through May 7, 2013, and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

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
**To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.

Date: May 7, 2013	By:	/s/ Rick Walchuk
	Name	Rick Walchuk
	Title	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)