Form 20-F
period 2013-07-31
VIOSOLAR INC.
filed 2013-10-30
CIK 1302401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2013

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

Rick Walchuk, Kolokotroni 2A, 17563 Paleo Faliro, Athen, Greece, Tel: (708) 357-4891 Fax: +30 210 996 9940
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

31,804,189 common shares outstanding as of July 31, 2013

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
Yes	[ X]	No	[ ]

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

Currency

Certain of the transactions undertaken by the Company for fiscal years 2013, 2012, 2011, 2010, 2009, 2008 and 2007 were in Euros and certain of the transactions were in Canadian dollars (“CDN”). Therefore this annual report contains conversions of certain amounts from both Euros and Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the nominal rate for the United States dollar from the Bank of Canada and the nominal rate for the United States dollar from the European Central Bank. These translations should not be construed as representations that the Canadian dollar or Euro amounts actually represent such United States dollar amounts or that Canadian dollars or Euros could be converted into United States dollars at the rate indicated or at any other rate. These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar or one Euro.

The nominal rate for a Canadian dollar as of October 25, 2013 was $0.9565, and the nominal rate in Euros as of October 25, 2013 was $1.3777.

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars and Euros for each month during the previous six months:

	September 2013	August 2013	July 2013	June 2013	May 2013	April 2013
High for period ($CDN)	0.9780	0.9715	0.9736	0.9835	0.9968	1.0075
Low for period ($CDN)	0.9484	0.9493	0.9445	0.9500	0.9625	0.9926
High for period (Euros)	1.3545	1.3392	1.3284	1.3406	1.3191	1.3129
Low for period (Euros)	1.3117	1.3203	1.2813	1.3008	1.2853	1.2818

The average noon nominal rate for each of the five years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	2013	2012	2011	2010	2009
$CDN Average for period	0.9935	.9917	1.0061	0.9533	0.8505
Euros Average for period	1.29904	1.32268	1.3767	1.3811	1.3585

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

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2013,  2012, 2011, 2010, and 2009. The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31, (US$)
	2013	2012	2011	2010	2009
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Operating Income (loss) from Continuing	(169,964)	(129,688)	(215,282)	(665,271)	(2,378,630)
Other Income (expense)	(49,653)	(31,797)	(56,913)	(25,831)	(25,610)
Net Income (loss) from discontinued operations, net of tax	-	-	-	(3,936)	3,936
Net Income (loss) from continuing operations	(219,617)	(161,485)	(272,195)	(691,102)	(2,397,983)
Net Income (loss) from Operations per share	(0.13)	(0.88)	(1.48)	(3.09)	(13.26)
Net Income (loss) from Discontinued operations per share	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)

As at July 31, (US$, except number of common shares issued and outstanding)
	2013	2012	2011	2010	2009
Total Assets	42,474	5,008	1,423	8,798	1,770,442
Total Stockholders' Equity (Deficit)	(1,126,670)	(1,540,287)	(1,378,802)	(1,106,607)	(375,690)
Attributable to Viosolar Shareholders	(1,126,270)	(1,540,287)	(1,378,802)	(1,106,607)	(445,393)
Attributable to Subsidiary Minority Interest	-	-	-	-	69,703
Capital Stock	779,703	147,297	147,297	147,297	437,637
Number of Common Shares	31,804,189	183,825	183,825	183,825	220,000

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

While our company has been incorporated since 2004, we are still a development stage company and generated only minimal revenue from discontinued operations. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish new business opportunities. We are an international renewable energy source company. Our company is based in Athens, Greece. Viosolar’s planned operations involve large-scale investments in grid-connected photovoltaic Parks with photovoltaic (“PV”) arrays for production of electricity, in suitable locations in South and South East European Union Countries. We are in the process of attempting to secure licenses for these solar parks through in-house applications and land leases/acquisitions, purchasing of existing licenses or companies holding such licenses, or joint ventures with existing license holders. Our initial objective is to build and operate photovoltaic parks of up to 20MW total installed capacity, commencing in Greece. In addition to Greece, our target markets are Bulgaria, Romania, Kosovo, Cyprus, Italy, Spain, Portugal, and France. Our company also continues to assess the viability of other alternative energy projects to complement our green energy mandate. During the fiscal year ended July 31, 2009, we acquired an 85% interest in a Greek company, Energiaki that is involved in the operations of solar parks, holds licenses for further development of solar parks and consults to other potential licensees for solar parks in Greece. Effective July 31, 2010 we agreed with the 15% shareholders of Energiaki to rescind the July 23, 2009 acquisition having been unable to raise the required funding for the Energiaki project. We currently have one property which we believe will be suitable for the construction of a solar project, however to date we have been unable to raise the required funding to build a solar park and unless we can raise funding this project may not progress in a timely fashion, if at all.

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

As of the date of this proxy statement/prospectus, our company has no revenues from its proposed business, having only generated minimal revenues from discontinued operations, and significant revenues are not expected in the next 12 months or longer. On a going-forward basis and until we either generate significant revenues or conduct some sort of financing, we expect our operating expenses to average approximately USD$20,000 per month, going forward until we can finance our project. We do not presently have sufficient funds to be able to fund our operating costs . We have to date relied predominantly on loans and the sale of equity to fund operations. We will be required to continue to raise funds for operations either by way of loans or by equity financings. We have no certainty of raising any such funds and our company could fail as a result.

We have a history of losses and fluctuating operating results, which raise substantial doubt about our ability to continue as a going concern.

Since inception through July 31, 2013, we have incurred aggregate net losses of $4,896,793. We also incurred a loss from operations for each of the years ended July 31, 2013 through 2004. There is no assurance that we will operate profitably or will generate positive cash flow in the future. In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order solar energy, the size of customers’ orders, the demand for solar energy, and the level of competition and general economic conditions.

Although we anticipate that we will earn significant revenues upon the successful implementation of our business plan, we expect to continue to incur development costs and operating costs. Consequently, we expect to incur operating losses and negative cash flow until our solar energy production is of sufficient quantity to generate a commercially viable and sustainable level of sales, so that we are operating in a profitable manner. These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph in our independent registered public accounting firm’s report on the July 31, 2013, financial statements. Our audited financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

There is a limited market for our common stock so you may lack a market for and liquidity in the shares.

Our common stock is quoted on the OTCQB operated by the OTC Markets Group under the symbol “VIOSF” and on the Berlin stock exchange under the symbol “SDE”. Even though the stock is quoted, there is no assurance a liquid market will develop. If a market does develop for our common stock, at best, it may offer very minimal liquidity for the shares. If a market for our common shares does not develop, our shareholders may not be able to resell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common stock to fluctuate substantially. In addition, the OTCQB is not an exchange and, because trading of securities on the OTCQB is often more sporadic than the trading of securities listed on a national exchange, our shareholders may have difficulty reselling their shares.

Trading of our stock is restricted by the Securities Exchange Commission’s penny stock regulations, which may limit a shareholder’s ability to buy and sell our common stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority (FINRA) has adopted sales practice requirements which may limit an investor’s ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

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

Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece. Our telephone contact is (708) 357-4891. Our email contact is info@viosolar.com.

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

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares acquired. Upon the acquisition of E.P.E.by Viosolar, the Company reserved an aggregate of 4,000,000 shares of the Class A common stock of Viosolar, which were subsequently issued on August 25, 2009. We were unable to raise the required capital. Subsequent to the fiscal year end, July 31, 2010, we agreed to rescind the acquisition and the 4,000,000 shares issued for the acquisition were returned to treasury. We reported this transaction as discontinued operations on our financial statements for the fiscal year ended July 31, 2010.

On October 1, 2010, we entered into a memorandum of understanding, as amended in 2012, with Mr. Konstantinos Papadias, a resident of Tyres Greece, whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. Upon completion of the study recently received we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. If we determine to proceed with a formal agreement, under the terms of our current memorandum of understanding we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property. We are currently in negotiation to set new payment terms with Mr. Papadias and expect to enter into a formal agreement prior to October 31, 2013. Once we have a finalized agreement with Mr. Papdias we will move to raise the required funding for the project. It is unknown as to whether we will be able to raise the funding or to finalize a new agreement with Mr. Papadias.

The Company is of the opinion that the situation in Greece may have bottomed and that it may be the time to take advantage of the lower costs of doing business that currently exist, prior to the Greek economy experiencing a turn around. There can be no assurance that the assumptions of the Company are correct or that the Greek economy will rebound in such a fashion as to make an investment in the Company and a project in Greece attractive. The Company is also seeking other business opportunities that may enhance its current operations and bring funding to the Company.

On July 16, 2012 we received approval from FINRA to undertake the restructure of the Company by way of a reverse split of the shares on the basis of 1 share for each 100 shares held in an effort to make it more attractive to investors and to allow us to eliminate debt. The Company had expected to negotiate debt settlements and have the majority of its debt settled by December 31, 2012, however, due to a cease trade order in the Province of Alberta, the Company determined to finalize negotiations once they had completed all of the required filings to bring the Company into good standing in the Province of Alberta. The Company has negotiated debt settlement for management debt as of the date of this proxy statement/prospectus and intends to commence negotiations with the creditors of the Company and hopes to either raise sufficient funding to settle debt or negotiate debt settlements with creditors in the next six months.

We are currently incorporated under the corporate laws of Alberta, Canada. The board of directors of our company has determined that it would be in the best interest of our company to change our jurisdiction of incorporation from Alberta, Canada to Nevada, U.S.A. by means of a process known as a “continuance” under the Alberta Business Corporations Act (the “ABCA”) and known as a “conversion” under the Nevada Revised Statutes (the “NRS”).

Under the ABCA, a continuance is a process by which a corporation which is incorporated under the laws of Alberta may change its jurisdiction of incorporation to another jurisdiction as if it had been incorporated under the laws of that other jurisdiction. Under the NRS, if the laws of its home jurisdiction allow for it and complied with, a corporation may be “converted” as a Nevada corporation by filing the articles of conversion with the Secretary of State of the State of Nevada.

Management has determined that a continuance will be the most effective means of achieving the desired change of domicile.

Pursuant to Section 189 of the ABCA, our board of directors has approved the continuance and approved and adopted a plan of conversion (the “Plan of Conversion”),under Chapter 92A of the NRS and has recommended that shareholders authorize and approve the continuance and approve and adopt the Plan of Conversion. The special resolution to authorize and approve the continuance and approve and adopt the Plan of Conversion will be submitted to our stockholders at the annual and special meeting. If at least two-thirds, or 66.7%, of the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote thereat are in favour of the authorization and approval of the Continuance and the approval and adoption of the Plan of Conversion, we will apply for and obtain a written authorization for the continuance to the Registrar of Corporations, Alberta Registries, in accordance with Section 189 of the ABCA and then file articles of conversion and related documents with and pay all fees prescribed to the Secretary of State of Nevada in accordance with NRS 92A.205 and comply with all other requirements. Upon filing of the articles of conversion and related documents and payment of all applicable fees, the Secretary of State of the State of Nevada will issue a stamped and filed copy of the articles of conversion and we will submit it to the Registrar of Corporations, Alberta Registries, after which we expect that the Registrar of Corporations, Alberta Registries will issue a certificate of discontinuance. Upon receipt of the stamped articles of conversion and the certificate of discontinuance, the Continuance will be effective in accordance with Section 189 of the ABCA and NRS 92A.240.

We intend to complete the continuance promptly after the shareholders of our company authorize and approve the continuance and approve and adopt the plan of conversion at the annual and special meeting, although the board of directors may delay completion of the continuance for some period of time after shareholder approval pending receipt of third party consents or for other business reasons.

Upon the effectiveness of the Continuance, our company will be continued as a Nevada corporation and will be governed by the laws of Nevada. We will continue to conduct the business in which we are currently engaged. The Continuance will not result in any material effect on our operations and will not have any effect on the relative equity or voting interests of our shareholders. The business and operations of our company following the Continuance will be identical in most respects to our current business, except that we will no longer be subject to the corporate laws of the Province of Alberta but will be subject to the corporate laws of the State of Nevada.

Current Business

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

Viosolar, as an alternative energy company with activities in the solar energy sector, has a business plan that includes the construction, management and operation of solar parks in Greece and throughout other South and South Eastern European Union countries. The basic premise of our plan includes the construction, management, and operation of solar energy parks.

Our vision is aligned with two pressing global needs, those being the reduction of the Greenhouse Gases (GHG) generated by traditional hydrocarbon-based energy sources and the reduction of reliance on energy sources which are either about to be exhausted or located in regions rife with political and economic instabilities. Our mission is to make renewable energy, and specifically solar energy, a commercially viable prospect.

We continue to seek opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as to seek strategic joint ventures with firms holding licenses. We have recently commissioned a study on our project in Greece and have the report received under review at this time to determine whether to proceed with that project which was put on hold with the decline in the Greek economy.

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

We currently have one memorandum of understanding with Mr. Konstantinos Papadias whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. The property approximately 150,000 square meters in the region of the Municipality of Tyros of Arkadia County. We have conducted the research on the property and are currently entering into a renegotiation of the terms of the agreement and a formal agreement with Mr. Papadias. Should we be successful in finalizing a formal development agreement, we will be required to raise the funds for such development.

The Company also is intending to seek other potential projects for acquisition either in Greece or outside of Greece.

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

Employees

We do not have any employees.
DESCRIPTION OF PROPERTIES

On April 15, 2009, the Company entered into a four (4) year lease agreement for office space in a property located in Athens, Greece. The lease called for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year 2 and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and was to expire on April 30, 2013. The lease was terminated on May 1, 2012, by mutual consent between the Company and the landlord, with no further obligation. Currently the Company has offices free of charge in Greece provided by the President of the Company.

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

The following discussion should be read in conjunction with our audited financial statements and the related notes thereto for the years ended July 31, 2013, 2012 and 2011.  Actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section entitled “Risk Factors” beginning on page 19 of this annual report.

Results of Operations for the Years Ended July 31 2013,  2012 and 2011

Our operating results for the years ended July 31, 2013, 2012 and 2011 are summarized as follows:

	For the year ended July 31, 2013 ($)	For the year ended July 31, 2012 ($)	For the year ended July 31, 2011 ($)
Operating Revenues	-0-	-0-	-0-
Operating Costs and expenses	169,964	129,688	215,282
Income (loss) from Operations	(169,964)	(129,688)	(215,282)
Other Income (Expenses)	(49,653)	(31,797)	(56,913)
Provision for Income Taxes	0	0	0
Net Income (loss)	(219,617)	(161,485)	(272,195)

Net Loss per share (basic and diluted)	(0.13)	(0.88)	(1.48)

Operating Results

The Company did not generate any revenues for the fiscal years ended July 31, 2013, 2012 and 2011.

We realized net losses of $219,617 for the 12-month period ended July 31, 2013 as compared to net losses at July 31, 2012, of $161,485 and net losses of $272,195 for the 12-month period ended July 31, 2011.  For 2013, the increase in losses is attributable to additional filing requirements in Canada which increased professional fees from to $58,562 from $15,012 in 2012 and the Company commencing active operations to work on its solar project.   In 2012 over 2011 the decrease in the net loss was mainly attributable to a decrease in operating expenses to $129,688 (2012) from  $215,282  as a result of management’s efforts to reduce expenses, mainly due to the reduction in operational overhead as the Company downsized its operations and offices.

We had total assets, consisting solely of cash, of $42,474  at July 31, 2013, compared to $5,008 at July 31, 2012 and $1,423 at July 31, 2011 due to the Company receiving financing for operations during 2013.

We had total current liabilities of $1,168,744  as at July 31, 2013 as compared to current liabilities of $1,545,295 as at July 31, 2012 and current liabilities of  $1,380,225 at July 31, 2011.   The reduction in current liabilities related mainly to the settlement of related party payables by the issuance of shares of common stock.  Notes payable remained constant at $911,186 for 2013 and 2012 but increased from $840,824 (2011) as the company raised a small amount of operating capital by way of loans in 2012 over 2011. Accounts payable and accrued expenses increased to $222,521 (2013) from $172,568 (2012) and $166,939 (2011) due to the fact that the amount of capital raised by the Company to pay expenses was limited and not sufficient to pay all of our obligations. Accounts payable to related parties decreased to $5,000 (2013) from $403,362 (2012) and  $379,237 (2011), due to the Company settling certain related party debt by way of the issuance of equity.

Liquidity and Capital Resources

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations. At July 31, 2013, we had a working capital deficit of $1,126,270, compared to a working capital deficit of $1,540,287, as of July 31, 2012 and 1,378,802 as at July 31, 2011. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables from related parties to fund our operations. We expect to expend $35,000 on general and administrative expenses in the 2013 fiscal year and will require $2,800,000 to undertake the review of our current project and commence execution of our business plan; however we do not presently have sufficient funds to meet this requirement. There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our company in an amount and/or on terms acceptable to us, as and when required, or at all.

The Company will continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including our agreement we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range in order to fund our medium term goals, that being the initial launch of the planned PV park to production, with additional funds being required for other projects that we may become a party to and operating capital. Due to the financial situation in Greece we cannot be sure that we will be able to raise any funds for our project, save for the funds we have recently committed for the report on the property. Due to the uncertainty within Greece, we expect to seek other opportunities outside of Greece in addition to the review of our current project report, in order to bring value to the Company and its shareholders.

At July 31, 2013, the Company had $42,474 cash on hand, as compared to $5,008 as at July 31, 2012 and $1,423 as at July 31, 2011 as the Company raised additional working capital for operations.  However, the funds raised were only sufficient to maintain the operations of the Company and not to paid down its liabilities.

Our financial position as at July 3, 2013, 2012 and 2011 and the changes for the years then ended are as follows:

Working Capital

	As at	As at	As at
	July 31, 2013	July 31, 2012	July 31, 2011
Current Assets	$42,474	$5,008	$1,423
Current Liabilities	$1,168,744	$1,545,295	$1,380,225
Working Capital (Deficiency)	$(1,126,270)	$(1,540,287)	$(1,378,802)

Cash Flows

	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,
	2013	2012	2011
Net cash provided by (used in) Operating Activities	$(72,572)	$(18,140)	$(64,926)
Net Cash flows from investing activities	$0	$0	$0
Net Cash flows from financing activities	$30,038	$23,050	$35,011
Effect of exchange rate changes on cash and cash equivalents	$0	$0	$0
Increase (Decrease) in Cash and Cash Equivalents during the Year	$37,466	$4,910	$(2,179)
Cash, Beginning of Year	$5,008	$98	$2,277
Cash, End of Year	$42,474	$5,008	$98

Critical Accounting Policies

Intangible assets –Identifiable intangible assets are recognized when the Company controls the assets, it is probable that future economic benefits attributed to the asset will flow to the Company and the cost of the asset can be reliably measured.

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

Leasehold improvements	-	20 years
Technical machinery & equipment	-	3 - 5 years
Furniture & office equipment	-	3 - 5 years

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS AND SENIOR MANAGEMENT

All directors of our company hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Rick Walchuk	Chairman, Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and Director	57	March 14, 2007
Jenifer Walchuk	Director	31	July 31, 2011
George Young	Director	61	August 27, 2013

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director and executive officer of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Rick Walchuk

Mr. Walchuk has been President, Chief Executive Officer and a director of our company since March 14, 2007. He was appointed Chief Financial Officer on July 28, 2012 and Secretary of the Company on July 23, 2013. Mr. Walchuk has over 24 years of experience as a stockbroker. He has devoted most of his professional career to domestic and international business transactions. In April, 2004, Mr. Walchuk was appointed Chief Executive Officer of a startup biotech company in Athens, Greece, a position he held until July, 2004. Mr. Walchuk then served as a consultant to various public companies. Mr. Walchuk is serving as the President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and a director of our company and is responsible for overseeing our business development.

Currently, Mr. Walchuk is also an officer and director of New America Energy Corp. and American Graphite Technologies Inc., both of which are reporting issuers in the United States currently quoted on the OTCBB.

We believe Mr. Walchuk is qualified to serve on our board of directors because of his knowledge of our company’s history and current operations, in addition to his business experiences described above.

Jenifer Walchuk

Ms. Walchuk has been a director of our company since July 31, 2011. From July 31, 2011 to July 28, 2012, Ms. Walchuk was the Chief Financial Officer. Ms. Walchuk is currently a self-employed administration consultant and has been since October 2012. From December 2010 to October 2012 as Office Administrator with a Calgary based architect firm. Prior to that Ms. Walchuk was enrolled in Mount Royal College in Calgary, Alberta taking Business Administration courses.

We believe Ms. Walchuk is qualified to serve on our board of directors because of her knowledge of our company’s history and current operations, in addition to her business experiences described above.

George S Young

George S. Young is currently the President and a director of Lion One Metals Limited. Mr. Young has over 35 years of experience in the mining industry. Prior to joining Lion One, Mr. Young was Vice President and Director of International Royalty Corp. (2003-2008), and was President of MAG Silver Corp. (2002-2005). Previous positions include acting as General Counsel and Acting General Manager of the Intermountain Power Agency in Utah (1984-1988) and General Counsel of Bond International Gold (1988-1990, and President and CEO of Oro Belle Resources Ltd (1996-1998). Mr. Young started his career as a metallurgist at Kennecott Copper Corp. in Utah. He received a B.S. in Metallurgical Engineering from the University of Utah in 1975 and a J.D. from the University of Utah, College of Law, in 1979. Mr. Young has also engaged in the private practice of law in Salt Lake City, Utah, and is a former Chair of the Utah Section of the Society of Mining Engineers and a member (inactive) of the State Bar Associations of Colorado, Utah, and Texas.

We believe Mr. Young is qualified to serve on our board of directors because of his business experiences described above.

 Family Relationships

Jenifer Walchuk, director is the daughter of Rick Walchuk our President and director. There are no arrangements or understandings between our directors and/or executive officers and any other person pursuant to which that director/executive officer was selected.

Involvement in Certain Legal Proceedings

We know of no material proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder is a party adverse to our company or has a material interest adverse to our company.

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

No director or executive officer of our company, or a shareholder holding a sufficient number of securities of our company to affect materially the control of our company is, or was within ten years before the date of this proxy statement/prospectus, a director or executive officer of any company, that while that person was acting in that capacity:

(i)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Bankruptcies

No director or executive officer of our company, or a shareholder holding a sufficient number of securities of our company to affect materially the control of our company:

•
is, or was within ten years before the date of this proxy statement/prospectus, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•
has, within the 10 years before the date of this proxy statement/prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Penalties or Sanctions

No director or executive officer of our company or a shareholder holding a sufficient number of securities of our company to affect materially the control of our company, has been subject to:

•	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Compensation

The following table sets forth the compensation paid to our directors and members of our management group for the 2013 and 2012 fiscal years. With the exception of those noted below, no executive officer of Viosolar Inc. earned a salary and bonus for such fiscal year in excess of $100,000.

Name		Fees Earned or Paid in Cash ($)	Stock Options ($)	Option Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Rick Walchuk President & Chief Executive Officer	2013 2012	60,000 60,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	60,000 60,000

During the fiscal year ended July 31, 2013, we accrued management fees totaling $60,000 ($60,000 – 2012) to Rick Walchuk.

Board Practices

Our directors are elected to serve until the next annual meeting of shareholders or until their successors have been elected. Our executive officers are elected annually by our board of directors and hold such positions until the following year or until his successor is duly elected by our board of directors, at its discretion. Mr. Walchuk has served as a director of our Company since March 14, 2007.  Ms. Walchuk has served as a director since July 31, 2011. Mr. Young has served since August 27, 2013.

There are no service contracts between our Company and any of our officers providing for benefits upon termination of employment.

As of the date hereof, we do not have an audit, finance, nominating, or compensation committee of our board of directors.

Employees

The Company does not have any employees apart from senior management previously identified.

Share Ownership

The following table sets forth, as of October 15, 2013, certain information known to us with respect to the beneficial ownership of our common stock by (i) each of our directors and nominees, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Rick Walchuk	22,310,284 Class A common shares held directly(2)	70.1%
Jenifer Walchuk	-0-	-0-
George Young	-0-	-0-
Michael Soursos	5,377,269 Class A common shares held directly(3)	16.91%
Directors and Executive Officers as a Group	22,310,284	70.1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Class A common stock subject to options currently exercisable, or exercisable within 60 days of October 13, 2013 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Percentage based on 31,803,689 shares of Class A common stock outstanding on October 15, 2013.

(2)	Mr. Walchuk holds a total of 22,309,034 shares and has the right to receive an additional 1,250 shares by way of a stock award that has not yet been issued as of October 15, 2013.

(3)	Mr. Soursos holds a total of 5,376,019 shares and has the right to receive an additional 1,250 shares by way of a stock award that has not yet been issued as of October 15, 2013.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of our company.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for each named executive officer certain information concerning the outstanding equity awards as of July 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Rick Walchuk**	Nil	Nil	Nil	N/A	N/A	Nil	N/A	Nil	N/A

** Mr. Walchuk has a total of 1,250 stock awards which have vested but not yet been issued.

2013 Grants of Plan-Based Awards

We did not have any equity and non-equity awards granted pursuant to plans to the named executives for the fiscal year ended July 31, 2013.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of October 15, 2013, with respect to the beneficial ownership of our common stock by each person known to be the beneficial owner of more than 5% of our outstanding common stock.

Title of Class of Stock	Beneficial Owner	Number of Shares Held	Percentage of Class (1)
Class A common shares	Rick Walchuk	22,310,284 Class A common shares held directly(2)	70.1%

(1)
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. All shares of common stock subject to options or warrants exercisable within 60 days of October 15, 2013 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Subject to the paragraph above, the percentage ownership of outstanding shares is based on 31,803,689 shares of Class A common stock outstanding as of October 15, 2013.

The Company’s major shareholders do not have any voting rights that differ from any of the other existing shareholders.

We have one class of securities issued and outstanding being Class A common shares.

We have a total of two (2) record holders known to the Company, holding a total of 10 Class A common shares in the United States.

 There are no arrangements known to us that could at a subsequent date result in a change of control of our Company.

Related Party Transactions

The following table provides details of the company’s related party transactions during the fiscal year ended July 31, 2013:

Management Fee:		Fiscal Year ended July 31, 2013	Fiscal Year ended July 31, 2012
President, CEO, Director	Mr. Rick Walchuk	$60,000	$60,000
Former Director	Mr. Michael Soursos*	33,000	36,000
		$93,000	$96,000

		President, CEO, Director	Former Director
		Mr. Rick Walchuk	Mr. Michael Soursos*	Total
Accounts payable and accrued liabilities
Balance, July 31, 2012		$329,204	$74,158	$403,362
Additional:	Management fee	60,000	33,000	93,000
	Accrued interest	2,638	-	2,638
	Foreign exchange adjustment	-	227	227
Deduction:	Debt settlement	(386,842)	(107,385)	(494,227)
Balance, July 31, 2013		$5,000	$-	$5,000

*	On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

		President, CEO, Director
		Mr. Rick Walchuk
Loan payable
Balance, July 31, 2012		$58,179
Additional:	advanced	30,419
Deduction:	Debt settlement	(58,179)
Balance, July 31, 2013		$30,419

On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling $2,638 during the fiscal year ended July 31, 2013.

On July 11, 2013 the Company settled a total of $552,406 in outstanding indebtedness through the issuance to two creditors of an aggregate of 27,620,304 Class A common shares at a price of $ 0.02 per share (the "Debt Settlement"). The entire amount of $552,406 represents indebtedness owed to two Directors and Officers of the Company, being Rick Walchuk who settled the amount of $445,021.21 for the issuance of 22,251,060 Class A common shares and Michael Soursos who settled the amount of $107,384.87 for this issuance of 5,369,244 shares of Class A common shares.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Financial Statements, and Other Financial Information

The required audited financial statements for the fiscal years ended July 31 ,2012, 2011 and 2010 are provided at the end of this annual report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2013.

ITEM 9. THE OFFER AND LISTING

Market Information

Our common stock is quoted on the OTCQB operated by the OTC Markets Group under the symbol "VIOSF”. We also trade on the Berlin exchange under the symbol “SDE.F” and have traded on this exchange since June 13, 2007.

We have no other classes of stock quoted on any markets.

Following are the annual high and low market closing bid prices for our common stock presented for the five most recent fiscal years. There was no trading in our Class A common stock in the prior fiscal years.

Period	High	Low
Fiscal Year 2009 (Aug 08 – Jul 09)	$1.30	$0.15
Fiscal Year 2010 (Aug 09 – July 10)	$0.98	$0.10
Fiscal Year 2011 (August 10-July 11)	$0.49	$0.20
Fiscal Year 2012 (August 11 – July 12)	$2.00*	$0.02
Fiscal Year 2013 (August 12 – July 13)	$2.00	$0.02
*After giving effect to the reverse split of 100 to 1

Following are the high and low market prices for our common stock presented for each full financial quarter for the three most recent fiscal years and subsequent periods.

Period	High	Low
August 1, 2010 to October 31, 2010	$0.54	$0.15
November 1, 2010 to January 31, 2011	$0.48	$0.48
February 1, 2011 to April 30, 2011	$0.48	$0.48
May 1, 2011 to July 31, 2011	$0.44	$0.20
August 1, 2011 to October 31, 2011	$0.42	$0.15
November 1, 2011 to January 31, 2012	$0.43	$0.15
February 1, 2012 to April 30, 2012	$0.40	$0.15
May 1, 2012 to July 31, 2012	$2.00*	$0.02
August 1, 2012 to October 31, 2012	$0.02	$0.02
November 1, 2012 to January 31, 2013	$0.02	$0.02
February 1, 2013 to April 30, 2013	$0.02	$0.02
May 1, 2013 to July 31, 2013	$0.02	$0.02
*After giving effect to the reverse split of 100 to 1

Following are the high and low closing bid prices for each of the most recent full six months.

Month	High	Low
September 2013	$0.02	$0.02
August 2013	$0.02	$0.02
July 3013	$0.02	$0.02
June 2013	$0.02	$0.02
May 2013	$0.02	$0.02
April 2013	$0.02	$0.02

The following table shows the quarterly range of high and low bid information for our common stock over the fiscal quarters for the fiscal years ended July 31, 2013 and 2012.   We obtained the following high and low bid information from the OTCQB. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

Quarter Ended*	High	Low
July 31, 2013	$0.02	$0.02
April 30, 2013	$0.02	$0.02
January 31, 2013	$0.02	$0.02
October 31, 2012	$0.02	$0.02
July 31, 2012	$2.00*	$0.02
April 30, 2012	$0.40	$0.15
January 31, 2012	$0.43	$0.15
October 31, 2011	$0.42	$0.15

*After giving effect to the reverse split of 100 to 1

Interwest Transfer Company Inc. is the transfer agent for our Class A common stock. Their address is 1981 Murray Holladay Road, Suite 100, Salt Lake City, UT 84117. Telephone: (801) 272-9294; Facsimile: (801) 277-3147.

Holders of our Class A common stock

As of October 28, 2013, there were 123 holders of record of our Class A common stock. As of such date, 31,803,689 common shares of our company were issued and outstanding.

Dividends

No cash dividends have been paid by our company on our Class A common stock. We anticipate that our company’s future earnings will be retained to finance the continuing development of our business. The payment of any future dividends will be at the discretion of our company’s board of directors and will depend upon, among other things, future earnings, any contractual restrictions, the success of business activity, regulatory and corporate law requirements and the general financial condition of our company.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table summarizes certain information regarding our equity compensation plans as at July 31, 2013.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,500	$40	41,950
Equity compensation plans not approved by securityholders	-0-	N/A	-0-
Total	4,500	$40	41,950

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan (the “2007 Plan”) for up to 27,000 options. The 2007 Plan provides for the granting of restricted stock awards and options to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $225 and have a term not to exceed five years. All options and awards are subject to vesting over a two year period from the date of grant with an 50% of the total number of options granted vesting on each of the one and two year anniversary of the original grant date. During the fiscal year ended July 31, 2008 the Board of Directors approved the grant of a total of 17,150 non-qualified stock options to various consultants, officers and directors to expire during fiscal 2013.  Included in these grants were a total of 5,000 stock options vesting as to 2,500 shares on the first anniversary of the grant date and 2,500 shares on the second anniversary of the grant date to each of Mr. Rick Walchuk, President and Director, and Mr. Michael Soursos, former Secretary/Treasurer and Director, respectively.   Concurrently, the Company’s Board of Directors approved stock awards of 6,850 common shares to certain officers, directors, employees, and consultants.  Consistent with the terms of the 2007 Plan, 50% of the awards would vest upon each of the one and two year anniversaries of the grant date. Included in these grants were a total of 2,500 awards vesting as to 1,250 shares on the first anniversary of the grant date and 1,250 shares on the second anniversary of the grant date to each of Mr. Rick Walchuk, President and Director, and Mr. Michael Soursos, former Secretary/Treasurer and Director, respectively.

On May 26, 2009, the Company’s Board of Directors approved, and on September 2009 the shareholders approved, that the stock options previously granted under the 2007 Plan were to be re-priced to $40 per share, which action was undertaken.  Concurrently a total of 1,500 non-qualified stock options granted to consultants during fiscal 2008 were canceled so that a total of 15,650 stock options remained available for exercise under the 2007 Plan.

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan (the “2009 Plan”) providing for a further 27,000 options. The Plan was subsequently approved by shareholders in September 2009. Concurrent with Board approval of the 2009 Plan, the Board of Directors granted a total of 4,500 non-qualified stock options at an exercise price of $40 per share vesting as to 50% per year over a period of two years from grant date, and 800 stock awards to consultants of the Company, of which 400 awards were to vest on grant, with a further 400 awards to vest on the one year anniversary of the original grant date. In September 2009, a total of 100 stock awards previously issued under the 2007 Plan were canceled.

No options or awards were granted during the fiscal years ending July 31, 2012, 2011 or 2010.

As at July 31, 2012, a total of 24,000 stock options and awards had been granted with 1,500 options and 100 stock awards having been canceled under the 2007 Plan, and 5,300 stock options and awards have been granted under the 2009 Plan,  Of these amounts a total of 20,150 stock options previously granted remain available for exercise at $40 per share at July 31, 2012. During fiscal 2013 a total of 15,650 options granted under the 2007 stock option plan expired unexercised, so that as at July 31, 2013 a total of 4,500 stock options remain available for exercise, and a total of 3,725 stock awards approved for issuance during fiscal years ended July 31, 2008 and 2009 remained unissued.  There remain available a total of 41,950 options or awards available for issuance.

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

Other Considerations

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Common Shares:

Medicare Tax on Unearned Income

Signed into law March 30, 2012, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, that certain US persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on “net investment income.” For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over US$200,000 (US$250,000 if married and filing jointly or US$125,000 if married filing separately). “Net investment income” generally equals the taxpayer’s gross investment income (which includes interest, dividends, annuities, royalties, rents and capital gains) reduced by the deductions that are allocable to such income.

You should consult with your independent tax advisor regarding the implications of the additional Medicare tax resulting from your ownership and disposition of our common shares.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon this evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of July 31, 2013, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2013. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of July 31, 2013, our internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of July 31, 2013:

1)
Lack of an independent audit committee.  We have one independent Board member and our President and CEO is a financial expert however, we have not established an audit committee.  Our lack of an audit committee may be counter to governance practices as defined by the various stock exchanges and may lead to less supervision over management.

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

Management's Remediation Initiatives

As of July 31, 2013, management assessed the effectiveness of our internal control over financial reporting. Based on that evaluation, it was concluded that during the period covered by this report, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting. However, management believes these weaknesses did not have an effect on our financial results. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses. We will not be able to do so until, if ever, we acquire sufficient financing and staff. We will implement further controls as circumstances, cash flow, and working capital permits. Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on 20-F for the period ended July 31, 2013, fairly presents our financial position, results of operations, and cash flows for the periods covered, as identified, in all material respects.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee. Our board of directors performs the same functions as an audit committee. Due to our limited operations, we have determined it is not feasible at this time to have an audit committee.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BF Borgers CPA PC has been our principal accountant since March 27, 2013.  Our board of directors appointed BF Borgers CPA PC as our principal accountant to re-audit our financial statements for the fiscal year ended July 31, 2012 on March 27, 2013. BF Borgers CPA PC is a registered public accounting firm that is registered with PCAOB and CPAB. The Company is required to file financial statements with the Alberta Securities Commission audited by a public accounting firm registered with the Canadian Public Accountability Board, (“CPAB”). Prior to the appointment of BF Borgers CPA PC, the firm of ABBM Group, Ltd LLP was our principal accountant to audit our financial statements for the fiscal years ended July 31, 2012, 2011, 2010, 2009 and 2008.  ABBM Group, Ltd LLP is a registered public accounting firm that assumed the practice and PCAOB registration of Bateman McDuffie, Inc. (formerly known as Bateman & Co., Inc., P.C.), and were the auditors of the Company since inception to March 27, 2013. The shareholders of Bateman McDuffie, Inc. are partners in ABBM Group, Ltd LLP.

Audit Fees

We incurred audit fees of $6,500 for audit of our financial statements, billed by BF Borgers CPA during the fiscal year ended July 31, 2013 and $5,000 for the re-audit of our financial statements for the fiscal year ended July 31, 2012.   We incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $7,000 during the fiscal year ended July 31, 2012, $ 15,638 during the fiscal year ended July 31, 2011 and $26,888 during the fiscal year ended July 31, 2010.

Audit Related Fees

The fees billed for assurance and related services by BF Borgers CPA relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2013.  The fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2012, 2011, and 2010, were Nil. The fees billed for assurance and related services by BF Borgers CPA PC relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal year ended July 31, 2012 were Nil.

Tax Fees

For the fiscal years ended July 31, 2013 and 2012 the aggregate fees billed for tax compliance, tax advice and tax planning by BF Borgers CPA were Nil.  For the fiscal years ended July 31, 2012, 2011, and 2010 the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP, were Nil.

All Other Fees

For the fiscal years ended July 31, 2012, 2011, and 2010 the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were Nil. For the fiscal years ended July 31, 2013 and 2012 the aggregate fees billed by BF Borgers CPA PC, as applicable, for products and services, other than the services set out above, were Nil.

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

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 "Financial Statements" below.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2013, 2012, and 2011 are provided herein starting on page F-1.

VIOSOLAR INC.
(A development stage enterprise)
FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm
FOR THE FISCAL YEARS END JULY 31, 2013, 2012 and 2011
REPORTED IN UNITED STATES DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Viosolar, Inc.:

We have audited the accompanying balance sheet of Viosolar, Inc. (“the Company”) as of July 31, 2013 and 2012 and the related statement of operations, stockholders’ equity (deficit) and cash flows for the period July 19, 2004 (inception ) through July 31, 2013. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Viosolar, Inc., as of July 31, 2013 and 2012, and the results of its operations and its cash flows for the period July 19, 2004 (inception) through July 31, 2013, in conformity with generally accepted accounting principles in the United States of America.

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

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ B F Borgers CPA PC
B F Borgers CPA PC
Denver, CO
October 25, 2013

ABBM Group, Ltd LLP
Certified Public Accountants
9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Viosolar, Inc.

We have audited the accompanying balance sheet of Viosolar, Inc., (an Alberta, Canada corporation and a development stage enterprise) as of July 31, 2011, and the related statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year then ended, and for the period from inception, July 19, 2004, through July 31, 2011 (which amounts are included in the columns entitled Inception (July 19, 2004) through July 31, 2013). Viosolar’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viosolar, Inc. (a development stage enterprise) as of July 31, 2011, and the results of its operations and its cash flows for the year ended July 31, 2011, and for the period from inception, July 19, 2004, through July 31, 2011 (which amounts are included in the columns entitled Inception (July 19, 2004) through July 31, 2013), in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company is engaged in the development stage of a business and had suffered losses from development stage activities to July 31, 2011 approximating $4,687,000 and had negative stockholders’ equity at July 31, 2011 of approximately $1,540,000, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ABBM Group, Ltd LLP

Houston, Texas
December 17, 2012

International Associate
UK 200 GROUP
Affiliated Offices in Principal Cities Around The World

VIOSOLAR INC.
 (A Development Stage Company)
BALANCE SHEETS

As at:	July 31, 2013	July 31, 2012	July 31, 2011
ASSETS
Current
Cash	$42,474	$5,008	$98
Prepaid expenses	-	-	1,325
Total Current Assets	42,474	5,008	1,423

TOTAL ASSETS	$42,474	$5,008	$1,423

LIABILITIES
Current Liabilities
Notes payable	911,186	911,186	840,824
Loans from related parties	30,037	58,179	35,511
Accounts payable and accrued expenses	222,521	172,568	202,068
Accounts payable and accrued expenses – related parties	5,000	403,362	301,822
Total current liabilities	1,168,744	1,545,295	1,380,225

Total Liabilities	1,168,744	1,545,295	1,380,225

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, Class A voting shares, no par value, unlimited authorized, 31,804,189 ,183,825 and 183,825 shares issued and outstanding at July 31, 2013 ,July 31, 2012 and July 31, 2011, respectively	779,703	147,297	147,297
Additional paid in capital	3,000,856	2,999,628	2,999,628
Accumulated deficit during the development stage	(4,906,829)	(4,687,212)	(4,525,727)
Total Stockholders’ Equity (Deficit)	(1,126,270)	(1,540,287)	(1,378,802)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$42,474	$5,008	$1,423

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Fiscal Year Ended			Inception (July 19, 2004) Through
	July 31, 2013	July 31, 2012	July 31, 2011	July 31, 2013

Revenue	$-	$-	$-	$-

General and administrative expenses
Management fees	93,000	96,000	96,000	623,797
Stock-based compensation	-	-	-	3,068,129
Professional fees	67,034	15,012	88,775	488,421
Depreciation	-	-	-	1,860
Administrative expenses	9,930	18,676	30,507	534,351
Total operating expenses	169,964	129,688	215,282	4,716,558
Operating income (loss) from continuing operations	(169,964)	(129,688)	(215,282)	(4,716,558)

Other income (expense):
Interest income	-	-	-	1,876
Interest (expense)	(49,425)	(48,852)	(45,842)	(210,320)
Foreign exchange gain (loss)	(228)	17,055	(11,071)	18,173
Total other income (expense)	(49,653)	(31,797)	(56,913)	(190,271)

Income (loss) before taxes from continuing operations	(219,617)	(161,485)	(272,195)	(4,906,829)
Provision (credit) for taxes on income		-	-	-
Net income (loss) from continuing operations	(219,617)	(161,485)	(272,195)	(4,906,829)

(Loss) from discontinued operations, net of tax	-	-	-	(34,208)
Gain recognized on divestment of subsidiary	-	-	-	34,208
Net income (loss) from discontinued operation	-	-	-	-

Net Income (Loss)	$(219,617)	$(161,485)	$(272,195)	$(4,906,829)

Basic and diluted Earnings (loss) per common share – basic
Continuing operations	(0.`13)	(0.88)	(1.48)
Discontinued operations	-	-	-

Weighted Average Number of Common Shares Outstanding	1,751,621	183,825	183,825

 The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock Class A		Additional Paid	Deficit Accumulated During the	Accumulated Other Comprehensive	Subtotal Before Non-controlling	Non- Controlling
	Shares	Amount	In Capital	Development Stage	Income	Interest	Interest	Total
Inception, July 19, 2004	-	$-	$-	$-	$-	$-	$-	$-
Shares issued for cash and software license	18,000,000	80,010	-	-	-	80,010	-	80,010
Effect of reverse stock split 100:1 on June 27, 2012	(17,820,000)	-	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(542)	-	(542)	-	(542)
Balances, July 31, 2004	180,000	80,010	-	(542)	-	79,468	-	79,468

Development stage net income (loss)	-	-	-	(12,966)	-	(12,966)	-	(12,966)
Balances, July 31, 2005	180,000	80,010	-	(13,508)	-	66,502	-	66,502

Contributed services	-	-	10,000	-	-	10,000	-	10,000
Development stage net income (loss)	-	-	-	(23,666)	-	(23,666)	-	(23,666)
Balances, July 31, 2006	180,000	80,010	10,000	(37,174)	-	52,836	-	52,836

Deferred financing costs charged against proceeds from sale of stock	-	(11,213)	-	(11,213)	-	(11,213)	-	(11,213)
Development stage net income (loss)	-	-	-	(153,844)	-	(153,844)	-	(153,844)
Balances, July 31, 2007	180,000	68,797	10,000	(191,018)	-	(112,221)	-	(112,221)

Stock-based compensation	-	-	544,067	-	-	544,067	-	544,067
Development stage net income (loss)	-	-	-	(973,429)	-	(973,429)	-	(973,429)
Other comprehensive income	-	-	-	-	1,031	1,031	-	1,031
Balances, July 31, 2008	180,000	68,797	554,067	(1,164,447)	1,031	(540,552)	-	(540,552)

Stock-based compensation	-	-	2,105,781	-	-	2,105,781	-	2,105,781
Investment in Energeiaki EPE	4,000,000	368,840	-	-	-	368,840	65,089	433,929
Effect of reverse stock split 100:1 of on June 27, 2012	(3,960,000)	-	-	-	-	-	-	-
Development stage net income (loss) from continuing operation	-	-	-	(2,395,753)	-	(2,395,753)	1,706	(2,394,047)
Other comprehensive income	-	-	-	-	16,291	16,291	2,908	19,199
Balances, July 31, 2009	220,000	437,637	2,659,848	(3,560,200)	17,322	(445,393)	69,703	(375,690)

Shares issued for services	382,500	78,500	(78,500)	-	-	-	-	-
Stock-based compensation	-	-	418,280	-	-	418,280	-	418,280
Disposal (loss) of Energeiaki EPE	(4,000,000)	(368,840)	-	34,208	(84,791)	(419,423)	(81,659)	(501,082)
Effect of reverse stock split 100:1 on June 27, 2012	3,581,325	-	-	-	-	-	-	-
Development stage net income (loss)	-	-	-	(727,540)	-	(727,540)	(99)	(727,639)
Other comprehensive income (loss)	-	-	-	-	67,469	67,469	12,055	79,524
Balance, July 31, 2010	183,825	147,297	2,999,628	(4,253,532)	-	(1,106,607)	-	(1,106,607)

Development stage net income (loss)	-	-	-	(272,195)	-	(272,195)	-	(272,195)
Balance July 31, 2011	183,825	147,297	2,999,628	(4,525,727)	-	(1,378,802)	-	(1,378,802)

Development stage net income (loss)	-	-	-	(161,485)	-	(161,485)	-	(161,485)
Balance July 31, 2012	183,825	147,297	2,999,628	(4,687,212)	-	(1,540,287)	-	(1,540,287)

Share fractions issued for reverse stock split 100:1 on June 27, 2012	60	-	-	-	-	-	-	-
Shares issued for debt settlements	27,620,304	552,406				552,406	-	552,406
Shares issued for private placement	4,000,000	80,000				80,000	-	80,000
Waived interest contributed to additional paid in capital			1,228			1,228	-	1,228
Development stage net income (loss)				(219,617)		(219,617)	-	(219,617)
Balance July 31, 2013	31,804,189	$779,703	$3,000,856	$(4,906,829)	$-	$(1,126,270)	$	$(1,126,270)

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
	Fiscal Year Ended			Inception (July 19, 2004)
	July 31, 2013	July 31, 2012	July 31, 2011	Through July 31, 2013
Cash flow used in operating activities
Net income (loss) for the period	$(219,617)	$(161,485)	$(272,195)	$(4,906,829)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash management fees	-	-	-	10,000
Depreciation and amortization	-	-	-	1,860
Stock-based compensation	-	-	-	3,068,129
Waived interest contributed to additional paid in capital	1,227	-	-	1,227
Foreign exchange adjustments on the short term loan		(9,476)	8,040	(7,776)
Changes in operating assets:
Prepaid expense	-	1,325	5,000	-
Accounts payable - related parties	75,600	99,382	107,704	698,295
Accounts payable and accrued liabilities	70,218	52,114	114,261	258,394
Net cash flows from continuing operating activities	(72,572)	(18,140)	(37,190)	(876,700)
Net cash flows from discontinued operating activities	-	-	-	166,634
Total net cash flows from operating activities	(72,572)	(18,140)	(37,190)	(710,066)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	-	(1,860)
Net cash flows from investing activities – continuing operations	-	-	-	(1,860)
Net cash flows from investing activities – discontinued operations	-	-	-	(160,918)
Total net cash flows from investing activities	-	-	-	(162,778)

Cash flow from financing activities
Proceeds from sale of common stock, net	80,000	-	-	148,797
Proceeds from short-term notes	-	-	-	78,793
Proceeds from promissory note	20,000	-	-	20,000
Repayment promissory note	(20,000)	-	-	(20,000)
Proceeds from related parties	30,038	23,050	35,011	693,444
Net cash flows from financing activities – continuing operations	110,038	23,050	35,011	921,034
Net cash flows from financing activities – discontinued operations	-	-	-	(9,317)
Total net cash flows from financing activities	110,038	23,050	35,011	911,717

Effect of foreign exchange on cash flows	-	-	-	3,601

Cash Increase (Decrease)	37,466	4,910	(2,179)	42,474
Cash, Beginning of period	5,008	98	2,277	-
Cash, End of period	$42,474	$5,018	98	-

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	-	$-
Income taxes	$-	$-	-	$-

Non cash transactions :
Shares issued for settlements of accounts payable and accrued expenses – related parties	$552,406	$-	$-	$552,406
Waived interest contributed to additional paid in capital	1,227	-	-	1,227
Refinance of accounts payable and accrued liabilities	-	79,838	-	79,838
Refinance of accounts payable, related parties	-	-	-	93,059
Refinance of accrued interest, related parties	-	-	-	51,017
Refinance of loans payable, related parties	-	-	-	604,846
	$553,633	$79,838	-	$1,382,393

The accompanying notes are an integral part of these financial statements.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

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
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

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

Foreign currency translation – The financial statements are presented in US Dollars, which is the Company’s functional and presentation currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transactions dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognized directly in equity.

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

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

Note 1 - Organization and summary of significant accounting policies (cont’d):

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
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

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

Reclassification - Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. During the fiscal year ended July 31, 2013, the Company determined to consolidate certain line items on its statements of operations to one line item entitled “General and administrative expenses”.

Note 2 – Future operations:

On October 1, 2010, the Company entered into a Memorandum of Understanding (the “MOU”) with Mr. Konstantntinos Papadias (“Papadias”), a resident of Tyros, Greece, whereunder Papadias agreed to make available a total of 150,000 square meters of land in the Municipality of Tyros, Greece for the implementation of a Photovoltaic Park. The MOU further provides that:

(1)
The Company, at its sole expense, conduct research on the feasibility of the Photovoltaic Park (the “Study”) to determine the viability of the project and potential for annual electric output to be reviewed by Papadias no later than 12 months from the date of the MOU;

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

In consideration of the above noted terms, the Company agrees to pay to Papadias the sum of 100 Euros upon execution of the MOU; a further 100,000 Euros over a period of ten (10) years commencing twelve months from the original signing of the agreement; and, a royalty of 5% of any net revenues derived from any operations on the leased lands.  Subsequent to the fiscal year ended July 31, 2011, the Company and Papadias amended the MOU to allow for a term of twenty-four (24) months to complete the Study and for payments to commence. During 2012 we amended the agreement  with Papadias, a whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. Upon completion of the study recently received we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. If we determine to proceed with a formal agreement, under the terms of our current memorandum of understanding we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property. We are currently in negotiation to set new payment terms with Mr. Papadias and expect to enter into a formal agreement prior to October 31, 2013. Once we have a finalized agreement with Mr. Papdias we will move to raise the required funding for the project. It is unknown as to whether we will be able to raise the funding or to finalize a new agreement with Mr. Papadias.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

Note 3 – Going Concern:

To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during the period of implementation of our current business plan.

At July 31, 2013, we had suffered losses from development stage activities to date approximating $4,906,829, and had negative stockholders’ equity of approximately $1,126,270, all of which raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 5 – Notes payable:

A summary of notes payable as of July 31, 2013 and July 31, 2012 are as follows:

	July 31, 2013	July 31, 2012
Various third parties	$911,186	$911,186

The note is due on demand, bears interest at 5% per annum and is unsecured.

During the fiscal year ended July 31, 2013 the Company accrued interest expense $45,599 (July 31, 2012 - $39,558). As at July 31, 2013, $122,563 (July 31, 2012 - $77,004) is reflected on the Company’s balance sheets as accounts payable and accrued expense in respect of accrued and unpaid interest.

Note 6 – Promissory notes:

On November 28, 2012, The Company received fund of $20,000 from third party. The Promissory note is due on November 28, 2014, bears interest at 10% per annum and is unsecured.

On July 3, 2013, the holder of the above Promissory note advised the Company the  Promissory note was to be retired and funds allocated to private placement  in the amount of $20,000 for a named place.   (ref Note 8 - Stockholders’ Equity)

During the period ended July 10, 2013, the Company accrued interest expense $1,227 which was waived and contributed to additional paid in capital.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

Note 7 – Related party transactions:

The following table provides details of the company’s related party transactions during the fiscal year ended July 31, 2013:

Management Fee:		Fiscal Year ended July 31, 2013	Fiscal Year ended July 31, 2012
President, CEO, Director	Mr. Rick Walchuk	$60,000	$60,000
Former Director	Mr. Michael Soursos*	33,000	36,000
		$93,000	$96,000

		President, CEO, Director	Former Director
		Mr. Rick Walchuk	Mr. Michael Soursos*	Total
Accounts payable and accrued liabilities
Balance, July 31, 2012		$329,204	$74,158	$403,362
Additional:	Management fee	60,000	33,000	93,000
	Accrued interest	2,638	-	2,638
	Foreign exchange adjustment	-	227	227
Deduction:	Debt settlement	(386,842)	(107,385)	(494,227)
Balance, July 31, 2013		$5,000	$-	$5,000

*	On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

		President, CEO, Director
		Mr. Rick Walchuk
Loan payable
Balance, July 31, 2012		$58,179
Additional:	advanced	30,419
Deduction:	Debt settlement	(58,179)
Balance, July 31, 2013		$30,419

On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling $2,638 during the fiscal year ended July 31, 2013.

On July 11, 2013 the Company settled a total of $552,406 in outstanding indebtedness through the issuance to two creditors of an aggregate of 27,620,304 Class A common shares at a price of $ 0.02 per share (the "Debt Settlement"). The entire amount of $552,406 represents indebtedness owed to two Directors and Officers of the Company, being Rick Walchuk who settled the amount of $445,021.21 for the issuance of 22,251,060 Class A common shares and Michael Soursos who settled the amount of $107,384.87 for this issuance of 5,369,244 shares of Class A common shares.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

Note 8 – Stockholders’ Equity:

During the fiscal year ended July 31, 2013, the Company issued shares of common stock as follows:

1.
On July 11, 2013 the Company settled a total of $552,406 in outstanding indebtedness through the issuance to two creditors of an aggregate of 27,620,304 Class A common shares at a price of $ 0.02 per share.

2.	On July 26, 2013 the Company finalized private placement agreements to raise US$80,000 at a deemed price of $0.02 USD per share and issued a total of 4,000,000 shares to four placees.

As at July 31, 2013, the Company had a total of 31,804,189 shares of Class A, voting, no par value common stock issued and outstanding.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares has been issued at the date of the financial statements.

Note 9 – Stock options:

The following table summarizes information concerning stock options outstanding as of July 31, 2013, 2012 and 2011:

	July 31, 2013		July 31, 2012		July 31, 2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	20,150	$40	20,150	$40	20,150	$ 40
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired or cancelled	15,650	-	-	-	-	-
Outstanding at end of year	4,500	$ 40	20,150	$ 40	20,150	$ 40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	4,500	1	4,500
Total	4,500	1	4,500

If not previously exercised or canceled, options outstanding at July 31, 2013 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2014	$ 40	$ 40	4,500	$ 40

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

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

For the year ended July 31, 2013 the Company is subject to income taxes in Canada and Greece.

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended	Year Ended
	July 31, 2013	July 31, 2012	July 31, 2011
Refundable Canadian income tax attributable to:
Current operations	$73,075	$48,215	$75,093
Timing differences, Stock based compensation	-	-	-
Less, Change in valuation allowance	(73,075)	(48,215)	(75,093)
Net refundable amount	$-	$-	$-

The provision for refundable Greek income tax consists of the following:

	Year Ended July 31, 2013	Year Ended July 31, 2012	Year Ended July 31, 2011
Refundable Greek income tax attributable to:
Current operations	$1,219	$4,300	$12,800
Nondeductible expenses	-	-	-
Less, Change in valuation allowance	(1,219)	(4,300)	12,800)
Net refundable amount	$-	$-	$-

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of July 31, 2013, 2012 and 2011 are as follows:

	July 31, 2013		July 31, 2012		July 31, 2011
	Canada Expected rate 34%	Greece Expected rate 26%	Canada Expected rate 34%	Greece Expected rate 20%	Canada Expected rate 34%	Greece Expected rate 25%
Deferred tax asset attributable to:
Net operating loss carryover	$321,935	$224,773	$248,860	$223,554	$200,645	$218,800
Less, Valuation allowance	(321,935)	(224,773)	(248,860)	(223,554)	(200,645)	(218,800)
Net deferred tax asset	$-	$-	$-	$-	$-	$-

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2013

Note 10– Taxes on Income: (continued)

At July 31, 2013, the Company has the following estimated operating losses by segment:

	July 31, 2013		July 31, 2012		July 31, 2011
	Canada	Greece	Canada	Greece	Canada	Greece
Operating Loss	$214,927	$4,690	$139,991	$21,494	$220,862	$51,343

At July 31, 2013, we have approximately $946,867 (July 31, 2012 - $731,940) of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, which expire beginning in 2024.

At July 31, 2013, we have approximately $903,205 (July 31, 2012 - $898,515) of future losses for tax purposes in Greece which are available to reduce taxable income in future periods.  In general, operating losses may be carried forward for five years in Greece.

Tax years that remain subject to examination are years ended July 31, 2010, 2011, 2012 and 2013 for Canada and 2010, 2011, 2012 and 2013 for Greece.

Note 11 - Other events:

On December 14, 2012, the Company received notice from the Alberta Securities Commission (“ASC”) that the ASC had determined that the Company had met the requirements in Multi-Lateral Instrument 51-105 and was therefore designated by the ASC as an “OTC Reporting Issuer in Alberta”.   Concurrent with the notice the ASC issued a cease trade order whereby no trading of securities of the Company may take place in the Province of Alberta.  The Company has made all of the required filings and on May 27, 2013, the ASC revoked the cease trade order allowing the trading of securities of the Company to take place in the Province of Alberta.

Note 12 - Subsequent events:

The Company appointed Mr. George S Young to the Board of Directors of the Company effective August 27, 2013.

On September 11, 2013 the Company filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 in connection with the continuance of the Company into the State of Nevada.   Upon receiving the requisite regulatory approvals, the Company will seek shareholder approval to continue the Company into the State of Nevada from the Province of Alberta.

In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through October 19, 2013, and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

ITEM 19. EXHIBITS

Exhibit Number	Description
(2)	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.1	Plan of Conversion (included as Appendix “A” to the proxy statement/prospectus on Form S-4 filed on September 11, 2013)
(3)	Articles of Incorporation and Bylaws
3.1	Articles of Incorporation (incorporated by reference to an exhibit to our registration statement on Form F-1 filed on February 16, 2005)
3.2	Articles of Amendment, amending the name of the registrant and the restrictions on share transfers (incorporated by reference to an exhibit to our report on Form 6-K filed on July 16, 2007)
3.3	Bylaws (incorporated by reference to an exhibit to our registration statement on Form F-1 filed on October 14, 2001)
(4)	Instruments Defining the Rights of Security Holders, including Indentures
4.1
Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders June 21, 2007 (incorporated by reference to an exhibit to our annual report on Form 20-F filed on February 15, 2008)

4.2
Stock Option and Stock Award Plan approved and adopted by the Board of Directors and Stockholders September 23, 2009 (incorporated by reference to an exhibit to our report on Form 6-K filed on September 9, 2009)

(10)	Material Contracts
10.1	Consulting Agreement with International Securities Group, Ltd., dated August 6, 2004 (incorporated by reference to an exhibit to our registration statement on Form F-1 filed on February 26, 2005)
10.2	Office Sublease Agreement between Bruca Trading Limited and the Company (incorporated by reference to an exhibit to our annual report on Form 20-F filed on February 15, 2008)
10.3
Purchase and Sale Agreement between the Company and Energeiaki E.P.E., and Amended Articles of Incorporation of Energeiaki E.P.E., dated July 23, 2009 (incorporated by reference to an exhibit to our annual report on Form 20-F filed on March 17, 2010)

10.4	Memorandum of Understanding between the Company and Konstantntinos Papadias dated October 1, 2011 (incorporated by reference to an exhibit to our annual report on Form 20-F filed on March 17, 2010)
10.5	Amendment to Memorandum of understanding between the Company and Papadias*
(12)	Certifications
12.1*	Certification required by Rule 13a-14(a) or Rule 15d-14(a) Chief Executive Officer
12.2*	Certification required by Rule 13a-14(a) or Rule 15d-14(a) Chief Financial Office
(13)	Certification
13.1*	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) Chief Executive Officer
(101)	Interactive Data File
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase
* Filed herewith
** Filed herewith Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.

Date: October 29, 2013	By:	/s/ Rick Walchuk
	Name:	Rick Walchuk
	Title:	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)