Form 20-F/A
period 2013-07-31
VIOSOLAR INC.
filed 2013-11-29
CIK 1302401

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

Rick Walchuk, Kolokotroni 2A, 17563 Paleo Faliro, Athen, Greece,Tel: (708) 357-4891 Fax: +30 210 996 9940
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
Yes	[ ]	No	[X ]

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

EXPLANATORY NOTE

Viosolar Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amended Filing”) to the Company’s Annual Report on Form 20-F for the year ended July 31, 2013 (the “Original Filing”) filed with the Securities and Exchange Commission (“SEC”) on October 30 2013, in order to provide more substantive detail in regard to certain of the disclosure in the Original Filing.

For the convenience of the reader, this Amended Filing amends and replaces the Original Filing in its entirety.

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

Cautionary Statement Regarding Forward-Looking Information

This Annual Report on Form 20-F/A Amendment No. 1  (“Annual Report”) contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" any of which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

The safe harbors of forward-looking statements provided by Section 21E of the Exchange Act are unavailable to issuers of penny stock. As we issued securities at a price below $5.00 per share, our shares are considered penny stocks and such safe harbors set forth under the Private Securities Litigation Reform Act of 1995 are unavailable to us.

As used in this Annual Report, the terms "we," "us," “Company,” "our" and "Viosolar" mean Viosolar Inc., unless otherwise indicated.

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

The Governement of Greece has imposed a temporary suspension on the granting of new licenses and there can be no assurance as to when this suspension will be lifted which may impact on our ability to progress our current project.

While our project has been recommended to be undertaken by the independent third party research report which was undertaken for us in February, it did not access the risks related to the temporary suspension of the granting of new licenses which has been imposed by the Greek government. Until such time as the temporary suspension placed on licenses for photovoltaic projects  is lifted we will be unable to progress our project.    We cannot be sure if or when the suspension will be lifted, therefore we cannot progress our project even if we should be able to raise the required funding until such time as we can obtain a license for our project.

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

Our disclosure controls and procedures and internal control over financial reporting are not effective, which may cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management evaluated our internal control over financial reporting as of July 31, 2013 and concluded that as of that date, our internal control over financial reporting was not effective. The ineffectiveness of our internal control over financial reporting was due to:

•	the lack of an independent audit committee;

•	inadequate staffing and supervision within our bookkeeping operations;

•	outsourcing of accounting operations which could result in a disjunction between accounting policies adopted by our board or directions and accounting policies applied by the independent firm;

•	insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and

•	ineffective controls over period and financial disclosure and reporting processes.

In addition, our management evaluated our disclosure controls and procedures as of July 31, 2013 and concluded that as of that date, our disclosure controls and procedures were not effective because of the ineffectiveness of our internal control over financial reporting described above.

We believe that our disclosure controls and procedures and internal control over financial reporting continue to be ineffective. If such ineffective controls are not promptly corrected in the future, our ability to report quarterly and annual financial results or other information required to be disclosed on a timely and accurate basis may be adversely affected. Also such ineffective controls could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision.

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

On October 1, 2010, we entered into a memorandum of understanding, as amended in 2012, with Mr. Konstantinos Papadias, a resident of Tyres Greece, whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. Upon completion of the study recently received we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. If we determine to proceed with a formal agreement, under the terms of our current memorandum of understanding we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property. We are currently in negotiation to set new payment terms with Mr. Papadias and expected to enter into a formal agreement prior to October 31, 2013, however as of the date of this filing we are still negotiating payment terms which we expect will include among other things, the requirement that payments will commence upon the lifting of the temporary suspension of licenses by the Greek government and our ability to source and raise the required funding.   We have reached a verbal agreement with Mr. Papadias to allow us time to review funding sources prior to finalizing the payment terms, subject to reaching an agreement on payment terms prior to March 31, 2014.   We intend that any agreements made with us will have minimal payments, if any, until such time as we can be assured that we will be able to apply for a license in order to construct our project.    We do not expect to close any funding as we cannot undertake any development of the project until such time as we can apply for a license with the respective regulatory authorities in Greece.   Based on the report received from our third party evaluation report, assuming we use all 150,000 square meters of land and assuming the use of typical crystalline panels, the park can comfortably fit about 7.5 megawatts of watt  peak, which is the maximum power output of a 1 square meter solar panel at 25 degrees centigrade  (“Wp”), with estimated construction costs of $1.30 per Wp for a total engineering, procurement and construction (“EPC”)  cost  of €9,750,000  or approximately $13,105,500 USD.  It is unknown at this time as to whether we will be able to raise the funding or to finalize a new agreement with Mr. Papadias.   As well, there is currently no indication as to when the Greek regulatory bodies will like the temporary suspension on licenses to be granted.

The Company is of the opinion that the situation in Greece may have bottomed and that it may be the time to take advantage of the lower costs of doing business that currently exist, prior to the Greek economy experiencing a turn around. There can be no assurance that the assumptions of the Company are correct or that the Greek economy will rebound in such a fashion as to make an investment in the Company and a project in Greece attractive.   Further, there is no assurance as to when the lifting of the temporary suspension in regard to solar park licenses will occur.  The Company is also seeking other business opportunities that may enhance its current operations and bring funding to the Company.  Due to the experience of our newly appointed director, George Young in the mining industry, the Company expects that acquisitions in that industry may be sourced and evaluated as possible acquisitions.  The Company will make a decision in the first quarter of 2014 as to whether to aggressively pursue other acquisitions after monitoring the situation of the photovoltaic industry in Greece which is currently experiencing changes in policy monthly due to the debt crisis with exists.   However, the Company intends to keep its option on the project in Greece assuming it can reach acceptable terms with Papadias to maintain the agreements.

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

You will continue to hold the same shares you now hold following the Continuance of our company to Nevada. However, the rights of stockholders under Nevada law differ in certain substantive ways from the rights of stockholders under the ABCA. Examples of some of the changes in stockholder rights which will result from Continuance are:

•
Under Nevada law, unless otherwise provided in the charter, stockholders may act without a meeting by written consent of the majority of the voting power of the outstanding common stock entitled to vote on the matter, and notice need not be given to stockholders. Under the ABCA, stockholders may only act by way of a resolution passed at a duly called meeting unless all stockholders otherwise entitled to vote consent in writing.

•
Under Nevada law, a charter amendment requires approval by vote of the holders of a majority of the outstanding stock. Under the ABCA, an amendment to a corporation’s charter requires approval by two-thirds majority of the votes cast at a meeting of stockholders.

•	Dissenter’s rights are available to stockholders under more circumstances under the ABCA than under Nevada law.

•	A director’s liability may not be limited under the ABCA as it may under Nevada law.

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

As the Company was unsuccessful in raising the funds for Energeiaki E.P.E. which was an operating entity in the business in which the Company is presently operating, it may be difficult to raise the funding for our current project.    As well as raising the funds for development of our project we will be required to apply for, and be granted, a license for the construction of a photovoltaic park.  Presently there is a temporary suspension on licenses by the government of Greece and we cannot say for certainty when such suspension will be lifted or if lifter, whether we will be granted a license.  Further, the regulatory bodies in Greece are reducing the incentives and there is substantial uncertainty as to what the final rates for power may be as they continually make changes in their pricing in an attempt to reduce the deficits credited by the incentive programs.

The Company also is intending to seek other potential projects for acquisition either in Greece or outside of Greece.  The Company does not at this time know the nature of any specific projects that it may identify and acquire, however, with the additional of Mr. George Young to our board of directors, management may identify projects not only in the fields of solar power, but also in the mining industry, where the Company’s new director has substantial experience.   Projects in the mining industry  may be projects of such a nature that they will not require such a substantive financing commitment at the outset and therefore financing may be less difficult than the financing required for our current project.

Project Development

We currently have an agreement for 150,000 sq. meters of land located in the Municipaolity of Tyros, Arkadia County in the Peloponese Area of Greece.    In early February 2013, we commissioned an independent third party report in regard to the viability of the project.

The independent third party consultant, SDL Solar Photovoltaic Development (“SDL), advised that they believed that the project was a viable economic initiative at the time of the report.

The report assumed the use of all 150,000 sq meters of land and the use of typical crystalline panels to construct 7.5 megawatts (MW)  of watt peak (Wp) power.

SDL quoted construction costs of €1.30 per Wp for total engineering, procurement and construction costs (“EPC”) of $13,200,000, excluding VAT.  This quotation assumed the use of LDK polycrystalline panels and Sungrow Central inverters.  No assumption was made for tracking systems.

Further, the report noted that additional costs for interconnection expenses were impossible to project without application for interconnection to the grid operator.

The report advised that the insolation levels in the region are very high with projected PV yield/output of 1,500 kilowatt hours per kWp.

Projected revenues to interconnect prior to February 28, 2014, were $2,388,350 annually.  Annual operations and maintenance costs  were estimated at $27,000 MWp.   In addition insurance costs are estimated at $9,500 per MW, translating to total annual operating costs of approximately $273,500, excluding legal and accounting costs for the project.

However, we cannot rely on these assumptions as since the report was provided to the company the regulatory authorities in Greece have continued to reduce the feed in tariffs and to further cut subsidies in an attempt to reduce their RES deficit.

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

Regulatory Matters

Currently all licenses and subsidies are regulated by the Government of Greece and all power generated must be sold to the Government of Greece. We must comply with these laws. As the Greek government  is currently in a state of flux in regard to the policies on granting licenses and its changing  its mandate on subsidies and grants in an attempt to reduce its Renewal Energy Source deficit , we cannot say with certainty at this time what  impact these changes may have on our ability to be profitable.

The Regulatory Authority for Energy (RAE)

The Regulatory Authority for Energy (RAE) is an independent administrative authority, which enjoys, by the provisions of the law establishing it, financial and administrative independence. RAE was established on the basis of the provisions of L. 2773/1999, which was issued within the framework of the harmonization of the Hellenic Law to the provisions of Directive 96/92/EC for the liberalization of the electricity market.

The financial independence of RAE, which is an essential condition in order to preserve the Authority's independence, was effectively ensured by the provisions of L. 2837/2000, through which it is anticipated that the Authority possesses its own resources, i.e. revenue bonds from the regulated industry, participation to research projects etc. These resources are managed in accordance with the Presidential Decree 139/2001 "Regulation for the Internal Operation and Administration of RAE", while financial management is subject to ex-post auditing by Independent Auditors and the Court of Auditors.

Activity Fields

New competences and duties were assigned to RAE with respect to electricity by the Electricity Law 3426/2005, in alignment with the relevant provisions of the EC Directives 2003/54 and 2003/55, in particular with respect to access tariffs to electricity, as well as on issues related to security of electricity. Furthermore, on the basis of the modifications introduced with the abovementioned laws, RAE acts as a dispute settlement authority with respect to complaints against transmission or distribution system operator in electricity sectors.

The main duties and responsibilities assigned to RAE relate to the following subjects:

•	Monitoring the operation of all sectors of the energy market (Electricity, Natural Gas, Oil Products, Renewable Energy Sources, Cogeneration of Electricity and Heat etc.).

•	Collection and processing of information from companies in the energy sector while respecting the principles of confidentiality.

•
Participation in the pre-parliamentary legislative process through recommendation to the Minister of Development of the appropriate measures related to compliance with competition rules and to the overall protection of the consumers in the energy market. RAE monitors in particular the management and allocation of interconnection capacity, the time taken by TSO and DSO for connections of users and repairs to the network, the publication of all appropriate information by the TSO and the DSO, the terms and tariffs for third party access, the unbundling of accounts, the level of transparency and competition in the energy market and the security of supply.

•
RAE issues a report every two years on security of supply for electricity, which is published and submitted both to the Minister of Development and the Commission, pursuant to the provisions of laws 3426/2005 and 3428/2005.

•
Advice under the form of a simple opinion, with respect to the enactment of the secondary legislation, with the exception of the Electricity Grid Operation Code, the Power Exchanges Code, the Distribution Network Operation Code, where RAE enjoys the right of a consenting opinion. Furthermore, with respect to natural gas, RAE gives a consenting opinion for the issue of the Operation Codes of the National Natural Gas System as well as of the Independent Natural Gas System, while it approves the appropriate methodologies and details for the implementation of both Operation Codes.

•
Advice under the form of a simple opinion, with respect to the terms and conditions for access to the transmission and distribution networks. Approval of the methodologies for the access tariffs to electricity transmission and distribution networks. The tariffs for third party access to electricity networks are approved by the Minister of Development following a consenting opinion of RAE, whilst RAE gives a simple opinion with respect to tariffs for third party access to natural gas systems. Regarding natural gas, RAE drafts the tariffs Regulation which is subject to approval by the Minister of Development, and regulates the terms and conditions for the provision of balancing services.

•	Participation, under the form of a simple opinion, in the process for the granting and revocation of licences for the discharge of electricity activities.

•	Monitoring of the exercise of the activities undertaken by licensees and access to information.

•	Advice, under the form of a simple opinion, in the procedure for the approval of electricity retail tariffs with the exception of access tariffs.

•	Approval of the generation adequacy studies conducted by HTSO to establish whether HTSO should issue tenders for new generation capacity.

•	Imposition of financial sanctions, particularly fines to the violators of the primary and secondary energy legislation.

•	Arbitral resolution of disputes between parties on electricity legislation.

•	Dispute settlement authority with respect to complaints against electricity transmission or distribution system operators and the owner of the electricity network..

•	Reporting on an annual basis to the Commission on market dominance, predatory and anticompetitive behaviour on the basis of the appropriate information submitted by the Competition Authority.

RAE is obliged to comply with the legality principle. The decisions of RAE that are not solely advisory are subject to judicial review by the Athens Administrative Court of Appeals. Finally RAE publishes and submits to the Parliament via the Minister of Development an annual report giving detailed information about its functioning and acts.

The Centre for Renewable Energy Sources and Saving (CRES)

The Centre for Renewable Energy Sources and Saving (CRES) is the Greek organization for Renewable Energy Sources (RES), Rational Use of Energy (RUE) and Energy Saving (ES). CRES has been appointed as the national co-ordination centre in its area of activity.

CRES operates as the National Energy Centre, working on energy planning and policy for RES, RUE and ES in accordance with the policy of the Ministry of Environment, Energy and Climate Change and developing the necessary infrastructure for the realisation of RES/RUE/ES investment projects.CRES was founded in September 1987 by Presidential Decree 375/87. It is a public entity, supervised by the Ministry of Environment, Energy and Climate Change and has financial and administrative independence.

Its main goal is the research and promotion of RES/RUE/ES applications at a national and international level, as well as the support of related activities, taking into consideration the principles of sustainable development.

The Centre is managed by a seven-member Administrative Council, which includes representatives from the General Secretariat of Research and Technology (Ministry of Education and Religious Affairs, Culture and Sports), the Public Power Corporation  (PPC) and the Hellenic Federation of Enterprises.

CRES has a scientific staff of more than 120 highly qualified and experienced multidisciplinary scientists and engineers. Its organisational structure comprises of the following units:

■ Division of Renewable Energy Sources

■ Division of Energy Efficiency

■ Division of Energy Policy and Planning

■ Division of Development Programs

■ Division of Financial and Administrative Services

System Development

Within the context of the European Union’s Directives and under the legislatory framework of Law 4001/2011, the spin-off (legal and operational unbundling) of the transmission activity from the vertically-integrated PPC S.A. took place in 2011. The Independent Power Transmission Operator, ADMIE S.A., a 100% subsidiary of PPC, was registered as Société Anonyme in November 2011, by having transferred to it all relevant transmission assets, activities and personnel, and reported its first financial statements on 31.12.2011. Its official operation started on February 1st, 2012.

In November 2011, RAE issued Decision 1412 on the “Guidelines for the Certification of Transmission System Operators”, which describes the evaluation criteria and the documentation required for certification. The Transmission System Operator (TSO) candidate must document its legal and operational unbundling from the vertically-integrated enterprise, established on the grounds of

(a) the independence of management

(b) the independence of financial resources, and

(c) the independence of operational activities.

The first phase (i.e. through the National Regulator) of the certification process for ADMIE SA was completed in July 2012, by the issuing of RAE’s decision 672/2012, which was then forwarded to the European Commission for its further consideration and approval.  For the purpose of this Report, regarding the period 1.1.2011-31.12.2011, DESMIE SA had the role of both the TSO and the Market Operator (MO). Referring to the Distribution Activity, the legal and operational unbundling took place in May 2012, with the establishment of DEDDIE S.A., as the Hellenic Electricity Distribution Network Operator, a 100% subsidiary of PPC, and the transfer of the entire distribution business unit to this new company. The network assets, however, still belong to PPC.

Recent changes in the PV framework:

In August 2012, the Greek Ministry of Environment, Energy & Climate Change announced the temporary suspension of the licensing process for some PV categories.

Specifically:

• Suspension of  the new applications for production license & for connection offer

• Suspension of  the examination of the pending requests for production license & connection offer

The temporary suspension of the licensing process does not apply for the PV projects that have already been included in the provisions of the Fast Track Law and for roof PVs ≤ 10kw PV projects that already have a production license or a license for connection offer continue the licensing process.

In April of 2013, the  Greek Ministry of Environment, Energy and Climate Change (YPEKA), the German Federal Ministry for the Environment, Nature Conservation, and Nuclear Safety (BMU) and the EU Commission's Task Force for Greece have signed a joint declaration of intent aimed at reforming Greece’s Renewable Energy Sources (RES) sector.

Cooperation will take the form of technical advisory assistance in a two-phase program during 2013-15. The program includes the study of the technological costs of renewable energy, creating collaborations within the EU Directive on renewable energy and the implementation of best practices in supporting mechanism of RES.   The company is hopeful that changes will be made in the industry which will include the lifing of the temporary suspension of licenses.

Further throughout 2013, the government has been cutting subsidies and the feed in tariffs making it more difficult to project the actual economic viability of the construction of photovoltaic parks as some of the changes in the feed in tariffs have been retroactively applied.

In order to progress our project, the temporary suspension currently in place on the licensing of  PV parks must be lifted,  we must be convinced that we can rely on negotiated feed in tariffs to be sustainable and we must obtain financing.     Other projects which may already be granted licenses that we may review for acquisition would need to also be evaluated based on the current fiscal situation related to existing contracts and the ever changing fee structures as the Greek government attempts to find a way to reduce its renewal energy sector deficit.

Organizational Structure

We do not currently have any subsidiaries, having divested of our interest in Energiaki.

Employees

We do not have any employees. Mr. Walchuk has a consulting contract under which he provides ervices to our company.  He is not an  employee of the company and he does not devote full time to the business of the company.

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

Milestones

For the fiscal year ended July 31, 2013, the Company completed an evaluation report on its solar park project in the Municipality of Tyros of Arkadia County in the Peloponese Area of Greece.    The report was prepared by SDL Solar Photovoltaic Development who advised that they believed the project to be a viable economic initiative.  However, due to the recent and ever changing regulations discussed further in trends and uncertainties  on page 26, the company will have to undertake a further economic study which it intends to undertake once the suspension on new licenses is granted.  The costs of this report were approximately $5,000.
The Company has commenced its plan for the restructure of the Company and the re-domicile of the Company in the U.S., which it hopes  will make it easier to  obtain financing for its projects and reduce costs of operations.   The costs of changing jurisdiction is expected to be approximately $75,000 once completed.  The company hopes to be able to finalize the change in jurisdiction during the first quarter of 2014.

We cannot predict at this time when we might finalize our project in Greece for the construction of a photovoltaic park or what the costs might be at the time that we progress the project due to the changing economic climate in Greece.   In order to develop our current project, the Company will be required to raise funding and to undertake a feasibility study which it would present to the Government of Greece in application for a license to construct the project.  Until such time as the Greek governmental authorities lift the suspension on license applications, the Company cannot predict when it might be able to raise the required funding or to undertake the study for completion and submission.

In the interim period, the Company believes that there may be available for acquisition, already granted licenses for projects yet to be undertaken.  We intend to try to source those opportunities through our business relationships which we have made in Greece since 2008.    We have projected we will require an amount of $3,000,000 which would include funding for operations of the company and a possible acquisition and working capital for an acquisition.

We have relied to date on funding from related parties by way of loans and the sale of equity to unrelated third party funders.   We will need to obtain financing from either a debt or equity issue in order to fund our operations and meet our milestones.  It is unknown at this time whether such funding will be available if and when needed or at all.  If we are unable to raise sufficient funding we may be forced to cease operations entirely.

Liquidity and Capital Resources

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations. Our monthly expenditures  for fiscal 2013 for operations , including interest expenses  was approximately $18,500 per month.  We expect that during fiscal 2014 our negative monthly cash flow will total approximately $20,000, all of which will need to be funded by debt or equity financing as described above.   At July 31, 2013, we had a working capital deficit of $1,126,270, compared to a working capital deficit of $1,540,287, as of July 31, 2012 and $1,378,802 as at July 31, 2011. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables from related parties to fund our operations. We expect to expend $250,000 on general and administrative expenses in the 2013 fiscal year and, assuming that the suspension for licenses is lifted or we can find another suitable acquisition we estimate that we  will require approximately $2,750,000 to undertake the review of our current project and commence execution of our business plan; however we do not presently have sufficient funds to meet this requirement. There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our company in an amount and/or on terms acceptable to us, as and when required, or at all.

The Company will continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including our agreement we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range in order to fund our medium term goals, which we expect would include a feasibility study and engineering of the project.  We will require a total of approximately US$13,200,000 which includes $2,750,000 above,  to fund the entire project which we expect would be required in 2015, assuming that we are successful with licensing of our project.

Due to the financial situation in Greece we cannot be sure that we will be able to raise any funds for our project, save for the funds we have recently committed for the report on the property. Due to the uncertainty within Greece, we expect to seek other opportunities outside of Greece in addition to the review of our current project report, in order to bring value to the Company and its shareholders.  Those projects may or may not be related to the solar industry.  Our new director, George Young has substantial experience in the mining industry and therefore, we could also source projects related to mining if it is determined that we should seek other opportunities outside of our current field of business.

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

Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. We had not expended any funds on research or development of our project over the last two fiscal years, however during the  fiscal year ending July 31, 2013, we expended a total of $3500 Euros ($4,690 USD) for a research report prepared by a third party independent  consultant in regard to evaluate our  project and provide information in regard to the construction of a photovoltaic  park on the property we currently have under option.

Trend and Uncertainties

The Law 3468/2006 enacted in Greece provided for first time in 2006 appealing feed-in tariff (FiT) incentives for photovoltaics (PVs) in Greece. The response of the national market was immediate in less than 2 years' time. Two subsequent laws formed an even more attractive investment and licensing context both for field and building installations, by introducing additional guarantees and improved grid-connection procedures. However, the unexpectedly large amount of applications submitted until 2011, with aggregate PV capacities which exceeded the national target for 2020 caused continuously tremendous delays in grid-connection processes, eventually resulting in a temporary suspension of new licenses.

During fiscal 2013, in an attempt to grapple with its growing deficit in the Greek Renewable Energy Sources (RES), the Greek government has continued to make reductions in the feed in tariffs and subsidies and to imply taxation and fees to photovoltaic projects in Greece.

According to PV Magazine (www.pv-magazine.com) the alarming decline in PV installation in Greece has accelerated in the last quarter with just 12 MW of new installations in August and September, 2013.

The dramatic decline is prompted by the austerity-crippled Greek government's huge RES fund deficit saw the 801 MW installed between January and the end of March shrivel to 153 MW in the second quarter.

And the latest figures released by Greek electricity market operator LAGIE yesterday, show only 36 MW were added to the nation's cumulative 2.5 GW total in the third quarter. Of that figure, 24 MW arrived in July with only a further 6 MW in each of the following two months.

Of the third-quarter installations, 26 MW were from ground-mount projects.

The Hellenic Association of Photovoltaic Companies (HELAPCO) has repeatedly warned the Greek government that, under its strict measures, the domestic solar PV market is vanishing and thousands of jobs are being lost.

While it is believed there  is still an appetite for investment by foreign companies,  solar market watchers have told pv magazine policy insecurity from the Greek government is hampering such investment.

The Greek Ministry of Environment, Energy and Climate Change (YPEKA) has talked of attempts to set a 'new deal' between renewables producers and the state to further cut project FITs in exchange for benefits such as longer PPAs, but details are not yet available.

RES deficit has reached €500 million

YPEKA must reduce the deficit of LAGIE's RES fund, which is used to pay renewable energy producers. According to LAGIE's report, the fund deficit reached €500 million (US$672 million) at the end of September, up from €326 million in January.

In October, 2013, The Greek Parliament's commerce committee voted through a new renewable energy systems (RES) bill, which adds an extra fee to solar photovoltaic power producers. The new bill also brings into force net metering.  All power producers (whether fossil fuels or renewables) will pay a fee based on their income and a calculation that takes into account the effect of each power generator to the security of the electricity supply. The exact amount to be paid by each category producer will be decided later by the Ministry of Environment, Energy and Climate Change (YPEKA).

Renewable power associations have been up in arms about this new ruling. They argue that conventional power producers will pass this new expense on to the consumers by simply increasing the price at which they sell their power in the wholesale electricity market. On the contrary, RES producers, they claim, have no means to do so since their income is solely based on fixed FITs and do not participate in the spot market. Thus, RES associations argue PV and wind power producers will have to pay the new fee exclusively from their own budget.

Only solar PV parks installed in the islands not interconnected to the mainland's electricity network are exempt from the new fee.

Net metering comes into force

The new bill also brings into force net metering for both solar PV and small wind turbines. Due to the net metering scheme, YPEKA is forced to open once again the application procedure for small solar PV systems in areas where planning institutions had ceased accepting and processing new applications.   We do not yet have information as to which license suspensions will be lifted or whether this new bill will impact on our current project.

However, the Hellenic Association of Photovoltaic Companies (HELAPCO) has called the bill's net metering arrangements "insufficient" since they require a very long period for the investment to be paid back. Households and businesses will not be easily persuaded to invest in net metering under the current arrangements, HELAPCO says. Such a net metering debate has been discussed at length in Greece many times previously.

New FIT cuts on the way

Meanwhile, YPEKA's Deputy Minister Asimakis Papageorgiou confirmed the ministry is examining further FIT cuts. Currently, Papageorgiou confirmed, the ministry is in talks with Greek PV associations and the banks to conclude a so-called 'new deal' among all parties that solves the RES fund deficit and protects the investments of the solar PV producers and the banks that loaned to them.
Solar PV associations have repeated they cannot accept any further cuts to their income and that many of them barely survive as it is.
Coupled with uncertainties in the ability of Greece to turn around its economic crisis, investors are taking  a “wait and see” attitude on any financings.

All of these recent enactments and the uncertainties related to further actions which may be undertaken by the regulatory bodies in Greece will delay our abilities to fund our project.

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

  Safe Harbor

Any forward looking statements in Item 5 and throughout this document are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States,we do not intend to update any of the forward-looking statements to conform these statements to actual results.

The safe harbors of forward-looking statements provided by Section 21E of the Exchange Act are unavailable to issuers of penny stock. As we issued securities at a price below $5.00 per share, our shares are considered penny stocks and such safe harbors set forth under the Private Securities Litigation Reform Act of 1995 are unavailable to us.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS AND SENIOR MANAGEMENT

All directors of our company hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Rick Walchuk	Chairman, Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and Director	57	March 14, 2007
Jenifer Walchuk	Director	32	July 31, 2011
George Young	Director	61	August 27, 2013

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

Currently, Mr. Walchuk is also an officer and director of American Graphite Technologies Inc., which is a reporting issuer in the United States currently quoted on the OTCBB.

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

Employees

The Company does not have any employees. The senior management previously identified is a consultant to the Company and not an employee.

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

We have a total of two (2) United States holders of record known to the Company, holding a total of 10 Class A common shares from a total of 123 shareholders of record.

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

Holders of our Class A common stock

As of October 28, 2013, there were 123 holders of record of our Class A common stock, , of which two holders of record are domiciled in the United States and hold a total of 10 shares. As of such date, 31,803,689 common shares of our company were issued and outstanding.

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

/s/ABBM Group, Ltd LLP
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

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Fiscal Year Ended			Inception (July 19, 2004) Through
	July 31, 2013	July 31, 2012	July 31, 2011	July 31, 2013

Revenue	$-	$-	$-	$-

General and administrative expenses
Management fees	93,000	96,000	96,000	623,797
Stock-based compensation	-	-	-	3,068,129
Professional fees	67,034	15,012	88,775	488,421
Depreciation	-	-	-	1,860
Administrative expenses	9,930	18,676	30,507	534,351
Total operating expenses	169,964	129,688	215,282	4,716,558
Operating income (loss) from continuing operations	(169,964)	(129,688)	(215,282)	(4,716,558)

Other income (expense):
Interest income	-	-	-	1,876
Interest (expense)	(49,425)	(48,852)	(45,842)	(210,320)
Foreign exchange gain (loss)	(228)	17,055	(11,071)	18,173
Total other income (expense)	(49,653)	(31,797)	(56,913)	(190,271)

Income (loss) before taxes from continuing operations	(219,617)	(161,485)	(272,195)	(4,906,829)
Provision (credit) for taxes on income		-	-	-
Net income (loss) from continuing operations	(219,617)	(161,485)	(272,195)	(4,906,829)

(Loss) from discontinued operations, net of tax	-	-	-	(34,208)
Gain recognized on divestment of subsidiary	-	-	-	34,208
Net income (loss) from discontinued operation	-	-	-	-

Net Income (Loss)	$(219,617)	$(161,485)	$(272,195)	$(4,906,829)

Basic and diluted Earnings (loss) per common share – basic
Continuing operations	(0.13)	(0.88)	(1.48)
Discontinued operations	-	-	-

Weighted Average Number of Common Shares Outstanding	1,751,621	183,825	183,825

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

Note 9 – Stock options:

The following table summarizes information concerning stock options outstanding as of July 31, 2013, 2012 and 2011:

	July 31, 2013		July 31, 2012		July 31, 2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	20,150	$40	20,150	$40	20,150	$40
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired or cancelled	15,650	-	-	-	-	-
Outstanding at end of year	4,500	$40	20,150	$40	20,150	$40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	4,500	1	4,500
Total	4,500	1	4,500

If not previously exercised or canceled, options outstanding at July 31, 2013 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2014	$ 40	$ 40	4,500	$ 40

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

10.4	Memorandum of Understanding between the Company and Konstantntinos Papadias dated October 1, 2011 (incorporated by reference to an exhibit to our annual report on Form 20-F filed on March 17, 2010)
10.5	Amendment to Memorandum of understanding between the Company and Papadias (incorporated by reference to an exhibit to our annual report on Form 20-F filed on October 30, 2013)
(12)	Certifications
12.1*	Certification required by Rule 13a-14(a) or Rule 15d-14(a) Chief Executive Officer
12.2*	Certification required by Rule 13a-14(a) or Rule 15d-14(a) Chief Financial Office
(13)	Certification
13.1*	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) Chief Executive Officer
(101)	Interactive Data File
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase
* Filed herewith
** Filed herewith. Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIOSOLAR INC.

Date: November 27, 2013	By:	/s/ Rick Walchuk
	Name:	Rick Walchuk
	Title:	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)